NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF HAMMERHEAD ENERGY INC.

to be held on December 20, 2023

and

NOTICE OF APPLICATION TO THE COURT OF KING'S BENCH OF ALBERTA

and

MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT

with respect to a

PROPOSED PLAN OF ARRANGEMENT

involving

HAMMERHEAD ENERGY INC., CRESCENT POINT ENERGY CORP., HOLDERS OF CLASS A
COMMON SHARES OF HAMMERHEAD ENERGY INC. AND CERTAIN OTHER
SECURITYHOLDERS OF HAMMERHEAD ENERGY INC.

The Board of Directors of Hammerhead Energy Inc. (the "Corporation") unanimously recommends that each of the holders (the "Shareholders") of Class A common shares of the Corporation vote "FOR" the Arrangement Resolution.

November 17, 2023

These materials are important and require your immediate attention. They require Shareholders to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal, tax or other professional advisors.

No securities regulatory authority has expressed an opinion about, or passed upon the fairness or merits of the transaction described in this document, the securities being offered pursuant to such transaction or the adequacy of the information contained in this document and it is an offence to claim otherwise.

LETTER TO SHAREHOLDERS

November 17, 2023

Dear Shareholders:

You are invited to attend a special meeting (the "Meeting") of holders (the "Shareholders") of Class A common shares (the "Common Shares") of Hammerhead Energy Inc. ("Hammerhead" or the "Corporation") to be held at the offices of Burnet, Duckworth & Palmer LLP, 2400, 525 - 8th Avenue S.W., Calgary, Alberta, T2P 1G1 on December 20, 2023 at 8:30 a.m. (Calgary time).

At the Meeting, Shareholders will be asked to consider, and, if deemed advisable, to pass, with or without variation, a resolution (the "Arrangement Resolution") approving a statutory arrangement (the "Arrangement") pursuant to Section 193 of the Business Corporations Act (Alberta) which provides for the acquisition by Crescent Point Energy Corp. ("Crescent Point") of all of the outstanding Common Shares. If the Arrangement is implemented, each Shareholder (other than Shareholders who exercise dissent rights in respect of the Arrangement) will transfer their Common Shares to Crescent Point, in the manner set forth in the Arrangement, in exchange for CAD$15.50 in cash (the "Cash Consideration") and 0.5340 of a Crescent Point common share (a "CPG Share") per Common Share (the "Share Consideration" and collectively with the Cash Consideration, the "Consideration").

The Common Shares are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the symbol "HHRS" and on the Nasdaq Capital Market (the "NASDAQ") under the symbol "HHRS". The CPG Shares are listed and posted for trading on the TSX under the symbol "CPG" and on the New York Stock Exchange (the "NYSE") under the symbol "CPG".

The aggregate Consideration implies an enterprise value for Hammerhead of approximately CAD$2.55 billion, inclusive of assumed net debt, which represents a 17% premium over the five-day volume weighted average trading price of the Common Shares based on trading on the TSX and NASDAQ as of the close of markets on November 3, 2023. The closing price of the Common Shares on the TSX and the NASDAQ on November 6, 2023, the last completed trading day prior to the public announcement of the Arrangement, was CAD$20.00 and US$14.63, respectively. The closing price of the CPG Shares on the TSX and the NYSE on November 6, 2023, the last completed trading day prior to the public announcement of the Arrangement, was CAD$10.94 and US$7.99, respectively. For additional details, see "The Arrangement" in the accompanying management information circular and proxy statement (the "Information Circular").

If the Shareholders approve the Arrangement Resolution, it is anticipated that the Arrangement will become effective on or about December 21, 2023, subject to obtaining court approval and satisfying other usual and customary conditions contained in the arrangement agreement dated as of November 6, 2023 between Hammerhead and Crescent Point with respect to the Arrangement (the "Arrangement Agreement"). For additional details, see "The Arrangement" in the Information Circular.

Benefits of the Arrangement

The Corporation believes that the Arrangement and the transactions contemplated thereby will provide a number of anticipated benefits to the Shareholders, including, without limitation, those arising from the following considerations:

  the Consideration implies an enterprise value for Hammerhead of approximately CAD$2.55 billion, inclusive of assumed net debt, which represents a 17% premium over the five-day volume weighted average trading price of the Common Shares based on trading on the TSX and the NASDAQ as of the close of markets on November 3, 2023;
  the Arrangement provides Shareholders with ownership in Crescent Point, a leading Canadian producer offering an attractive total return to shareholders through return of capital and growth. Crescent Point ownership offers enhanced scale, asset diversification, liquidity in financial markets and a long-term sustainable return of capital framework underpinned by a deep portfolio of high-quality inventory;
  the Consideration provides Shareholders with liquidity as well as the ability to participate in the opportunities associated with the continued business of Crescent Point;
  Crescent Point is focused on delivering shareholder returns with Crescent Point declaring its most recent quarterly CPG Share dividends on November 2, 2023, in the form of a base dividend of $0.10 per CPG Share and an additional special dividend of $0.02 per CPG Share;
  the Arrangement will create the seventh-largest E&P company in Canada with production weighted 65% to oil and liquids, with pro forma Crescent Point production expected to total over 200,000 boe/d in 2024, with significant drilling inventory in place to deliver long-term organic growth;
  following the Effective Time (as defined in the Information Circular), Crescent Point will immediately become the largest owner of land in the volatile oil fairway in the Alberta Montney, in addition to already controlling the largest amount of land in the condensate-rich Kaybob Duvernay play. This increased scale is expected to allow Crescent Point to continue to improve its cost of capital;
  Crescent Point is led by proven and experienced oil and gas business leaders, at both the board and executive management team levels, with a demonstrable track record of creating and delivering value to shareholders; and
  the combined company will benefit from greater scale, diversification and financial resilience and is expected to have access to a broader range of capital sources. Shareholders in the combined company should benefit from a more liquid investment, with significantly greater trading volumes of CPG Shares on the NYSE and the TSX compared to the Common Shares on the TSX and NASDAQ, a more diversified combined shareholder profile and increased visibility in the public capital markets.

For additional information with respect to these and other anticipated benefits of the Arrangement, see "The Arrangement - Benefits of the Arrangement", and "Pro Forma Information Regarding Crescent Point" in the Information Circular.

Approvals

The Arrangement Resolution, the full text of which is set forth in Appendix A to the Information Circular, must, subject to further order of the Court of King's Bench of Alberta (the "Court"), be approved by: (a) at least 66⅔% of the votes cast by Shareholders present in person or represented by proxy at the Meeting; and (b) a simple majority of the votes cast by Shareholders present in person or represented by proxy at the Meeting after excluding the votes cast by persons whose votes may not be included in determining minority approval of a "business combination" pursuant to Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions, being the votes cast with respect to the Common Shares beneficially owned or over which control or direction is exercised by one executive officer of the Corporation. If the Arrangement Resolution is not approved by the Shareholders, the Arrangement cannot be completed.

Completion of the Arrangement is also subject to customary closing conditions for a transaction of this nature, including, among other things, approval of the Court and receipt of all necessary regulatory approvals. If the requisite Shareholder, Court and regulatory approvals are obtained and if all other conditions to the Arrangement becoming effective are satisfied or waived, it is expected that the Arrangement will become effective on or about December 21, 2023.

No approval of the existing holders of CPG Shares is required for the completion of the Arrangement.

Voting Agreements

Concurrently with the execution of the Arrangement Agreement, Riverstone (as defined in the Information Circular) and each director and officer of Hammerhead, who in aggregate hold approximately 82.4% of the Common Shares (on a non-diluted basis), entered into voting agreements with Crescent Point pursuant to which they have agreed to, among other things, vote their Common Shares in favour of the Arrangement Resolution and, insofar as they are Incentive Holders (as defined in the Information Circular), consent to the Arrangement. For additional details, see "The Arrangement - Voting Agreements" in the Information Circular.

Fairness Opinions

In connection with the Arrangement, the board of directors of the Corporation (the "Hammerhead Board") established a special committee of directors of the Corporation (the "Special Committee") who are independent of Hammerhead (including the management thereof) and Riverstone to, among other things, consider the Arrangement, and make a recommendation to the Hammerhead Board in respect thereof. For additional details, see "Recommendation" below, as well as "The Arrangement - Recommendation of the Special Committee" and "The Arrangement - Recommendation of the Hammerhead Board" in the Information Circular.

CIBC World Markets Inc. ("CIBC") acted as financial advisor to the Hammerhead Board and Peters & Co. Limited ("Peters & Co.") acted as financial advisor to the Special Committee.

CIBC has provided the Hammerhead Board with an opinion that, as of November 6, 2023, and subject to the assumptions, limitations, qualifications and other matters stated in such opinion, the Consideration to be received by the Shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view, to the Shareholders.

Peters & Co. has provided the Special Committee with an opinion that, as of November 6, 2023, and subject to the assumptions, limitations, qualifications and other matters stated in such opinion, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders.

The full text of the fairness opinions of CIBC and Peters & Co. are attached as Appendices D and E, respectively, to the Information Circular.

For additional details, see "The Arrangement - Financial Advisors and Fairness Opinions - CIBC Fairness Opinion" and "The Arrangement - Financial Advisors and Fairness Opinions - Peters & Co. Fairness Opinion" in the Information Circular.

Recommendation

The Special Committee, after consultation with management of the Corporation, Peters & Co., and the Special Committee's and the Corporation's respective legal advisors, and after having taken into consideration such matters as it considered relevant, including the fairness opinion of Peters & Co. and the risks and benefits associated with the Arrangement, as described in the Information Circular, determined that the Arrangement was fair to the Shareholders and in the best interests of the Corporation and unanimously resolved to recommend that the Hammerhead Board approve the Arrangement and recommend to Shareholders that they vote in favour of the Arrangement Resolution.

v

The Hammerhead Board, after receiving the recommendation of the Special Committee, consulting with its legal advisors and CIBC in its evaluation of the Arrangement and the receipt of the fairness opinion of CIBC by the Hammerhead Board, determined that the Arrangement was fair to the Shareholders and in the best interests of the Corporation and unanimously recommends that Shareholders vote in favour of the Arrangement Resolution.

In making their respective recommendations, the Special Committee and the Hammerhead Board considered a number of factors as described in the Information Circular. For additional details, see "The Arrangement - Background to the Arrangement", "The Arrangement - Recommendation of the Hammerhead Board", "The Arrangement - Recommendation of the Special Committee", "The Arrangement - Financial Advisors and Fairness Opinions - CIBC Fairness Opinion", "The Arrangement - Financial Advisors and Fairness Opinions - Peters & Co. Fairness Opinion", "The Arrangement - Benefits of the Arrangement" and "The Arrangement - Special Committee and Hammerhead Board Review" in the Information Circular.

Further Information

Full details of the Arrangement are set out in the accompanying notice of special meeting of Shareholders and the Information Circular. The Information Circular contains a detailed description of the Arrangement, including certain risk factors relating to the Arrangement. You should consider carefully all of the information in the Information Circular. If you require assistance, consult your financial, legal, tax or other professional advisor.

Voting at the Meeting

It is important that your Common Shares be represented at the Meeting. Whether or not you are able to attend the Meeting, we urge you to complete the applicable form of proxy and return it to Hammerhead's transfer agent, Computershare Trust Company of Canada: (a) by mail using the enclosed return envelope or one addressed to Computershare Trust Company of Canada, Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; (b) by hand delivery to Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; (c) by phone at 1-866-732-VOTE (8683) ((312) 588-4290 outside of North America); or (d) through the internet at www.investorvote.com (detailed instructions are included with your proxy materials). In order to be valid and acted upon at the Meeting, forms of proxy must be received by Computershare Trust Company of Canada not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for the Meeting or any adjournment(s) or postponement(s) thereof. Shareholders who hold their Common Shares through an intermediary/broker or who otherwise do not hold their Common Shares in their own name ("Beneficial Shareholders") wishing to vote their Common Shares at the Meeting must provide instructions to the intermediary/broker through which they hold their Common Shares in sufficient time prior to the holding of the Meeting.

Letter of Transmittal

If you are a Beneficial Shareholder (i.e. your Common Shares are not registered in your name but are held by an intermediary/broker), after completion of the Arrangement, you will receive the applicable Consideration for your Common Shares through your intermediary/broker. If you are a registered Shareholder, please complete the enclosed letter of transmittal (the "Letter of Transmittal") in accordance with the instructions included therein, sign and return it to the depositary, Computershare Investor Services Inc. (the "Depositary"), to an address indicated on the last page of the Letter of Transmittal, together with the certificate(s) and/or DRS Advice(s) representing your Common Shares and any other required documents. The Letter of Transmittal contains complete instructions on how to exchange the certificate(s) and/or DRS Advice(s) representing your Common Shares for the applicable Consideration for your Common Shares under the Arrangement. For Shareholders that have deposited a Letter of Transmittal together with the certificate(s) and/or DRS Advice(s) prior to the Effective Date (as defined in the Information Circular), you will not receive your Consideration under the Arrangement until at least three Business Days (as defined in the Information Circular) after the date the Arrangement becomes effective. For Shareholders that deposit a Letter of Transmittal together with the certificate(s) and/or DRS Advice(s) on or after the Effective Date, the Consideration will be received as soon as practicable after such deposit.

Information for Beneficial Shareholders

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold Common Shares in their own name. Beneficial Shareholders should note that only proxies deposited by Shareholders whose names appear on the records of Hammerhead as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by an intermediary/broker, then in almost all cases, those Common Shares will not be registered in the Shareholder's name on the records of Hammerhead. Such Common Shares will more likely be registered under the name of the Shareholder's intermediary/broker. If you are a Beneficial Shareholder and receive these materials through your intermediary/broker, please complete the form of proxy or voting instruction form provided to you by your intermediary/broker in accordance with the instructions provided therein.

For additional details, see "Information for Beneficial Shareholders" in the Information Circular.

If you have any questions or need additional information, you should consult your financial, legal, tax or other professional advisor.

On behalf of Hammerhead, I would like to thank all Shareholders for their ongoing support as we prepare to take part in this important transaction for Hammerhead. We would also like to thank our employees who have worked very hard assisting us with this transaction and for providing their support for the Arrangement in addition to their ongoing responsibilities executing on Hammerhead's business objectives.

We look forward to receiving your support at the Meeting.

Yours very truly,

(Signed) "Scott Sobie"
President and Chief Executive Officer and a Director

Hammerhead Energy Inc.

QUESTIONS AND ANSWERS ABOUT THE MEETING AND THE ARRANGEMENT

The following is intended to address certain commonly asked questions concerning the Arrangement and the Arrangement Resolution to be presented at the Meeting. The information contained below is of a summary nature and therefore is not complete and is qualified in its entirety by the more detailed information contained elsewhere in or incorporated by reference in this Information Circular, including the Appendices thereto and documents incorporated by reference therein, all of which are important and should be reviewed carefully. Capitalized terms used but not otherwise defined in this "Questions and Answers About the Meeting and the Arrangement" have the meanings set forth under "Glossary of Terms" in the body of this Information Circular.

Q: Why did I receive this Information Circular?

A: You are receiving this Information Circular and the enclosed Meeting materials because you have been identified as a Shareholder. As described below, Shareholders must approve the Arrangement Resolution at the Meeting in order to complete the Arrangement. This Information Circular contains important information about the Arrangement, related transactions and the Meeting. You should read it carefully.

Q: What will I receive under the Arrangement?

A: Pursuant to the Arrangement, Shareholders (other than Dissenting Shareholders) will transfer their Common Shares to Crescent Point, in the manner set forth in the Arrangement, and will receive for each full Common Share, the Consideration, consisting of the Cash Consideration, being $15.50 in cash, and the Share Consideration, being 0.5340 of a CPG Share. See "The Arrangement - Arrangement Steps".

No fractional CPG Shares will be issued under the Plan of Arrangement. Where the aggregate number of CPG Shares to be issued to a former Securityholder in connection with the Arrangement would result in a fraction of a CPG Share being issuable, such former Securityholder shall receive, in lieu of such fractional CPG Share, the nearest whole number of CPG Shares, as applicable. For greater certainty, where such fractional interest is greater than or equal to 0.5, the number of CPG Shares to be issued will be rounded up to the nearest whole number and where such fractional interest is less than 0.5, the number of CPG Shares to be issued will be rounded down to the nearest whole number. In calculating such fractional interests, all former Common Shares registered in the name of such former Securityholder shall be aggregated without regard to any underlying beneficial ownership of such former Common Shares.

If the aggregate cash amount which a former Securityholder is entitled to receive pursuant to the Plan of Arrangement would otherwise include a fraction of $0.01, then the aggregate cash amount to which such former Securityholder shall be entitled to receive shall be rounded down to the nearest whole $0.01.

See "The Arrangement - Arrangement Steps", "The Arrangement - Procedure for Exchange of Certificates and DRS Advices by Shareholders" in the body of this Information Circular.

Q: How can I vote my Common Shares?

A: If you are a registered Shareholder as of the close of business on the Record Date, you can attend and vote at the Meeting, which will be held at 8:30 a.m. (Calgary time) on December 20, 2023 at the offices of Burnet, Duckworth & Palmer LLP, 2400, 525 - 8th Avenue S.W., Calgary, Alberta, T2P 1G1.

If you are entitled to vote and you cannot attend the Meeting in person, please carefully follow the instructions provided in the enclosed form of proxy in order to vote.

If you are a Beneficial Shareholder (i.e. your Common Shares are not registered in your name but are held by an intermediary/broker) as of the close of business on the Record Date, please carefully follow the instructions provided by your intermediary/broker in order to provide your voting instructions.

For more information on voting your Common Shares, see "General Proxy Matters" in the body of this Information Circular.

Q: What am I being asked to vote on at the Meeting?

A: Shareholders are being asked to vote on the Arrangement Resolution at the Meeting. Approval of the Arrangement Resolution is a condition to the completion of the Arrangement. The full text of the Arrangement Resolution is attached as Appendix A to this Information Circular.

 As of the date hereof, the Corporation knows of no other matter expected to come before the Meeting, other than the vote on the Arrangement Resolution.

Q: Who is eligible to vote at the Meeting?

A: Registered Shareholders are entitled to vote at the Meeting if they held such Common Shares as of the close of business on the Record Date, being November 17, 2023. If a Shareholder transfers Common Shares after the Record Date and the transferee of those Common Shares, having produced properly endorsed certificate(s) and/or DRS Advice(s) evidencing such Common Shares or having otherwise established that the transferee owns such Common Shares, demands, at least 10 days before the Meeting, that the transferee's name be included in the list of Shareholders entitled to vote at the Meeting, such transferee shall be entitled to vote such Common Shares at the Meeting.

Beneficial Shareholders who have not duly appointed themselves as proxyholder will not be able to vote at the Meeting. A substantial number of Shareholders do not hold Common Shares in their own name. If Common Shares are listed in an account statement provided to a Shareholder by an intermediary/broker, then, in almost all cases, those Common Shares will not be registered in the Shareholder's name on the records of the Corporation. Such Common Shares will more likely be registered in the name of the intermediary/broker.

Beneficial Shareholders who wish to vote at the Meeting will be required to appoint themselves as proxyholder in advance of the Meeting by writing their own name in the space provided on the form of proxy or voting instruction form provided by their intermediary/broker. In all cases, Shareholders must carefully follow the instructions set out in their form of proxy or voting instruction form, as applicable.

See "General Proxy Matters" and "Information for Beneficial Shareholders" in the body of this Information Circular.

Q: How many votes do Shareholders have?

A: Shareholders are entitled to cast one vote for each Common Share held by such Shareholder at the close of business on the Record Date.

Q: What constitutes a quorum for the Meeting?

A: The quorum at the Meeting shall be persons present not being less than two in number and holding or representing by proxy not less than 25% of the Common Shares entitled to be voted at the Meeting. If a quorum is present at the opening of the Meeting, the Shareholders present or represented by proxy may proceed with the business of the Meeting notwithstanding that a quorum is not present throughout the Meeting. If a quorum is not present at the opening of the Meeting, the Shareholders present or represented by proxy may adjourn the Meeting to a fixed time and place but may not transact any other business.

Q: What vote by Shareholders is required to approve the Arrangement Resolution?

A: The Arrangement Resolution, the full text of which is set forth in Appendix A to this Information Circular, must, subject to further order of the Court, be approved by: (a) at least 66⅔% of the votes cast by Shareholders present in person or represented by proxy at the Meeting; and (b) a simple majority of the votes cast by Shareholders present in person or represented by proxy at the Meeting after excluding the votes cast by persons whose votes may not be included in determining minority approval of a "business combination" pursuant to MI 61-101, being the votes cast with respect to the Common Shares beneficially owned or over which control or direction is exercised by one executive officer of the Corporation. If the Arrangement Resolution is not approved by the Shareholders, the Arrangement cannot be completed.

See "The Arrangement - Procedure for the Arrangement to Become Effective - Shareholder Approval" and "The Arrangement - Securities Law Matters - Canada - MI 61-101" in the body of this Information Circular.

Q: Why is my vote important?

A: In order to complete the Arrangement, Shareholders must approve the Arrangement Resolution.

Q: Will the CPG Shares to be issued to Shareholders in connection with the Arrangement be traded on an exchange?

A:  Yes. Pursuant to the Arrangement Agreement, Crescent Point has agreed to use commercially reasonable efforts to maintain the listing of the CPG Shares to be issued to Shareholders in connection with the Arrangement on the TSX and the NYSE. It is also a condition to the completion of the Arrangement that the CPG Shares to be issued to Shareholders in exchange for their Common Shares be approved for listing on the TSX and the NYSE, subject to customary conditions.

Q: What are the Corporation's reasons for proposing the Arrangement and entering into the Arrangement Agreement?

A: The Special Committee and the Hammerhead Board each concluded that the Arrangement provides significant potential benefits to the Corporation and Shareholders, which benefits are summarized under "The Arrangement - Benefits of the Arrangement" and "The Arrangement - Special Committee and Hammerhead Board Review" in the body of this Information Circular.

Q: What is an arrangement?

A: An arrangement is a statutory procedure under Alberta corporate Law that allows corporations to carry out transactions upon receiving shareholder and Court approval that then becomes binding on all other shareholders by operation of Law. The Plan of Arrangement is being conducted under Section 193 of the ABCA.

Q: How does the Hammerhead Board recommend that I vote on the Arrangement Resolution?

A: The Hammerhead Board unanimously recommends that you vote "FOR" the Arrangement Resolution to be considered and voted upon at the Meeting. In reaching this decision, the Hammerhead Board considered, among other things, the benefits of the Arrangement, the CIBC Fairness Opinion provided to the Hammerhead Board and the recommendation of the Special Committee. The full text of the CIBC Fairness Opinion is attached as Appendix D to this Information Circular.

 See "The Arrangement - Recommendation of the Hammerhead Board", "The Arrangement - Recommendation of the Special Committee", "The Arrangement - Financial Advisors and Fairness Opinions - CIBC Fairness Opinion", "The Arrangement - Financial Advisors and Fairness Opinions - Peters & Co. Fairness Opinion", "The Arrangement - Background to the Arrangement", "The Arrangement - Benefits of the Arrangement" and "The Arrangement - Special Committee and Hammerhead Board Review" in the body of this Information Circular.

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Q: What do I need to do now?

A: You are urged to read carefully and consider the information contained in this Information Circular, including the section entitled "Risk Factors", the Appendices attached hereto, the Crescent Point documents incorporated by reference herein and the Hammerhead Annual Report and the Hammerhead Annual MD&A, which are available under Hammerhead's SEDAR Plus issuer profile at www.sedarplus.ca, and to consider how the Arrangement will affect you as a Shareholder. You should then vote as soon as possible in accordance with the instructions provided in this Information Circular and on the enclosed form of proxy or, if you are a Beneficial Shareholder and receive these materials through your intermediary/broker, on the form of proxy or voting instruction form provided to you by your intermediary/broker in accordance with the instructions provided therein.

See "General Proxy Matters - Appointment and Revocation of Proxies" and "Information for Beneficial Shareholders" in the body of this Information Circular.

Q: What does it mean if I receive more than one set of materials?

A: This means you own Common Shares that are registered under different names or addresses. For example, you may own some Common Shares directly as a Shareholder of record and other Common Shares through one or more intermediaries/brokers. In these situations, you will receive multiple sets of materials. You must complete each form of proxy or voting instruction form you receive, or vote each set of Common Shares in accordance with the instructions provided.

Q: What if I acquire ownership of Common Shares after the Record Date?

A: If a Shareholder transfers Common Shares after the Record Date and the transferee of those Common Shares, having produced properly endorsed certificate(s) and/or DRS Advice(s) evidencing such Common Shares or having otherwise established that the transferee owns such Common Shares, demands, at least 10 days before the Meeting, that the transferee's name be included in the list of Shareholders entitled to vote at the Meeting, such transferee shall be entitled to vote such Common Shares at the Meeting.

Q: How can I change or revoke my vote?

A: A Shareholder who has already provided a vote by proxy has the power to revoke it. If you attend the Meeting at which the proxy is to be voted, then you may revoke the proxy and vote at the Meeting. In addition to revocation in any other manner permitted by Law, a proxy may be revoked by an instrument in writing signed by the Shareholder or their attorney authorized in writing, or, if the Shareholder is a corporation, signed by a duly authorized officer or attorney for the corporation, and deposited at the registered office of the Corporation at any time up to and including the last day (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) preceding the day of the Meeting at which the proxy is to be used (or any adjournment(s) or postponement(s) thereof) or with the Chair of the Meeting on the day of the Meeting (or any adjournment(s) or postponement(s) thereof).

See "General Proxy Matters - Appointment and Revocation of Proxies" in the body of this Information Circular.

Q: Am I entitled to dissent rights?

A: Under the Interim Order, a registered Shareholder who fully complies with the dissent procedures in Section 191 of the ABCA, as modified by the Interim Order and the Plan of Arrangement, is entitled, if the Arrangement becomes effective, in addition to any other rights the holder may have, to dissent and to be paid by Crescent Point the fair value of the Common Shares held by the holder in respect of which the holder dissents, determined as of the close of business on the last Business Day before the day on which the Arrangement Resolution is adopted. A registered Shareholder's right to dissent is more particularly described in the text of Section 191 of the ABCA and the Interim Order, which are set forth in Appendices F and C, respectively, to this Information Circular. A Dissenting Shareholder must send to Hammerhead a written objection to the Arrangement Resolution, which written objection must be received by Hammerhead, c/o Burnet, Duckworth & Palmer LLP, Suite 2400, 525 - 8th Avenue S.W., Calgary, Alberta T2P 1G1, Attention: Craig O. Alcock, by 5:00 p.m. (Calgary time) on December 13, 2023 (or the Business Day that is five Business Days prior to the date of the Meeting if it is not held on December 20, 2023).

Beneficial Shareholders who wish to dissent should be aware that only the registered owner of such Common Shares is entitled to dissent. Accordingly, a Beneficial Shareholder desiring to exercise Dissent Rights must make arrangements for the Common Shares beneficially owned by such Beneficial Shareholder to be registered in the name of such Beneficial Shareholder prior to the time written objection to the Arrangement Resolution is required to be received by the Corporation or, alternatively, make arrangements for the registered holder of such Common Shares to dissent on behalf of the Beneficial Shareholder. It is strongly encouraged that any registered Shareholder wishing to dissent seek independent legal advice, as the failure to strictly comply with the provisions of the ABCA, as modified by the Interim Order and the Plan of Arrangement, may prejudice such Shareholders' right to dissent.

See "Dissent Rights" in the body of this Information Circular.

Q: What conditions must be satisfied to complete the Arrangement?

A: Completion of the Arrangement is also subject to customary closing conditions for a transaction of this nature, including among other things, approval of the Court, approval of Shareholders of the Arrangement Resolution and receipt of the Key Regulatory Approvals. For a summary of the conditions that must be satisfied or waived prior to completion of the Arrangement, see "The Arrangement - The Arrangement Agreement - Conditions Precedent to the Arrangement" in the body of this Information Circular.

 No approval of the existing holders of CPG Shares is required for the completion of the Arrangement.

See "The Arrangement - Procedure for the Arrangement to Become Effective" in the body of this Information Circular.

Q: What will happen if the Arrangement Resolution is not approved or the Arrangement is not completed for any reason?

A: If the Arrangement Resolution is not approved or the Arrangement is not completed for any reason, the Arrangement Agreement may be terminated by one or both of the Parties. Pursuant to the terms of the Arrangement Agreement, Hammerhead has agreed that it will not, among other things, solicit, assist, initiate, knowingly encourage or otherwise facilitate any inquiry, proposal or offer (whether public or otherwise) that constitutes or would reasonably be expected to constitute or lead to, an Acquisition Proposal. Notwithstanding the foregoing, if at any time prior to the approval of the Arrangement Resolution, Hammerhead receives an unsolicited Acquisition Proposal not resulting from a breach of the non-solicitation covenants of the Arrangement Agreement which the Hammerhead Board determines constitutes or could reasonably be expected to constitute or lead to a Superior Proposal, Hammerhead may engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal, subject to certain requirements and notification to Crescent Point, who will have the right to match any Superior Proposals within the Matching Period. The Arrangement Agreement provides for a termination amount of $85 million payable by Hammerhead, in consideration for the disposition of Crescent Point's rights under the Arrangement Agreement, if the Arrangement is not completed in certain circumstances, and $85 million payable by Crescent Point, in consideration for the disposition of Hammerhead's rights under the Arrangement Agreement, if the Arrangement is not completed in certain circumstances.

See "The Arrangement - The Arrangement Agreement - Termination of the Arrangement Agreement" in the body of this Information Circular.

Q: When does the Corporation expect the Arrangement to become effective?

A: It is currently anticipated that the Arrangement will become effective on or about December 21, 2023, provided that all requisite approvals are obtained and other conditions to the consummation of the Arrangement have been satisfied or waived.

 See "The Arrangement - The Arrangement Agreement - Conditions Precedent to the Arrangement" and "Timing" in the body of this Information Circular.

Q:  What will happen if the Arrangement is completed?

A:  If the Arrangement is completed, Crescent Point will acquire all of the issued and outstanding Common Shares and Hammerhead will become a direct wholly-owned Subsidiary of Crescent Point. Following completion of the Arrangement, it is anticipated that the Common Shares will be delisted from the TSX and the NASDAQ. In addition, it is expected that Crescent Point will, subject to applicable Law, apply to have Hammerhead cease to be a reporting issuer in all jurisdictions in which it is a reporting issuer and will terminate Hammerhead's reporting obligations in Canada and the United States following completion of the Arrangement.

Q: Are there voting agreements in place with any Shareholders?

A: Yes. Concurrently with the execution of the Arrangement Agreement, Riverstone and each director and officer of Hammerhead, who in aggregate hold approximately 82.4% of the Common Shares (on a non-diluted basis), entered into the Voting Agreements with Crescent Point pursuant to which they have agreed to, among other things, vote their Common Shares in favour of the Arrangement Resolution and, insofar as they are Incentive Holders, consent to the Arrangement.

Additionally, pursuant to the Arrangement Agreement, Hammerhead has delivered to Crescent Point agreements consenting to the Arrangement executed by Incentive Holders (other than those who have executed Voting Agreements) holding, together with the directors and officers who have entered into Voting Agreements, not less than 66⅔% of each of the issued and outstanding Equity Incentive Awards, Legacy Options and Legacy RSUs.

See "The Arrangement - Voting Agreements" in the body of this Information Circular.

Q: How do I receive the Consideration that I am entitled to under the Arrangement?

A: Registered Shareholders must complete and return the enclosed Letter of Transmittal which, when properly completed and returned together with the certificate(s) and/or DRS Advice(s) representing the Shareholder's Common Shares and all other required documents, will enable each Shareholder (other than Dissenting Shareholders) to obtain the Consideration that the Shareholder is entitled to receive under the Arrangement. See "The Arrangement - Procedure for Exchange of Certificates and DRS Advices by Shareholders" in the body of this Information Circular.

Beneficial Shareholders should contact their intermediary/broker regarding the Arrangement with respect to such Beneficial Shareholder's Common Shares in order to receive the Consideration issuable pursuant to the Arrangement in exchange for such Beneficial Shareholder's Common Shares.

Q: What interests do the current directors and officers of Hammerhead have in the Arrangement?

A: In considering the unanimous recommendation of the Hammerhead Board to vote in favour of the Arrangement, the Shareholders should be aware that, aside from their interests as Shareholders, certain members of Hammerhead management have interests in the Arrangement that are different from, or in addition to, those of other Shareholders generally. Both the Special Committee and the Hammerhead Board were aware of and considered these interests, among other matters, in evaluating the Arrangement, and in recommending to Shareholders that they approve the Arrangement Resolution. Shareholders should take these interests into account in deciding whether to approve the Arrangement Resolution. See "Interests of Certain Persons or Companies in the Arrangement - Ownership of Securities of the Corporation" in the body of this Information Circular.

Q: Did the Corporation obtain a fairness opinion in determining whether or not to proceed with the Arrangement?

A: Yes. CIBC acted as financial advisor to the Hammerhead Board and Peters & Co. acted as financial advisor to the Special Committee.

 CIBC has provided the Hammerhead Board with an opinion that, as of November 6, 2023, and subject to the assumptions, limitations, qualifications and other matters stated in such opinion, the Consideration to be received by the Shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view, to the Shareholders.

 Peters & Co. has provided the Special Committee with an opinion that, as of November 6, 2023, and subject to the assumptions, limitations, qualifications and other matters stated in such opinion, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders.

 The full text of the fairness opinions of CIBC and Peters & Co. are attached as Appendices D and E, respectively, to this Information Circular.

 See "The Arrangement - Financial Advisors and Fairness Opinions - CIBC Fairness Opinion" and "The Arrangement - Financial Advisors and Fairness Opinions - Peters & Co. Fairness Opinion" in the body of this Information Circular.

Q: Who is paying for this Information Circular and the enclosed Meeting materials?

A: This Information Circular is furnished in connection with the solicitation of proxies by the management of the Corporation to be used at the Meeting. All costs of the solicitation will be borne by the Corporation.

Q: Is this Information Circular the only way that proxies are being solicited?

A: Solicitations of proxies will be primarily by mail, but may also be in person or by telephone, fax or oral communication by directors, officers, employees or agents of the Corporation who may be specifically remunerated therefor.

 Additionally, pursuant to the Arrangement Agreement, Crescent Point may, on behalf of the management of the Corporation, directly or through a proxy solicitation services firm of Crescent Point's choice, actively solicit proxies, on behalf of management of the Corporation, in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Person that is inconsistent with the Arrangement Resolution and the completion of any of the transactions contemplated by the Arrangement Agreement in compliance with Law.

 See "General Proxy Matters - Solicitation of Proxies" in the body of this Information Circular.

Q: What are the Canadian federal income tax and the U.S. federal income tax considerations of the Arrangement?

A: For a summary of certain of the material Canadian federal income tax and the U.S. federal income tax considerations of the Arrangement applicable to Shareholders, see "Certain Canadian Federal Income Tax Considerations" and "Certain U.S. Federal Income Tax Considerations" in the body of this Information Circular. Such summary is not intended to be legal or tax advice. Shareholders should consult their own tax advisors as to the Canadian, U.S. and other tax consequences of the Arrangement to them with respect to their particular circumstances.

Q: Who should I contact if I have questions?

A: If you have any questions about the Arrangement or the matters described in this Information Circular, please contact your professional advisors.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that, pursuant to an order (the "Interim Order") of the Court of King's Bench of Alberta (the "Court") dated November 17, 2023, a special meeting (the "Meeting") of the holders (the "Shareholders") of Class A common shares (the "Common Shares") of Hammerhead Energy Inc. ("Hammerhead" or the "Corporation"), will be held at 8:30 a.m. (Calgary time) on December 20, 2023 at the offices of Burnet, Duckworth & Palmer LLP, 2400, 525 - 8th Avenue S.W., Calgary, Alberta, T2P 1G1, for the following purposes:

1. to consider, pursuant to the Interim Order and, if deemed advisable, to pass, with or without variation, a special resolution of the Shareholders (the "Arrangement Resolution"), the full text of which is set forth in Appendix A to the management information circular and proxy statement of Hammerhead dated November 17, 2023 (the "Information Circular"), approving an arrangement (the "Arrangement") under Section 193 of the Business Corporations Act (Alberta) (the "ABCA") involving Hammerhead, Crescent Point Energy Corp. ("Crescent Point"), the Shareholders and certain other securityholders of Hammerhead, all as more particularly described in the Information Circular; and

2. to transact such further and other business as may properly be brought before the Meeting or any adjournment(s) or postponement(s) thereof.

Specific details of the matters to be put before the Meeting are set forth in the Information Circular.

The Arrangement is described in the Information Circular, which forms part of this Notice of Special Meeting of Shareholders. The full text of the Arrangement Resolution is set out in Appendix A to the Information Circular. The full text of the plan of arrangement (the "Plan of Arrangement") implementing the Arrangement is attached as Appendix A to the Arrangement Agreement (as defined in the Information Circular), which is attached as Appendix B to the Information Circular. The Interim Order is attached as Appendix C to the Information Circular.

The board of directors of Hammerhead unanimously recommends that Shareholders vote "FOR" the Arrangement Resolution. It is a condition to the completion of the Arrangement that the Arrangement Resolution be approved by Shareholders at the Meeting. If the Arrangement Resolution is not approved by the Shareholders, the Arrangement cannot be completed.

Voting at the Meeting

Each Common Share entitled to be voted at the Meeting entitles the holder thereof to one vote at the Meeting in respect of the Arrangement Resolution and to one vote on any other matters to be considered at the Meeting. The Arrangement Resolution, the full text of which is set forth in Appendix A to the Information Circular, must, subject to further order of the Court, be approved by: (a) at least 66⅔% of the votes cast by Shareholders present in person or represented by proxy at the Meeting; and (b) a simple majority of the votes cast by Shareholders present in person or represented by proxy at the Meeting after excluding the votes cast by persons whose votes may not be included in determining minority approval of a "business combination" pursuant to Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions, being the votes cast with respect to the Common Shares beneficially owned or over which control or direction is exercised by one executive officer of the Corporation.

The record date (the "Record Date") for determination of Shareholders entitled to receive notice of, and to vote at, the Meeting is the close of business on November 17, 2023. Only Shareholders of record as at the Record Date are entitled to receive notice of the Meeting. Shareholders of record will be entitled to vote those Common Shares included in the list of Shareholders prepared as at the Record Date. If a Shareholder transfers Common Shares after the Record Date and the transferee of those Common Shares, having produced properly endorsed certificate(s) and/or DRS Advice(s) evidencing such Common Shares or having otherwise established that the transferee owns such Common Shares, demands, at least 10 days before the Meeting, that the transferee's name be included in the list of Shareholders entitled to vote at the Meeting, such transferee shall be entitled to vote such Common Shares on the Arrangement Resolution at the Meeting.

Shareholders are requested to date and sign the enclosed form of proxy and to deposit it with Hammerhead's transfer agent, Computershare Trust Company of Canada: (a) by mail using the enclosed return envelope or one addressed to Computershare Trust Company of Canada, Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; (b) by hand delivery to Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; (c) by phone at 1-866-732-VOTE (8683) ((312) 588-4290 outside of North America); or (d) through the internet at www.investorvote.com (detailed instructions are included with your proxy materials). In order to be valid and acted upon at the Meeting, forms of proxy must be received by Computershare Trust Company of Canada not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for the Meeting or any adjournment(s) or postponement(s) thereof.

The instrument appointing a proxy shall be in writing and shall be executed by the Shareholder or the Shareholder's attorney authorized in writing or, if the Shareholder is a corporation, by an officer or attorney thereof duly authorized.

In the event of a strike, lockout or other work stoppage involving postal employees, all documents required to be delivered by a Shareholder should be delivered by facsimile to Computershare Trust Company of Canada at 1-866-249-7775 (toll-free in North America) or 1-416-263-9524 (outside North America).

The persons named in the enclosed form of proxy are directors and/or officers of Hammerhead. Each Shareholder has the right to appoint a proxyholder other than such persons, who need not be a Shareholder, to attend and to act for such Shareholder and on such Shareholder's behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the Shareholder's appointee should be legibly printed in the blank space provided, or if voting through the internet, the name of the Shareholder's appointee should be legibly printed in the blank space provided, or if voting through the internet, the name of the Shareholder's appointee should be included in the applicable field. Shareholders who hold their Common Shares through an intermediary/broker or who otherwise do not hold their Common Shares in their own name ("Beneficial Shareholders") who wish to vote at the Meeting will be required to appoint themselves as proxyholder in advance of the Meeting by writing their own name in the space provided on the form of proxy or voting instruction form provided by their intermediary/broker. In all cases, Shareholders must carefully follow the instructions set out in their form of proxy or voting instruction form, as applicable.

If a Shareholder receives more than one set of materials, it means that such Shareholder owns Common Shares that are registered under different names or addresses. Each form of proxy or voting instruction form received must be completed in accordance with the instructions provided therein.

A proxyholder has discretion under the accompanying form of proxy in respect of amendments or variations to matters identified in this Notice of Special Meeting of Shareholders and with respect to other matters which may properly come before the Meeting, or any adjournment(s) or postponement(s) thereof. As of the date hereof, management of Hammerhead knows of no amendments, variations or other matters to come before the Meeting other than the matters set forth in this Notice of Special Meeting of Shareholders. Shareholders who are planning to return the form of proxy are encouraged to review the Information Circular carefully before submitting the form of proxy.

Unless otherwise directed, it is the intention of the persons named in the enclosed form of proxy (or voting instruction form, as applicable), if not expressly directed to the contrary in such form of proxy, to vote such proxy "FOR" the Arrangement Resolution set forth in Appendix A to the Information Circular.

Dissent Rights

Under the Interim Order, registered Shareholders have the right to dissent with respect to the Arrangement and to be paid by Crescent Point the fair value of their Common Shares in accordance with the provisions of Section 191 of the ABCA, as modified by the Interim Order and the Plan of Arrangement. A Shareholder's right to dissent is more particularly described in the Information Circular and the text of Section 191 of the ABCA and the Interim Order, which are attached as Appendices F and C, respectively, to the Information Circular. It is strongly encouraged that any registered Shareholder wishing to dissent seek independent legal advice, as the failure to strictly comply with the provisions of the ABCA, as modified by the Interim Order and the Plan of Arrangement, may prejudice such Shareholders' right to dissent. A registered Shareholder wishing to exercise rights of dissent with respect to the Arrangement must send a written objection to the Arrangement Resolution, which written objection must be received by Hammerhead, c/o Burnet, Duckworth & Palmer LLP, Suite 2400, 525 - 8th Avenue S.W., Calgary, Alberta T2P 1G1, Attention: Craig O. Alcock, by 5:00 p.m. (Calgary time) on December 13, 2023 (or the Business Day (as defined in the Information Circular) that is five Business Days prior to the date of the Meeting if it is not held on December 20, 2023).

Beneficial Shareholders who wish to dissent should be aware that only the registered owner of such Common Shares is entitled to dissent. Accordingly, a Beneficial Shareholder who desires to exercise the right of dissent must make arrangements for the Common Shares beneficially owned by such holder to be registered in the holder's name prior to the time written objection to the Arrangement Resolution is required to be received by the Corporation or, alternatively, make arrangements for the registered holder of such Common Shares to dissent on the holder's behalf.

DATED at the City of Calgary, in the Province of Alberta, this 17th day of November, 2023.

BY ORDER OF THE BOARD OF DIRECTORS OF HAMMERHEAD ENERGY INC.

(signed) "Scott Sobie"
Scott Sobie President and Chief Executive Officer and a Director Hammerhead Energy Inc.

IN THE COURT OF KING'S BENCH OF ALBERTA
JUDICIAL CENTRE OF CALGARY

IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, R.S.A. 2000, c. B-9, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING HAMMERHEAD ENERGY INC., CRESCENT POINT ENERGY CORP., HOLDERS OF CLASS A COMMON SHARES OF HAMMERHEAD ENERGY INC. AND CERTAIN OTHER SECURITYHOLDERS OF HAMMERHEAD ENERGY INC.

NOTICE OF APPLICATION

NOTICE IS HEREBY GIVEN that an originating application (the "Application") has been filed with the Court of King's Bench of Alberta, Judicial Centre of Calgary (the "Court") on behalf of Hammerhead Energy Inc. ("Hammerhead") with respect to a proposed plan of arrangement (the "Arrangement") under Section 193 of the Business Corporations Act, R.S.A. 2000, c. B-9, as amended (the "ABCA"), involving Hammerhead, Crescent Point Energy Corp. ("Crescent Point"), the holders of Class A common shares ("Common Shares") of Hammerhead (the "Shareholders") and certain other securityholders of Hammerhead, which Arrangement is described in greater detail in the management information circular and proxy statement of Hammerhead dated November 17, 2023 accompanying this Notice of Application. At the hearing of the Application, Hammerhead intends to seek an order:

1. declaring that the terms and conditions of the Arrangement, and the procedures relating thereto, are fair and reasonable to the persons affected from a substantive and procedural point of view;

2. approving the Arrangement pursuant to the provisions of Section 193 of the ABCA and pursuant to the terms and conditions of the Arrangement Agreement;

3. declaring that the registered Shareholders shall have the right to dissent in respect of the Arrangement in accordance with the provisions of Section 191 of the ABCA, as modified by the interim order of the Court dated November 17, 2023 (the "Interim Order") and the Arrangement;

4. declaring that the Arrangement will, upon the filing of the Articles of Arrangement pursuant to the provisions of Section 193 of the ABCA and the issuance of the Proof of Filing of Articles of Arrangement under the ABCA, become effective in accordance with its terms and will be binding on and after the effective time of the Arrangement; and

5. granting such further and other orders, declarations and directions as the Court may deem just.

The Court has been advised that its final order approving the Arrangement, if granted, will constitute the basis for an exemption from the registration requirement of the United States Securities Act of 1933, as amended, pursuant to Section 3(a)(10) thereof, with respect to the issuance of common shares of Crescent Point to Shareholders and holders of each of: (i) legacy options to purchase Common Shares ("Legacy Options"); (ii) legacy share awards to purchase Common Shares ("Legacy RSUs"); and (iii) restricted share awards to receive Common Shares ("Equity Incentive Awards" and collectively with Legacy Options and Legacy RSUs, "Incentives", and holders of such Incentives being "Incentive Holders") pursuant to the Arrangement.

AND NOTICE IS FURTHER GIVEN that the said Application is directed to be heard before a Justice of the Court, at the Calgary Courts Centre, 601 - 5th Street, S.W., Calgary, Alberta Canada, or via video conference if necessary, on December 20, 2023 at 2:00 p.m. (Calgary time) or as soon thereafter as counsel may be heard. Any Shareholder, Incentive Holder or other interested party desiring to support or oppose the Application may appear at the time of the hearing in person or by counsel for that purpose provided such Shareholder, Incentive Holder or other interested party files with the Court and serves upon Hammerhead on or before 5:00 p.m. (Calgary time) on December 13, 2023 (or the business day that is five business days prior to the date of the Meeting (as defined herein) if it is not held on December 20, 2023), a notice of intention to appear (the "Notice of Intention to Appear") setting out such Shareholder's, Incentive Holder's or interested party's address for service and indicating whether such Shareholder, Incentive Holder or interested party intends to support or oppose the Application or make submissions, together with a summary of the position such person intends to advocate before the Court, and any evidence or materials which are to be presented to the Court. Service on Hammerhead is to be effected by delivery to its solicitors at the address set forth below.

AND NOTICE IS FURTHER GIVEN that, at the hearing and subject to the foregoing, Shareholders, Incentive Holders and any other interested persons will be entitled to make representations as to, and the Court will be requested to consider, the fairness of the Arrangement. If you do not attend, either in person or by counsel, at that time, the Court may approve or refuse to approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court may deem fit, without any further notice.

AND NOTICE IS FURTHER GIVEN that the Court, by the Interim Order of the Court dated November 17, 2023, has given directions as to the calling and holding of a special meeting of the Shareholders (the "Meeting") for the purposes of such Shareholders voting upon a special resolution to approve the Arrangement and, in particular, has directed that registered Shareholders have the right to dissent under the provisions of Section 191 of the ABCA, as modified by the terms of the Interim Order and the Arrangement.

AND NOTICE IS FURTHER GIVEN that further notice in respect of these proceedings will only be given to those persons who have filed a Notice of Intention to Appear.

AND NOTICE IS FURTHER GIVEN that a copy of the said Application and other documents in the proceedings will be furnished to any Shareholder, Incentive Holder or other interested party requesting the same by the undermentioned solicitors for Hammerhead upon written request delivered to such solicitors as follows:

Burnet, Duckworth & Palmer LLP
Suite 2400, 525 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1

Attention: Craig O. Alcock

DATED at the City of Calgary, in the Province of Alberta, this 17th day of November, 2023.

BY ORDER OF THE BOARD OF DIRECTORS OF HAMMERHEAD ENERGY INC.

(signed) "Scott Sobie"
Scott Sobie President and Chief Executive Officer and a Director Hammerhead Energy Inc.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular including under "Summary" hereof and in Appendices G and H attached hereto. Terms and abbreviations used in the Appendices to this Information Circular other than Appendices G and H are defined separately and the terms and abbreviations defined below are not used therein, except where otherwise indicated.

"2021 Tax Year" has the meaning given to it under the heading "Certain U.S. Federal Income Tax Considerations - Passive Foreign Investment Company Considerations";

"2022 Tax Year" has the meaning given to it under the heading "Certain U.S. Federal Income Tax Considerations - Passive Foreign Investment Company Considerations";

"ABCA" means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"Acquisition Facility Agreement" means the credit agreement pursuant to which the Term Loan is being made;

"Acquisition Proposal" means any bona fide offer, proposal, expression of interest or inquiry from any Person, or group of Persons "acting jointly or in concert" (within the meaning of National Instrument 62-104 - Takeover Bids and Issuer Bids) (other than Crescent Point or any Affiliate of Crescent Point) made after the Agreement Date relating to any one or more of the following:

(a) any direct or indirect sale or disposition (or lease, licence, royalty agreement, joint venture, long-term supply agreement or other arrangement having the same economic effect), in a single transaction or a series of related transactions, of:

(i) assets of Hammerhead or any of its Subsidiaries that individually or in the aggregate constitute 20% or more of the consolidated assets of Hammerhead and its Subsidiaries or which contribute 20% or more of the consolidated revenue of Hammerhead and its Subsidiaries (in each case determined based upon the most recent Company Annual Financial Statements); or

(ii) 20% or more of any class of voting or equity securities (including securities convertible into or exercisable or exchangeable for voting or equity securities) of Hammerhead or any of its Subsidiaries;

(b) any direct or indirect take-over bid, tender offer, exchange offer, plan of arrangement, merger, amalgamation, consolidation, security exchange, business combination, reorganization, recapitalization, liquidation, dissolution, or winding up or other transaction that, if consummated, would result in a Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities (including securities convertible into or exercisable or exchangeable for voting or equity securities) of Hammerhead or any of its Subsidiaries; or

(c) any other similar transaction or series of transactions involving Hammerhead or any of its Subsidiaries the completion of which would reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Arrangement Agreement or the Arrangement;

provided that solely for purposes of Section 8.1(a)(iii)(B) of the Arrangement Agreement, "Acquisition Proposal" does not include any transaction or series of transactions (A) solely among Hammerhead and one or more of its Subsidiaries or among such Subsidiaries, or (B) solely among Riverstone and Hammerhead and/or one or more of Hammerhead's Subsidiaries where Riverstone does not materially increase its direct or indirect beneficial ownership of securities of Hammerhead;

"Affiliate" of any Person means any other Person who, directly or indirectly, controls, or is controlled by, or is under common control with, such Person, and for these purposes:

(a) a body corporate is controlled by one or more Persons if (i) securities of the body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate are beneficially owned by the Person or Persons, and (ii) the votes attached to those securities are sufficient to elect a majority of the directors of the body corporate;

(b) an association, partnership or other organization is controlled by one or more Persons if (i) more than 50% of the partnership or other ownership interests, however designated, into which the association, partnership or other organization is divided are beneficially owned by the Person or Persons, and (ii) the Person or Persons are able to direct the business and affairs of the association, partnership or other organization or the appointment of its management;

(c) a body corporate, association, partnership or other organization is controlled by one or more Persons if the Person or Persons have, directly or indirectly, control in fact of the body corporate, association, partnership or other organization; and

(d) a body corporate, association, partnership or other organization that controls another body corporate, association, partnership or other organization is deemed to control any body corporate, association, partnership or other organization that is controlled or deemed to be controlled by the other body corporate, association, partnership or other organization;

and "control", "controlled" and similar expressions have corresponding meanings;

"Agreement Date" means November 6, 2023;

"allowable capital loss" has the meaning given to it under the heading "Certain Canadian Federal Income Tax Considerations - Holders Resident in Canada - Taxation of Capital Gains and Losses";

"AmalCo" means 2453729 Alberta ULC, an Alberta unlimited liability corporation and former wholly-owned Subsidiary of DCRD, which amalgamated with HHR pursuant to the Company Amalgamation to form HULC, a wholly-owned Subsidiary of the Corporation;

"AML Laws" means the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), its associated regulations, the Criminal Code (Canada) and similar Laws in Canada and other jurisdictions;

"Anti-Corruption Laws" means the Corruption of Public Officials Act (Canada), the U.S. Foreign Corrupt Practices Act of 1977 and similar Laws in Canada and other jurisdictions;

"Applicable Deadline" has the meaning given to it under the heading "Certain Canadian Federal Income Tax Considerations - Holders Resident in Canada - Disposition of Common Shares under the Arrangement - With a Section 85 Election";

"ARC" means an advance ruling certificate issued pursuant to Section 102 of the Competition Act;

"Arrangement" means the arrangement of Hammerhead pursuant to Section 193 of the ABCA on the terms and conditions set forth in the Plan of Arrangement, as may be supplemented, modified, amended, or amended and restated from time to time, and not to any particular article, section or other portion thereof;

"Arrangement Agreement" means the arrangement agreement dated November 6, 2023 between Crescent Point and Hammerhead with respect to the Arrangement, including the appendices attached to it or otherwise forming part of it, all as the same may be amended, restated, replaced, or supplemented from time to time;

"Arrangement Resolution" means the resolution of the Shareholders approving the Plan of Arrangement to be considered and voted on at the Meeting, the full text of which is set forth in Appendix A to this Information Circular, including any amendments or variations made thereto in accordance with the Arrangement Agreement or at the discretion of the Court in the Interim Order, provided any amendments made at the direction of the Court in the Interim Order are acceptable to Hammerhead and Crescent Point, each acting reasonably;

"Articles of Arrangement" means the articles of arrangement of Hammerhead in respect of the Plan of Arrangement required under subsection 193(4.1) of the ABCA to be sent to the Registrar after the Final Order has been granted, to give effect to the Arrangement;

"Authorization" means, with respect to any Person, any Order, permit, approval, consent, waiver, licence, registration, recognition, certification, accreditation or other authorization issued, granted or given by a Governmental Authority having jurisdiction over the Person;

"BDP" has the meaning given to it under the heading "The Arrangement - Background to the Arrangement";

"Beneficial Shareholder" means a Shareholder who holds his, her or its Common Shares through an intermediary/broker or who otherwise does not hold his, her or its Common Shares in his her or its own name;

"Blakes" has the meaning given to it under the heading "The Arrangement - Background to the Arrangement";

"Broadridge" means Broadridge Financial Solutions, Inc.;

"Business Combination Agreement" means the business combination agreement made among DCRD, HHR, Hammerhead and AmalCo dated September 25, 2022, including the plan of arrangement as contemplated thereby pursuant to Section 193 of the ABCA;

"Business Day" means a day on which commercial banks are open for business in Calgary, Alberta but excludes: (a) a Saturday, Sunday or any other statutory or civic holiday in Calgary, Alberta; and (b) any such day on which commercial banks are generally required or authorized to be closed in Calgary, Alberta;

"Capital Program" means the capital program and budget of Hammerhead dated October 13, 2023, a copy of which has been provided to Crescent Point and is attached to the Hammerhead Disclosure Letter;

"Cash Consideration" means $15.50 in cash;

"Cash Consideration Common Share" means the fraction of a Common Share equal to 0.738 of a Common Share;

"CDS" means CDS Clearing and Depository Services Inc.;

"CIBC" means CIBC World Markets Inc.;

"CIBC Engagement Letter" has the meaning ascribed to it under "Summary - CIBC Fairness Opinion" in this Information Circular;

"CIBC Fairness Opinion" means the opinion of CIBC, the financial advisor to Hammerhead, to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received by the Shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view, to the Shareholders;

"Commissioner" means the Commissioner of Competition appointed under the Competition Act or any Person authorized to exercise the powers and perform the duties of the Commissioner of Competition;

"Common Shares" means the Class A common shares in the capital of the Corporation;

"Company Amalgamation" means the amalgamation of HHR and AmalCo;

"Company Annual Financial Statements" means the consolidated audited financial statements of HHR for the financial years ended December 31, 2022, 2021 and 2020;

"Competition Act" means the Competition Act (Canada), as amended;

"Competition Act Approval" means, with respect to the transactions contemplated by the Arrangement Agreement, either:

(a) the Commissioner shall have issued an ARC; or

(b) both:

(i) the applicable waiting period under Section 123 of the Competition Act shall have expired or been terminated or the obligation to notify and supply information in accordance with Part IX of the Competition Act shall have been waived by the Commissioner under subsection 113(c) of the Competition Act; and

(ii) the Commissioner shall have advised Crescent Point in writing that he does not, at that time, intend to make an application under Section 92 of the Competition Act (a "No Action Letter") and any terms and conditions of such No Action Letter are acceptable to Crescent Point, acting reasonably;

"Computershare" means Computershare Trust Company of Canada, the transfer agent of Hammerhead;

"Confidentiality Agreement" means the confidentiality agreement dated June 29, 2023 entered into by Crescent Point and Hammerhead;

"Consideration" means the consideration to be paid and received pursuant to the Plan of Arrangement in respect of each Common Share (other than Common Shares in respect of which Dissent Rights have been duly and validly exercised), consisting of the Share Consideration and the Cash Consideration;

"Contracts" means all legally binding agreements, arrangements, understandings, commitments and undertakings (whether written or oral) to which a Person is a party or a beneficiary or pursuant to which any of its property or assets are or may be affected;

"Court" means the Court of King's Bench of Alberta;

"CPG Shares" means the common shares in the capital of Crescent Point;

"CPEUS" has the meaning given to it under the heading "Documents Incorporated by Reference" in Appendix H to this Information Circular;

"CPRP" has the meaning given to it under the heading "Documents Incorporated by Reference" in Appendix H to this Information Circular;

"CRA" means the Canada Revenue Agency;

"Crescent Point" means Crescent Point Energy Corp.;

"Crescent Point AIF" means the annual information form of Crescent Point for the year ended December 31, 2022;

"Crescent Point Annual Financial Statements" has the meaning given to it under the heading "Documents Incorporated by Reference" in Appendix H to this Information Circular;

"Crescent Point Annual MD&A" means the management's discussion and analysis of Crescent Point as at and for the three months and years ended December 31, 2022 and 2021;

"Crescent Point Board" means the board of directors of Crescent Point;

"Crescent Point Credit Facilities" means Crescent Point's $2.76 billion combined revolving bank credit facilities;

"Crescent Point Damages Event" has the meaning given to it under the heading "The Arrangement - The Arrangement Agreement - Termination Fees - Crescent Point Termination Fee";

"Crescent Point Interim Financial Statements" means the unaudited interim consolidated financial statements of Crescent Point as at and for the three and nine months ended September 30, 2023, together with the notes thereto;

"Crescent Point Interim MD&A" means the management's discussion and analysis of Crescent Point as at and for the three and nine months ended September 30, 2023;

"Crescent Point Management Information Circular" has the meaning given to it under the heading "Documents Incorporated by Reference" in Appendix H to this Information Circular;

"Crescent Point Material Adverse Effect" means a Material Adverse Effect in relation to Crescent Point;

"Crescent Point Shareholders" has the meaning given to it under the heading "Documents Incorporated by Reference" in Appendix H to this Information Circular;

"Crescent Point Termination Fee" means $85 million;

"Crescent Point VWAP" means the volume weighted average trading price of the CPG Shares on the TSX for the five most recently completed trading days immediately prior to the Business Day immediately preceding the Effective Date during which not less than one "board lot" trade in the CPG Shares has occurred;

"DCRD" means Decarbonization Plus Acquisition Corporation IV, which amalgamated with NewCo pursuant to the SPAC Amalgamation to form Hammerhead;

"DCRD Class A Common Shares" means, following the Domestication, DCRD's Class A common shares;

"DCRD Class A Ordinary Shares" means DCRD's Class A ordinary shares, par value US$0.0001 per share;

"DCRD Private Placement Warrants" means the warrants issued to the DCRD Sponsor and certain of DCRD's independent directors in a private placement simultaneously with the closing of the DCRD initial public offering;

"DCRD Sponsor" means Decarbonization Plus Acquisition Sponsor IV LLC, a Cayman Islands limited liability company;

"DCRD Warrants" means the whole warrants to purchase DCRD Class A Ordinary Shares (or, following the Domestication, DCRD Class A Common Shares) as contemplated under the warrant agreement dated August 10, 2021 by and between DCRD and Continental Stock Transfer & Trust Company, with each whole warrant exercisable for one DCRD Class A Ordinary Share (or, following the Domestication, DCRD Class A Common Shares) at an exercise price of US$11.50;

"Debt Commitment Letter" means the commitment letter dated the Agreement Date and entered into by The Bank of Nova Scotia, Royal Bank of Canada and Bank of Montreal, as initial lenders, and Crescent Point, as the borrower, to provide the Debt Financing, and including the related fee letter;

"Debt Financing" means the debt financing contemplated under the Debt Commitment Letter, the proceeds of which are intended to be used by Crescent Point to satisfy a portion of the aggregate Cash Consideration payable under the terms of the Plan of Arrangement and to repay the outstanding indebtedness under Hammerhead's credit facilities on the Effective Date;

"Debt Financing Documents" means the definitive documentation with respect to the Debt Financing on the respective terms and conditions (including the "market flex" provisions) contained in the Debt Commitment Letter;

"Debt Financing Parties" means, collectively, the agents, arrangers, lenders and other entities that have committed to provide or arrange or otherwise entered into agreements in connection with all or any part of the Debt Financing;

"Depositary" means Computershare Investor Services Inc., or such other Person that may be appointed by Crescent Point and Hammerhead for the purpose of receiving deposits of certificates and/or DRS Advices formerly representing Common Shares;

"Dissent Rights" means the right of a Dissenting Shareholder to dissent in respect of the Arrangement Resolution and to be paid the fair value of the Common Shares granted pursuant to the Interim Order, all in accordance with Section 191 of the ABCA (as modified by the Interim Order and the Plan of Arrangement), the Interim Order and Article 4 of the Plan of Arrangement;

"Dissenting Shareholder" means a registered holder of the Common Shares who validly dissents in respect of the Arrangement Resolution in strict compliance with Section 191 of the ABCA (as modified by the Interim Order and the Plan of Arrangement), the Interim Order and Article 4 of the Plan of Arrangement and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights as at the Effective Time;

"Domestication" means the transfer of DCRD by way of continuation from the Cayman Islands to Alberta in accordance with the Cayman Islands Companies Act (as amended) and domesticate as an Alberta corporation in accordance with the ABCA;

"DRS Advice" means a Direct Registration System (DRS) advice;

"EDGAR" means the Electronic Data Gathering, Analysis, and Retrieval system or any system that replaces EDGAR;

"Effective Date" means the date the Arrangement becomes effective under the ABCA;

"Effective Time" means the time on the Effective Date that the Articles of Arrangement are filed in accordance with subsection 193(4.1) of the ABCA;

"Elected Amount" has the meaning given to it under the heading "Certain Canadian Federal Income Tax Considerations - Holders Resident in Canada - Disposition of Common Shares under the Arrangement - With a Section 85 Election";

"Electing Holder" has the meaning given to it under the heading "Certain Canadian Federal Income Tax Considerations - Holders Resident in Canada - Disposition of Common Shares under the Arrangement - With a Section 85 Election";

"Eligible Shareholder" means a Shareholder that does not hold Legacy Shares immediately prior to the Effective Time or will not acquire Legacy Shares under the Plan of Arrangement and that, immediately prior to the Effective Time, is either:

(a) a resident of Canada for purposes of the Tax Act and not exempt from tax under Part I of the Tax Act;

(b) a partnership, any member of which is a resident of Canada for purposes of the Tax Act and not exempt from tax under Part I of the Tax Act;

(c) a non-resident of Canada for purposes of the Tax Act that is not exempt from tax under the Tax Act and in respect of whom the Common Shares are, or are deemed to be, taxable Canadian property (as defined in the Tax Act); or

(d) a partnership all of the members of which are non-residents of Canada for purposes of the Tax Act and in respect of whom the Common Shares are, or are deemed to be, taxable Canadian property (as defined in the Tax Act);

"Employee Obligations" means any obligations or liabilities of Hammerhead or any of its Subsidiaries to pay any amount to or on behalf of its officers, directors, consultants or employees, other than for salary (which for consultants shall include consulting fees), vacation and current year bonus (excluding for greater certainty pursuant to any Incentives) and, without limiting the generality of the foregoing, Employee Obligations shall include the obligations of Hammerhead or any of its Subsidiaries to their respective directors, officers, employees or consultants for severance or termination payments on the change of control of Hammerhead pursuant to any agreements or severance or retention policy, including the Executive Severance;

"Equity Financing" means the "bought deal" equity financing agreed to by Crescent Point substantially concurrently with entering into the Arrangement Agreement, the net proceeds of which are intended to be used by Crescent Point to satisfy a portion of the aggregate Cash Consideration payable under the terms of the Plan of Arrangement;

"Equity Incentive Award" means an award granted under the Equity Incentive Award Plan and designated as a "Restricted Incentive Award" in accordance with the terms of, and as defined in, the Equity Incentive Award Plan;

"Equity Incentive Award Plan" means the Equity Incentive Award Plan of Hammerhead dated effective February 23, 2023 and as amended and restated on May 1, 2023;

"Equity Incentive Awardholder" means a holder of an Equity Incentive Award;

"Exchange Approvals" means the approvals of the TSX and the NYSE for the listing of the CPG Shares to be issued to Shareholders in connection with the Arrangement, subject to customary conditions;

"Executives" means, collectively, Hammerhead's: (a) President and Chief Executive Officer; (b) Senior Vice President and Chief Financial Officer; (c) Senior Vice President, Development and A&D: (d) Senior Vice President, Operations and Alternative Energy; (e) Senior Vice President, Production, Marketing and ESG; (f) Senior Vice President, Business & Organizational Effectiveness; and (g) Vice President, Capital Markets & Corporate Planning;

"Executive Severance" means the obligations of Hammerhead or any of its Subsidiaries to the Executives for severance or termination payments on the change of control of Hammerhead pursuant to any agreements or severance or retention policy (excluding for greater certainty pursuant to any Incentive);

"Exercise Price" means: (a) in the case of a Legacy CCPC Option or a Legacy Non-CCPC Option, the exercise price applicable to such Legacy CCPC Option or Legacy Non-CCPC Option, as the case may be, as of the Effective Time pursuant to its terms; or (b) in the case of a Legacy RSU, the exercise price applicable to the Legacy RSU as of the Effective Time pursuant to its terms;

"FHSA" has the meaning given to it under the heading "Certain Canadian Federal Income Tax Considerations -Holders Resident in Canada - Eligibility for Investment by Registered Plans";

"Final Order" means the order of the Court approving the Arrangement pursuant to subsection 193(4) of the ABCA, as such order may be affirmed, amended, or modified by any court of competent jurisdiction prior to the Effective Time, provided that any such amendment or modification is acceptable to both Hammerhead and Crescent Point, each acting reasonably;

"Finance Related Parties" has the meaning given to it under the heading "The Arrangement - The Arrangement Agreement - Covenants of the Parties - Covenants of Hammerhead Regarding the Arrangement";

"Financing" has the meaning given to it under the heading "The Arrangement - The Arrangement Agreement - Covenants of the Parties - Covenants of Hammerhead Regarding the Arrangement";

"First Proposal" has the meaning given to it under the heading "The Arrangement - Background to the Arrangement";

"FOFI" has the meaning given to it under the heading "Forward-Looking Statements";

"forward-looking statements" has the meaning given to it under the heading "Forward-Looking Statements";

"Fourth Proposal" has the meaning given to it under the heading "The Arrangement - Background to the Arrangement";

"GAAP" means accounting principles generally accepted in Canada applicable to public companies at the relevant time and which incorporates IFRS as adopted by the Canadian Accounting Standards Board;

"Governmental Authority" means:

(a) any international, multinational, national, federal, provincial, state, territorial, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign;

(b) any subdivision, agency, agent or authority of any of the foregoing; or

(c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency, stock exchange, or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing including, for greater certainty, the Securities Regulatory Authorities, the TSX, the NYSE, the NASDAQ and any applicable regional reliability entity, electric system operator, public utilities commission, public service commission or equivalent entity;

"Hammerhead" or the "Corporation" means Hammerhead Energy Inc.;

"Hammerhead Annual Financial Statements" means, collectively: (a) the audited annual consolidated financial statements of HHR as at and for the years ended December 31, 2022 and 2021 and the notes thereto, which were filed on Hammerhead's SEDAR Plus issuer profile on March 28, 2023 under "financial statements of operating entity"; (b) the audited annual financial statements of NewCo as at and for the year ended December 31, 2022, and for the period from September 1, 2022 (inception) through to December 31, 2022, which were filed on Hammerhead's SEDAR Plus issuer profile on March 28, 2023 under "audited annual financial statements"; and (c) the audited annual financial statements of DCRD as at and for the year ended December 31, 2022, and for the period from February 22, 2021 (inception) through to December 31, 2021, which were filed on Hammerhead's SEDAR Plus issuer profile on March 28, 2023 under "Other";

"Hammerhead Annual MD&A" means the management's discussion and analysis of HHR as at and for the three months and years ended December 31, 2022 and 2021;

"Hammerhead Annual Report" means the annual report on Form 20-F for Hammerhead for the year ended December 31, 2022 dated March 28, 2023;

"Hammerhead Board" means the board of directors of Hammerhead;

"Hammerhead Board Recommendation" has the meaning given to "Company Board Recommendation" in the Arrangement Agreement;

"Hammerhead Change in Recommendation" has the meaning given to it under the heading "The Arrangement - The Arrangement Agreement - Termination of the Arrangement Agreement";

"Hammerhead Circular" means the information circular and proxy statement of Hammerhead dated May 1, 2023 with respect to the annual and special meeting of Hammerhead Shareholders held on June 8, 2023;

"Hammerhead Damages Event" has the meaning given to it under the heading "The Arrangement - The Arrangement Agreement - Termination Fees - Hammerhead Termination Fee";

"Hammerhead Disclosure Letter" means the disclosure letter executed by Hammerhead and delivered to Crescent Point concurrently with the execution of the Arrangement Agreement;

"Hammerhead Employee" means any full-time or part-time employee of Hammerhead or any of its Subsidiaries including any such employee on disability (long-term or short-term), workplace safety and insurance, pregnancy, parental or other statutory or approved leave;

"Hammerhead Employee Plan" means all retirement, pension, supplemental pension, savings, retirement savings, retiring allowance, bonus, profit sharing, stock purchase, stock option, phantom stock, share appreciation rights, deferred compensation, severance or termination pay, change of control, life insurance, medical, hospital, dental care, vision care, drug, sick leave, short-term or long-term disability, salary continuation, unemployment benefits, vacation, incentive, compensation or other employee benefit plan, program, arrangement, policy or practice whether written or oral, formal or informal, funded or unfunded, registered or unregistered, insured or self-insured that is maintained or otherwise contributed to, or required to be contributed to, by or on behalf of Hammerhead or any of its Subsidiaries for the benefit of current or former Hammerhead Employees, directors, officers, shareholders, independent contractors or agents of Hammerhead or any of its Subsidiaries, other than government sponsored pension, employment insurance, workers compensation and health insurance plans;

"Hammerhead Filings" means all documents publicly filed under the profile of Hammerhead on SEDAR Plus, by or on behalf of Hammerhead, since February 24, 2023;

"Hammerhead Interim Financial Statements" means the unaudited interim condensed consolidated financial statements as at and for the three and nine months ended September 30, 2023, together with the notes thereto;

"Hammerhead Interim MD&A" means the management's discussion and analysis of Hammerhead as at and for the three and nine months ended September 30, 2023;

"Hammerhead Material Adverse Effect" means a Material Adverse Effect in relation to Hammerhead;

"Hammerhead Reserves Report" means the independent engineering evaluation of HHR's tight oil, shale gas and natural gas liquids reserves prepared by McDaniel & Associates Consultants Ltd. in accordance with NI 51-101 effective December 31, 2022 and dated March 28, 2023;

"Hammerhead Termination Fee" means $85 million;

"HHR" means Hammerhead Resources Inc., an Alberta corporation, which amalgamated with AmalCo to form HULC pursuant to the Company Amalgamation;

"Holder" has the meaning given to it under the heading "Certain Canadian Federal Income Tax Considerations";

"HULC" means Hammerhead Resources ULC, an Alberta unlimited liability corporation, which was formed by the amalgamation of AmalCo and HHR pursuant to the Company Amalgamation;

"IFRS" means International Financial Reporting Standards as issued by the International Accounting Standards Board, as incorporated in the CPA Canada Handbook at the relevant time applied on a consistent basis;

"Incentives" means, collectively, the outstanding Options, Equity Incentive Awards, Legacy Options, and Legacy RSUs granted under the Option Plan, the Equity Incentive Award Plan, the Legacy Share Option Plan and the Legacy RSU Plan, respectively;

"Incentive Holders" means the holders of Incentives;

"Incentive Plans" means, collectively, the Equity Incentive Award Plan, the Option Plan, the Legacy Share Option Plan and the Legacy RSU Plan;

"Information Circular" means this management information circular and proxy statement of Hammerhead dated November 17, 2023, sent by Hammerhead to the Shareholders in connection with the Meeting;

"Interim Order" means the interim order of the Court concerning the Arrangement under subsection 193(4) of the ABCA, containing declarations and directions with respect to the Arrangement and the holding of the Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction, provided that any such amendment or modification is acceptable to both Hammerhead and Crescent Point, each acting reasonably;

"In-the-Money Value":

(a) in the case of a Legacy CCPC Option, has the same meaning as "In-the-Money Value" under Section 9 of the Legacy Share Option Plan and, for these purposes, the "Current Market Price" as defined for the purposes of Section 9 of the Legacy Share Option Plan shall mean the Per Common Share Consideration, with the intention being that the number of Common Shares issued upon the exercise of Legacy CCPC Options is determined in accordance with the Legacy Share Option Plan using the same fair market value of a Common Share as is used for all Shareholders under the Plan of Arrangement;

(b) in the case of a Legacy Non-CCPC Option, means the amount equal to (x) the number of Common Shares underlying such Legacy Non-CCPC Option multiplied by (y) the amount by which the Per Common Share Consideration exceeds the Exercise Price per Common Share of such Legacy Non-CCPC Option, with the intention being that the In-the-Money Value of the Legacy Non-CCPC Options is determined in accordance with the Legacy Share Option Plan using the same fair market value of a Common Share as is used for all Shareholders under the Plan of Arrangement;

(c) in the case of a Legacy RSU, means the amount equal to (x) the number of Common Shares underlying such Legacy RSU multiplied by (y) the amount by which the Per Common Share Consideration exceeds the Exercise Price per Common Share of such Legacy RSU, with the intention being that the In-the-Money Value of the Legacy RSUs is determined in accordance with the Legacy RSU Plan using the same fair market value of a Common Share as is used for all Shareholders under the Plan of Arrangement; and

(d) in the case of an Equity Incentive Award, means the amount equal to (x) the number of Common Shares underlying such Equity Incentive Award multiplied by (y) the Per Common Share Consideration, with the intention being that the In-the-Money Value of the Equity Incentive Awards is determined in accordance with the Equity Incentive Award Plan using the same fair market value of a Common Share as is used for all Shareholders under the Plan of Arrangement;

"IOI" has the meaning given to it under the heading "The Arrangement - Background to the Arrangement";

"Key Regulatory Approvals" means, collectively, the Competition Act Approval and the Exchange Approvals;

"Law" means, with respect to any Person, any and all applicable law, constitution, treaty, convention, ordinance, code, rule, instrument, regulation, Order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, standards, practices, guidelines and protocols of any Governmental Authority;

"Legacy Cash Consideration Cap" means, in respect of a Shareholder who owns Legacy Shares, an aggregate amount of cash equal to (x) the number of Common Shares (including Legacy Shares) owned by such Shareholder multiplied by (y) the Cash Consideration;

"Legacy CCPC Option" means each option to purchase Common Shares outstanding pursuant to the provisions of the Legacy Share Option Plan that was issued in an exchange governed by subsection 7(1.4) of the Tax Act in exchange for an option that was granted by a corporation that was a Canadian controlled private corporation for the purposes of the Tax Act at the time of grant;

"Legacy CCPC Optionholder" means the holder of a Legacy CCPC Option;

"Legacy Non-CCPC Option" means each option to purchase Common Shares outstanding pursuant to the provisions of the Legacy Share Option Plan that is not a Legacy CCPC Option;

"Legacy Non-CCPC Optionholder" means the holder of a Legacy Non-CCPC Option;

"Legacy Options" means, collectively, the Legacy CCPC Options and the Legacy Non-CCPC Options;

"Legacy RSU" means a unit equivalent in value to a Common Share issued pursuant to the Legacy RSU Plan;

"Legacy RSU Holder" means a holder of a Legacy RSU;

"Legacy RSU Plan" means the Legacy Share Award Plan of Hammerhead dated effective February 23, 2023;

"Legacy Share" means:

(a) a Common Share issued upon the exercise or deemed exercise of a Legacy CCPC Option (whether pursuant to Section 3.1(b) of the Plan of Arrangement or otherwise); or

(b) a Common Share otherwise acquired in circumstances where both paragraph 7(1)(a) and subsection 7(1.1) of the Tax Act were applicable to such acquisition;

"Legacy Share Consideration Base" means, in respect of a Shareholder who owns Legacy Shares, a number of CPG Shares (rounded down to the nearest whole number of CPG Shares) equal to (x) the number of Legacy Shares owned by such Shareholder multiplied by (y) 2.0388;

"Legacy Share Consideration Cap" means, in respect of a Shareholder who owns Legacy Shares, a number of CPG Shares (rounded down to the nearest whole number of CPG Shares) equal to (x) the number of Common Shares (including Legacy Shares) owned by such Shareholder multiplied by (y) 0.5340;

"Legacy Share Exchange Number" means the lesser of:

(a) all Legacy Shares held by a Shareholder; and

(b) such number of Legacy Shares held by a Shareholder as is necessary to ensure that the fair market value of the Legacy Shares transferred by such Shareholder to Crescent Point pursuant to Section 3.1(g) of the Plan of Arrangement (at a deemed price of $21 per Legacy Share) is equal to the fair market value of the CPG Shares (at a deemed price of $10.30 per CPG Share) received by such Shareholder pursuant to Section 3.1(g) of the Plan of Arrangement in exchange therefor;

"Legacy Share Option Plan" means the Legacy Share Option Plan of the Corporation dated effective February 23, 2023;

"Letter of Transmittal" means the letter of transmittal sent to Shareholders pursuant to which Shareholders are required, among other things, to deliver certificate(s) and/or DRS Advice(s) representing Common Shares to the Depositary in exchange for the Consideration to which the holders of such Common Shares are entitled under the Arrangement;

"Lien" means:

(a) any mortgage, charge, pledge, hypothec, security interest, assignment, lien (statutory or otherwise), privilege, easement, servitude, pre-emptive right or right of first refusal, ownership or title retention agreement, restrictive covenant or conditional sale agreement or option, imperfections of title or encroachments relating to real property; and

(b) any other encumbrance of any nature or any arrangement or condition which, in substance, secures payment or performance of an obligation;

"Matching Period" has the meaning given to it under the heading "The Arrangement - The Arrangement Agreement - Covenants of the Parties - Additional Covenants Regarding Non-Solicitation - Right to Match";

"Material Adverse Effect" means, in respect of a Party, any change, event, occurrence, effect, state of facts or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects, states of facts or circumstances is or would reasonably be expected to be material and adverse to the business, operations, results of operations, assets, properties, financial condition or liabilities (contingent or otherwise) of the Party and its Subsidiaries, taken as a whole, except any such change, event, occurrence, effect, state of facts or circumstances resulting from or arising in connection with:

(a) any change or development generally affecting the industry in which the Party operates;

(b) any change in global, national or regional political conditions (including the outbreak or escalation of war or acts of terrorism) or in general economic, business, regulatory, political, or market conditions or in national or global financial, commodities, capital, currency, securities or credit markets;

(c) any change in Law, IFRS or regulatory accounting or Tax requirements, or in the interpretation, application or non-application of the foregoing by any Governmental Authority;

(d) any natural disaster or epidemic, pandemic or disease outbreak or worsening thereof;

(e) any action taken (or omitted to be taken) by the Party that is required by the Arrangement Agreement or upon the written request or with the written consent of the other Party;

(f) any change in the market price or trading volume of any securities of the Party or any credit ratings downgrade or negative outlook or similar event (it being understood that the causes underlying such change in market price, trading volume or credit rating may be taken into account in determining whether a Material Adverse Effect has occurred);

(g) any failure by the Party to meet any internal or published projections, forecasts, guidance or estimate of revenues, earnings, cash flows or other financial or operating metrics (it being understood that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred);

(h) any matter or prospective matter which has been disclosed in the Hammerhead Disclosure Letter; or

(i) the execution, announcement or performance of the Arrangement Agreement or the Plan of Arrangement or the implementation and completion of the Arrangement, including any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of the Party with any Governmental Authority or any of its current or prospective employees, customers, securityholders, financing sources, vendors, distributors, suppliers, counterparties, partners, licensors or lessors;

provided, however, that:

(i) with respect to clauses (a) through to and including (d) above, only to the extent that such matter does not have a materially disproportionate effect on the Party and its Subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the industries in which the Party operates; and

(ii) references in certain sections of the Arrangement Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative for purposes of determining whether a Material Adverse Effect has occurred;

"Meeting" means the special meeting of Shareholders to be held at 8:30 a.m. (Calgary time) on December 20, 2023 at the offices Burnet, Duckworth & Palmer LLP, 2400, 525 - 8th Avenue S.W., Calgary, Alberta, T2P 1G1, to consider the Arrangement Resolution, and any adjournment(s) or postponement(s) thereof;

"MI 61-101" means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions;

"Named Executive" means the individual party to an agreement with Hammerhead regarding the settlement of such individual's Legacy RSUs with Common Shares held by the Share Trust;

"NASDAQ" means the Nasdaq Capital Market;

"New SPAC Class B Common Shares" means the Class B common shares in the authorized share capital of Hammerhead;

"NewCo" means Hammerhead Energy Inc., an Alberta corporation and wholly-owned Subsidiary of HHR prior to the SPAC Amalgamation Effective Time, which amalgamated with DCRD to form the Corporation;

"NI 14-101" means National Instrument 14-101 - Definitions;

"NI 51-101" means National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities;

"NI 51-102" means National Instrument 51-102 - Continuous Disclosure Obligations;

"No Action Letter" has the meaning given to it in the definition of Competition Act Approval;

"Non-Competition Agreements" means the area of exclusion, non-competition and confidentiality agreements entered into between Crescent Point and the Executives on the Agreement Date;

"Non-Resident Dissenter" has the meaning given to it under the heading "Certain Canadian Federal Income Tax Considerations - Holders Not Resident in Canada - Dissenting Non-Resident Holders";

"Non-Resident Holder" has the meaning given to it under the heading "Certain Canadian Federal Income Tax Considerations - Holders Not Resident in Canada";

"North Dakota Asset Sale" has the meaning given to it under the heading "Documents Incorporated by Reference" in Appendix H to this Information Circular;

"Norton Rose" has the meaning given to it under the heading "The Arrangement - Background to the Arrangement";

"NYSE" means the New York Stock Exchange;

"Option" means an option to purchase Common Shares granted pursuant to the provisions of the Option Plan;

"Option Plan" means the Share Option Plan of the Corporation dated effective February 23, 2023 and as amended and restated on May 1, 2023;

"Order" means any order, writ, judgment, decree, stipulation, determination, award, decision, sanction, ruling, or similar action taken or entered by or with or applied by any Governmental Authority, in each case, whether temporary, preliminary or permanent;

"Ordinary Course" means, with respect to an action taken by a Person, that such action:

(a) is or has been taken in the ordinary and usual course of the normal day-to-day operations of the Person or its business, as the case may be, and in a manner consistent with the past practices of such Person or its business; and

(b) would be similar in nature to actions customarily taken in the ordinary and usual course of the normal day-to-day operations of other Persons that are in the same line of business as such Person;

"Outside Date" means February 29, 2024 or such other date as may be agreed to by the Parties;

"Over-Allotment Option" has the meaning given to it under the heading "Consolidated Capitalization" in Appendix H to this Information Circular;

"Parties" means Hammerhead and Crescent Point; and "Party" means either of them;

"Per Common Share Consideration" means the amount equal to the aggregate of (x) the Cash Consideration and (y) the Share Consideration multiplied by the Crescent Point VWAP;

"Person" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Authority, syndicate, or other entity, whether or not having legal status;

"Peters & Co." means Peters & Co. Limited;

"Peters & Co. Engagement Letter" has the meaning given to it under the heading "Summary - Peters & Co. Fairness Opinion" in this Information Circular;

"Peters & Co. Fairness Opinion" means the opinion of Peters & Co., the financial advisor to the Special Committee, to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders;

"PFIC" has the meaning given to it under the heading "Certain U.S. Federal Income Tax Considerations - U.S. Federal Income Tax Consequences of the Arrangement and the Receipt of the Consideration Pursuant to the Arrangement";

"Plan of Arrangement" means the plan of arrangement of Hammerhead attached to the Arrangement Agreement as Appendix A as supplemented, modified, amended or amended and restated from time to time in accordance with the terms thereof and the Arrangement Agreement or made at the direction of the Court in the Final Order;

"Privacy Laws" means the Personal Information Protection and Electronic Documents Act (Canada) and any similar Laws relating to the collection, use, disclosure or storage of Personal Information (as defined in the Arrangement Agreement) including, but not limited to, the Personal Information Protection Act (Alberta) and the Personal Information Protection Act (British Columbia);

"Probable" reserves are those additional reserves that are less certain to be recovered than Proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated Proved plus Probable reserves;

"Proceeding" means any suit, claim, action, charge, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, audit, examination, application or known investigation commenced, brought, conducted or heard by or before any Governmental Authority;

"Prohibited Activities" has the meaning given to it under the heading "Interests of Certain Persons or Companies in the Arrangement - Non-Competition Agreements";

"Proposed Transaction" has the meaning given to it under the heading "The Arrangement - Background to the Arrangement";

"Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves;

"QEF Electing Holder" has the meaning given to it under the heading "Certain U.S. Federal Income Tax Considerations - Passive Foreign Investment Company Considerations - Taxation of U.S. Holders Making a Timely QEF Election";

"QEF Election" has the meaning given to it under the heading "Certain U.S. Federal Income Tax Considerations -Passive Foreign Investment Company Considerations";

"QEF Non-Electing Holder" has the meaning given to it under the heading "Certain U.S. Federal Income Tax Considerations - Passive Foreign Investment Company Considerations - Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election";

"RDSP" has the meaning given to it under the heading "Certain Canadian Federal Income Tax Considerations - Holders Resident in Canada - Eligibility for Investment by Registered Plans";

"Record Date" means November 17, 2023, being the record date for determination of Shareholders entitled to receive notice of, and to vote at, the Meeting;

"Registered Plans" has the meaning given to it under the heading "Certain Canadian Federal Income Tax Considerations - Holders Resident in Canada - Eligibility for Investment by Registered Plans";

"Registrar" means the Registrar of Corporations or a Deputy Registrar of Corporations appointed under Section 263 of the ABCA;

"Regulatory Approval" means:

(a) any Authorization, consent, waiver, permit, license, certificate, exemption, review, Order, decision or approval of, or any registration and filing with, any Governmental Authority;

(b) any third party consent required under any of the Authorizations held by Hammerhead or any of its Subsidiaries; or

(c) the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Authority, in each case in connection with the Arrangement;

"Representative" means, in respect of any Person and, as applicable, any officer, director, trustee, partner, employee, representative (including any financial, legal or other advisor) or agent of such Person or of any of its Subsidiaries;

"Resident Dissenter" has the meaning given to it under the heading "Certain Canadian Federal Income Tax Considerations - Holders Resident in Canada - Dissenting Resident Holders";

"Resident Holder" has the meaning given to it under the heading "Certain Canadian Federal Income Tax Considerations - Holders Resident in Canada";

"RESP" has the meaning given to it under the heading "Certain Canadian Federal Income Tax Considerations - Holders Resident in Canada - Eligibility for Investment by Registered Plans";

"Restricted Employee" has the meaning given to it under the heading "Interests of Certain Persons or Companies in the Arrangement - Non-Competition Agreements";

"Restricted Share Bonus Plan" has the meaning given to it under the heading "Description of Share Capital" in Appendix H to this Information Circular;

"Riverstone" means, collectively, Riverstone V REL Hammerhead B.V., REL Hammerhead B.V., Riverstone V CIOC LP, Riverstone V Investment Management Coöperatief U.A., R5 HHR FS Holdings LLC and Decarbonization Plus Acquisition Sponsor IV LLC;

"RRIF" has the meaning given to it under the heading "Certain Canadian Federal Income Tax Considerations - Holders Resident in Canada - Eligibility for Investment by Registered Plans";

"RRSP" has the meaning given to it under the heading "Certain Canadian Federal Income Tax Considerations - Holders Resident in Canada - Eligibility for Investment by Registered Plans";

"Rule 144" means Rule 144 under the U.S. Securities Act;

"Sanctions" means any economic or trade sanctions or restrictive measures enacted, administered, imposed or enforced by the Parliament of Canada, the United States Department of the Treasury's Office of Foreign Assets Control, the United States Department of State, the United Nations Security Council, the European Union or any present or future member state thereof, the United Kingdom's His Majesty's Treasury or any other relevant sanctions authority;

"SEC" means the United States Securities and Exchange Commission;

"Second Proposal" has the meaning given to it under the heading "The Arrangement - Background to the Arrangement";

"Section 85 Election" has the meaning given to it under the heading "Certain Canadian Federal Income Tax Considerations - Holders Resident in Canada - Disposition of Common Shares under the Arrangement - No Section 85 Election";

"Securities Act" means the Securities Act, R.S.A. 2000, c. S 4, as amended;

"Securities Laws" means, as applicable, the Securities Act or similar statute of each of the Securities Regulatory Authorities and the respective rules and regulations under such laws together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders;

"Securities Regulatory Authorities" means, as applicable, the securities regulatory authorities listed in "Appendix C" to NI 14-101;

"Securityholders" means, collectively, the Shareholders and the Incentive Holders;

"SEDAR Plus" means the System for Electronic Document Analysis and Retrieval Plus or any system that replaces SEDAR Plus;

"Senior Notes" has the meaning given to it under the heading "Pro Forma Information Regarding Crescent Point - Pro Forma 2024 Outlook - Pro Forma Consolidated Capitalization";

"Share Consideration" means 0.5340 of a CPG Share;

"Share Consideration Common Share" means the fraction of a Common Share equal to 0.262 of a Common Share;

"Shareholders" means the holders of Common Shares;

"Share Trust" means the trust settled pursuant to the amended and restated trust indenture made effective as of February 23, 2023 by the Share Trustee, as such trust indenture may be amended or amended and restated from time to time;

"Share Trustee" means HULC, in its capacity as trustee of the Share Trust;

"SPAC Amalgamation" means DCRD's amalgamation with NewCo to form Hammerhead;

"SPAC Amalgamation Effective Time" means the effective time of the SPAC Amalgamation;

"SPAC Transaction" means the transactions contemplated by the Business Combination Agreement;

"Spartan" has the meaning given to it under the heading "Documents Incorporated by Reference" in Appendix H to this Information Circular;

"Special Committee" means the special committee of independent directors of the Hammerhead Board appointed in connection with the Arrangement;

"start-up year" has the meaning given to it under the heading "Certain U.S. Federal Income Tax Considerations - Passive Foreign Investment Company Considerations";

"Stock Option Plan" has the meaning given to it under the heading "Description of Share Capital" in Appendix H to this Information Circular;

"Subsidiary" means, with respect to any Person, any corporation, partnership, association or other business entity of which:

(a) if a corporation, a majority of the total voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other subsidiaries of that Person or a combination thereof; or

(b) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more subsidiaries of that Person or a combination thereof. For these purposes, a Person or Persons are deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons are allocated a majority of partnership, association or other business entity gains or losses or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity;

"Subsidiary PFIC" has the meaning given to it under the heading "Certain U.S. Federal Income Tax Considerations - Passive Foreign Investment Company Considerations";

"Superior Proposal" means any unsolicited bona fide written Acquisition Proposal made after the Agreement Date from a Person or group of Persons (other than Crescent Point) to purchase or otherwise acquire, directly or indirectly, by means of an acquisition, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, recapitalization, liquidation, winding-up or similar transaction, not less than all of the outstanding Common Shares (other than Common Shares beneficially owned by the Person or Persons making such Superior Proposal) or all or substantially all of the assets of Hammerhead and its Subsidiaries on a consolidated basis:

(a) that complies with all Securities Laws;

(b) that did not result from a breach of Article 5 of the Arrangement Agreement;

(c) that the Hammerhead Board determines, in its good faith judgment, after receiving the advice of its outside legal counsel and financial advisors, is reasonably capable of being completed at the time and on the terms proposed, without undue delay, relative to the Arrangement, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal and the Person or group of Persons making such Acquisition Proposal and their respective Affiliates;

(d) that is not subject to a financing condition and in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to be available to the satisfaction of the Hammerhead Board, acting in good faith;

(e) that is not subject to a due diligence condition or access condition;

(f) that the Hammerhead Board determines, in its good-faith judgment, after receiving the advice of its outside legal counsel and financial advisors and after taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Person or group of Persons making such Acquisition Proposal and their Affiliates, would, if consummated in accordance with its terms, and taking into account the risk of non-completion and other factors deemed relevant by the Hammerhead Board, result in a transaction that is more favourable, from a financial point of view, to the Shareholders than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by Crescent Point pursuant to Section 5.4 of the Arrangement Agreement);

(g) in respect of which the Hammerhead Board determines, in its good-faith judgment, after receiving the advice of its outside legal counsel and financial advisors and after taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Person or group of Persons making such Acquisition Proposal and their Affiliates, that failing to recommend such Acquisition Proposal to the Shareholders and entering into a definitive agreement with respect to such Acquisition Proposal would be inconsistent with its fiduciary duties under applicable Laws; and

(h) that provides that in the event Hammerhead does not have the financial resources to pay the Crescent Point Termination Fee the Person or Persons making such Acquisition Proposal shall advance or otherwise provide Hammerhead the cash required for Hammerhead to pay the Crescent Point Termination Fee and that such amount of cash shall be advanced or otherwise provided on or before the date on which such Crescent Point Termination Fee becomes payable;

"Superior Proposal Notice" has the meaning given to it under the heading "The Arrangement - The Arrangement Agreement - Covenants of the Parties - Additional Covenants Regarding Non-Solicitation - Right to Match";

"Supplemental Disclosures" means Crescent Point's Supplemental Disclosures about Extractive Activities - Oil and Gas as at December 31, 2022 filed on EDGAR;

"Supplementary Information Request" has the meaning given to it under the heading "The Arrangement - Procedure for the Arrangement to Become Effective - Key Regulatory Approvals - Competition Act Approval";

"Supporting Shareholders" means: (a) Riverstone; and (b) each director and officer of Hammerhead;

"Tax" or "Taxes" includes:

(a) any taxes, duties, assessments, imposts, fees, withholdings, levies and other charges of any nature imposed by any Tax Authority, including those levied on, or measured by, or referred to as, income, net income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, withholding, business, carbon, emissions, property, occupancy, vacancy, fuel, carbon, environmental, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervailing and anti-dumping and all employment insurance, health insurance and Canada, Québec and other government pension plan and other employer plan premiums, contributions or withholdings and all other taxes and similar governmental charges of any kind imposed by any Tax Authority;

(b) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Tax Authority on or in respect of amounts of the type described in clause (a) above or this clause (b); and

(c) any liability for the payment of any amounts of the type described in clause (a) or (b) above by contract, as a result of any express or implied obligation to indemnify any other Person, or as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or as a result of being a transferee or successor in interest to any party;

"Tax Act" means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supp.);

"Tax Authority" means the Canada Revenue Agency and any other Governmental Authority having taxing authority and their respective successors, if any;

"Tax Proposals" has the meaning given to it under the heading "Certain Canadian Federal Income Tax Considerations";

"Tax Returns" means all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in written, electronic or other form) and any amendments, schedules, attachments, supplements, appendices and exhibits thereto, which have been prepared or filed or are required to be prepared or filed in respect of Taxes;

"taxable capital gain" has the meaning given to it under the heading "Certain Canadian Federal Income Tax Considerations - Holders Resident in Canada - Taxation of Capital Gains and Losses";

"Term Loan" has the meaning given to it under the heading "Pro Forma Information Regarding Crescent Point - Pro Forma 2024 Outlook - Pro Forma Consolidated Capitalization";

"termination date" has the meaning given to it under the heading "Certain U.S. Federal Income Tax Considerations - Passive Foreign Investment Company Considerations - Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election";

"TFSA" has the meaning given to it under the heading "Certain Canadian Federal Income Tax Considerations -Holders Resident in Canada - Eligibility for Investment by Registered Plans";

"Third Proposal" has the meaning given to it under the heading "The Arrangement - Background to the Arrangement";

"Transaction Costs" means all transaction costs, including all financial advisory, legal, engineering, audit and insurance costs and expenses, incurred by Hammerhead and any of its Subsidiaries in connection with the Arrangement and the transactions contemplated under the Arrangement Agreement, but excluding, for greater certainty, any Employee Obligations, Executive Severance and any costs associated with any Post-Completion Transactions (as defined in the Arrangement Agreement);

"Treasury Regulations" has the meaning given to it under the heading "Certain U.S. Federal Income Tax Considerations";

"Tribunal" has the meaning given to it under the heading "The Arrangement - Procedure for the Arrangement to Become Effective - Key Regulatory Approvals - Competition Act Approval";

"TSX" means the Toronto Stock Exchange;

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

"U.S. Holder" has the meaning given to it under "Certain U.S. Federal Income Tax Consideration";

"U.S. Securities Act" means the United States Securities Act of 1933, as amended;

"U.S. Securities Laws" means the U.S. Securities Act, the U.S. Exchange Act, and any applicable securities, "blue sky" or other similar laws of any state of the United States of America;

"U.S. Tax Code" means the United States Internal Revenue Code of 1986;

"Voting Agreements" means the voting agreements entered into between Crescent Point and the Supporting Shareholders, pursuant to which such Supporting Shareholders have agreed, among other things, to vote their Common Shares in favour of the Arrangement Resolution and, insofar as they are Incentive Holders, consent to the Arrangement; and

"Warrant" means a warrant to purchase a Common Share.

ABBREVIATIONS

The following are abbreviations and definitions used in this Information Circular:

AECO	Alberta Energy Company natural gas price
bbl	barrel
bbls	barrels
bbls/d	barrels per day
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
GJ	gigajoule
Mcf	thousand cubic feet
Mcf/d	thousand cubic feet per day
WTI	West Texas Intermediate crude oil price

CONVENTIONS

Unless otherwise indicated, references herein to "$" or "dollars" are to Canadian dollars and references herein to "US$" or "U.S. dollars" are to United States dollars. Words importing the singular include the plural and vice versa and words importing any gender include all genders.

MANAGEMENT INFORMATION CIRCULAR

Introduction

This Information Circular is furnished in connection with the solicitation of proxies by the management of Hammerhead for use at the Meeting and at any adjournment(s) or postponement(s) thereof. Other than as set forth below, no Person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Information Circular, and if given or made, any such information or representation must not be relied upon as having been authorized. Pursuant to the Arrangement Agreement, Crescent Point may, on behalf of the management of the Corporation, directly or through a proxy solicitation services firm of Crescent Point's choice, actively solicit proxies, on behalf of management of the Corporation, in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Person that is inconsistent with the Arrangement Resolution and the completion of any of the transactions contemplated by the Arrangement Agreement in compliance with Law.

All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth under "Glossary of Terms".

All summaries of, and references to, the Arrangement Agreement, the Plan of Arrangement, the CIBC Fairness Opinion, the Peters & Co. Fairness Opinion, the Voting Agreements, or the Interim Order in this Information Circular are qualified in their entirety by: (a) in the case of the Arrangement Agreement, the complete text of the Arrangement Agreement, a copy of which is attached as Appendix B to this Information Circular; (b) in the case of the Plan of Arrangement, the complete text of the Plan of Arrangement, a copy of which is attached as Appendix A to the Arrangement Agreement, which is attached as Appendix B to this Information Circular; (c) in the case of the CIBC Fairness Opinion, the complete text of the CIBC Fairness Opinion, a copy of which is attached as Appendix D to this Information Circular; (d) in the case of the Peters & Co. Fairness Opinion, the complete text of the Peters & Co. Fairness Opinion, a copy of which is attached as Appendix E to this Information Circular; (e) in the case of the Voting Agreements, the complete text of the forms of such agreements, copies of which have been filed and are available on Hammerhead's SEDAR Plus issuer profile at www.sedarplus.ca; and (f) in the case of the Interim Order, the complete text of the Interim Order, a copy of which is attached as Appendix C to this Information Circular. You are urged to carefully read the full text of these documents.

The information concerning Crescent Point contained and incorporated by reference in this Information Circular, including but not limited to the information under "Pro Forma Information Regarding Crescent Point" in this Information Circular and in Appendix H to this Information Circular, has been provided by Crescent Point. Although Hammerhead has no knowledge that would indicate that any of such information is untrue or incomplete, Hammerhead does not assume any responsibility for the accuracy or completeness of such information or the failure by Crescent Point to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Hammerhead.

This Information Circular does not constitute an offer to sell or a solicitation of an offer to purchase any securities or the solicitation of a proxy by any Person in any jurisdiction in which such an offer or solicitation is not authorized or in which the Person making such offer or solicitation is not qualified to do so or to any Person to whom it is unlawful to make such an offer or solicitation of an offer or a proxy solicitation. Neither the delivery of this Information Circular nor any distribution of the securities referred to in this Information Circular will, under any circumstances, create an implication that there has been no change in the information set forth herein since the date as of which such information is given in this Information Circular.

These Shareholder materials are being sent to both registered Shareholders and Beneficial Shareholders. If you are a Beneficial Shareholder, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of Common Shares have been obtained in accordance with applicable securities requirements from the intermediary/broker holding Common Shares on your behalf.

Information contained in or otherwise accessed through Hammerhead's website, or any other website does not constitute part of this Information Circular.

Although the Common Shares are registered with the SEC under the U.S. Exchange Act, and the issued and outstanding Common Shares are listed and posted for trading on NASDAQ, the Corporation is a "foreign private issuer" as defined in SEC Rule 3b-4, and is therefore exempt from the SEC's proxy access, formatting and filing requirements.

Information contained in this Information Circular is given as of November 17, 2023, unless otherwise specifically stated.

For details on the Arrangement, see "The Arrangement". For details of the matters to be considered by the Shareholders at the Meeting, see "Matters to be Considered at the Meeting".

Non-GAAP and Other Specified Financial Measures

References to net debt to adjusted funds flow from operations ratio, excess cash flow and base dividends are specified financial measures that do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers. For an explanation of the composition of net debt to adjusted funds flow from operations ratio, excess cash flow and base dividends, see "Specified Financial Measures" in the Crescent Point Interim MD&A, which is incorporated by reference in this Information Circular and available on Crescent Point's SEDAR Plus issuer profile at www.sedarplus.ca or EDGAR at www.sec.gov and on its website at www.crescentpointenergy.com. There are no significant differences in calculations between historical and forward-looking specific financial measures.

Notice to Shareholders in the United States

THE ARRANGEMENT AND THE CONSIDERATION TO BE ISSUED IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITY IN ANY STATE IN THE UNITED STATES, NOR HAVE THE SEC OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE IN THE UNITED STATES PASSED ON THE FAIRNESS OR MERITS OF THE ARRANGEMENT OR THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The CPG Shares to be issued pursuant to the Arrangement, have not been and will not be registered under the U.S. Securities Act or the U.S. Securities Laws of any state of the United States and will be issued and exchanged in reliance upon the exemption from the registration requirement of the U.S. Securities Act pursuant to Section 3(a)(10) thereof, and exemptions from registration under applicable state U.S. Securities Laws. Section 3(a)(10) of the U.S. Securities Act exempts from the registration requirements under the U.S. Securities Act the issuance of securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved, after a hearing upon the substantive and procedural fairness of the terms and conditions of the relevant transaction, at which all Persons to whom it is proposed such securities will be issued shall have the right to appear and receive timely and adequate notice thereof, by a court of competent jurisdiction that is expressly authorized by law to grant such approval. The Court is authorized to conduct a hearing at which the substantive and procedural fairness of the terms and conditions of the Arrangement will be considered. See "The Arrangement - Procedure for the Arrangement to Become Effective - Court Approvals".

The Court issued the Interim Order on November 17, 2023, and, subject to the approval of the Arrangement by the Shareholders, a hearing on the application for the Final Order is expected to take place on or about December 20, 2023, at 2:00 p.m. (Calgary time). Any Shareholder, Incentive Holder or other interested party desiring to support or oppose the application with respect to the Arrangement, may appear at the time of the hearing in person or by counsel for that purpose provided such Shareholder, Incentive Holder or other interested party files with the Court and serves upon Hammerhead on or before 5:00 p.m. (Calgary time) on December 13, 2023 (or the Business Day that is five Business Days prior to the date of the Meeting if it is not held on December 20, 2023), a notice of intention to appear setting out such Shareholder's, Incentive Holder's or interested party's address for service and indicating whether such Shareholder, Incentive Holder or interested party intends to support or oppose the application or make submissions, together with a summary of the position such Person intends to advocate before the Court, and any evidence or materials which are to be presented to the Court. Service of such notice on Hammerhead is required to be effected by service upon the solicitors for Hammerhead: Burnet, Duckworth & Palmer LLP, Suite 2400, 525 - 8th Avenue S.W., Calgary, Alberta, T2P 1G1, Attention: Craig O. Alcock. See "Notice of Application".

The Final Order, if granted, will constitute a basis for the exemption from the registration requirement of the U.S. Securities Act set forth in Section 3(a)(10) thereof with respect to the issuance of the CPG Shares as the Share Consideration to be received by Shareholders and Incentive Holders in exchange for their Common Shares pursuant to the Arrangement upon completion of the Arrangement. Prior to the hearing on the Final Order, the Court will be informed of this effect of the Final Order. See "The Arrangement - Procedure for the Arrangement to Become Effective - Court Approvals".

The CPG Shares to be issued pursuant to the Arrangement will not be subject to transfer restrictions under U.S. Securities Laws, except by Persons who are affiliates (as defined in Rule 144) of Crescent Point, after the Effective Date, or were affiliates of Crescent Point within 90 days prior to the Effective Date. Persons who may be deemed to be affiliates of an issuer (as defined in Rule 144) include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract, or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Typically, Persons who are directors, executive officers or 10% or greater shareholders of an issuer are considered to be its affiliates. Any resale of CPG Shares to be issued as the Share Consideration by such an affiliate or former affiliate may be subject to the registration requirement of the U.S. Securities Act, absent an available exemption therefrom, such as the exemptions contained in Rule 144 or Rule 904 of Regulation S. See "The Arrangement - Securities Law Matters - United States".

Shareholders who are citizens or residents of the United States should be aware that the Arrangement described herein may have both U.S. and Canadian tax consequences to them which may not be fully described in this Information Circular. For a general summary of certain Canadian and U.S. federal income tax consequences relevant to Shareholders located or resident in the United States, see "Certain Canadian Federal Income Tax Considerations - Holders Not Resident in Canada" and "Certain U.S. Federal Income Tax Considerations". Shareholders should consult their own tax advisors as to the tax consequences of the Arrangement to them with respect to their particular circumstances.

Although the Common Shares are registered with the SEC under the U.S. Exchange Act, and the issued and outstanding Common Shares are listed and posted for trading on NASDAQ, Hammerhead is a "foreign private issuer" as defined in SEC Rule 3b-4, and is therefore exempt from the SEC's proxy access, formatting and filing requirements. Accordingly, the solicitation of proxies contemplated herein is made in accordance with Canadian corporate Laws and applicable Securities Laws, and this Information Circular has been prepared in accordance with the disclosure requirements of applicable Securities Laws. Shareholders located or resident in the United States should be aware that, in general, such Canadian disclosure requirements are different from those applicable to proxy statements, prospectuses or registration statements prepared in accordance with U.S. laws. The financial statements of Crescent Point incorporated by reference herein have been prepared in accordance with IFRS as issued by the International Accounting Standards Board, which differs from U.S. GAAP in certain material respects, and thus may not be comparable to financial statements and financial information of U.S. companies.

The enforcement by investors of civil liabilities under U.S. Securities Laws may be affected adversely by the fact that Hammerhead and Crescent Point are organized under the Laws of a jurisdiction outside the United States, that their officers and directors include residents of countries other than the United States and that some or all of the experts named in this Information Circular and the documents incorporated by reference may be residents of countries other than the United States, or that all or a substantial portion of the assets of Hammerhead, Crescent Point and such Persons are located outside the United States. As a result, it may be difficult or impossible for Shareholders in the United States to effect service of process within the United States on Hammerhead, Crescent Point or such Persons, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the securities laws of the United States. In addition, Shareholders in the United States should not assume that the courts of Canada: (a) would enforce judgments of U.S. courts obtained in actions against such Persons predicated upon civil liabilities under the securities laws of the United States; or (b) would enforce, in original actions, liabilities against such Persons predicated upon civil liabilities under the securities laws of the United States.

Readers should also carefully consider the matters discussed under the headings "Risk Factors", "Certain U.S. Federal Income Tax Considerations" and other risks described elsewhere in this Information Circular, the Hammerhead Annual Report (available under Hammerhead's SEDAR Plus issuer profile at www.sedarplus.ca) and in the documents incorporated by reference herein.

Exchange Rate Information

All dollar amounts set forth in this Information Circular, including the Appendices hereto, are expressed in Canadian dollars, except where otherwise indicated. The exchange rates for the average of the indicative rates during the period and at the end of the period for the Canadian dollar in terms of U.S. dollar as reported by the Bank of Canada were as follows for each of the years ended December 31, 2022, 2021 and 2020 and the nine months ended September 30, 2023.

	Nine Months Ended September 30, 2023	Year Ended December 31
		2022	2021	2020
End of Period	0.7396	0.7383	0.7888	0.7854
Period Average	0.7433	0.7692	0.7980	0.7461

On November 16, 2023, the Bank of Canada exchange rate for $1.00 Canadian dollar was $0.7273 United States dollars.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Information Circular and in the documents incorporated by reference herein constitute forward-looking statements within the meaning of applicable Canadian Securities Laws (collectively, "forward-looking statements"). These statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "forecast", "potential", "targeting", "intend", "could", "would", "might", "should", "believe" and similar expressions or the negative thereof.

In particular, this Information Circular contains forward-looking statements pertaining to:

  the proposed Arrangement and its expected terms, benefits, timing and closing, including receipt of required approvals, if any, and satisfaction of other customary closing conditions;
  estimates of pro forma reserves and future drilling, production, inventory and sales of crude oil and natural gas;
  expectations regarding future exploration and the development, growth and potential of Crescent Point's operations and anticipated benefits to be derived therefrom;
  the performance of Crescent Point following the Arrangement;
  expectations that the Arrangement will create the seventh-largest E&P company in Canada and anticipated results therefrom;
  expectations that following the Effective Time, Crescent Point will immediately become the largest owner of land in the volatile oil fairway in the Alberta Montney and anticipated benefits therefrom;
  expectations of future dividends and returns to Shareholders, including expectations regarding the potential increase to Crescent Point's quarterly dividend base and the timing thereof;
  expectations that the combined company will benefit from greater scale, diversification and financial resilience and is expected to have access to a broader range of capital sources;
  expectation that Shareholders in the combined company may benefit from a more liquid investment;
  expectations of future equity and enterprise value;
  expectations regarding the listing of the CPG Shares to be issued to Shareholders in connection with the Arrangement on the TSX and the NYSE and delisting of the Common Shares from the TSX and the NASDAQ;

  the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act to the Share Consideration issuable under the Arrangement;
  expectations regarding the percentage of CPG Shares that are expected to be owned by existing holders of CPG Shares and the Shareholders following completion of the Arrangement;
  expectations of future plans, priorities, focus and benefits of the proposed Arrangement;
  expectations relating to Crescent Point's hedges;
  expectations relating to the Crescent Point Credit Facilities, the Term Loan, the Over-Allotment Option and the Senior Notes;
  the perceived benefits of the Arrangement;
  treatment of the Incentives; and
  the treatment of Shareholders under securities and tax Laws.

These forward-looking statements are based on certain expectations and assumptions, including expectations and assumptions respecting:

  the perceived benefits of the Arrangement, which are based upon a number of facts, including the terms and conditions of the Arrangement Agreement and current industry, economic and market conditions (see "The Arrangement - Benefits of the Arrangement" and "The Arrangement - Recommendation of the Hammerhead Board");
  certain steps in, and timing of, the Arrangement and the Effective Date of the Arrangement, which are based upon the terms of the Arrangement Agreement and advice received from counsel to the Corporation relating to timing expectations (see "The Arrangement");
  the listing of the CPG Shares to be issued to Shareholders in connection with the Arrangement on the TSX and the NYSE and the delisting of the Common Shares from the TSX and the NASDAQ, which is based on receipt of all required approvals from the TSX and the NYSE, as applicable;
  the treatment of Shareholders under tax Laws, which is subject to the statements under "Certain Canadian Federal Income Tax Considerations" and "Certain U.S. Federal Income Tax Considerations";
  the effects of the Arrangement on the Corporation and Crescent Point, which are based on Hammerhead's management's current expectations regarding the intentions of Crescent Point; and
  the business of each of Hammerhead and Crescent Point including as set forth in the Hammerhead Annual Report and the Crescent Point AIF and their other respective public disclosure filings.

By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Hammerhead believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Information Circular and in the documents incorporated by reference herein should not be unduly relied upon. These statements speak only as of the date of this Information Circular.

Some of the risks that could cause results to differ materially from those expressed in the forward-looking statements include:

  the ability to obtain Shareholder, Court and Key Regulatory Approvals in connection with the proposed Arrangement;
  the ability to complete the proposed Arrangement on the anticipated terms and timetable;
  the possibility that various closing conditions for the Arrangement may not be satisfied or waived;
  risks relating to any unforeseen liabilities of Crescent Point and/or Hammerhead;
  the tax treatment of the proposed Arrangement in the United States and Canada;
  declines in oil or natural gas prices;
  the level of success in exploration, development and production activities;
  adverse weather conditions that may negatively impact development or production activities;
  the timing and costs of exploration and development expenditures;
  inaccuracies of reserve estimates or assumptions underlying them;
  revisions to reserve estimates as a result of changes in commodity prices;

  the ability to generate cash flows that, along with cash on hand, will be sufficient to support operations, shareholder returns and cash requirements;
  the ability to attract capital or obtain debt financing arrangements;
  currency exchange rates and regulations;
  actions by joint venture co-owners;
  hedging decisions, including whether or not to enter into derivative financial instruments;
  failure of assets to yield oil or gas in commercially viable quantities;
  uninsured or underinsured losses resulting from oil and gas operations;
  inability to access oil and gas markets due to market conditions or operational impediments;
  the impact and costs of compliance with Laws and regulations governing oil and gas operations;
  the ability to replace oil and natural gas reserves;
  any loss of senior management or technical personnel;
  competition in the oil and gas industry; and
  the risks set forth under "Risk Factors" in this Information Circular, including Appendix H hereto.

Additionally, statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and can be profitably produced in the future. Forward-looking statements regarding the percentage shares of Crescent Point that are expected to be owned by existing holders of CPG Shares and Shareholders have been calculated based on the outstanding CPG Shares and the outstanding Common Shares, each as of the Agreement Date.

Shareholders are cautioned that statements with respect to future dividends are non-binding. The declaration and payment of future dividends will be at the discretion of the Crescent Point Board and will be determined based on Crescent Point's financial results, balance sheet strength, cash and liquidity requirements, future prospects, crude oil and natural gas prices, and other factors deemed relevant by the Crescent Point Board. The Crescent Point Board reserves all powers related to the declaration and payment of dividends.

This Information Circular also contains future oriented financial information and financial outlook ("FOFI") about Crescent Point's prospective results of operations, including but not limited to: expectations of future dividends and Crescent Point's 2024 guidance in respect of development capital expenditures and return of capital framework. The FOFI is based on various assumptions as to production levels, commodity prices and other assumptions and are provided for illustration only and are based on budgets and forecasts that have not been finalized and are subject to a variety of contingencies including prior years' results and numerous assumptions, risk factors, limitations and qualifications, including those set forth in the above paragraphs. The actual results of operations of Crescent Point and financial results may vary from the amounts set forth in this Information Circular and such variations may be material. This information has been provided for illustration only and with respect to future periods are based on budgets and forecasts that are speculative and are subject to a variety of contingencies and may not be appropriate for other purposes. Accordingly, these estimates are not to be relied upon as indicative of future results. Except as required by applicable Laws, neither the Corporation nor Crescent Point undertakes any obligation to update such FOFI. The FOFI contained in this Information Circular was made as of the date of this Information Circular and was provided for the purpose of providing further information about Crescent Point's potential future business operations. Readers are cautioned that the FOFI contained in this Information Circular is not conclusive and is subject to change.

With regard to the forward-looking statements in Crescent Point's documents incorporated by reference herein, please refer to the forward-looking statements advisories in such documents in respect of the forward-looking statements contained therein, the assumptions upon which they are based and the risk factors in respect of such forward-looking statements.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements contained in this Information Circular are expressly qualified by this cautionary statement. Except as required by Law, the Corporation does not undertake any obligation to publicly update or revise any forward-looking statements.

Readers should also carefully consider the matters discussed under the headings "Risk Factors", "Certain Canadian Federal Income Tax Considerations" and "Certain U.S. Federal Income Tax Considerations" and other risks described elsewhere in this Information Circular, the Hammerhead Annual Report (available under Hammerhead's SEDAR Plus issuer profile at www.sedarplus.ca) and in the documents incorporated by reference herein, including Appendix H - "Information Concerning Crescent Point Energy Corp.". Additional information on these and other factors that could affect the operations or financial results of Hammerhead or Crescent Point are included in documents on file with applicable Securities Regulatory Authorities and may be accessed on Hammerhead's and Crescent Point's respective issuer profiles through the SEDAR Plus website at www.sedarplus.ca and that upon request, Shareholders will be provided with a copy free of charge. Such documents, unless expressly incorporated by reference herein, do not form part of this Information Circular.

ADVISORY REGARDING OIL AND GAS INFORMATION

"BOEs" may be misleading, particularly if used in isolation. A BOE conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf: 1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Crescent Point reports production and reserve quantities in accordance with Canadian practices and specifically in accordance with NI 51-101. Crescent Point also reports production and reserve quantities in accordance with U.S. standards, including as disclosed in the Crescent Point AIF and Supplemental Disclosures. The practices used to report production and to estimate reserves in Canada and the U.S. are different, and such differences may be material.

INFORMATION FOR BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of the Shareholders do not hold Common Shares in their own name but instead hold their Common Shares through intermediaries/brokers. Beneficial Shareholders should note that only proxies deposited by Shareholders whose names appear on the applicable registrar and transfer agent as the registered Shareholders can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by an intermediary/broker, then, in almost all cases, those Common Shares will not be registered in the Shareholder's name on the records of Hammerhead. Such Common Shares will more likely be registered under the name of the Shareholder's intermediary/broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for CDS which acts as nominee for many Canadian brokerage firms). Common Shares held by intermediaries/brokers will be voted (for, withheld or against resolutions) only upon the instructions of the Beneficial Shareholder. Without specific instructions, intermediaries/brokers are prohibited from voting Common Shares for their clients. Beneficial Shareholders should therefore ensure that instructions regarding the voting of their Common Shares are properly communicated to the appropriate Person or that the Common Shares are duly registered in their name well in advance of the Meeting.

The directors and officers of Hammerhead do not know for whose benefit the Common Shares registered in the name of CDS & Co. are held.

Applicable regulatory policies require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of the Meeting. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy or voting instruction form supplied to a Beneficial Shareholder by its intermediary/broker is identical to the form of proxy provided to registered Shareholders. However, its purpose is limited to instructing the registered Shareholder on how to vote on behalf of the Beneficial Shareholder. The majority of intermediaries/brokers now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically mails a scannable voting instruction form in lieu of the form of proxy. The Beneficial Shareholder is requested to complete and return the voting instruction form by mail or facsimile. Alternatively, the Beneficial Shareholder can call a toll-free telephone number or access the internet to vote the Common Shares held by the Beneficial Shareholder. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a form of proxy or voting instruction form from their intermediary/broker (or an agent or nominee of such intermediary/broker) cannot use that form to vote Common Shares directly at the Meeting. Voting instructions must be communicated to the intermediary/broker (in accordance with the instructions provided by it or on its behalf) well in advance of the Meeting in order to have the Common Shares to which such instructions relate voted at the Meeting.

If you are a Beneficial Shareholder and wish to vote in person at the Meeting, please contact your intermediary/broker well in advance of the Meeting to determine how you can do so.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of the Shareholder's intermediary/broker, a Beneficial Shareholder may attend at the Meeting as a proxyholder and vote their Common Shares in that capacity. If a Beneficial Shareholder wishes to attend the Meeting and vote their Common Shares, it must do so as proxyholder for the registered holder of the Common Shares. To do this, a Beneficial Shareholder should enter their name in the blank space on the applicable form of proxy or voting instruction form provided to them and return the document to their intermediary/broker in accordance with the instructions provided by such intermediary/broker well in advance of the Meeting.

The Corporation is not using "notice-and-access" to send its proxy-related materials to Shareholders, and paper copies of such materials will be sent to all Shareholders. The Corporation will not send proxy-related materials directly to non-objecting Beneficial Shareholders and such materials will be delivered to non-objecting Beneficial Shareholders through Broadridge Financial Solutions, Inc. or the non-objecting Beneficial Shareholder's intermediary. The Corporation intends to pay for the costs of an intermediary/broker to deliver proxy-related materials to objecting Beneficial Shareholders.

These Shareholder materials are being sent to both registered and non-registered Shareholders. If you are a Beneficial Shareholder and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of Common Shares, have been obtained in accordance with applicable securities regulatory requirements from the intermediary/broker holding on your behalf.

SUMMARY

This Summary is qualified in its entirety by the more detailed information appearing elsewhere in this Information Circular, including the Appendices hereto. Terms with initial capital letters in this Summary are defined in the Glossary of Terms or set out elsewhere in this Information Circular.

The Arrangement

The Corporation entered into the Arrangement Agreement with Crescent Point as of November 6, 2023. A copy of the Arrangement Agreement is attached as Appendix B to this Information Circular. The Arrangement Agreement provides for the implementation of the Plan of Arrangement (a copy of which is attached as Appendix A to the Arrangement Agreement) pursuant to which, among other things, Crescent Point will acquire all of the issued and outstanding Common Shares and the Corporation will become a direct wholly-owned Subsidiary of Crescent Point.

Pursuant to the Arrangement, Shareholders (other than Dissenting Shareholders) will transfer their Common Shares to Crescent Point, in the manner set forth in the Arrangement, and will receive for each full Common Share, the Consideration, consisting of the Cash Consideration, being $15.50 in cash, and the Share Consideration, being 0.5340 of a CPG Share. See "The Arrangement - Arrangement Steps".

As of the Record Date (being November 17, 2023), there were 95,937,054 Common Shares issued and outstanding (on a non-diluted basis). As of November 16, 2023, there were 570,999,851 CPG Shares issued and outstanding (on a non-diluted basis). Assuming that there are no Dissenting Shareholders, it is expected that approximately 53.2 million CPG Shares will be issued to Shareholders pursuant to the Arrangement representing approximately 9.3% of the CPG Shares outstanding prior to completion of the Arrangement. Immediately after the completion of the Arrangement, it is expected that Crescent Point's shareholders will own approximately 91.5% and the Shareholders will own approximately 8.5% of the combined company. Crescent Point has advised Hammerhead that it has determined that the Arrangement is not a "significant acquisition" for the purposes of Part 8 of NI 51-102. A copy of the Arrangement Agreement is attached as Appendix B to this Information Circular.

See "The Arrangement - Arrangement Steps" and "The Arrangement - Procedure for Exchange of Certificates and DRS Advices by Shareholders".

Following completion of the Arrangement, the current executive team of Crescent Point will continue to manage the combined business, which includes Craig Bryksa (President, Chief Executive Officer and Director), Ryan Gritzfeldt (Chief Operating Officer), Ken Lamont (Chief Financial Officer), Mark Eade (Senior Vice President, General Counsel and Corporate Secretary), Garret Holt (Senior Vice President, Strategy & Sustainability), Michael Politeski (Senior Vice President, Finance and Treasurer), Shelly Witwer (Senior Vice President, Business Development), Mike Blair (Vice President, Geosciences), Rob Fiorentino (Vice President, Production), Justin Foraie (Vice President, Operations and Marketing), Katie Anne MacInnis (Vice President, Engineering) and Shant Madian (Vice President, Capital Markets).

The Corporations

Hammerhead Energy Inc.

Hammerhead is an oil and natural gas exploration, development and production company, earning revenue from the extraction and sale of oil, natural gas and natural gas liquids. Hammerhead's reserves, producing properties and exploration prospects are located in the Province of Alberta in the Deep Basin of West Central Alberta where Hammerhead is developing multi-zone, liquids-rich oil and gas plays. Hammerhead holds a large, contiguous land base in the Gold Creek and Karr areas. The stratigraphy underlying Hammerhead's operating area falls largely within the Deep Basin liquids window and is characterized as having multiple stacked prospective oil bearing formations that lend themselves to horizontal drilling and multi-stage fracturing technology.

Hammerhead was formed by the amalgamation of DCRD and NewCo on February 22, 2023 pursuant to the SPAC Transaction under the ABCA.

Hammerhead is a reporting issuer under the Securities Laws of the Provinces of Alberta and Ontario. The Common Shares are listed and posted for trading on the TSX under the symbol "HHRS" and on the NASDAQ under the symbol "HHRS".

Pursuant to the Arrangement, all of the Common Shares will be acquired by Crescent Point. Following completion of the Arrangement, it is anticipated that the Common Shares will be delisted from the TSX and the NASDAQ.

Hammerhead's head and principal place of business is located at Eighth Avenue Place, East Tower, Suite 2700, 525 - 8th Avenue S.W., Calgary, Alberta, T2P 1G1, and its registered office is located at Suite 2400, 525 - 8th Avenue S.W., Calgary, Alberta, T2P 1G1.

For further information regarding Hammerhead and its business activities, including Hammerhead's intercorporate relationships and organizational structure, see the Hammerhead Annual Report, which is available under Hammerhead's SEDAR Plus issuer profile at www.sedarplus.ca. Readers are encouraged to review this information as it contains important information about Hammerhead.

See also Appendix G - "Information Concerning Hammerhead Energy Inc.".

Crescent Point Energy Corp.

Crescent Point is a conventional oil and gas producer with assets strategically focused in properties comprised of high quality, long life, operated, light and medium crude oil, natural gas liquids and natural gas reserves in Western Canada.

Crescent Point is a reporting issuer under the Securities Laws of each Province of Canada. The CPG Shares are listed and posted for trading on the TSX under the symbol "CPG" and on the NYSE under the symbol "CPG".

Crescent Point's head office is located at Suite 2000, 585 - 8th Avenue S.W., Calgary, Alberta, Canada, T2P 1G1, and its registered office is located at Suite 3700, 400 - 3rd Avenue S.W., Calgary, Alberta, T2P 4H2.

See Appendix H - "Information Concerning Crescent Point Energy Corp.".

The Meeting

The Meeting will be held at 8:30 a.m. (Calgary time) on December 20, 2023 at the offices of Burnet, Duckworth & Palmer LLP, 2400, 525 - 8th Avenue S.W., Calgary, Alberta, T2P 1G1. The business of the Meeting will be for Shareholders to consider and vote on the Arrangement Resolution. See "The Arrangement" and "Matters to be Considered at the Meeting".

The Record Date for determining Shareholders entitled to receive notice of, and to vote at, the Meeting is the close of business on November 17, 2023. Only Shareholders of record as at the Record Date are entitled to receive notice of the Meeting. Shareholders of record will be entitled to vote those Common Shares included in the list of Shareholders prepared as at the Record Date. If a Shareholder transfers Common Shares after the Record Date and the transferee of those Common Shares, having produced properly endorsed certificate(s) and/or DRS Advice(s) evidencing such Common Shares or having otherwise established that the transferee owns such Common Shares, demands, at least 10 days before the Meeting, that the transferee's name be included in the list of Shareholders entitled to vote at the Meeting, such transferee shall be entitled to vote such Common Shares on the Arrangement Resolution at the Meeting. See "General Proxy Matters".

Effect of the Arrangement

Common Shares

If the Arrangement is implemented, each Shareholder (other than Dissenting Shareholders) will transfer their Common Shares to Crescent Point, in the manner set forth in the Arrangement, and will receive for each full Common Share, the Consideration, consisting of the Cash Consideration, being $15.50 in cash, and the Share Consideration, being 0.5340 of a CPG Share. See "The Arrangement - Arrangement Steps".

No Fractional CPG Shares or Cash Consideration

No fractional CPG Shares will be issued under the Plan of Arrangement. Where the aggregate number of CPG Shares to be issued to a former Securityholder in connection with the Arrangement would result in a fraction of a CPG Share being issuable, such former Securityholder shall receive, in lieu of such fractional CPG Share, the nearest whole number of CPG Shares, as applicable. For greater certainty, where such fractional interest is greater than or equal to 0.5, the number of CPG Shares to be issued will be rounded up to the nearest whole number and where such fractional interest is less than 0.5, the number of CPG Shares to be issued will be rounded down to the nearest whole number. In calculating such fractional interests, all former Common Shares registered in the name of such former Securityholder shall be aggregated without regard to any underlying beneficial ownership of such former Common Shares.

If the aggregate cash amount which a former Securityholder is entitled to receive pursuant to the Plan of Arrangement would otherwise include a fraction of $0.01, then the aggregate cash amount to which such former Securityholder shall be entitled to receive shall be rounded down to the nearest whole $0.01.

Termination of Rights

The Plan of Arrangement provides that subject to applicable Laws relating to unclaimed property, any certificate formerly representing the Common Shares that is not deposited with all other documents as required by the Plan of Arrangement, or any payment made by way of cheque from the Depositary pursuant to the Plan of Arrangement that has been returned to the Depositary or that otherwise remains unclaimed on or before the day prior to the third anniversary of the Effective Date shall cease to represent a right or interest of or a claim by any former Shareholder of any kind or nature against Crescent Point or Hammerhead. On such date, the aggregate Consideration to which the former Shareholder of the certificate and/or DRS Advice referred to in the preceding sentence was ultimately entitled, or the claim to payment hereunder that remains outstanding, as the case may be, shall be deemed to have been surrendered and forfeited to Crescent Point, together with all entitlements to dividends or distributions thereon held for such former registered Shareholder, for no consideration, and such shares and rights shall thereupon terminate and be cancelled and the name of the former registered Shareholder shall be removed from the register of holders of such Common Shares.

Incentives

Notwithstanding the terms of any of the Incentive Plans, any resolutions of the Hammerhead Board or any agreement, certificate or other instrument granting or confirming the grant of any Incentives or representing the Incentives, each Incentive (whether vested or unvested) outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, without further action by or on behalf of the holder of such Incentive, fully and unconditionally vested and exercisable, and shall be exercised, surrendered and/or transferred in accordance with the Plan of Arrangement.

The Incentive Plans and the Incentives shall be terminated in accordance with the Plan of Arrangement.

See "The Arrangement - Incentives".

Background to the Arrangement

The terms of the Arrangement are the result of extensive negotiations between representatives of Hammerhead, including the Special Committee and the Hammerhead Board, and Crescent Point, and their respective advisors and legal counsel. See "The Arrangement - Background to the Arrangement" for a brief description of the background of these negotiations, the Arrangement and related transactions.

Recommendation of the Special Committee

The Special Committee, after consultation with management of the Corporation, Peters & Co., and the Special Committee's and the Corporation's respective legal advisors, and after having taken into consideration such matters as it considered relevant, including the Peters & Co. Fairness Opinion and the risks and benefits associated with the Arrangement, as described in this Information Circular, determined that the Arrangement was fair to the Shareholders and in the best interests of the Corporation and unanimously resolved to recommend that the Hammerhead Board approve the Arrangement and recommend to Shareholders that they vote in favour of the Arrangement Resolution.

In making its recommendation, the Special Committee considered a number of factors. For additional details, see "The Arrangement - Background to the Arrangement", "The Arrangement - Benefits of the Arrangement", "The Arrangement - Special Committee and Hammerhead Board Review" and "The Arrangement - Recommendation of the Special Committee".

Recommendation of the Hammerhead Board

The Hammerhead Board, after receiving the recommendation of the Special Committee, consulting with its legal advisors and CIBC in its evaluation of the Arrangement and the receipt of the CIBC Fairness Opinion by the Hammerhead Board, determined that the Arrangement was fair to the Shareholders and in the best interests of the Corporation and unanimously recommends that Shareholders vote in favour of the Arrangement Resolution.

In making its recommendation, the Hammerhead Board considered a number of factors. For additional details, see "The Arrangement - Background to the Arrangement", "The Arrangement - Benefits of the Arrangement", "The Arrangement - Special Committee and Hammerhead Board Review" and "The Arrangement - Recommendation of the Hammerhead Board".

Benefits of the Arrangement

The Corporation believes that the Arrangement and the transactions contemplated thereby will provide a number of anticipated benefits to the Shareholders, including, without limitation, those arising from the following considerations:

  the Consideration implies an enterprise value for Hammerhead of approximately $2.55 billion, inclusive of assumed net debt, which represents a 17% premium over the five-day volume weighted average trading price of the Common Shares based on trading on the TSX and the NASDAQ as of the close of markets on November 3, 2023;
  the Arrangement provides Shareholders with ownership in Crescent Point, a leading Canadian producer offering an attractive total return to shareholders through return of capital and growth. Crescent Point ownership offers enhanced scale, asset diversification, liquidity in financial markets and a long-term sustainable return of capital framework underpinned by a deep portfolio of high-quality inventory;
  the Consideration provides Shareholders with liquidity as well as the ability to participate in the opportunities associated with the continued business of Crescent Point;
  Crescent Point is focused on delivering shareholder returns with Crescent Point declaring its most recent quarterly CPG Share dividends on November 2, 2023, in the form of a base dividend of $0.10 per CPG Share and an additional special dividend of $0.02 per CPG Share;
  the Arrangement will create the seventh-largest E&P company in Canada with production weighted 65% to oil and liquids, with pro forma Crescent Point production expected to total over 200,000 boe/d in 2024, with significant drilling inventory in place to deliver additional long-term organic growth;
  following the Effective Time, Crescent Point will immediately become the largest owner of land in the volatile oil fairway in the Alberta Montney, in addition to already controlling the largest amount of land in the condensate-rich Kaybob Duvernay play. This increased scale is expected to allow Crescent Point to continue to improve its cost of capital;

  Crescent Point is led by proven and experienced oil and gas business leaders, at both the board and executive management team levels, with a demonstrable track record of creating and delivering value to shareholders; and
  the combined company will benefit from greater scale, diversification and financial resilience and is expected to have access to a broader range of capital sources. Shareholders in the combined company should benefit from a more liquid investment, with significantly greater trading volumes of CPG Shares on the NYSE and the TSX compared to the Common Shares on the TSX and NASDAQ, a more diversified combined shareholder profile and increased visibility in the public capital markets.

See "The Arrangement - Benefits of the Arrangement".

Peters & Co. Fairness Opinion

In connection with its evaluation of the Arrangement, the Special Committee received and considered, among other things, the Peters & Co. Fairness Opinion. Pursuant to an engagement letter dated October 17, 2023 (the "Peters & Co. Engagement Letter"), Peters & Co. was retained to provide certain financial advisory services to the Special Committee, including but not limited to, the potential preparation and provision of a fairness opinion to the Special Committee.

At a meeting of the Special Committee to consider the Arrangement on November 5, 2023, Peters & Co. verbally delivered its opinion to the Special Committee (subject to reconfirmation), which was verbally reconfirmed on November 6, 2023 and subsequently confirmed in writing, to the effect that, as of the date of the Peters & Co. Fairness Opinion, and subject to the assumptions, limitations, qualifications and other matters stated in the Peters & Co. Fairness Opinion, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders.

The full text of the Peters & Co. Fairness Opinion which sets forth, among other things, assumptions made, information reviewed, matters considered and limitations on the scope of the review undertaken in rendering the Peters & Co. Fairness Opinion, is attached as Appendix E to this Information Circular. The Peters & Co. Fairness Opinion addresses the fairness, from a financial point of view, of the Consideration to be received by the Shareholders pursuant to the Arrangement and does not address any other aspect of the Arrangement or any related transaction, including any legal, tax or regulatory aspects of the Arrangement that may be relevant to Hammerhead or the Shareholders. Peters & Co. provided the Peters & Co. Fairness Opinion to the Special Committee for their exclusive use only in consideration of the Arrangement. The Peters & Co. Fairness Opinion may not be relied upon by any other Person or in any other circumstance. The Peters & Co. Fairness Opinion does not address the relative merits of the Arrangement as compared to any other strategic alternatives that may be available to Hammerhead. The Peters & Co. Fairness Opinion does not constitute a recommendation to any Shareholder as to how such Shareholder should act or vote on any matters relating to the Arrangement.

Shareholders are urged to read the Peters & Co. Fairness Opinion in its entirety, which is attached as Appendix E to this Information Circular. This summary of the Peters & Co. Fairness Opinion is qualified in its entirety by the full text of such opinion.

See "The Arrangement - Financial Advisors and Fairness Opinions - Peters & Co. Fairness Opinion".

CIBC Fairness Opinion

In connection with the evaluation of the Arrangement, the Hammerhead Board received and considered, among other things, the CIBC Fairness Opinion. Pursuant to an engagement letter effective September 1, 2023 (the "CIBC Engagement Letter"), CIBC was retained to provide financial advice and various advisory services to Hammerhead, including providing an opinion to the Hammerhead Board.

At a meeting of the delegates of the Hammerhead Board to consider the Arrangement on November 6, 2023, CIBC verbally delivered its opinion, which was subsequently confirmed in writing, to the Hammerhead Board, to the effect that, as of the date thereof, and subject to the assumptions, limitations, qualifications and other matters stated in the CIBC Fairness Opinion, the Consideration to be received by the Shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view, to the Shareholders.

The full text of the CIBC Fairness Opinion which sets forth, among other things, assumptions made, information reviewed, matters considered and limitations on the scope of the review undertaken in rendering the CIBC Fairness Opinion, is attached as Appendix D to this Information Circular. The summary of the CIBC Fairness Opinion in this Information Circular is qualified in its entirety by reference to the full text of the CIBC Fairness Opinion. The CIBC Fairness Opinion addresses the fairness, from a financial point of view, of the Consideration to be received by the Shareholders pursuant to the Arrangement Agreement and does not address any other aspect of the Arrangement or any related transaction, including any legal, tax or regulatory aspects of the Arrangement that may be relevant to Hammerhead or the Shareholders. CIBC provided the CIBC Fairness Opinion to the Hammerhead Board for their exclusive use only in consideration of the Arrangement. The CIBC Fairness Opinion may not be relied upon by any other Person or in any other circumstance. The CIBC Fairness Opinion does not address the relative merits of the Arrangement as compared to any other strategic alternatives that may be available to Hammerhead. The CIBC Fairness Opinion does not constitute a recommendation to any Shareholder as to how such Shareholder should act or vote on any matters relating to the Arrangement. The CIBC Fairness Opinion was one of a number of factors taken into consideration by the Hammerhead Board in making their unanimous determinations that the Arrangement is fair, from a financial point of view, to the Shareholders and is in the best interests of Hammerhead and to recommend that the Shareholders accept the Arrangement.

Shareholders are urged to read the CIBC Fairness Opinion in its entirety, which is attached as Appendix D to this Information Circular. This summary of the CIBC Fairness Opinion is qualified in its entirety by the full text of such opinion.

See "The Arrangement - Financial Advisors and Fairness Opinions - CIBC Fairness Opinion".

Voting Agreements

On November 6, 2023, concurrently with the execution of the Arrangement Agreement, the Supporting Shareholders (which includes: (a) Riverstone; and (b) each director and officer of Hammerhead; then holding an aggregate of 79,001,757 Common Shares, 1,014,600 Equity Incentive Awards, 382,851 Legacy Options and 2,769,642 Legacy RSUs (or approximately 82.4%, 52.4%, 62.1% and 57.0% of the currently issued and outstanding Common Shares (on a non-diluted basis), Equity Incentive Awards, Legacy Options and Legacy RSUs, respectively)) entered into the Voting Agreements with Crescent Point pursuant to which they have agreed to, among other things, vote their Common Shares in favour of the Arrangement Resolution and, insofar as they are Incentive Holders, consent to the Arrangement.

Additionally, pursuant to the Arrangement Agreement, Hammerhead has delivered to Crescent Point agreements consenting to the Arrangement executed by Incentive Holders (other than those who have executed Voting Agreements) holding, together with the directors and officers who have entered into Voting Agreements, not less than 66⅔% of each of the issued and outstanding Equity Incentive Awards, Legacy Options and Legacy RSUs.

See "The Arrangement - Voting Agreements".

Procedure for the Arrangement to Become Effective

Procedural Steps

The Arrangement is proposed to be carried out pursuant to Section 193 of the ABCA. The following procedural steps must be taken in order for the Arrangement to become effective:

(a) the Arrangement Resolution must, subject to further order of the Court, be approved by: (i) at least 66⅔% of the votes cast by Shareholders present in person or represented by proxy at the Meeting; and (ii) a simple majority of the votes cast by Shareholders present in person or represented by proxy at the Meeting after excluding the votes cast by Persons whose votes may not be included in determining minority approval of a "business combination" pursuant to MI 61-101, being the votes cast with respect to the Common Shares beneficially owned or over which control or direction is exercised by one executive officer of the Corporation;

(b) the Final Order shall have been obtained on terms consistent with the Arrangement Agreement and the Arrangement must be approved by the Court pursuant to the Final Order;

(c) Crescent Point shall have obtained the Exchange Approvals;

(d) all other conditions precedent to the Arrangement, including those set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate parties; and

(e) the Final Order, the Articles of Arrangement and related documents, in the form prescribed by the ABCA, must be filed with the Registrar.

There is no assurance that the conditions set out in the Arrangement Agreement will be satisfied or waived on a timely basis or at all.

Upon the conditions precedent set forth in the Arrangement Agreement being satisfied or waived, Hammerhead intends to file a copy of the Final Order and the Articles of Arrangement with the Registrar under the ABCA, together with such other materials as may be required by the Registrar, in order to give effect to the Arrangement

See "The Arrangement - Procedure for the Arrangement to Become Effective - Procedural Steps".

Shareholder Approval

Pursuant to the Interim Order, the Arrangement Resolution must, subject to further order of the Court, be approved by: (a) at least 66⅔% of the votes cast by Shareholders present in person or represented by proxy at the Meeting; and (b) a simple majority of the votes cast by Shareholders present in person or represented by proxy at the Meeting after excluding the votes cast by Persons whose votes may not be included in determining minority approval of a "business combination" pursuant to MI 61-101, being the votes cast with respect to the Common Shares beneficially owned or over which control or direction is exercised by one executive officer of the Corporation.

If the Arrangement Resolution is not approved by the Shareholders, the Arrangement cannot be completed.

Unless otherwise directed, it is the intention of the Persons named in the enclosed form of proxy (or voting instruction form, as applicable), if not expressly directed to the contrary in such form of proxy, to vote such proxy "FOR" the Arrangement Resolution set forth in Appendix A to this Information Circular.

Notwithstanding the foregoing, the Arrangement Resolution proposed for consideration by the Shareholders authorizes the Hammerhead Board, without further notice to or approval of Shareholders, to amend the Arrangement Agreement or the Plan of Arrangement (to the extent permitted by the Arrangement Agreement or the Plan of Arrangement) and, subject to the terms of the Arrangement Agreement, to not proceed with the Arrangement. See Appendix A to this Information Circular for the full text of the Arrangement Resolution.

See "The Arrangement - Procedure for the Arrangement to Become Effective - Shareholder Approval".

Court Approvals

On November 17, 2023, Hammerhead obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. The Interim Order is attached as Appendix C to this Information Circular. The ABCA provides that the Arrangement requires final Court approval. Subject to the terms of the Arrangement Agreement, if the Arrangement Resolution is approved at the Meeting, Hammerhead will make an application to the Court for the Final Order at the Calgary Courts Centre, 601 - 5th Street, S.W., Calgary, Alberta, Canada, or via video conference if necessary, on December 20, 2023 at 2:00 p.m. (Calgary time) or as soon thereafter as counsel may be heard. The Notice of Application for the Final Order accompanies this Information Circular. At the application the Court will be requested to consider the fairness of the terms and conditions of the Arrangement. Prior to the hearing on the Final Order, the Court will be informed that the Parties intend to rely on the exemption from the registration requirements under the U.S. Securities Act for the issuance of CPG Shares as the Share Consideration pursuant to the Arrangement to Shareholders and Incentive Holders, provided by Section 3(a)(10) thereof on the basis of the Final Order.

Any Shareholder, Incentive Holder or other interested party desiring to support or oppose the application with respect to the Arrangement, may appear at the time of the hearing in person or by counsel for that purpose provided such Shareholder, Incentive Holder or other interested party files with the Court and serves upon Hammerhead on or before 5:00 p.m. (Calgary time) on December 13, 2023 (or the Business Day that is five Business Days prior to the date of the Meeting if it is not held on December 20, 2023), a notice of intention to appear setting out such Shareholder's, Incentive Holder's or interested party's address for service and indicating whether such Shareholder, Incentive Holder or interested party intends to support or oppose the application or make submissions, together with a summary of the position such Person intends to advocate before the Court, and any evidence or materials which are to be presented to the Court. Service of such notice on Hammerhead is required to be effected by service upon the solicitors for Hammerhead: Burnet, Duckworth & Palmer LLP, Suite 2400, 525 - 8th Avenue S.W., Calgary, Alberta, T2P 1G1, Attention: Craig O. Alcock.

See "The Arrangement - Procedure for the Arrangement to Become Effective - Court Approvals".

Competition Act Approval

It is a mutual condition to completion of the Arrangement that the Competition Act Approval shall have been received or obtained and shall not have been revoked. On November 7, 2023, Hammerhead and Crescent Point jointly requested that the Commissioner issue an ARC under Section 102 of the Competition Act or, alternatively, a No Action Letter and a waiver of the obligation to notify pursuant to Section 113(c) of the Competition Act in respect of the Arrangement and on November 15, 2023, the Commissioner issued an ARC in respect of the Arrangement.

See "The Arrangement - Procedure for the Arrangement to Become Effective - Key Regulatory Approvals - Competition Act Approval".

Exchange Approvals

It is a mutual condition to completion of the Arrangement that Crescent Point obtain the Exchange Approvals, being the approvals of the TSX and the NYSE for the listing of the CPG Shares to be issued to Shareholders in connection with the Arrangement as the Share Consideration, subject to customary conditions. The TSX has conditionally approved listing of the CPG Shares to be issued to Shareholders pursuant to the Arrangement. Listing is subject to Crescent Point fulfilling all of the listing requirements of the TSX.

See "The Arrangement - Procedure for the Arrangement to Become Effective - Key Regulatory Approvals - Exchange Approvals".

The Arrangement Agreement and the Plan of Arrangement

The following is a summary of certain material provisions of the Arrangement Agreement and the Plan of Arrangement and is qualified in its entirety by the full text of the Arrangement Agreement, which is attached as Appendix B to this Information Circular, and by the more detailed summary contained elsewhere in this Information Circular.

See "The Arrangement - The Arrangement Agreement".

Covenants, Representations and Warranties

The Arrangement Agreement contains customary covenants, representations and warranties.

See "The Arrangement - The Arrangement Agreement - Covenants of the Parties" and "The Arrangement - The Arrangement Agreement - Representations and Warranties".

Additional Covenants Regarding Non-Solicitation

In addition to certain covenants, representations and warranties made by each of Hammerhead and Crescent Point in the Arrangement Agreement, Hammerhead has provided certain non-solicitation covenants, providing that if at any time prior to the approval of the Arrangement Resolution, Hammerhead receives an unsolicited Acquisition Proposal not resulting from a breach of the non-solicitation covenants of the Arrangement Agreement, which the Hammerhead Board determines constitutes or could reasonably be expected to constitute or lead to a Superior Proposal, Hammerhead may engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal, subject to certain requirements and notification to Crescent Point, who will have the right to match any Superior Proposals within the Matching Period.

See "The Arrangement - The Arrangement Agreement - Covenants of the Parties - Additional Covenants Regarding Non-Solicitation".

Conditions to Closing of the Arrangement

The obligations of Hammerhead and Crescent Point to complete the Arrangement are subject to the satisfaction or waiver of certain conditions set out in the Arrangement Agreement. These conditions include, among others, approval of the Arrangement Resolution by the Shareholders, Exchange Approvals and Competition Act Approval. Upon all the conditions being satisfied or waived, Hammerhead is required to file the Articles of Arrangement with the Registrar in order to give effect to the Arrangement.

See "The Arrangement - The Arrangement Agreement - Conditions Precedent to the Arrangement".

Termination

The Arrangement Agreement may be terminated by mutual written consent of Hammerhead and Crescent Point and by either Party in certain circumstances as more particularly set forth in the Arrangement Agreement. Subject to certain limitations, either Party may also terminate the Arrangement Agreement if the Arrangement is not consummated by the Outside Date.

See "The Arrangement - The Arrangement Agreement - Termination of the Arrangement Agreement".

Termination Fees

The Arrangement Agreement provides that, upon the occurrence of certain termination events, either of the Parties may be required to pay the other Party a termination fee of $85 million or an expense reimbursement fee of $20 million.

See "The Arrangement - The Arrangement Agreement - Termination Fees".

Dissent Rights

Under the Interim Order, a registered Shareholder who fully complies with the dissent procedures in Section 191 of the ABCA, as modified by the Interim Order and the Plan of Arrangement, is entitled, if the Arrangement becomes effective, in addition to any other rights the holder may have, to dissent and to be paid by Crescent Point the fair value of the Common Shares held by the holder in respect of which the holder dissents, determined as of the close of business on the last Business Day before the day on which the Arrangement Resolution is adopted. A registered Shareholder may dissent only with respect to all of the Common Shares held by such holder or on behalf of any one beneficial owner and registered in the Dissenting Shareholder's name. Beneficial Shareholders who wish to dissent should be aware that only the registered owner of such Common Shares is entitled to dissent. Accordingly, a Beneficial Shareholder desiring to exercise Dissent Rights must make arrangements for the Common Shares beneficially owned by such Beneficial Shareholder to be registered in the name of such Beneficial Shareholder prior to the time written objection to the Arrangement Resolution is required to be received by the Corporation or, alternatively, make arrangements for the registered holder of such Common Shares to dissent on behalf of the Beneficial Shareholder.

A registered Shareholder wishing to exercise Dissent Rights with respect to the Arrangement must send a written objection to the Arrangement Resolution, which written objection must be received by, c/o Burnet, Duckworth & Palmer LLP, Suite 2400, 525 - 8th Avenue S.W., Calgary, Alberta T2P 1G1, Attention: Craig O. Alcock, by 5:00 p.m. (Calgary time) on December 13, 2023 (or the Business Day that is five Business Days prior to the date of the Meeting if it is not held on December 20, 2023), and must strictly comply with the dissent procedures described in this Information Circular. A vote against the Arrangement Resolution, whether in person or by proxy, or an abstention shall not constitute a written objection to the Arrangement Resolution.  None of the following Persons will be entitled to exercise Dissent Rights: (a) Shareholders who vote or have instructed a proxyholder to vote their Common Shares in favour of the Arrangement Resolution (but only in respect of such Common Shares); (b) Incentive Holders; and (c) any other Person who is not a registered holder of Common Shares as of the Record Date for the Meeting to be held in connection with the Arrangement. A Shareholder may only exercise its Dissent Rights in respect of all, and not less than all of its Common Shares.

Dissenting Shareholders who are ultimately not entitled, for any reason, to be paid the fair value for their Common Shares will be deemed to have participated in the Arrangement on the same basis as a non-dissenting Shareholder and each such Dissenting Shareholder's Common Shares will be deemed to be transferred to Crescent Point free and clear of all Liens in exchange for the Share Consideration and the Cash Consideration. Unless otherwise waived by Crescent Point, it is a condition to the obligations of Crescent Point to complete the Arrangement that holders of not more than 10% of the issued and outstanding Common Shares immediately prior to the Effective Time shall have validly exercised Dissent Rights and not withdrawn such exercise in connection with the Arrangement as of the Effective Date.

It is strongly encouraged that any registered Shareholder wishing to exercise such Shareholder's Dissent Rights seek independent legal advice, as the failure to strictly comply with the provisions of the ABCA, as modified by the Interim Order and the Plan of Arrangement, may prejudice such Shareholders' right to dissent.

See "Dissent Rights".

Exchange Listings

Following completion of the Arrangement, it is anticipated that the Common Shares will be delisted from the TSX and the NASDAQ.

The closing price of the Common Shares on the TSX and the NASDAQ on November 6, 2023, the last completed trading day prior to the public announcement of the Arrangement, was $20.00 and US$14.63, respectively, and on November 16, 2023, the last completed trading day on the TSX and the NASDAQ before the date of this Information Circular, the closing price per Common Shares was $20.28 and US$14.68, respectively.

The closing price of the CPG Shares on the TSX and the NYSE on November 6, 2023, the last completed trading day prior to the public announcement of the Arrangement, was $10.94 and US$7.99, respectively, and on November 16, 2023, the last completed trading day on the TSX and the NYSE before the date of this Information Circular, the closing price per CPG Share was $9.39 and US$6.82, respectively.

U.S. Securities Law Matters

The CPG Shares to be issued as the Share Consideration to Shareholders and Incentive Holders in exchange for their Common Shares pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act or the U.S. Securities Laws of any state of the United States and will be issued and exchanged in reliance upon the exemption from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof, and exemptions provided under the U.S. Securities Laws of each state of the United States in which Shareholders reside. See "The Arrangement - Securities Law Matters - United States".

Summary of Canadian Federal Income Tax Considerations

This Information Circular contains a summary of certain Canadian federal income tax considerations generally applicable to certain Shareholders who, under the Arrangement, dispose of Common Shares. See the discussion under "Certain Canadian Federal Income Tax Considerations".

Such summary is not intended to be legal or tax advice. Shareholders should consult their own tax advisors for advice with respect to the Canadian income tax consequences to them in respect of the Arrangement and of holding and disposing of CPG Shares with respect to their particular circumstances.

U.S. Federal Income Tax Considerations

Shareholders should carefully read the information in this Information Circular under "Certain U.S. Federal Income Tax Considerations" which qualifies the information set out below and should consult their own tax advisors.

See "Certain U.S. Federal Income Tax Considerations" for a general summary of certain U.S. federal income tax considerations relevant to Shareholders that are U.S. Holders (as defined therein). Such summary is not intended to be legal or tax advice. Shareholders should consult their own tax advisors as to the tax consequences of the Arrangement to them and of holding and disposing of CPG Shares with respect to their particular circumstances.

Other Tax Considerations

This Information Circular only discusses certain Canadian and U.S. federal income tax considerations applicable to certain Shareholders. Tax consequences to Shareholders who are resident in jurisdictions other than Canada or the United States are not discussed and such Shareholders should consult their tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions and with respect to the tax implications in such jurisdictions of owning and disposing of CPG Shares. All Shareholders should consult their tax advisors regarding the provincial, state, local and territorial tax consequences of the Arrangement and of owning and disposing of CPG Shares.

Timing

After obtaining the approval of the Shareholders, upon the other conditions in the Arrangement Agreement being satisfied or, where applicable, waived, and upon the Final Order being granted, Hammerhead will file the Articles of Arrangement with the Registrar. Pursuant to Section 193(12) of the ABCA, the Arrangement becomes effective on the date the Articles of Arrangement are filed.

If the Meeting is held as scheduled and is not adjourned or postponed and the necessary conditions for completion of the Arrangement are satisfied or, where applicable, waived, Hammerhead will apply for the Final Order approving the Arrangement. If the Final Order is obtained on December 20, 2023, in form and substance satisfactory to Hammerhead and Crescent Point, the Effective Date will occur once all other conditions set forth in the Arrangement Agreement are satisfied or, where applicable, waived. Hammerhead and Crescent Point expect the Effective Date will occur on or about December 21, 2023. It is not possible, however, to state with certainty when the Effective Date will occur. The Effective Date could be earlier than anticipated or could be delayed for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order.

See "Timing".

Attributes of Crescent Point Following the Arrangement

Hammerhead and Crescent Point anticipate that the Arrangement will provide certain benefits to Crescent Point. For further details see "Pro Forma Information Regarding Crescent Point".

Procedure for Exchange of Certificates and DRS Advices by Shareholders

Registered Shareholders must complete and return the enclosed Letter of Transmittal which, when properly completed and returned together with the certificate(s) and/or DRS Advice(s) representing the Shareholder's Common Shares and all other required documents, will enable each Shareholder (other than Dissenting Shareholders) to obtain the Consideration that the Shareholder is entitled to receive under the Arrangement.

The Letter of Transmittal contains complete instructions on how to exchange the certificate(s) and/or DRS Advice(s) representing your Common Shares for the Consideration under the Arrangement. For Shareholders that have deposited a Letter of Transmittal together with the certificate(s) and/or DRS Advice(s) prior to the Effective Date, you will not receive your Consideration under the Arrangement until at least three Business Days after the date the Arrangement becomes effective. For Shareholders that deposit a Letter of Transmittal together with the certificate(s) and/or DRS Advice(s) on or after the Effective Date, the Consideration will be received as soon as practicable after such deposit.

If a Shareholder deposits its Common Shares with the Depositary prior to the Meeting and if the Arrangement is approved at the Meeting (including any adjournment thereof) the deposit of the Common Shares is irrevocable unless the Arrangement is not subsequently completed.

Only registered Shareholders are required to submit a Letter of Transmittal. If you are a Beneficial Shareholder holding your Common Shares through an intermediary/broker, you should contact that intermediary/broker for instructions and assistance in receiving the Consideration for your Common Shares and carefully follow any instructions provided to you by such intermediary/broker.

From and after the Effective Time, all certificates and/or DRS Advices that represented Common Shares immediately prior to the Effective Time will cease to represent any rights with respect to Common Shares and will only represent the right to receive upon deposit thereof with the Depositary the aggregate Cash Consideration and Share Consideration to which such former holder of Common Shares is entitled under the Arrangement and the Plan of Arrangement or, in the case of Dissenting Shareholders, the right to receive fair value for their Common Shares represented by such certificates.

Subject to applicable Laws relating to unclaimed property, any certificate formerly representing the Common Shares that is not deposited with all other documents as required by the Plan of Arrangement, or any payment made by way of cheque from the Depositary pursuant to the Plan of Arrangement that has been returned to the Depositary or that otherwise remains unclaimed on or before the day prior to the third anniversary of the Effective Date shall cease to represent a right or interest of or a claim by any former Securityholder of any kind or nature against Crescent Point or Hammerhead. On such date, the aggregate Consideration to which the former Securityholder of the certificate and/or DRS Advice referred to in the preceding sentence was ultimately entitled, or the claim to payment hereunder that remains outstanding, as the case may be, shall be deemed to have been surrendered and forfeited to Crescent Point, together with all entitlements to dividends or distributions thereon held for such former registered Shareholder, for no consideration, and such shares and rights shall thereupon terminate and be cancelled and the name of the former registered Shareholder shall be removed from the register of holders of such Common Shares.

On the Effective Date, upon receipt of the treasury order for the Share Consideration and the Cash Consideration delivered by Crescent Point pursuant to Section 5.1 of the Plan of Arrangement, the Depositary shall issue a DRS Advice representing CPG Shares to be issued in connection with the Arrangement and a cheque or wire transfer representing the Cash Consideration that a Securityholder has the right to receive under the Arrangement, less any amounts withheld pursuant to Article 6 of the Plan of Arrangement, to be forwarded or delivered to those Securityholders who have deposited with the Depositary the certificate(s) and/or DRS Advice for the Common Shares, a duly completed and signed Letter of Transmittal and such documents and instruments as the Depositary may reasonably require. Any such DRS Advice and cheque shall, if elected by the Securityholder in the Letter of Transmittal, be held for pick-up at the noted offices of the Depositary and, in the absence of such election, be forwarded by first class mail, postage pre-paid, to the Person at the address specified in the relevant Letter of Transmittal or, if no address has been specified therein, at the address specified for the particular Securityholder in the register of Shareholders, as applicable.

Any use of mail to transmit certificate(s) and/or DRS Advice(s) representing Common Shares and the Letter of Transmittal is at each holder's risk. Hammerhead recommends that such certificate(s) and/or DRS Advice(s) and other documents be delivered by hand to the Depositary and a receipt therefore be obtained or that registered mail be used (with proper acknowledgement) and appropriate insurance be obtained.

The Depositary will receive reasonable and customary compensation from Hammerhead for its services in connection with the Arrangement, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liability under applicable Securities Laws and expenses in connection therewith.

See "The Arrangement - Arrangement Steps" and "The Arrangement - Procedure for Exchange of Certificates and DRS Advices by Shareholders".

Risk Factors

Before Shareholders make a decision on the Arrangement Resolution, Shareholders should carefully consider specific risks set forth herein, as well as other risks described elsewhere in this Information Circular, in the Crescent Point documents incorporated by reference herein and the Hammerhead Annual Report and the Hammerhead Annual MD&A, which are available under Hammerhead's SEDAR Plus issuer profile at www.sedarplus.ca, in addition to the risks and uncertainties discussed under "Forward-Looking Statements" of this Information Circular.

As a holder of CPG Shares following the consummation of the Arrangement, you will be subject to all risks inherent in the business of Crescent Point in addition to certain of the risks relating to Hammerhead. The market value of the CPG Shares will reflect the performance of the business relative to, among other things, that of the competitors of Crescent Point and general economic, market and industry conditions.

There are a number of risks related specifically to the Arrangement, including:

  Crescent Point may not realize the anticipated benefits of the Arrangement and the integration of Hammerhead and Crescent Point may not occur as planned;
  the Arrangement Agreement may be terminated in certain circumstances;
  Hammerhead may be required to pay the Crescent Point Termination Fee;
  the Crescent Point Termination Fee may discourage other parties from making an Acquisition Proposal;
  Riverstone's Voting Agreement may discourage third parties from making an Acquisition Proposal;
  Hammerhead and Crescent Point may not satisfy all regulatory requirements or obtain the necessary approvals for completion of the Arrangement on satisfactory terms or at all;
  Hammerhead expects to incur costs associated with the Arrangement;
  if the Arrangement is not completed, Hammerhead's future business and operations could be harmed;
  the market price of Common Shares may be materially adversely affected;
  the Consideration is fixed and will not be adjusted in the event of any change in either Hammerhead's or Crescent Point's respective share prices;
  Shareholders will experience a reduced ownership percentage and voting power as a result of the Share Consideration;

  the Arrangement may not be completed if a number of Shareholders exercise Dissent Rights;
  if the Arrangement is not consummated by the Outside Date, either Hammerhead or Crescent Point may choose not to proceed with the Arrangement;
  Hammerhead has not verified the reliability of the information regarding Crescent Point included in, or which may have been omitted from, this Information Circular;
  while the Arrangement is pending, Hammerhead is restricted from taking certain actions;
  failure to satisfy conditions of the Arrangement, including receipt of applicable consents and approvals may result in the Arrangement not being completed;
  the CPG Shares to be issued to Shareholders in connection with the Arrangement may not be listed and posted for trading on the TSX and the NYSE in a timely manner, or at all;
  pro forma information may not be indicative of Crescent Point's financial condition or results following the Arrangement;
  income tax Laws may result in adverse circumstances for Shareholders;
  future dividends on CPG Shares are uncertain;
  Hammerhead directors, officers and other insiders may have interests in the Arrangement different from the interests of Shareholders;
  completion of the Arrangement may trigger change in control or other provisions in certain agreements to which Hammerhead is a party; and
  forward-looking information may prove inaccurate.

See "Risk Factors".

In addition, whether or not the Arrangement is completed, Hammerhead will continue to face many of the risks that it currently faces with respect to its business and affairs. For a description of these risk factors see "Risk Factors" in the Hammerhead Annual Report, which is available on Hammerhead's SEDAR Plus issuer profile at www.sedarplus.ca.

THE ARRANGEMENT

General

On November 6, 2023, Hammerhead entered into the Arrangement Agreement with Crescent Point, pursuant to which, among other things, Crescent Point will acquire all of the issued and outstanding Common Shares, and Hammerhead will become a direct wholly-owned Subsidiary of Crescent Point. The Arrangement will be implemented by way of a plan of arrangement in accordance with the ABCA and is subject to approval by the Court and the Shareholders.

If the Arrangement is completed, Shareholders (other than Dissenting Shareholders) will transfer their Common Shares to Crescent Point, in the manner set forth in the Arrangement, and will receive for each full Common Share, the Consideration, consisting of the Cash Consideration, being $15.50 in cash, and the Share Consideration, being 0.5340 of a CPG Share. See "The Arrangement - Arrangement Steps".

Each Incentive (whether vested or unvested) outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, without further action by or on behalf of the holder of such Incentive, fully and unconditionally vested and exercisable, and shall be exercised, surrendered and/or transferred in accordance with the Plan of Arrangement. The Incentive Plans and the Incentives shall be terminated in accordance with the Plan of Arrangement. See "The Arrangement - Incentives".

As of the Record Date (being November 17, 2023), there were 95,937,054 Common Shares issued and outstanding (on a non-diluted basis). As of November 16, 2023, there were 570,999,851 CPG Shares issued and outstanding (on a non-diluted basis). Assuming that there are no Dissenting Shareholders, it is expected that approximately 53.2 million CPG Shares will be issued to Shareholders pursuant to the Arrangement representing approximately 9.3% of the CPG Shares outstanding prior to completion of the Arrangement. Immediately after the completion of the Arrangement, it is expected that Crescent Point's shareholders will own approximately 91.5% and the Shareholders will own approximately 8.5% of the combined company. Crescent Point has advised Hammerhead that it has determined that the Arrangement is not a "significant acquisition" for the purposes of Part 8 of NI 51-102. A copy of the Arrangement Agreement is attached as Appendix B to this Information Circular.

Arrangement Steps

The following summarizes the steps that will occur under the Plan of Arrangement on the Effective Date if all conditions to the completion of the Arrangement have been satisfied or waived. The following description of steps is qualified in its entirety by reference to the full text of the Plan of Arrangement attached as Appendix A to the Arrangement Agreement, which is attached as Appendix B to this Information Circular.

Commencing at the Effective Time, each of the steps, events or transactions set forth in Section 3.1 of the Plan of Arrangement shall, except for steps, events or transactions deemed to occur concurrently with other steps, events or transactions as set out below, occur and shall be deemed to occur consecutively in the following order (or in such other manner, order or times as Hammerhead and Crescent Point may agree in writing) without any further act or formality, except as otherwise provided in the Plan of Arrangement:

(a) Dissenting Shareholders: All Common Shares held by Dissenting Shareholders shall be and shall be deemed to be, without any further act or formality by or on behalf of the Dissenting Shareholder, transferred to, and acquired by, Crescent Point (free and clear of all Liens).

(b) Exercise of Legacy CCPC Options: Notwithstanding the terms of the Legacy Share Option Plan, any resolutions of the Hammerhead Board or the terms of any agreement, certificate or other instrument granting or confirming the grant of Legacy CCPC Options or representing Legacy CCPC Options, each Legacy CCPC Option (whether vested or unvested) outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, without further action by or on behalf of the Legacy CCPC Optionholder, fully and unconditionally vested and exercisable, and shall be, and shall be deemed to be, exercised pursuant to its terms and the terms of the Legacy Share Option Plan (free and clear of all Liens) by the Legacy CCPC Optionholder and each Legacy CCPC Optionholder shall be deemed to, without further action by or on behalf of the Legacy CCPC Optionholder, exercise all Legacy CCPC Options owned by such Legacy CCPC Optionholder by way of surrender of such Legacy CCPC Options to Hammerhead in accordance with Section 9 of the Legacy Share Option Plan in exchange for the In-the-Money Value of such Legacy CCPC Options and Hammerhead shall issue, and shall be deemed to issue, to each such Legacy CCPC Optionholder in accordance with Section 9 of the Legacy Share Option Plan a number of Common Shares equal to the In-the-Money Value of all Legacy CCPC Options owned by such Legacy CCPC Optionholder.

(c) Settlement of Legacy Non-CCPC Options: Notwithstanding the terms of the Legacy Share Option Plan, any resolutions of the Hammerhead Board or the terms of any agreement, certificate or other instrument granting or confirming the grant of Legacy Non-CCPC Options or representing Legacy Non-CCPC Options, each Legacy Non-CCPC Option (whether vested or unvested) outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, without further action by or on behalf of the Legacy Non-CCPC Optionholder, fully and unconditionally vested and exercisable, and shall be, and shall be deemed to be, surrendered and transferred to Hammerhead pursuant to its terms and Section 10 of the Legacy Share Option Plan (free and clear of all Liens) by the Legacy Non-CCPC Optionholder in exchange for the In-the-Money Value of such Legacy Non-CCPC Options and in respect of the surrender and transfer of the Legacy Non-CCPC Options by such Legacy Non-CCPC Optionholder:

(i) the Legacy Non-CCPC Optionholder shall be entitled to receive a cash payment from Hammerhead equal to the aggregate amount of taxes and other amounts required to be remitted by Hammerhead to a taxing authority in respect of the surrender by such Legacy Non-CCPC Optionholder of all of the Legacy Non-CCPC Options held by such Legacy Non-CCPC Optionholder; and

(ii) Hammerhead shall issue, and shall be deemed to issue, to each such Legacy Non-CCPC Optionholder a number of Common Shares having a fair market value (using the same fair market value of a Common Share as is used for all Shareholders under the Plan of Arrangement) equal to the difference between the In-the-Money Value of all Legacy Non-CCPC Options owned by such Legacy Non-CCPC Optionholder and the amount of the cash payment contemplated above by (i).

(d) Settlement of Legacy RSUs: Notwithstanding the terms of the Legacy RSU Plan, any resolutions of the Hammerhead Board or the terms of any agreement, certificate or other instrument granting or confirming the grant of Legacy RSUs or representing Legacy RSUs, each Legacy RSU (whether vested or unvested) outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, without further action by or on behalf of the Legacy RSU Holder, fully and unconditionally vested and exercisable, and shall be, and shall be deemed to be, surrendered and transferred to Hammerhead pursuant to its terms and Section 4.7 of the Legacy RSU Plan (free and clear of all Liens) by the Legacy RSU Holder in exchange for the In-the-Money Value of such Legacy RSUs and in respect of the surrender and transfer of the Legacy RSUs by such Legacy RSU Holder:

(i) the Legacy RSU Holder shall be entitled to receive a cash payment from Hammerhead equal to the aggregate amount of taxes and other amounts required to be remitted by Hammerhead to a taxing authority in respect of the surrender by such Legacy RSU Holder of all of the Legacy RSUs held by such Legacy RSU Holder;

(ii) subject to (iii) below, Hammerhead shall issue, and shall be deemed to issue, to each such Legacy RSU Holder a number of Common Shares having a fair market value (using the same fair market value of a Common Share as is used for all Shareholders under the Plan of Arrangement) equal to the difference between the In-the-Money Value of all Legacy RSUs owned by such Legacy RSU Holder and the amount of the cash payment contemplated by (i) above; and

(iii) all of the Common Shares held by the Share Trust shall be, and shall be deemed to be, transferred by the Share Trustee to the Named Executive in lieu of the issuance of such number of Common Shares to the Named Executive upon exercise of the Legacy RSUs by the Named Executive.

(e) Settlement of Equity Incentive Awards: Notwithstanding the terms of the Equity Incentive Award Plan, any resolutions of the Hammerhead Board or the terms of any agreement, certificate or other instrument granting or confirming the grant of Equity Incentive Awards or representing Equity Incentive Awards, each Equity Incentive Award (whether vested or unvested) outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, without further action by or on behalf of an Equity Incentive Awardholder, fully and unconditionally vested, and shall be, and shall be deemed to be,  surrendered and transferred to Hammerhead (free and clear of all Liens) by the Equity Incentive Awardholder in exchange for the In-the-Money Value of such Equity Incentive Awards and in respect of the surrender and transfer of the Equity Incentive Awards by such Equity Incentive Awardholder:

(i) the Equity Incentive Awardholder shall be entitled to receive a cash payment from Hammerhead equal to the aggregate amount of taxes and other amounts required to be remitted by Hammerhead to a taxing authority in respect of the surrender by such Equity Incentive Awardholder of all of the Equity Incentive Awards held by such Equity Incentive Awardholder; and

(ii) Hammerhead shall issue, and shall be deemed to issue, to each such Equity Incentive Awardholder a number of Common Shares having a fair market value (using the same fair market value of a Common Share as is used for all Shareholders under the Plan of Arrangement) equal to the difference between the In-the-Money Value of all Equity Incentive Awards owned by such Equity Incentive Awardholder and the amount of the cash payment contemplated by (i) above.

(f) Termination of Incentive Plans: The Incentive Plans shall be terminated and be of no further force and effect.

(g) Acquisition of the Common Shares by Crescent Point:

(i) in respect of a Shareholder that owns Legacy Shares:

A. a number of Legacy Shares owned by such Shareholder equal to the Legacy Share Exchange Number shall be and be deemed to be, without further action by or on behalf of the Shareholder, transferred to Crescent Point (free and clear of all Liens) in exchange for a number of CPG Shares equal to the lesser of (i) the Shareholder's Legacy Share Consideration Cap and (ii) the Shareholder's Legacy Share Consideration Base; and

B. all remaining Common Shares (including any remaining Legacy Shares) owned by such Shareholder shall be and shall be deemed to be without any further action by or on behalf of such Shareholder, transferred to Crescent Point (free and clear of all Liens) and each Shareholder whose remaining Common Shares are so transferred shall be entitled to receive from Crescent Point: (1) subject to Section 3.4 of the Plan of Arrangement, a number of CPG Shares (if any) equal to the Shareholder's Legacy Share Consideration Cap minus the number of CPG Shares issuable by Crescent Point to the Shareholder pursuant to Section 3.1(g)(i) of the Plan of Arrangement; and (2) subject to Section 3.5 of the Plan of Arrangement, a cash payment equal to the Shareholder's Legacy Cash Consideration Cap;

(ii) a fraction of each Common Share held by a Shareholder (other than Dissenting Shareholders and Shareholders who transferred their Common Shares to Crescent Point pursuant to Section 3.1(g) of the Plan of Arrangement) that is equal to the Cash Consideration Common Share shall be and shall be deemed to be, without any further action by or on behalf of such Shareholder, transferred to Crescent Point (free and clear of all Liens) and each Shareholder whose fractions of each Common Share are so transferred shall be entitled to receive from Crescent Point, subject to Section 3.5 of the Plan of Arrangement, for each such fraction of a Common Share so transferred, a cash payment equal to the Cash Consideration; and

(iii) a fraction of each Common Share held by a Shareholder (other than Dissenting Shareholders and Shareholders who transferred their Common Shares to Crescent Point pursuant to Section 3.1(g) of the Plan of Arrangement) that is equal to the Share Consideration Common Share shall be and shall be deemed to be, without any further action by or on behalf of such Shareholder, transferred to Crescent Point (free and clear of all Liens) and each Shareholder whose fractions of each Common Share are so transferred shall be entitled to receive, subject to Section 3.4 of the Plan of Arrangement, from Crescent Point, for each such fraction of a Common Share so transferred, the Share Consideration.

Background to the Arrangement

The terms of the Arrangement are the result of extensive negotiations between representatives of Hammerhead, including the Special Committee and the Hammerhead Board, and Crescent Point, and their respective advisors and legal counsel. The following is a brief description of the background of these negotiations, the Arrangement and related transactions.

Management of the Corporation and the Hammerhead Board meet routinely to review, among other things, the Corporation's ongoing business objectives and strategic opportunities to enhance overall shareholder value and provide Shareholders with liquidity. As part of this process, senior management of the Corporation provides assessments to the Hammerhead Board on a reasonably regular basis with respect to potential value enhancement and maximization alternatives, which might include maintaining the status quo, accelerating or decelerating capital expenditures, returning capital to Shareholders, and assessing potential strategic opportunities.

The Corporation also regularly considers, evaluates, monitors and investigates the merits of potential strategic opportunities and routinely receives presentations from investment banks and other third parties with respect to potential merger, acquisition and divestment opportunities. From time to time, these opportunities have included the consideration of potential material acquisitions or strategic transactions with various industry participants and other interested parties, which management of the Corporation and the Hammerhead Board review and consider as they arise to determine whether pursuing them would be in the best interests of the Corporation. Management of the Corporation and the Hammerhead Board also regularly review and consider market conditions, including factors that affect the business, operations, financial condition and affairs of the Corporation, including its growth and sustainability. During the past five years, the Corporation has at times had financial advisors on a retainer to assist in identifying potential merger candidates and other business development opportunities, and to provide advice in connection with transactions (such as the SPAC Transaction).

In February 2023, the SPAC Transaction was completed, following which the Corporation became a reporting issuer in each of the Provinces of Alberta and Ontario and the Common Shares and Warrants commenced trading on the NASDAQ and TSX. On June 5, 2023, Hammerhead completed a substantial issuer bid pursuant to which a total of 12,852,235 Warrants were purchased and cancelled for total consideration of US$12,852,235.

In late June 2023, the Corporation was approached by, and executed a confidentiality agreement with, Crescent Point, who expressed an interest in exploring a potential business combination with the Corporation. Between June 2023 and August 2023, each of Hammerhead and Crescent Point engaged in meetings and preliminary discussions regarding due diligence and analysis in connection with the evaluation of a potential transaction. On August 21, 2023, the Corporation received a non-binding indication of interest from Crescent Point (the "First Proposal"). The First Proposal contemplated consideration for Shareholders of $17.00 per Common Share (consisting of $6.56 cash and $10.44 worth of CPG Shares). After receipt of the First Proposal, the Corporation contacted CIBC to serve as its financial advisor in connection with its assessment and potential pursuit of such business combination and other potential transactions. After discussions with the Hammerhead Board, CIBC and Hammerhead's legal advisors, Hammerhead advised Crescent Point that the valuation proposed in the First Proposal was not in a range which reflected the value of the Corporation's assets or its Common Shares and provided Crescent Point with an indication of terms that would be acceptable to Hammerhead. On August 30, 2023, the Corporation received a non-binding indication of interest from Crescent Point, which contemplated consideration for Shareholders of $18.50 per Common Share (the "Second Proposal"), which the Hammerhead Board determined was still not in the range which reflected the value of the Corporation's assets or its Common Shares. While no actionable transaction ultimately resulted from the First Proposal or the Second Proposal (prior to the Arrangement), Hammerhead senior management continued discussions with Crescent Point senior management and kept the Hammerhead Board apprised of any developments.

Between August 2023 and October 2023, the Corporation had discussions and executed confidentiality agreements with a number of other oil and gas exploration and production companies and private equity investors who expressed an interest in exploring a potential business combination and/or alternative strategic transaction with the Corporation. The Corporation provided management presentations and responded to various questions from certain of these interested parties.

On September 15, 2023, Hammerhead redeemed the remaining outstanding Warrants for a redemption price of US$0.10 per Warrant. During the redemption period, 15,642,972 Warrants were exercised on a cashless basis and 301 Warrants were exercised on a cash basis (resulting in the issuance of an aggregate of 4,630,591 Common Shares) and the remaining 54,483 Warrants were redeemed. On October 3, 2023, the Corporation announced that it had expanded its credit facility to $450 million (from $350 million), which allowed Hammerhead to repay, at par value, the remaining US$63.7 million ($86.0 million) of principal and accrued interest outstanding on its term debt prior to maturity. Hammerhead also announced that it had entered "free funds flow" status and was expecting to communicate a formal return of capital policy, subject to approval by the Hammerhead Board, with the release of its third quarter results on November 7, 2023.

On October 4, 2023, the Corporation received a third non-binding indication of interest from Crescent Point (the "Third Proposal"). The Third Proposal contemplated consideration for Shareholders of $20.25 per Common Share (consisting of $14.21 cash and $6.04 worth of CPG Shares).

On October 10, 2023, the Hammerhead Board met with CIBC, Burnet, Duckworth & Palmer LLP ("BDP"), the Corporation's legal advisors, and senior management of the Corporation to review the Corporation's strategic alternatives, and in particular the Third Proposal. Based on financial forecasts for the Corporation prepared by management, with various commodity price and capital spending assumptions, CIBC provided a financial analysis of the transaction proposed by the Third Proposal and a comparison of the proposed financial terms and metrics to other recent market comparable transactions. The Hammerhead Board recommended that management of the Corporation provide certain feedback to Crescent Point on the Third Proposal, including what terms might constitute a potential transaction involving Crescent Point that would be acceptable to Hammerhead.

On October 11, 2023, Hammerhead management provided to Crescent Point management comments on the Third Proposal reflecting, among other comments, a revised consideration for Shareholders of $23.00 per Common Share (consisting of $18.00 cash and $5.00 worth of CPG Shares) based on, among other things, the Corporation's results of operations, financial condition and future prospects. The Corporation also continued to consider and evaluate potential alternative business combinations with other Canadian oil and gas exploration and production companies and private equity investors, certain of which provided verbal indications regarding a potential offer for the Corporation.

On October 13, 2023, the Corporation received a fourth non-binding indication of interest from Crescent Point (the "Fourth Proposal"). The Fourth Proposal contemplated consideration for Shareholders of $21.00 per Common Share (consisting of $14.96 cash and $6.04 worth of CPG Shares). On October 14, 2023, Hammerhead Board members met with CIBC, BDP, and senior management of the Corporation to review the Fourth Proposal. On October 14, 2023, Hammerhead management provided to Crescent Point management comments on the Fourth Proposal reflecting, among other comments, a revised allocation of the consideration between cash and CPG Shares. On October 15, 2023, the Corporation received a further revised non-binding indication of interest from Crescent Point (the "IOI") with a continued consideration for Shareholders of $21.00 per Common Share, however, the allocation between cash and CPG Shares was revised to $15.50 cash and $5.50 worth of CPG Shares (the "Proposed Transaction").

On October 15, 2023, the Hammerhead Board met with CIBC, BDP and senior management of the Corporation to review the Corporation's strategic alternatives, and in particular the Proposed Transaction. The Chair of the Hammerhead Board reviewed the terms of the IOI and CIBC responded to questions from the Hammerhead Board in respect of the financial analysis of the Proposed Transaction and the status of discussions with other potential strategic parties. At such meeting, the Hammerhead Board determined to establish the Special Committee comprised of J. Paul Charron, A. Stewart Hanlon (as Chair) and James AC McDermott, each of whom is independent in respect of Hammerhead (including the management thereof) and Riverstone, to consider the Proposed Transaction. The Hammerhead Board authorized the Special Committee, to, among other things: (a) direct and supervise a process for the review and evaluation of the Proposed Transaction and to review and consider the Proposed Transaction against other alternatives potentially available to the Corporation; (b) receive details of the Proposed Transaction and to discuss them with the legal and financial advisors to the Special Committee and representatives of the Corporation and its legal and financial advisors; (c) review and consider, and recommend to the Hammerhead Board, whether the Proposed Transaction is in the best interests of the Corporation, having regard to all potentially affected stakeholders, including the Corporation's minority Shareholders; (d) examine, review and consider whether alternatives to the Proposed Transaction, including maintaining the status quo, modifying existing corporate strategy or pursuing an alternative transaction, would be a preferable outcome to implementing the Proposed Transaction, including whether such alternatives would be in the best interests of the Corporation and enhance value to the Corporation's minority Shareholders relative to the Proposed Transaction; (e) negotiate or supervise the negotiations of the terms of the Proposed Transaction, and supervise and review any negotiations between the Corporation and any other party in respect of any alternative transaction that may arise, and, if the Special Committee determines appropriate, to propose changes to the terms of the Proposed Transaction or any such alternative transaction; (f) at the Corporation's expense, select, retain, instruct and supervise such external advisors to provide financial, legal or other advice to the Special Committee as it considers necessary or desirable in connection with its mandate and to determine the terms of such engagement; and (g) make a recommendation to the Hammerhead Board as to whether the Proposed Transaction or any alternative transaction is in the best interests of the Corporation. The Special Committee also received legal advice from BDP regarding the duties of the members of the Special Committee having regard to the potential conflicts of interest in a transaction. During an in-camera session of the Hammerhead Board with representatives of CIBC and BDP present, the Special Committee discussed the terms of the IOI and, following such discussion, recommended that the Corporation execute the IOI with Crescent Point and begin a period of exclusive negotiations until November 7, 2023. After receiving the Special Committee's recommendation, the Hammerhead Board approved the execution of the IOI and directed Mr. Sobie to deliver such executed copy to Crescent Point. Following such meeting, an executed copy of the IOI was delivered to Crescent Point.

On October 16, 2023, the Special Committee retained Blake, Cassels & Graydon LLP ("Blakes") as independent legal counsel in connection with its review of the Proposed Transaction and, effective October 17, 2023, Peters & Co. to provide financial advice and various advisory services to the Special Committee and, if requested, to prepare and deliver to the Special Committee a fairness opinion in connection with the Proposed Transaction. On October 17, 2023, the Chair of the Special Committee met with Blakes to review the Special Committee's mandate and duties in relation to the Proposed Transaction. Members of the Special Committee, Blakes and Peters & Co. met numerous times during the period from October 16, 2023 to November 6, 2023 to review and discuss various matters related to the Proposed Transaction.

From October 16, 2023 to November 5, 2023, the Corporation and Crescent Point, together with their respective representatives and advisors, undertook a due diligence investigation of each other.

On October 23, 2023, Norton Rose Fulbright Canada LLP ("Norton Rose"), counsel to Crescent Point, delivered an initial draft of the Arrangement Agreement to BDP and drafts of the Plan of Arrangement and Voting Agreements followed shortly thereafter. Negotiation of the terms of the Arrangement Agreement, the Plan of Arrangement and the Voting Agreements continued until the Arrangement Agreement was executed by the Corporation and Crescent Point (as described below).

On October 27, 2023, the Special Committee met with Peters & Co. and Blakes to discuss, among other matters, the proposed terms of a business combination with Crescent Point, including how such terms were reflected in the drafts of the Arrangement Agreement, Plan of Arrangement and Voting Agreements, the expected timeline and process for the business combination and Peters & Co.'s work to date on the Peters & Co. Fairness Opinion. The Special Committee received advice from Blakes and Peters & Co. regarding key transaction issues, both generally and as reflected in the draft transaction documents, giving particular attention to the interests of minority Shareholders and any real or perceived conflicts of interest relating to management of the Corporation and Riverstone. In particular, Blakes discussed with the Special Committee the potential implications of the proposed Voting Agreement to be entered into by Riverstone, which would constitute a "hard" lock-up agreement because it would require Riverstone to support the Arrangement with Crescent Point, and vote against any Acquisition Proposal involving the Corporation, even if the Arrangement Agreement is terminated in connection with a Superior Proposal or a Hammerhead Change in Recommendation.

On October 27, 2023, BDP delivered a revised draft of the Arrangement Agreement to Norton Rose and revised drafts of the Plan of Arrangement and Voting Agreements were delivered to Norton Rose during the week of October 29, 2023. From October 27, 2023 to November 6, 2023, BDP and Norton Rose exchanged several drafts of the Arrangement Agreement, Plan of Arrangement and Voting Agreements to reflect changes to the terms of the Arrangement and to resolve issues raised by the Corporation, the Special Committee, Riverstone and Crescent Point.

On November 3, 2023, the Special Committee met with Peters & Co. and Blakes to discuss, among other matters, the status of the drafts of the Arrangement Agreement, Plan of Arrangement and Voting Agreements and outstanding matters for their consideration and Peters & Co.'s continued work to date on the Peters & Co. Fairness Opinion.

On November 5, 2023, the Special Committee and, at the request of the Special Committee for a portion of the meeting, Mr. Sobie and Mr. Bryan Begley, an independent director of the Corporation, met with representatives of Peters & Co., BDP and Blakes. During this meeting, Blakes and BDP reviewed with the Special Committee the material terms of the Arrangement, including the Arrangement Agreement and the other definitive transaction documents and outstanding matters in respect of the Arrangement, including the terms of Riverstone's Voting Agreement. Peters & Co. provided to the Special Committee its detailed financial analysis with respect to the Arrangement and advised the Special Committee that subject to reconfirmation (as described further below) and based upon and subject to the assumptions, limitations, qualifications and other matters to be stated in its written opinion, that, in the opinion of Peters & Co., the Consideration to be received by the Shareholders under the Arrangement is fair, from a financial point of view, to the Shareholders. Peters & Co. advised the Special Committee that subject to its review of the final terms of the Arrangement and the terms of the Equity Financing, and assuming no material adverse changes to the terms of the Arrangement, the Arrangement Agreement and related documents or the business or affairs of Crescent Point or Hammerhead, Peters & Co. would be in a position to reconfirm its opinion to the Special Committee at the proposed time of execution of definitive documents and announcement of the Arrangement.

At such meeting, the Special Committee considered various quantitative and qualitative factors related to the Arrangement including, among other things: (a) the structure and the financial aspects of the Arrangement, including comparative metrics and multiples provided by Peters & Co. and other matters they considered to be relevant; (b) the terms of the Arrangement Agreement and other definitive agreements, including the consideration to be provided to Shareholders as a result of the Arrangement; (c) the ability of Shareholders to receive CPG Shares pursuant to the Arrangement, thereby providing them the opportunity to participate in the business of Crescent Point; (d) the risks associated with the completion of the Arrangement; (e) the support for the Arrangement expected to be expressed by Shareholders holding in the aggregate, or exercising direction or control over, approximately 82.4% of the outstanding Common Shares (on a non-diluted basis); (f) the Corporation's historical operating results, the desire of certain Shareholders for near-term liquidity, and an assessment of the Corporation's strategic alternatives absent completing the Arrangement; (g) the anticipated effects of the Arrangement on affected stakeholders, including Shareholders, employees, creditors, industry partners, and the environment, and the interests of such stakeholders; (h) the comprehensive negotiation process that was undertaken in connection with the Proposed Transaction, which involved the Hammerhead Board, management of the Corporation, CIBC and Peters & Co. and the Corporation's and the Special Committee's external legal counsel, as well as the oversight of the Special Committee; (i) the potential impact of the Arrangement on the Corporation, including the go-forward opportunities and plans for the Corporation; and (j) other benefits of the Arrangement including, among other things, that the Arrangement will allow for: (i) the ability for Shareholders to participate in Crescent Point's business and also receive liquidity as a result of the issuance of CPG Shares; (ii) the Corporation to fulfill its ongoing obligations to its other stakeholders, including industry partners; and (iii) all Shareholders that are directors, officers, employees or consultants of the Corporation, to maintain an interest in Crescent Point given the exchange of Common Shares issuable upon exercise of Incentives for Cash Consideration and Share Consideration under the Arrangement.

After considering these factors and the financial advice received from Peters & Co. with respect to the proposed Arrangement, the receipt of the verbal Peters & Co. Fairness Opinion (subject to reconfirmation as described above), the legal advice received from Blakes as independent legal counsel to the Special Committee and from BDP as legal counsel to the Corporation, and having considered all other relevant information including certain information received from management of the Corporation, the Special Committee unanimously confirmed its support for proceeding with the Arrangement, and subject to determination of the final exchange ratio in respect of the CPG Shares to be issued for each Common Share, satisfactory settlement of the Arrangement Agreement and related agreements and documents, reconfirmation of the Peters & Co. Fairness Opinion, and no other material adverse changes to the terms of the Arrangement, the Arrangement Agreement and related documents or the business or affairs of Crescent Point or Hammerhead prior to the proposed time of execution of documents and announcement of the Arrangement, determined that the Arrangement is fair to the Shareholders and in the best interests of the Corporation and unanimously resolved to recommend to the Hammerhead Board that it: (a) approve the Arrangement Agreement and the other definitive agreements and the transactions contemplated therein; (b) approve the entering into by the Corporation of the Arrangement Agreement and such definitive agreements; and (c) recommend to Shareholders that they vote in favour of the Arrangement Resolution. The Special Committee then delegated to Mr. Hanlon, as Chair of the Special Committee, authority to receive, on behalf of the Special Committee, the reconfirmation of the verbal Peters & Co. Fairness Opinion and to settle and confirm the acceptability, on behalf of the Special Committee, of the final form of the Arrangement Agreement and related agreements and documents (provided there were no substantive changes to the Arrangement, including the Arrangement Agreement and other definitive agreements, prior to execution thereof).

On November 5, 2023, the Hammerhead Board met with representatives of CIBC, Peters & Co., BDP and Blakes. During this meeting, BDP and Blakes reviewed with the Hammerhead Board the material terms of the Arrangement, including the Arrangement Agreement and the other definitive agreements and outstanding matters in respect of the Arrangement. CIBC provided to the Hammerhead Board its detailed financial analysis with respect to the Arrangement. Mr. Hanlon advised the Hammerhead Board of the unanimous determinations reached by the Special Committee, subject to reconfirmation, as described above.

The Hammerhead Board, based on its consideration of, among other things, the determination and recommendation of the Special Committee (subject to reconfirmation), the detailed financial analysis of CIBC provided to the Hammerhead Board, the legal advice received from BDP as legal counsel to the Corporation and having considered all other relevant information including certain information received from management of the Corporation, determined that the Arrangement is fair to the Shareholders and in the best interests of the Corporation, approved the Arrangement Agreement and the other definitive agreements and the transactions contemplated therein, and the entering into by the Corporation of the Arrangement Agreement and such definitive agreements (provided there were no substantive changes to the Arrangement, including the Arrangement Agreement and other definitive agreements, prior to execution thereof) and provided a recommendation to Shareholders that they vote in favour of the Arrangement Resolution, subject to determination of the final exchange ratio in respect of the CPG Shares to be issued for each Common Share, satisfactory settlement of the Arrangement Agreement and related agreements and documents, reconfirmation of the recommendation of the Special Committee, receipt of the CIBC Fairness Opinion and no other material adverse changes to the terms of the Arrangement, the Arrangement Agreement and related documents or the business or affairs of Crescent Point and Hammerhead prior to the proposed time of execution of documents and announcement of the Arrangement. The Hammerhead Board then delegated to Mr. Hanlon and Mr. Sobie authority to receive, on behalf of the Hammerhead Board, the reconfirmation of the Special Committee recommendation and the CIBC Fairness Opinion and to settle and confirm the acceptability, on behalf of the Board, of the final form of the Arrangement Agreement and related agreements and documents (provided there were no substantive changes to the Arrangement, including the Arrangement Agreement and other definitive agreements, prior to execution thereof).

On November 6, 2023 (after market close), Hammerhead management, BDP and Blakes confirmed to Mr. Hanlon, on behalf of the Special Committee, and Mr. Sobie and Mr. Hanlon, on behalf of the Hammerhead Board, that there were no substantive changes to the terms of the Arrangement, including the Arrangement Agreement and other definitive agreements, since the meetings of the Special Committee and the Hammerhead Board held on November 5, 2023, and provided the determination of the Share Consideration. CIBC and Peters & Co. confirmed there had been no material changes to their financial analysis that had been previously provided to the Special Committee and the Hammerhead Board, as applicable, with respect to the Arrangement. Peters & Co. reconfirmed its verbal opinion to Mr. Hanlon, on behalf of the Special Committee, to the effect that, as of the date of the opinion and based upon and subject to the assumptions, limitations, qualifications and other matters to be stated in its written opinion, that, in the opinion of Peters & Co., the Consideration to be received by the Shareholders under the Arrangement is fair, from a financial point of view, to Shareholders. Mr. Hanlon, on behalf of the Special Committee, reconfirmed the unanimous determination of the Special Committee that the Arrangement is fair to the Shareholders and in the best interests of the Corporation and that the Special Committee recommended that the Hammerhead Board: (a) approve the Arrangement Agreement and the other definitive agreements and the transactions contemplated therein; (b) enter into the Arrangement Agreement and such definitive agreements; and (c) recommend to Shareholders that they vote in favour of the Arrangement Resolution. CIBC delivered a verbal opinion to Mr. Sobie and Mr. Hanlon, on behalf of the Hammerhead Board, to the effect that, as of the date of the opinion and based upon and subject to the assumptions, limitations, qualifications and other matters to be stated in its written opinion, that, in the opinion of CIBC, the Consideration to be received by the Shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view, to the Shareholders.

Based on consideration of, among other things, the recommendation of the Special Committee, the opinion of Peters & Co. provided to the Special Committee, and the opinion of CIBC provided to the Hammerhead Board, Mr. Sobie and Mr. Hanlon, on behalf of the Hammerhead Board, reconfirmed the Hammerhead Board's determination that the Arrangement is fair to the Shareholders and in the best interests of the Corporation. Mr. Sobie and Mr. Hanlon, on behalf of the Hammerhead Board, approved the Arrangement Agreement and the other definitive agreements and the transactions contemplated therein, and the entering into of the Arrangement Agreement and such definitive agreements and provided a recommendation to Shareholders that they vote in favour of the Arrangement Resolution.

Immediately after the determinations and recommendations made by the Hammerhead Board as described above, the parties executed the Arrangement Agreement and the Corporation and Crescent Point announced the execution of the Arrangement Agreement.

On November 17, 2023, the Hammerhead Board approved the contents and mailing of this Information Circular to the Shareholders.

On November 17, 2023 the Court granted the Interim Order, a copy of which is attached as Appendix C to this Information Circular.

Recommendation of the Special Committee

The Special Committee, after consultation with management of the Corporation, Peters & Co., and the Special Committee's and the Corporation's respective legal advisors, and after having taken into consideration such matters as it considered relevant, including the Peters & Co. Fairness Opinion and the risks and benefits associated with the Arrangement, as described in this Information Circular, determined that the Arrangement was fair to the Shareholders and in the best interests of the Corporation and unanimously resolved to recommend that the Hammerhead Board approve the Arrangement and recommend to Shareholders that they vote in favour of the Arrangement Resolution.

Recommendation of the Hammerhead Board

The Hammerhead Board, after receiving the recommendation of the Special Committee, consulting with its legal advisors and CIBC in its evaluation of the Arrangement and the receipt of the CIBC Fairness Opinion by the Hammerhead Board, determined that the Arrangement was fair to the Shareholders and in the best interests of the Corporation and unanimously recommends that Shareholders vote in favour of the Arrangement Resolution.

In considering the unanimous recommendation of the Hammerhead Board to vote in favour of the Arrangement Resolution, Shareholders should be aware that, aside from their interests as Shareholders, certain members of Hammerhead management have interests in the Arrangement that are different from, or in addition to, those of other Shareholders generally. See "Interests of Certain Persons or Companies in the Arrangement". Both the Special Committee and the Hammerhead Board were aware of and considered these interests, among other matters, in evaluating the Arrangement, and in recommending to Shareholders that they approve the Arrangement Resolution. Shareholders should take these interests into account in deciding whether to approve the Arrangement Resolution.

The discussion contained in this Information Circular of the information and factors considered and given weight to by the Special Committee and the Hammerhead Board is not intended to be exhaustive. In reaching the determination to approve and recommend the Arrangement Resolution, the Special Committee and the Hammerhead Board did not assign any relative or specific weight to the factors that were considered, and individual directors may have given a different weight to each factor.

Benefits of the Arrangement

The Corporation believes that the Arrangement and the transactions contemplated thereby will provide a number of anticipated benefits to the Shareholders, including, without limitation, those arising from the following considerations:

(a) the Consideration implies an enterprise value for Hammerhead of approximately $2.55 billion, inclusive of assumed net debt, which represents a 17% premium over the five-day volume weighted average trading price of the Common Shares based on trading on the TSX and the NASDAQ as of the close of markets on November 3, 2023;

(b) the Arrangement provides Shareholders with ownership in Crescent Point, a leading Canadian producer offering an attractive total return to shareholders through return of capital and growth. Crescent Point ownership offers enhanced scale, asset diversification, liquidity in financial markets and a long-term sustainable return of capital framework underpinned by a deep portfolio of high-quality inventory;

(c) the Consideration provides Shareholders with liquidity as well as the opportunity to participate in the opportunities associated with the continued business of Crescent Point;

(d) Crescent Point is focused on delivering shareholder returns with Crescent Point declaring its most recent quarterly CPG Share dividends on November 2, 2023, in the form of a base dividend of $0.10 per CPG Share and an additional special dividend of $0.02 per CPG Share;

(e) the Arrangement will create the seventh-largest E&P company in Canada with production weighted 65% to oil and liquids, with pro forma Crescent Point production expected to total over 200,000 boe/d in 2024, with significant drilling inventory in place to deliver additional long-term organic growth;

(f) following the Effective Time, Crescent Point will immediately become the largest owner of land in the volatile oil fairway in the Alberta Montney, in addition to already controlling the largest amount of land in the condensate-rich Kaybob Duvernay play. This increased scale is expected to allow Crescent Point to continue to improve its cost of capital;

(g) Crescent Point is led by proven and experienced oil and gas business leaders, at both the board and executive management team levels, with a demonstrable track record of creating and delivering value to shareholders;

(h) the combined company will benefit from greater scale, diversification and financial resilience and is expected to have access to a broader range of capital sources. Shareholders in the combined company should benefit from a more liquid investment, with significantly greater trading volumes of CPG Shares on the NYSE and the TSX compared to the Common Shares on the TSX and NASDAQ, a more diversified combined shareholder profile and increased visibility in the public capital markets;

(i) Peters & Co. delivered the Peters & Co. Fairness Opinion to the Special Committee, that as of the date of, and subject to the assumptions, limitations, qualifications and other matters stated in such opinion, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders. For a more detailed description of the Peters & Co. Fairness Opinion, see "The Arrangement - Financial Advisors and Fairness Opinions - Peters & Co. Fairness Opinion";

(j) CIBC delivered the CIBC Fairness Opinion to the Hammerhead Board, that as of the date thereof, and subject to the assumptions, limitations, qualifications and other matters stated in such opinion, the Consideration to be received by the Shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view, to Shareholders. For a more detailed description of the CIBC Fairness Opinion, see "The Arrangement - Financial Advisors and Fairness Opinions - CIBC Fairness Opinion";

(k) the Special Committee determined that the desire for liquidity by significant Shareholders, particularly in light of the current commodity price cycle, and the opportunity for liquidity provided by the Arrangement, was preferable to maintaining status quo;

(l) the Arrangement Agreement is the result of arm's length negotiations and includes terms and conditions that are reasonable in the judgment of the Hammerhead Board;

(m) after reviewing the current and prospective business climate in the oil and gas industry, including the potential for further consolidation or acquisitions, and the benefits and risks of other strategic opportunities reasonably available to Hammerhead, the Hammerhead Board believes that the Arrangement represents Hammerhead's best prospect for increasing Shareholder value in the medium to long-term;

(n) the Hammerhead Board unanimously recommended support for the Arrangement. Additionally, the Supporting Shareholders (which includes: (i) Riverstone; and (ii) each director and officer of Hammerhead) entered into the Voting Agreements pursuant to which they have agreed, among other things, to vote in favour of the Arrangement Resolution. The Voting Agreements relate to Common Shares comprising approximately 82.4% of the issued and outstanding Common Shares (on a non-diluted basis) as of the Record Date;

(o) notwithstanding the limitations contained in the Arrangement Agreement on Hammerhead's ability to solicit interest from third parties and terminate the Arrangement Agreement, the Arrangement Agreement allows Hammerhead to engage in discussions or negotiations regarding any unsolicited competing proposal for Hammerhead received prior to the Meeting that the Hammerhead Board determines, in good faith following consultation with its financial advisors and legal counsel, constitutes or would reasonably be expected to result in a Superior Proposal, subject to certain requirements and notification to Crescent Point;

(p) the Arrangement Agreement allows the Hammerhead Board to change its recommendation that Shareholders vote in favour of the Arrangement Resolution at any time (prior to the time that Shareholder approval of the Arrangement Resolution is obtained) following the Hammerhead Board's good faith determination, after consultation with its outside legal counsel and financial advisors, that an alternative Acquisition Proposal constitutes a Superior Proposal and the Hammerhead Board further determines in good faith, after consultation with its outside legal counsel, that a failure to effect a change in recommendation would be inconsistent with its fiduciary duties under applicable Law;

(q) Hammerhead's right to receive the Hammerhead Termination Fee or an expense reimbursement fee of $20 million in the event that the Arrangement Agreement is terminated in certain circumstances;

(r) the likelihood that the conditions to completion of the Arrangement will be satisfied prior to the Outside Date; and

(s) for the Arrangement to proceed, the Arrangement Resolution must be approved by: (i) at least 66⅔% of the votes cast by Shareholders, present in person or represented by proxy at the Meeting; (ii) a simple majority of the votes cast by Shareholders present in person or represented by proxy at the Meeting after excluding the votes cast by Persons whose votes may not be included in determining minority approval of a "business combination" pursuant to MI 61-101, being the votes cast with respect to the Common Shares beneficially owned or over which control or direction is exercised by one executive officer of the Corporation; and (iii) the Arrangement must be approved by the Court, which will consider, among other things, the fairness of the terms and conditions of the Arrangement.

Special Committee and Hammerhead Board Review

During the course of its deliberations and in arriving at its decision to enter into the Arrangement Agreement, the Special Committee, Peters & Co. and the Special Committee's legal counsel met formally and informally a number of times and the Hammerhead Board, CIBC, Peters & Co., the Corporation's legal counsel and the Special Committee's legal counsel, each met formally and informally a number of times to review, consider and discuss numerous factors in connection with the proposed Arrangement, including but not limited to:

(a) information concerning the business, operations, property, assets, financial condition, operating results and prospects of the Corporation and Crescent Point;

(b) historical information regarding the trading prices and volumes of the Common Shares and CPG Shares;

(c) industry forecasts regarding the prices and price trends of oil, natural gas and natural gas liquids;

(d) current and prospective industry, economic and market conditions and trends affecting the Corporation and Crescent Point;

(e) the likelihood of completion, given the limited number of conditions necessary for the completion of the Arrangement;

(f) the Peters & Co. Fairness Opinion delivered to the Special Committee (see "The Arrangement - Financial Advisors and Fairness Opinions - Peters & Co. Fairness Opinion");

(g) the CIBC Fairness Opinion delivered to the Hammerhead Board (see "The Arrangement - Financial Advisors and Fairness Opinions - CIBC Fairness Opinion");

(h) the expected benefits of the Arrangement;

(i) the risks and possible benefits associated with pursuing alternatives to the Arrangement, including pursuing the Corporation's business plan and developing on a standalone basis and operating all or a portion of its current assets having regard to the current and prospective industry, economic, commodity and other market conditions and trends affecting the Corporation;

(j) the other alternatives that had been investigated by the Corporation and the risks and possible benefits of pursuing such alternatives instead of the Arrangement; and

(k) the risks associated with completion of the Arrangement.

In its review of the proposed terms of the Arrangement, the Special Committee and the Hammerhead Board also considered a number of elements of the transaction that provide protection to Shareholders:

(a) the Arrangement Resolution must be approved by at least 66⅔% of the votes cast by Shareholders, present in person or represented by proxy at the Meeting, and a simple majority of the votes cast by Shareholders present in person or represented by proxy at the Meeting after excluding the votes cast by Persons whose votes may not be included in determining minority approval of a "business combination" pursuant to MI 61-101, being the votes cast with respect to the Common Shares beneficially owned or over which control or direction is exercised by one executive officer of the Corporation;

(b) the Arrangement Agreement was the result of a comprehensive arms-length negotiation process and was undertaken with the support of CIBC, Peters & Co. and the Corporation's and the Special Committee's legal counsel, and those negotiations resulted in terms and conditions that are reasonable in the judgment of the Special Committee and the Hammerhead Board;

(c) the Arrangement will only become effective if, after hearing from all interested Persons who choose to appear before it, the Court determines that the Arrangement is fair to the Shareholders;

(d) the ability of Hammerhead to terminate the Arrangement Agreement and receive the Hammerhead Termination Fee or an expense reimbursement fee of $20 million from Crescent Point, in certain circumstances;

(e) under the Arrangement Agreement, the Hammerhead Board retains the ability to consider and respond to Superior Proposals on the specific terms and conditions set forth in the Arrangement Agreement;

(f) the Arrangement is not subject to a financing condition; and

(g) registered Shareholders will be granted Dissent Rights with respect to the Arrangement and receive the fair value of their Common Shares through a Court proceeding in which the Court could determine that the fair value is more than, equal to, or less than the Consideration.

The Special Committee and the Hammerhead Board also considered a number of uncertainties, risks and other potential negative factors associated with the Arrangement, including the following:

(a) the risks and costs to the Corporation if the Arrangement is not completed, including the potential diversion of management and employee attention, potential employee attrition and the potential effect on business and stakeholder relationships;

(b) the restrictions on the conduct of the Corporation's business prior to the completion of the Arrangement, requiring the Corporation to conduct its business in the Ordinary Course, subject to specific exceptions, which may delay or prevent the Corporation from undertaking business opportunities that may arise pending completion of the Arrangement;

(c) the fees and expenses associated with the Arrangement, a significant portion of which will be incurred regardless of whether the Arrangement is consummated;

(d) the provisions of the Arrangement Agreement that restrict Hammerhead's ability to solicit possible Superior Proposals and the required payment by Hammerhead of the Crescent Point Termination Fee in the event of the termination of the Arrangement Agreement under specified circumstances described under "The Arrangement - The Arrangement Agreement - Termination Fee - Crescent Point Termination Fee";

(e) the risks associated with the effects of general competitive, economic, political and market conditions and fluctuations on the Corporation and Crescent Point; and

(f) various other risks which are described under the "Risk Factors" section.

The foregoing summary of what was considered by the Special Committee and the Hammerhead Board is not intended to be exhaustive of all the factors that were considered in arriving at a conclusion of the Special Committee and the Hammerhead Board to enter into the Arrangement Agreement. Members of the Special Committee and the Hammerhead Board used their own knowledge and understanding of the business, financial conditions, and prospects of the Corporation along with the assistance of Hammerhead management, CIBC, Peters & Co. and the Special Committee and legal advisors, as applicable, in their evaluation of the Arrangement. Given the numerous factors that were considered in connection with evaluating the Arrangement, it is not practical to quantify or assign relative weight to specific facts relied upon by the Special Committee and the Hammerhead Board in reaching its conclusions and recommendations. In addition, individual members of the Special Committee and the Hammerhead Board may have given different weight to different factors. The conclusions and recommendations of the Special Committee and the Hammerhead Board were arrived at after giving consideration to the totality of the information and factors involved.

Financial Advisors and Fairness Opinions

Peters & Co. Fairness Opinion

In connection with its evaluation of the Arrangement, the Special Committee received and considered, among other things, the Peters & Co. Fairness Opinion. Pursuant to the Peters & Co. Engagement Letter, Peters & Co. was retained to provide certain financial advisory services to the Special Committee, including but not limited to, the potential preparation and provision of a fairness opinion to the Special Committee.

At a meeting of the Special Committee to consider the Arrangement on November 5, 2023, Peters & Co. verbally delivered its opinion to the Special Committee (subject to reconfirmation), which was verbally reconfirmed on November 6, 2023 and subsequently confirmed in writing, to the effect that, as of the date of the Peters & Co. Fairness Opinion, and subject to the assumptions, limitations, qualifications and other matters stated in the Peters & Co. Fairness Opinion, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders.

The full text of the Peters & Co. Fairness Opinion which sets forth, among other things, assumptions made, information reviewed, matters considered and limitations on the scope of the review undertaken in rendering the Peters & Co. Fairness Opinion, is attached as Appendix E to this Information Circular. The Peters & Co. Fairness Opinion addresses the fairness, from a financial point of view, of the Consideration to be received by the Shareholders pursuant to the Arrangement and does not address any other aspect of the Arrangement or any related transaction, including any legal, tax or regulatory aspects of the Arrangement that may be relevant to Hammerhead or the Shareholders. Peters & Co. provided the Peters & Co. Fairness Opinion to the Special Committee for their exclusive use only in consideration of the Arrangement. The Peters & Co. Fairness Opinion may not be relied upon by any other Person or in any other circumstance. The Peters & Co. Fairness Opinion does not address the relative merits of the Arrangement as compared to any other strategic alternatives that may be available to Hammerhead. The Peters & Co. Fairness Opinion does not constitute a recommendation to any Shareholder as to how such Shareholder should act or vote on any matters relating to the Arrangement.

Peters & Co. acts as a trader and dealer, both as principal and as agent, in major financial markets and as such has had, or may have, positions in the securities of Hammerhead and/or Crescent Point from time to time and has executed, or may execute, transactions in the securities of Hammerhead and/or Crescent Point for which it receives compensation. In addition, as an investment dealer, Peters & Co. conducts research on securities and may, in the ordinary course of its business, be expected to provide investment advice to its clients on investment matters, including in respect of the securities of Hammerhead, Crescent Point and/or the Arrangement. There are no understandings, agreements or commitments between Peters & Co. and Hammerhead or Crescent Point with respect to future business dealings. However, in the course of the past two years prior to delivery of the Peters & Co. Fairness Opinion, Peters & Co. has, with respect to Hammerhead, acted as financial advisor to Hammerhead in connection with the SPAC Transaction, which closed in February 2023.

Neither Peters & Co. nor any of its affiliates or associates is an insider, associate or affiliate (as those terms are defined in the Securities Act) of Hammerhead or Crescent Point. Neither Peters & Co. nor any of its affiliates is acting as an advisor to Hammerhead or Crescent Point in connection with any matter, other than acting as a financial advisor to the Special Committee pursuant to the Peters & Co. Engagement Letter. Further, subsequent to providing the Peters & Co. Fairness Opinion, Peters & Co. was invited to act as a member of the underwriting syndicate for the Equity Financing and accepted.

The terms of the Peters & Co. Engagement Letter provide that Peters & Co. will be paid a fixed fee for rendering the Peters & Co. Fairness Opinion (which is not conditional on the completion of the Arrangement). Peters & Co. will also be paid a transaction fee, which is payable on the successful completion of the Arrangement. In addition, Hammerhead has agreed to indemnify Peters & Co. for certain liabilities which may be incurred by it in connection with the use of the Peters & Co. Fairness Opinion by Hammerhead and the Special Committee and to reimburse Peters & Co. for certain out-of-pocket expenses in connection with its engagement.

Shareholders are urged to read the Peters & Co. Fairness Opinion in its entirety. This summary of the Peters & Co. Fairness Opinion is qualified in its entirety by the full text of such opinion.

CIBC Fairness Opinion

In connection with the evaluation of the Arrangement, the Hammerhead Board received and considered, among other things, the CIBC Fairness Opinion. Pursuant to the CIBC Engagement Letter, CIBC was retained to provide financial advice and various advisory services to Hammerhead, including providing an opinion to the Hammerhead Board.

At a meeting of the delegates of the Hammerhead Board to consider the Arrangement on November 6, 2023, CIBC verbally delivered its opinion, which was subsequently confirmed in writing, to the Hammerhead Board, to the effect that, as of the date thereof, and subject to the assumptions, limitations, qualifications and other matters stated in the CIBC Fairness Opinion, the Consideration to be received by the Shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view, to the Shareholders.

The full text of the CIBC Fairness Opinion which sets forth, among other things, assumptions made, information reviewed, matters considered and limitations on the scope of the review undertaken in rendering the CIBC Fairness Opinion, is attached as Appendix D to this Information Circular. The summary of the CIBC Fairness Opinion in this Information Circular is qualified in its entirety by reference to the full text of the CIBC Fairness Opinion. The CIBC Fairness Opinion addresses the fairness, from a financial point of view, of the Consideration to be received by the Shareholders pursuant to the Arrangement Agreement and does not address any other aspect of the Arrangement or any related transaction, including any legal, tax or regulatory aspects of the Arrangement that may be relevant to Hammerhead or the Shareholders. CIBC provided the CIBC Fairness Opinion to the Hammerhead Board for their exclusive use only in consideration of the Arrangement. The CIBC Fairness Opinion may not be relied upon by any other Person or in any other circumstance. The CIBC Fairness Opinion does not address the relative merits of the Arrangement as compared to any other strategic alternatives that may be available to Hammerhead. The CIBC Fairness Opinion does not constitute a recommendation to any Shareholder as to how such Shareholder should act or vote on any matters relating to the Arrangement. The CIBC Fairness Opinion was one of a number of factors taken into consideration by the Hammerhead Board in making their unanimous determination that the Arrangement is fair, from a financial point of view, to the Shareholders and is in the best interests of Hammerhead and to recommend that the Shareholders accept the Arrangement.

In the ordinary course of its business and unrelated to the Arrangement, CIBC or an affiliate thereof: (a) is a lead lender in Hammerhead's credit facility; (b) is a member of the lending syndicate providing credit facilities to Crescent Point; (c) has acted as an underwriter to obtain financing in the equity capital markets and/or debt capital markets for Hammerhead and Crescent Point; and (d) may provide foreign exchange, equity derivative, interest rate and/or commodity hedging services to Hammerhead and Crescent Point. As part of the Arrangement, CIBC or an affiliate thereof: (a) is participating as a co-manager in the Equity Financing; (b) may be requested by Crescent Point to participate as a member of a lending syndicate providing a term loan facility to Crescent Point to finance the Arrangement; and (c) assisted Riverstone to structure a transaction contingent foreign currency hedge to convert from CAD to USD in respect of the Cash Consideration to be received by Riverstone pursuant to the Arrangement.

The terms of the CIBC Engagement Letter provide that CIBC will be paid a fixed fee for rendering the CIBC Fairness Opinion that is not contingent upon the completion of the Arrangement or any alternative transaction and will be paid an additional fee that is contingent upon the completion of the Arrangement or any alternative transaction. Hammerhead has also agreed to reimburse CIBC for its reasonable out-of-pocket expenses and to indemnify CIBC in respect of certain liabilities that might arise out of its engagement.

Shareholders are urged to read the CIBC Fairness Opinion in its entirety. This summary of the CIBC Fairness Opinion is qualified in its entirety by the full text of such opinion.

Voting Agreements

The following is a summary of certain provisions of the Voting Agreements and is qualified in its entirety by the full text of the forms of such agreements, copies of which have been filed and are available on Hammerhead's SEDAR Plus issuer profile at www.sedarplus.ca. Shareholders are urged to read the forms of the Voting Agreements in their entirety.

On November 6, 2023, concurrently with the execution of the Arrangement Agreement, the Supporting Shareholders (which includes: (a) Riverstone; and (b) each director and officer of Hammerhead; then holding an aggregate of 79,001,757 Common Shares, 1,014,600 Equity Incentive Awards, 382,851 Legacy Options and 2,769,642 Legacy RSUs (or approximately 82.4%, 52.4%, 62.1% and 57.0% of the currently issued and outstanding Common Shares (on a non-diluted basis), Equity Incentive Awards, Legacy Options and Legacy RSUs, respectively)) entered into the Voting Agreements with Crescent Point pursuant to which they have agreed to, among other things, vote their Common Shares in favour of the Arrangement Resolution and, insofar as they are Incentive Holders, consent to the Arrangement. As further detailed below, under its Voting Agreement, Riverstone has agreed to, until the termination of its Voting Agreement (which could extend to March 31, 2024, as set forth in greater detail below), to vote (or cause to be voted) its Common Shares in favour of the approval of the Arrangement Resolution and the transactions contemplated in the Arrangement Agreement, and any other matter necessary for the consummation of the Arrangement. Riverstone's Voting Agreement also requires Riverstone to vote against: (i) any Acquisition Proposal involving Hammerhead or any Subsidiary of Hammerhead; (ii) any action, agreement, transaction or proposal that would result in a breach of any representation, warranty, covenant, agreement or other obligation of Riverstone under its Voting Agreement; and/or (iii) any matter that could reasonably be expected to delay, prevent, impede or frustrate the successful completion of the Arrangement or any of the transactions contemplated by the Arrangement Agreement. Riverstone holds approximately 81.5% of the Common Shares (on a non-diluted basis).

The Voting Agreements set forth, among other things, the agreement of such Supporting Shareholders: (a) to vote their Common Shares in favour of the Arrangement Resolution and the transactions contemplated in the Arrangement Agreement, and any other matter necessary for the consummation of the Arrangement, and, insofar as they are Incentive Holders, consent to the Arrangement; (b) to vote against: (i) any Acquisition Proposal involving Hammerhead or any Subsidiary of Hammerhead, (ii) any action, agreement, transaction or proposal that would result in a breach of any representation, warranty, covenant, agreement or other obligation of the Supporting Shareholder under the Voting Agreement, and/or (iii) any matter that could reasonably be expected to delay, prevent, impede or frustrate the successful completion of the Arrangement or any of the transactions contemplated by the Arrangement Agreement; (c) not to, directly or indirectly, solicit proxies or become a participant in a solicitation in opposition to or competition with Crescent Point's proposed purchase of the Common Shares as contemplated by the Arrangement; (d) to immediately cease and terminate and cause to be terminated any solicitation, encouragement, discussion or negotiation or other activities commenced prior to the Agreement Date with any Person (other than Crescent Point or an Affiliate thereof) with respect to any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute or lead to, an Acquisition Proposal; (e) not to, subject to certain exceptions as set forth in the Voting Agreement, directly or indirectly, sell, transfer, assign, grant a participation interest in, option, pledge, hypothecate, grant a security interest in, or otherwise convey or encumber, or enter into any forward sale, short sale, repurchase agreement, option or other arrangement or monetization transaction with respect to any of the Supporting Shareholder's Common Shares or Incentives, or any right or interest therein (legal or equitable) to any Person or group of Persons, or agree to do any of the foregoing, other than pursuant to the Arrangement; (f) not to, directly or indirectly, grant or agree to grant any proxies, legal appointment or power of attorney or other right to vote the Supporting Shareholder's Common Shares or Incentives, or deposit any such Common Shares into any voting trust or enter into any voting arrangement, voting trust, vote pooling or other agreement, whether by proxy, legal appointment or otherwise, with respect to the right to vote, call meetings of the Shareholders or give consents or approval of any kind with respect to such Common Shares, other than pursuant to the Arrangement Agreement; (g) not to contest in any way the approval of the Arrangement by any Governmental Authority or take any other action of any kind, directly or indirectly, which might reasonably be regarded to materially reduce the success of, or delay or interfere with the completion of the transactions contemplated by the Arrangement Agreement, unless otherwise directed by Crescent Point or Hammerhead in writing; (h) not to exercise any rights of appraisal or Dissent Rights that the Supporting Shareholder may have under applicable Laws or otherwise in connection with the Arrangement or the transactions contemplated by the Arrangement Agreement; and (i) not to take any action or make any public statement which would prevent, delay, impede, interfere with or materially adversely affect the timely consummation of the Arrangement or any other transaction contemplated by the Arrangement Agreement.

Each such Voting Agreement provides that it will terminate and be of no further force or effect upon the earliest to occur of:

(a) the mutual agreement in writing of Crescent Point and the Supporting Shareholder;

(b) written notice by the Supporting Shareholder to Crescent Point if: (i) subject to Section 4.2 of the Voting Agreements, any representation or warranty of Crescent Point under the Voting Agreements is untrue or incorrect in any material respect; (ii) subject to Section 4.2 of the Voting Agreements, Crescent Point has not complied in any material respect with its covenants contained therein; or (iii) without the prior written consent of the Supporting Shareholder: (A) the Arrangement Agreement is amended or varied to impose additional conditions to the completion of the Arrangement; (B) there is a decrease in the consideration to be paid for the Common Shares; (C) there is a decrease in the aggregate amount of Cash Consideration to be paid for the Common Shares; or (D) the Arrangement Agreement, the Arrangement or the terms of the Arrangement Agreement are amended or varied in a manner that is adverse to the Supporting Shareholder;

(c) written notice by Crescent Point to the Supporting Shareholder if: (i) subject to Section 4.2 of the Voting Agreements, any representation or warranty of the Supporting Shareholder under such Supporting Shareholder's Voting Agreement is untrue or incorrect in any material respect; or (ii) subject to Section 4.2 of the Voting Agreements, the Supporting Shareholder has not complied in any material respect with its covenants contained in such Supporting Shareholder's Voting Agreement;

(d) the Effective Time; and

(e) the termination of the Arrangement Agreement in accordance with its terms, except that, in the case of Riverstone's Voting Agreement, such Voting Agreement shall continue in full force and effect until March 31, 2024 if such Arrangement Agreement is terminated pursuant to: (i) Section 7.2(a)(ii)(D) of the Arrangement Agreement in connection with a Superior Proposal; (ii) Section 7.2(a)(iv)(B) of the Arrangement Agreement in connection with a Hammerhead Change in Recommendation; or (iii) Section 7.2(a)(iv)(A) of the Arrangement Agreement due to a wilful or intentional breach of one or more covenants of Hammerhead contained in the Arrangement Agreement.

If a Voting Agreement is terminated in accordance with Article 4 of the Voting Agreement, the provisions of the Voting Agreement will become void, subject to the survival of certain provisions therein, and no party to such Voting Agreement shall have liability to any other party thereto and the Supporting Shareholder shall be entitled to withdraw any form of proxy, voting instruction form, legal appointment or power of attorney which it may have given with respect of its Common Shares and/or Incentives, as applicable, provided that neither the termination of the Voting Agreement nor anything contained in Article 4 of the Voting Agreement will relieve a party thereto from any liability for any breach by it of the Voting Agreement, including from any inaccuracy in its representations and warranties and any non-performance by it of its covenants made therein, prior to the termination of the Voting Agreement in accordance with its terms.

Under its Voting Agreement, Riverstone has further agreed that if and only if the Equity Financing has closed, Riverstone shall deliver to Crescent Point prior to the Effective Date a lock-up agreement, effective as of the Effective Date, pursuant to which Riverstone will agree that upon the closing of the Arrangement, it will hold 50% of the CPG Shares it receives pursuant to the Arrangement for a period of at least three months following the Effective Date and hold the remaining 50% of the CPG Shares that it receives pursuant to the Arrangement for a period of at least six months following the Effective Date, subject to the provisions of such lock-up agreement.

Procedure for the Arrangement to Become Effective

Procedural Steps

The Arrangement is proposed to be carried out pursuant to Section 193 of the ABCA. The following procedural steps must be taken for the Arrangement to become effective:

(a) the Arrangement Resolution must, subject to further order of the Court, be approved by: (i) at least 66⅔% of the votes cast by Shareholders present in person or represented by proxy at the Meeting; and (ii) a simple majority of the votes cast by Shareholders present in person or represented by proxy at the Meeting after excluding the votes cast by Persons whose votes may not be included in determining minority approval of a "business combination" pursuant to MI 61-101, being the votes cast with respect to the Common Shares beneficially owned or over which control or direction is exercised by one executive officer of the Corporation;

(b) the Final Order shall have been obtained on terms consistent with the Arrangement Agreement and the Arrangement must be approved by the Court pursuant to the Final Order;

(c) Crescent Point shall have obtained the Exchange Approvals;

(d) all conditions precedent to the Arrangement, including those set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate parties; and

(e) the Final Order, the Articles of Arrangement and related documents, in the form prescribed by the ABCA, must be filed with the Registrar.

There is no assurance that the conditions set out in the Arrangement Agreement will be satisfied or waived on a timely basis or at all.

Upon the conditions precedent set forth in the Arrangement Agreement being satisfied or waived, Hammerhead intends to file a copy of the Final Order and the Articles of Arrangement with the Registrar under the ABCA, together with such other materials as may be required by the Registrar in order to give effect to the Arrangement.

Shareholder Approval

The Arrangement Resolution, subject to further order of the Court, the full text of which is set forth in Appendix A to this Information Circular, must be approved by: (a) at least 66⅔% of the votes cast by Shareholders present in person or represented by proxy at the Meeting; and (b) a simple majority of the votes cast by Shareholders present in person or represented by proxy at the Meeting after excluding the votes cast by Persons whose votes may not be included in determining minority approval of a "business combination" pursuant to MI 61-101, being the votes cast with respect to the Common Shares beneficially owned or over which control or direction is exercised by one executive officer of the Corporation. If the Arrangement Resolution is not approved by the Shareholders, the Arrangement cannot be completed. See "The Arrangement - Securities Law Matters - Canada - MI 61-101".

Unless otherwise directed, it is the intention of the Persons named in the enclosed form of proxy (or voting instruction form, as applicable), if not expressly directed to the contrary in such form of proxy, to vote such proxy "FOR" the Arrangement Resolution set forth in Appendix A to this Information Circular.

Notwithstanding the foregoing, the Arrangement Resolution proposed for consideration by the Shareholders authorizes the Hammerhead Board, without further notice to or approval of Shareholders, to amend the Arrangement Agreement or the Plan of Arrangement (to the extent permitted by the Arrangement Agreement or the Plan of Arrangement) and, subject to the terms of the Arrangement Agreement, to not proceed with the Arrangement. See Appendix A to this Information Circular for the full text of the Arrangement Resolution.

Court Approvals

Interim Order

On November 17, 2023, the Court granted the Interim Order facilitating the calling of the Meeting and prescribing the conduct of the Meeting. The Interim Order is attached as Appendix C to this Information Circular.

Final Order

The ABCA provides that a plan of arrangement requires Court approval. Subject to the terms of the Arrangement Agreement and the approval of the Arrangement Resolution by Shareholders at the Meeting in the manner required by the Interim Order, Hammerhead will make an application to the Court for the Final Order.

The application for the Final Order approving the Arrangement is scheduled for December 20, 2023 at 2:00 p.m. (Calgary time), or as soon thereafter as counsel may be heard, at the Court of King's Bench of Alberta, Calgary Courts Centre, 601 - 5th Street S.W., Calgary, Alberta, Canada, or via video conference if necessary. Any Shareholder, Incentive Holder or other interested party desiring to support or oppose the application with respect to the Arrangement, may appear at the time of the hearing in person or by counsel for that purpose provided such Shareholder, Incentive Holder or other interested party files with the Court and serves upon Hammerhead on or before 5:00 p.m. (Calgary time) on December 13, 2023 (or the Business Day that is five Business Days prior to the date of the Meeting if it is not held on December 20, 2023), a notice of intention to appear setting out such Shareholder's, Incentive Holder's or interested party's address for service and indicating whether such Shareholder, Incentive Holder or interested party intends to support or oppose the application or make submissions, together with a summary of the position such Person intends to advocate before the Court, and any evidence or materials which are to be presented to the Court. Service of such notice on Hammerhead is required to be effected by service upon the solicitors for Hammerhead: Burnet, Duckworth & Palmer LLP, Suite 2400, 525 - 8th Avenue S.W., Calgary, Alberta, T2P 1G1, Attention: Craig O. Alcock. See "Notice of Application".

Prior to the hearing on the Final Order, the Court will be informed that the Parties intend to rely on the exemption from the registration requirement under the U.S. Securities Act for the issuance of CPG Shares as the Share Consideration to Shareholders and Incentive Holders, provided by Section 3(a)(10) thereof on the basis of the Final Order.

Key Regulatory Approvals

The Arrangement Agreement provides that receipt of the Key Regulatory Approvals, which consist of the Competition Act Approval and the Exchange Approvals, is a condition precedent to the Arrangement becoming effective. See "The Arrangement - The Arrangement Agreement - Conditions Precedent to the Arrangement - Mutual Conditions Precedents".

Competition Act Approval

Part IX of the Competition Act requires that the parties to certain classes of transactions that exceed the thresholds set out in sections 109 and 110 of the Competition Act (a "Notifiable Transaction") each provide the Commissioner with prescribed information pursuant to Part IX of the Competition Act ("Notifications") in respect of such transaction. Subject to certain exemptions, a Notifiable Transaction may not be completed until the parties to the transaction have filed Notifications and the applicable waiting period under Section 123 of the Competition Act has expired or has been terminated by the Commissioner, or the Commissioner has waived the parties' obligation to provide Notifications pursuant to Section 113(c) of the Competition Act. Where Notifications are made, the waiting period is 30 calendar days after the day on which the parties to the transaction have each submitted their respective Notifications, provided that, before the expiry of this period, the Commissioner has not notified the parties that he requires additional information that is relevant to his assessment of the transaction pursuant to subsection 114(2) of the Competition Act (a "Supplementary Information Request"). If the Commissioner provides the parties with a Supplementary Information Request, the waiting period is extended until 30 calendar days after compliance with such Supplementary Information Request, at which time the parties are entitled to complete the transaction provided that there is no order in effect prohibiting completion at the relevant time.

Alternatively, or in addition to filing Notifications, parties to a Notifiable Transaction may apply to the Commissioner for an ARC under subsection 102(1) of the Competition Act in respect of the transaction or in the alternative a No Action Letter. Transactions for which an ARC has been issued are exempt from the notification requirements of Part IX of the Competition Act. Parties who apply for an ARC and do not also file Notifications will typically also request alternatively in their application a No Action Letter and a waiver of the obligation to notify the transaction pursuant to Section 113(c) of the Competition Act.

The Commissioner may, upon application by the parties to a Notifiable Transaction, issue an ARC where the Commissioner is satisfied that he would not have sufficient grounds on which to apply to the Competition Tribunal (the "Tribunal") for an order under Section 92 of the Competition Act. If the transaction to which the ARC relates is substantially completed within one year after the ARC is issued, the Commissioner cannot seek an order of the Tribunal under Section 92 of the Competition Act in respect of the transaction solely on the basis of information that is the same or substantially the same as the information on the basis of which the ARC was issued. Where the Commissioner declines to issue an ARC, he may instead issue a No Action Letter confirming that he does not, at that time, intend to make an application under Section 92 of the Competition Act.

Whether or not a transaction is a Notifiable Transaction, the Commissioner may apply to the Tribunal for a remedial order under Section 92 of the Competition Act at any time before the transaction has been completed or, if completed, for up to one year after it has been substantially completed, if the Commissioner is of the view that the transaction prevents or lessens, or is likely to prevent or lessen competition substantially, provided that, subject to certain exceptions, the Commissioner has not issued an ARC in respect of the transaction. The Commissioner may also apply to the Tribunal under Sections 100 and 104 of the Competition Act for an injunction to delay closing of the transaction pending the Tribunal's determination of the Commissioner's application for a remedial order. On application by the Commissioner under Section 92 of the Competition Act, the Tribunal may, where it finds that a transaction prevents or lessens, or is likely to prevent or lessen, competition substantially, order that the transaction not proceed or, if completed, order its dissolution or the disposition of assets or shares involved in such transaction; in addition to, or in lieu thereof, with the consent of the person against whom the order is directed and the Commissioner, the Tribunal may order a person to take any other action.

The Arrangement is a Notifiable Transaction for the purposes of Part IX of the Competition Act. Completion of the Arrangement is subject to the condition that either: (a) the Commissioner shall have issued an ARC; or (b) both (i) the applicable waiting period under Section 123 of the Competition Act shall have expired or been terminated or the obligation to notify and supply information in accordance with Part IX of the Competition Act shall have been waived by the Commissioner under subsection 113(c) of the Competition Act; and (ii) the Commissioner shall have issued a No Action Letter to Crescent Point and any terms and conditions of such No Action Letter are acceptable to Crescent Point, acting reasonably.

On November 7, 2023, Hammerhead and Crescent Point jointly requested that the Commissioner issue an ARC under Section 102 of the Competition Act or, alternatively, a No Action Letter and a waiver of the obligation to notify pursuant to Section 113(c) of the Competition Act in respect of the Arrangement and on November 15, 2023, the Commissioner issued an ARC in respect of the Arrangement.

 Exchange Approvals

It is a mutual condition to completion of the Arrangement that Crescent Point obtain the Exchange Approvals, being the approvals of the TSX and the NYSE for the listing of the CPG Shares to be issued to Shareholders in connection with the Arrangement as the Share Consideration, subject to customary conditions. The TSX has conditionally approved listing of the CPG Shares to be issued to Shareholders pursuant to the Arrangement. Listing is subject to Crescent Point fulfilling all of the listing requirements of the TSX.

Incentives

Notwithstanding the terms of any of the Incentive Plans, any resolutions of the Hammerhead Board or any agreement, certificate or other instrument granting or confirming the grant of any Incentives, each Incentive (whether vested or unvested) outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, without further action by or on behalf of the holder of such Incentive, fully and unconditionally vested and exercisable, and shall be exercised, surrendered and/or transferred in accordance with the Plan of Arrangement.

Pursuant to the Arrangement Agreement, Hammerhead has delivered to Crescent Point agreements consenting to the Arrangement executed by Incentive Holders (other than those who have executed Voting Agreements) holding, together with the directors and officers who have entered into Voting Agreements, not less than 66⅔% of each of the issued and outstanding Equity Incentive Awards, Legacy Options and Legacy RSUs.

The Incentive Plans and the Incentives shall be terminated in accordance with the Plan of Arrangement.

See "The Arrangement - Arrangement Steps".

The Arrangement Agreement

The following is a summary of the material terms of the Arrangement Agreement and the Plan of Arrangement and is subject to, and qualified in its entirety by, the full text of the Arrangement Agreement and the Plan of Arrangement which are attached to this Information Circular as Appendix B and Appendix A to Appendix B, respectively. Shareholders are urged to read the Arrangement Agreement and the Plan of Arrangement in their entirety.

Summary of the Arrangement

Pursuant to the Arrangement Agreement, it was agreed that the Arrangement will be implemented by way of a Court-approved plan of arrangement under the ABCA pursuant to the terms of the Arrangement Agreement. The Arrangement Agreement provides for the implementation of the Plan of Arrangement pursuant to which, among other things Shareholders (other than Dissenting Shareholders) will receive the Consideration. See also "The Arrangement - Incentives".

The Arrangement Resolution, subject to further order of the Court, the full text of which is set forth in Appendix A to this Information Circular, must be approved by: (a) at least 66⅔% of the votes cast by Shareholders present in person or represented by proxy at the Meeting; and (b) a simple majority of the votes cast by Shareholders present in person or represented by proxy at the Meeting after excluding the votes cast by Persons whose votes may not be included in determining minority approval of a "business combination" pursuant to MI 61-101, being the votes cast with respect to the Common Shares beneficially owned or over which control or direction is exercised by one executive officer of the Corporation. If the Arrangement Resolution is not approved by the Shareholders, the Arrangement cannot be completed. See "The Arrangement - Securities Law Matters - Canada - MI 61-101".

Effective Date of the Arrangement

After obtaining the approval of the Shareholders, upon the other conditions in the Arrangement Agreement being satisfied or, where applicable, waived, and upon the Final Order being granted, Hammerhead will file the Articles of Arrangement with the Registrar. Pursuant to Section 193(12) of the ABCA, the Arrangement becomes effective on the date the Articles of Arrangement are filed. Currently it is anticipated that the Effective Date will be on or around December 21, 2023. It is not possible, however, to state with certainty when the Effective Date will occur. The Effective Date could be earlier than anticipated or could be delayed for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order.

Representations and Warranties

The Arrangement Agreement contains customary representations and warranties, some of which are qualified by Material Adverse Effect, made by each of Hammerhead and Crescent Point, as applicable. The statements embodied in those representations and warranties were made solely for purposes of the Arrangement Agreement among Hammerhead and Crescent Point and are subject to important qualifications and limitations agreed to by Hammerhead and Crescent Point in connection with negotiating its terms.

The Arrangement Agreement contains certain representations and warranties of Hammerhead relating to the following: incorporation and corporate power of the Corporation; incorporation and corporate power of Subsidiaries; corporate authorizations; Hammerhead Board approval; no conflict with Authorizations, Laws, etc.; Regulatory Approvals; consents; no conflict with Material Contracts (as defined in the Arrangement Agreement); execution and binding obligation; capitalization; Hammerhead Subsidiaries; qualification; shareholders and similar agreements; Securities Law matters; public disclosure; U.S. Securities Law matters; transfer agent; financial statements and records; disclosure controls and internal controls over financial reporting; auditors; audit committee; corporate records; no undisclosed liabilities; absence of certain changes or events; related party transactions; compliance with Law; restrictions on conduct of business; business authorizations; sufficiency of assets; no options, etc.; owned real property; leases and leased real property; Material Contracts; intellectual property; information technology; insurance; litigation; Taxes; title to oil and gas assets; the Hammerhead Reserves Report; processing and transportation commitments; royalties, rentals and Taxes paid; receipt of revenues; seismic; outstanding authorizations for expenditures; tangible property; no areas of mutual interest; take or pay and offset obligations; swaps; joint venture or royalty audits; production allowables; production penalties; leases and title documents; environmental matters; employee matters; employee benefit plans; Privacy Laws; anti-spam Laws; Sanctions, AML and Anti-Corruption Laws; brokers; the Peters & Co. Fairness Opinion and the CIBC Fairness Opinion; the Crescent Point Termination Fee; net debt; and Executive Severance and Transaction Costs.

The Arrangement Agreement contains certain representations and warranties of Crescent Point relating to the following: incorporation and corporate power of Crescent Point; corporate authorizations; no conflict with Authorizations, Laws, etc.; Regulatory Approvals; no conflict with Material Contracts; execution and binding obligation; capitalization; Securities Law matters; public disclosure; U.S. Securities Law matters; financial statements; disclosure controls and internal controls over financial reporting; auditors; no undisclosed liabilities; absence of certain changes or events; litigation; funds available; evidence of the Debt Financing; security ownership; Investment Canada Act (Canada) matters; and significant acquisition.

Covenants of the Parties

Hammerhead and Crescent Point have agreed to undertake certain covenants between the Agreement Date and the completion of the Arrangement. A brief summary of certain of those covenants is provided in this subsection.

Conduct of Business of Hammerhead

(a) During the period from the Agreement Date until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated, except:

(i) with the express written consent of Crescent Point (which consent shall not be unreasonably withheld, conditioned or delayed);

(ii) as required or permitted by the Arrangement Agreement;

(iii) as may be required by Law or a Governmental Authority; or

(iv) as set out in the Hammerhead Disclosure Letter;

Hammerhead shall, and shall cause each of its Subsidiaries to, conduct its business in the Ordinary Course and Hammerhead shall use commercially reasonable efforts to (A) maintain and preserve its and each of its Subsidiaries' business organization, assets, properties, employees, goodwill and business relationships with customers, suppliers, distributors, licensors, partners and other Persons with which Hammerhead or any of its Subsidiaries has business relations, and (B) execute and adhere to its Capital Program, except to the extent that any failure to execute and adhere to its Capital Program is de minimis in nature.

(b) Without limiting the generality of (a), during the period from the Agreement Date until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated, except:

(i) with the express written consent of Crescent Point (which consent shall not be unreasonably withheld, conditioned or delayed);

(ii) as required or permitted by the Arrangement Agreement; or

(iii) as may be required by Law or a Governmental Authority;

Hammerhead shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:

A. amend: (I) the certificates and articles of amalgamation and the by-laws of Hammerhead, or (II) the articles of incorporation, articles of amalgamation, by-laws or other constating documents of any of its Subsidiaries that is a corporation;

B. split, combine, reclassify or amend the terms of any securities of Hammerhead or of any of its Subsidiaries;

C. make, declare, set aside or pay any dividend or other distribution or payment in cash, shares or property (or any combination of the foregoing) on any class of securities of Hammerhead or of any of its Subsidiaries (other than dividends or distributions solely among or between Hammerhead and its Subsidiaries);

D. redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire any securities of Hammerhead or any of its Subsidiaries;

E. enter into any Contract with respect to the voting rights of any Common Shares;

F. issue, grant, deliver, sell, pledge or otherwise encumber, or authorize the issuance, grant, delivery, sale, pledge or other encumbrance of any, securities, or any options, warrants or similar rights exercisable or exchangeable for or convertible into securities of Hammerhead or any of its Subsidiaries, other than pursuant to the exercise of Equity Incentive Awards that are outstanding as of the Agreement Date in accordance with their terms;

G. acquire any Person, business, line of business (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, or make any investment in a Person, directly or indirectly, in one transaction or a series of related transactions, either by purchase of shares or securities, contributions of capital, loan or advance, property transfer or purchase of any property or assets of any Person, except in accordance with the Capital Program;

H. grant or commit to grant an exclusive license or otherwise transfer any IP Rights (as defined in the Arrangement Agreement) of Hammerhead or any of its Subsidiaries;

I. sell, assign, transfer, lease, exclusively license, abandon or permit to lapse, transfer or otherwise dispose of any IP Rights of Hammerhead or any of its Subsidiaries, other than the expiration of any IP Right at the end of its statutory term;

J. reorganize, restructure, recapitalize, amalgamate or merge Hammerhead or any of its Subsidiaries;

K. reduce the stated capital of any class or series of the shares of Hammerhead or any of its Subsidiaries;

L. adopt a plan of liquidation or pass resolutions providing for the liquidation or dissolution of Hammerhead or any of its Subsidiaries;

M. enter into, or resolve to enter into, any agreement that has the effect of creating a joint venture or partnership;

N. enter into any agreement or arrangement that limits or otherwise restricts in any respect Hammerhead or any successor thereto, or that would, after the Effective Time, limit or restrict in any respect Hammerhead or any of its Subsidiaries from competing in any manner;

O. enter into any "related party transaction" within the meaning of MI 61-101, including those exempted from the formal valuation and/or minority approval requirements thereunder;

P. make any capital expenditure or commitment to do so which individually or in the aggregate exceeds the amount set forth in the Capital Program by an amount greater than the amount detailed in the Arrangement Agreement;

Q. other than as disclosed in the Hammerhead Disclosure Letter, (I) take any action inconsistent with past practice relating to the filing of any Tax Return or the withholding, collecting, remitting and payment of any Taxes, (II) make any Tax election (excluding elections made in the Ordinary Course of preparing and filing Tax Returns) or designation, (III) settle or compromise (or offer to settle or compromise) any Tax claim, assessment, reassessment, liability or claim for indemnification with respect to Taxes, (IV) amend any Tax Return, (V) enter into any agreement with a Governmental Authority with respect to Taxes, (VI) enter into or change any Tax sharing, Tax advance pricing agreement, Tax allocation or Tax indemnification agreement, (VII) surrender any right to claim a Tax abatement, reduction, deduction, exemption, credit or refund, (VIII) consent to the extension or waiver of the limitation period applicable to any Tax matter, (IX) amend or change any of its methods of reporting income, deductions or accounting for income Tax purposes, (X) enter into any "reportable transaction" or "notifiable transaction" (within the meaning of subsections 237.3(1) and 237.4(1) of the Tax Act, respectively), (XI) enter into, or voluntarily approach a Tax Authority for the purpose of entering into, a "voluntary disclosure" agreement with a Tax Authority, or (XII) make any "investment" (within the meaning of subsection 212.3(10) of the Tax Act) in a corporation that is not resident in Canada (within the meaning of the Tax Act);

R. take any action or fail to take any action that would, or would reasonably be expected to in the aggregate (I) cause the Tax attributes or assets of Hammerhead or any of its Subsidiaries or the amount of Tax loss carry-forwards of Hammerhead or any of its Subsidiaries to materially and adversely change from what is reflected in the Hammerhead Disclosure Letter, or (II) render such Tax loss carry-forwards unusable (in whole or in part) by any of them or any successor of Hammerhead;

S. (I) enter into any non-arm's length (as such term is used for the purpose of the Tax Act) agreement; (II) amend or agree to amend the terms of any existing non-arm's length agreement; or (III) make any payment with respect to or in connection with a non-arm's length agreement; in each case except as required thereby or pursuant to the terms hereof or waivers of payments that may become due upon a change of control;

T. prepay any long-term indebtedness before its scheduled maturity other than repayments of indebtedness in the Ordinary Course; provided that, no breakage or other costs or penalties are payable in connection with any such prepayment;

U. incur any additional Transaction Costs and Executive Severance such that the aggregate amount of the Transaction Costs and Executive Severance would, as of the Effective Date, exceed the amount disclosed in the Hammerhead Disclosure Letter;

V. enter into, amend, modify, terminate or cancel any Derivative Contract (as defined in the Arrangement Agreement) or similar financial instruments or arrangements;

W. incur any obligation to make any bonus or profit sharing distribution other than bonus obligations and bonus payments for 2023 not exceeding the amount set forth in the Hammerhead Disclosure Letter and paid to the officers and other employees of Hammerhead in accordance with the Hammerhead Disclosure Letter;

X. hire or terminate (other than for cause) the employment of any Hammerhead Employee at the executive officer level or higher or promote any Hammerhead Employee to such level;

Y. (I) increase any severance, change of control or termination pay to (or amend any existing arrangement in relation thereto with) any Hammerhead Employee or any director of Hammerhead or any of its Subsidiaries from the amounts set forth in the Hammerhead Disclosure Letter, (II) increase compensation (including wages, salary and fees), retention or incentive compensation or other benefits payable to any Hammerhead Employee, director of Hammerhead or any of its Subsidiaries, independent contractor or consultant, (III) make any bonus payment or comparable payment to any Hammerhead Employee, director of Hammerhead or any of its Subsidiaries, independent contractor or consultant, (IV) loan or advance money or other property to any Hammerhead Employee or any director of Hammerhead or any of its Subsidiaries, other than bonus payments for the 2023 year, which will not exceed the aggregate amount set forth in the Hammerhead Disclosure Letter and shall be paid to the officers and other employees of Hammerhead in accordance with the Hammerhead Disclosure Letter, (V) establish, adopt, enter into, amend, modify or terminate any Hammerhead Employee Plan (or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Hammerhead Employee Plan if it were in existence on the Agreement Date) or increase or accelerate the timing of any funding obligation, funding contribution or payment of any compensation or benefits under any Hammerhead Employee Plan, or (VI) hire, retain, engage or terminate (for any reason), or enter into any employment, deferred compensation, severance or termination or other similar agreement (or amend any such existing agreement) with any Hammerhead Employee, director of Hammerhead or any of its Subsidiaries, independent contractor or consultant;

Z. enter into any union recognition agreement, collective agreement or similar agreement with any trade union or representative body;

AA. make any change in Hammerhead's methods of accounting, except as required by concurrent changes in IFRS;

BB. commence, waive, release, assign, settle or compromise any Proceeding, or pay administrative fines, in excess of the amount detailed in the Arrangement Agreement individually or the amount detailed in the Arrangement Agreement in the aggregate, or which would reasonably be expected to prevent, delay or otherwise impede the completion of the Arrangement or the other transactions contemplated by the Arrangement Agreement;

CC. fail to timely comply with any Material Contract in any material respect, amend or modify in any respect or terminate or waive any right under any Material Contract, or enter into any contract or agreement that would be a Material Contract if in effect on the Agreement Date;

DD. amend or modify in any respect or terminate or waive any right under any Employee Material Contract (as defined in the Arrangement Agreement), other than as set forth in Section 56 of the Hammerhead Disclosure Letter, or enter into any contract or agreement that would be an Employee Material Contract if in effect on the date hereof;

EE. vary the payment or collection practices of Hammerhead or any of its Subsidiaries in any respect from past practices, offer to discount the amount of any material account receivable, materially delay the payment of any account payable or extend any incentive (whether to an account debtor, an account creditor or any Hammerhead Employee or third party responsible for the collection of receivables or the payment of payables) with respect to any account receivable or account payable or the payment or collection thereof;

FF. amend, modify, terminate, cancel or let lapse any insurance (or re-insurance) policy of Hammerhead or any of its Subsidiaries in effect on the Agreement Date, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the terminated, cancelled or lapsed policies for substantially similar premiums are in full force and effect;

GG. abandon or fail to diligently pursue any application for any Material Authorization (as defined the in the Arrangement Agreement); or

HH. authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

Conduct of Business of Crescent Point

During the period from the Agreement Date until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated Crescent Point shall, and shall cause each of its Subsidiaries to, conduct its business in the Ordinary Course, and Crescent Point shall not, directly or indirectly:

(a) amend its articles of incorporation, articles of amalgamation, by-laws or other constating documents;

(b) split, combine, reclassify or amend the terms of the CPG Shares;

(c) reorganize, restructure, recapitalize, amalgamate or merge Crescent Point;

(d) reduce the stated capital of the CPG Shares;

(e) materially change the business of Crescent Point and its Subsidiaries, taken as a whole;

(f) declare, set aside or pay any dividend, distribution or payment (whether in cash, shares or property) in respect of its securities owned by any Person, except regular quarterly dividends to holders of CPG Shares, in an amount no greater than Crescent Point's most recent quarterly dividend (and for greater certainty, Crescent Point shall not declare or pay any "special dividend" having a record date on or prior to the Effective Date, except for the payment of any "special dividend" declared prior to the Agreement Date);

(g) except for purchases of CPG Shares for cancellation pursuant to Crescent Point's normal course issuer bid, redeem, purchase or otherwise acquire or offer to redeem, purchase or otherwise acquire any of the CPG Shares, other than redemptions or repurchases of the CPG Shares in connection with the administration of equity or employee incentive plans;

(h) adopt a plan of liquidation or pass resolutions providing for the liquidation or dissolution of Crescent Point;

(i) acquire any Person, business, line of business (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, or make any investment in a Person, directly or indirectly, in one transaction or a series of related transactions, either by purchase of shares or securities, contributions of capital, loan or advance, property transfer or purchase of any property or assets of any Person, if such acquisition would be a "material change" in respect of Crescent Point for purposes of Securities Laws or would reasonably be expected to (i) require an amendment or supplement to this Information Circular, (ii) require additional submissions or information provided in connection with the Competition Act Approval, or (iii) prevent or materially delay the consummation of the transactions contemplated by the Arrangement Agreement; or

(j) authorize, agree, resolve or otherwise commit to do any of the foregoing.

Covenants of Hammerhead Regarding the Arrangement

(a) Other than in connection with the Regulatory Approvals, as detailed below, Hammerhead shall perform, and shall cause its Subsidiaries to perform, all obligations required or desirable to be performed by Hammerhead under the Arrangement Agreement, co-operate with Crescent Point in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by the Arrangement Agreement and, without limiting the generality of the foregoing, Hammerhead shall and, where appropriate, shall cause each of its Subsidiaries to:

(i) use commercially reasonable efforts to satisfy all conditions precedent in the Arrangement Agreement, and take all steps set forth in the Interim Order and Final Order applicable to it and comply promptly with all requirements imposed by Law on it or any of its Subsidiaries with respect to the Arrangement Agreement, the Plan of Arrangement or the Arrangement;

(ii) use commercially reasonable efforts to deliver to Crescent Point prior to the application for the Interim Order, agreements consenting to the Arrangement (in a form agreed to by each of Hammerhead and Crescent Point, each acting reasonably) executed by Incentive Holders (other than those who have executed Voting Agreements) holding, together with the directors and officers who have entered into Voting Agreements, not less than 66⅔% of the issued and outstanding: (A) Equity Incentive Awards designated as "Restricted Incentive Awards"; (B) Legacy Options; and (C) Legacy RSUs;

(iii) assist Crescent Point as reasonably requested in obtaining approval of the TSX and the NASDAQ to the de-listing of the Common Shares as soon as reasonably practicable following the Effective Date;

(iv) effect all necessary registrations, filings and submissions of information required by Governmental Authorities from Hammerhead or any of its Subsidiaries relating to the Arrangement;

(v) upon reasonable consultation with Crescent Point, appeal, oppose, and use commercially reasonable efforts to lift or rescind any Order seeking to restrain, enjoin or otherwise prohibit or adversely affect the completion of the Arrangement and defend, or cause to be defended, any Proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement, the Arrangement Agreement or the transactions contemplated under the Arrangement Agreement; provided that, Hammerhead shall not and none of its Subsidiaries shall consent to the entry of any judgment or settlement with respect to any such Proceeding without the prior written approval of Crescent Point, not to be unreasonably withheld, conditioned or delayed;

(vi) not take any action, or refrain from taking any action, or permit any action to be taken or not taken, which is inconsistent with the Arrangement Agreement or which would reasonably be expected to prevent, or delay or otherwise impede the completion of the Arrangement or the other transactions contemplated by the Arrangement Agreement; and

(vii) use commercially reasonable efforts to assist Crescent Point in obtaining the resignations and mutual releases (in a form satisfactory to Crescent Point, acting reasonably) of each member of the Hammerhead Board and each member of the board of directors of each of Hammerhead's Subsidiaries.

(b) Hammerhead shall promptly (but in no event later than the third Business Day following any of the events described below) notify Crescent Point in writing of:

(i) any Hammerhead Material Adverse Effect or any change, event, occurrence, effect, state of facts and/or circumstance that, individually or in the aggregate, would reasonably be expected to have a Hammerhead Material Adverse Effect;

(ii) any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, Order, approval, agreement, amendment or confirmation) of such Person (or another Person) is or may be required in connection with the Arrangement Agreement, the Plan of Arrangement or the Arrangement;

(iii) unless prohibited by Law, any notice or other communication from (A) any proxy advisory service in connection with, or (B) any Person objecting to, indicating an intention to oppose or pursuing or threatening to pursue a position adverse to the completion of, the transactions contemplated by the Arrangement Agreement (and Hammerhead shall contemporaneously provide a copy of any such written notice or communication to Crescent Point), other than in respect of Regulatory Approvals governed by the Arrangement Agreement; or

(iv) any Proceeding commenced or, to Hammerhead's knowledge, threatened against, relating to or involving, or otherwise affecting the Arrangement, the Arrangement Agreement or any of the transactions contemplated by the Arrangement Agreement.

(c) Hammerhead shall use its commercially reasonable efforts, and shall cause its Subsidiaries and its and their Representatives to use their commercially reasonable efforts, to provide such customary and timely co-operation to Crescent Point as Crescent Point may reasonably request in connection with the arrangement, syndication and consummation of the Debt Financing, the Equity Financing, and any alternative debt or equity financing contemplated or otherwise permitted under the terms of the Debt Commitment Letter that may be obtained by Crescent Point to fund the aggregate Cash Consideration payable under the terms of the Plan of Arrangement (collectively with the Debt Financing and the Equity Financing, the "Financing"); provided that Hammerhead, its Subsidiaries and their respective Representatives shall only be required to undertake the foregoing actions provided that:

(i) such actions are requested on reasonable notice and do not unreasonably interfere with the ongoing business operations of Hammerhead or any of its Subsidiaries;

(ii) Hammerhead shall not be required to provide, or cause any of its Subsidiaries to provide, co-operation that involves any binding commitment or agreement (including the entry into any agreement or the execution of any certificate) by Hammerhead or its Subsidiaries (or commitment or agreement which becomes effective prior to the Effective Time) which is not conditional on the completion of the Arrangement and does not terminate without liability to Hammerhead and its Subsidiaries upon the termination of the Arrangement Agreement;

(iii) neither Hammerhead nor any of its Subsidiaries shall be required to pay any commitment, consent or other similar fee, incur any material liability or provide or agree to provide any indemnity in connection with any Financing prior to the Effective Time;

(iv) no employee, officer or director of Hammerhead, its Subsidiaries or their Representatives shall be required to take any action which would result in such Person incurring any personal liability with respect to the matters related to the Financing;

(v) except to the extent otherwise provided to Crescent Point, Hammerhead shall not be required to provide any audited or unaudited financial statements other than the Company Annual Financial Statements and any audited or unaudited financial statements forming part of the Hammerhead Filings on or after the date hereof;

(vi) except to the extent otherwise provided to Crescent Point, Hammerhead shall not be required to provide any updates to the Company Annual Financial Statements or prepare any pro forma financial information, including pro forma cost savings, synergies, capitalization or other pro forma adjustments desired to be incorporated into any pro forma financial information or any financial statements or financial information other than the Company Annual Financial Statements, or deliver any legal opinions; and

(vii) Hammerhead shall not be required to disclose any information that is legally privileged.

(d) Notwithstanding anything to the contrary contained in the Arrangement Agreement:

(i) neither Hammerhead nor any of its Affiliates shall have any rights or claims against the Debt Financing Parties, or any of their respective general or limited partners, directors, officers, shareholders, managers, members, employees, agents, Representatives, Affiliates, successors or assigns (collectively, the "Finance Related Parties"), in connection with the Debt Financing or in any way relating to the Arrangement Agreement or any of the transactions contemplated by the Arrangement Agreement, or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to any Debt Financing Document or the performance thereof or the financings contemplated thereby whether at Law or equity, in contract, in tort or otherwise; and

(ii) no such Debt Financing Party or Finance Related Party shall have any liability (whether in contract, in tort or otherwise) to Hammerhead or any of its Affiliates, directors, officers, employees, agents, partners, managers, members or shareholders for any obligations or liabilities of any Party or for any claim based on, in respect of, or by reason of, the transactions contemplated under the Arrangement Agreement and Debt Financing Documents or in respect of any oral representations made or alleged to have been made in connection with the Arrangement Agreement and Debt Financing Documents, including any dispute arising out of or relating in any way to any Debt Financing Document or the performance thereof or the financings contemplated thereby, whether at Law or equity, in contract, in tort or otherwise.

(e) Notwithstanding paragraph (c) above, Hammerhead shall not be required to:

(i) take any action or do anything that would:

A. reduce or modify or otherwise change the Consideration to be received by the Shareholders under the Arrangement;

B. impair, impede, delay or prevent the satisfaction of any conditions set forth in the Arrangement Agreement or the ability of Hammerhead or Crescent Point to consummate, or materially delay the consummation of, the Arrangement;

C. cause any condition to completion of the Arrangement to fail to be satisfied or otherwise cause any breach of the Arrangement Agreement;

D. reasonably be expected to require Hammerhead and its Subsidiaries to take any action that will conflict with or violate, in any material respect, any applicable Laws or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of any benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any Person under, any applicable Law, any organizational documents of Hammerhead or its Subsidiaries or any Contract to which Hammerhead or its Subsidiaries is a party or by which any of its properties is bound; or

E. have a Material Adverse Effect on Hammerhead or Crescent Point; or

(ii) except as required to comply with applicable Law, disclose any information that would violate any confidentially obligations of Hammerhead.

(f) If the Arrangement is not completed, other than pursuant to Section 7.2(a)(iv)(A) of the Arrangement Agreement, Crescent Point shall:

(i) forthwith reimburse Hammerhead for all reasonable and documented out-of-pocket costs and expenses incurred by Hammerhead in connection with providing such Financing cooperation to Crescent Point pursuant to the Arrangement Agreement; and

(ii) indemnify and save harmless Hammerhead from and against any and all liabilities, claims, demands, losses, costs, damages and expenses suffered or incurred by Hammerhead in connection with any actions by it in connection with or arising directly or indirectly out of Hammerhead providing such cooperation with Crescent Point pursuant to Section 4.3(d) of the Arrangement Agreement other than in connection with any information supplied by or on behalf of Hammerhead or any of its Subsidiaries (or which relates to Hammerhead or any of its Subsidiaries which is approved in writing by Hammerhead or any of its Subsidiaries) or to the extent resulting from the fraud, gross negligence or wilful misconduct of Hammerhead or any of its Subsidiaries.

Covenants of Crescent Point Regarding the Arrangement

(a) Other than in connection with the Regulatory Approvals, as detailed below, Crescent Point shall perform all obligations required or desirable to be performed by it under the Arrangement Agreement, co-operate with Hammerhead in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by the Arrangement Agreement and, without limiting the generality of the foregoing, Crescent Point shall:

(i) use commercially reasonable efforts to satisfy all conditions precedent in the Arrangement Agreement, and take all steps set forth in the Interim Order and Final Order applicable to it and comply promptly with all requirements imposed by Law on it with respect to the Arrangement Agreement, the Plan of Arrangement or the Arrangement;

(ii) use commercially reasonable efforts to (A) maintain the listing of the CPG Shares on the TSX and the NYSE, and (B) obtain approval of the TSX and the NYSE of the issuance of the CPG Shares and the Arrangement and, prior to the Effective Date, to request that the NASDAQ file a Form 25 with the SEC on or promptly following the Effective Date;

(iii) effect all necessary registrations, filings and submissions of information required by Governmental Authorities from it relating to the Arrangement;

(iv) upon reasonable consultation with Hammerhead, appeal, oppose, lift or rescind any Order seeking to restrain, enjoin or otherwise prohibit or adversely affect the completion of the Arrangement and defend, or cause to be defended, any Proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement, the Arrangement Agreement or the transactions contemplated under the Arrangement Agreement; provided that, Crescent Point shall not consent to the entry of any judgment or settlement with respect to any such Proceeding without the prior written approval of Hammerhead, not to be unreasonably withheld, conditioned or delayed; and

(v) not take any action, or refrain from taking any action, or permit any action to be taken or not taken, which is inconsistent with the Arrangement Agreement or which would reasonably be expected to prevent, or delay or otherwise impede the completion of the Arrangement or the other transactions contemplated by the Arrangement Agreement.

(b) Crescent Point shall promptly (but in no event later than the third Business Day following any of the events described below) notify Hammerhead in writing of:

(i) any Crescent Point Material Adverse Effect or any change, event, occurrence, effect, state of facts and/or circumstance that, individually or in the aggregate, would reasonably be expected to have a Crescent Point Material Adverse Effect;

(ii) any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, Order, approval, agreement, amendment or confirmation) of such Person (or another Person) is or may be required in connection with the Arrangement Agreement, the Plan of Arrangement or the Arrangement;

(iii) unless prohibited by Law, any notice or other communication from (A) any proxy advisory service on connection with, or (B) any Person objecting to, indicating an intention to oppose or pursuing or threatening to pursue a position adverse to the completion of, the transactions contemplated by the Arrangement Agreement (and Crescent Point shall contemporaneously provide a copy of any such written notice or communication to Hammerhead), other than in respect of Regulatory Approvals which are otherwise governed by the Arrangement Agreement; or

(iv) any Proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Arrangement, the Arrangement Agreement or any of the transactions contemplated in the Arrangement Agreement.

Covenants Regarding Regulatory Approvals

Other than with respect to the Competition Act Approval, as soon as reasonably practicable following Agreement Date, the Parties shall prepare and file all necessary documents, registrations, statements, petitions, filings and applications for all necessary Regulatory Approvals and use commercially reasonable efforts to obtain and maintain all such Regulatory Approvals. Other than with respect to the Competition Act Approval, the Party responsible at Law for obtaining a Regulatory Approval shall be the Party to make the filing to obtain such approval (or any remedy or change thereto) but will do so only once each Party has reviewed any filing and has had the opportunity to provide comment on it and any statement in any application that creates an obligation on a Party must have the consent of that Party before it is included in the application. Subject to any applicable Law, the Parties shall cooperate with and keep one another fully informed as to the status of and the processes and Proceedings related to obtaining the Regulatory Approvals, and, among other things, shall promptly notify each other of any communication from any Governmental Authority in respect of the Arrangement, the Arrangement Agreement or the transactions contemplated by the Arrangement Agreement.

Covenants Regarding Competition Act Approval

The Parties shall co-operate with each other and use their commercially reasonable efforts to obtain the Competition Act Approval and Crescent Point shall, subject to Hammerhead providing such information and assistance as Crescent Point and its counsel may reasonably request, make a submission to the Commissioner requesting the issuance of an ARC, or in the alternative, a No Action Letter and a waiver of the obligation to notify and supply information under Part IX of the Competition Act pursuant to Section 113(c) of the Competition Act. If mutually agreed by the Parties, the Parties shall each file with the Commissioner notifications under Part IX of the Competition Act as soon as practicable and within 10 Business Days of such request. Crescent Point shall be responsible for and pay the filing fee in respect of the Competition Act Approval. Crescent Point will determine and direct the efforts to obtain the Competition Act Approval, including leading and providing all communication and strategy relating to such efforts. See "Key Regulatory Approvals".

Covenants Regarding Exchange Approvals

Crescent Point shall use its commercially reasonable efforts to obtain the Exchange Approvals as soon as reasonably practicable and it shall be responsible for and pay all filing fees in connection with obtaining the Exchange Approvals.

Additional Covenants Regarding Non-Solicitation

Non-Solicitation

(a) Except as expressly otherwise provided in the Arrangement Agreement, Hammerhead shall not and shall cause its Subsidiaries not to, directly or indirectly, through any Representative of Hammerhead or any of its Subsidiaries, or permit any such Person, to:

(i) solicit, assist, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books and records of Hammerhead or any of its Subsidiaries or entering into any form of agreement, arrangement or understanding (other than a confidentiality and standstill agreement permitted by and in accordance with the Arrangement Agreement)) any inquiry, proposal or offer (whether public or otherwise) that constitutes or would reasonably be expected to constitute or lead to, an Acquisition Proposal;

(ii) enter into, engage in, continue or otherwise participate in any discussions or negotiations with any Person (other than Crescent Point and its Affiliates) regarding any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute or lead to, an Acquisition Proposal, provided that, Hammerhead may:

A. advise any Person of the restrictions of the Arrangement Agreement;

B. provide a written response (with a copy to Crescent Point) to any Person who submits an Acquisition Proposal solely for the purposes of seeking clarification of the terms of such Acquisition Proposal; or

C. advise any Person making an Acquisition Proposal that the Hammerhead Board has determined that such Acquisition Proposal does not constitute a Superior Proposal;

in each case, if, in so doing, no other information that is prohibited from being communicated under the Arrangement Agreement is communicated to such Person;

(iii) make a Hammerhead Change in Recommendation;

(iv) accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for a period of no more than five Business Days following such public announcement or public disclosure will not be considered to be in violation of this restriction provided the Hammerhead Board has rejected such Acquisition Proposal and affirmed the Hammerhead Board Recommendation before the end of such five Business Day period (or in the event that the Meeting is scheduled to be held within such five Business Day period, prior to the third Business Day prior to the date of the Meeting)); or

(v) accept or enter into, or publicly propose to accept or enter into, any agreement or arrangement with any Person in respect of an Acquisition Proposal (other than a confidentiality and standstill agreement permitted by and in accordance with the Arrangement Agreement).

(b) Hammerhead shall, and shall cause its Subsidiaries and its and their respective Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiation, or other activities commenced prior to the Agreement Date with any Person (other than Crescent Point) with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection therewith, Hammerhead must:

(i) immediately discontinue access to and disclosure of all information, including any data room and any confidential information, properties, facilities, books and records of Hammerhead or any of its Subsidiaries; and

(ii) promptly request, and exercise all rights it or any of its Subsidiaries have to require:

A. the return or destruction of all copies of any confidential information regarding Hammerhead or any of its Subsidiaries provided to any Person other than Crescent Point, its Affiliates and its and their respective Representatives; and

B. the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding Hammerhead or any of its Subsidiaries,

in each case, to the extent that such information has not previously been returned or destroyed and using commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights or entitlements.

(c) Hammerhead covenants and agrees:

(i) it shall promptly and fully enforce each confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement or covenant to which Hammerhead or any of its Subsidiaries is a party; and(ii) not to release, and cause its Subsidiaries not to release, any Person from, or waive, amend, suspend or otherwise modify such Person's obligations respecting Hammerhead or any of its Subsidiaries under any confidentiality, standstill, non-disclosure, use, business purpose or similar agreement or covenant to which Hammerhead or any of its Subsidiaries is a party, without the prior written consent of Crescent Point (which may be withheld or delayed in the sole and absolute discretion of Crescent Point), it being acknowledged by Crescent Point that the automatic termination or release of any standstill restrictions of any such agreements as a result of entering into and announcing the Arrangement Agreement shall not be a violation of this covenant.

 Notification of Acquisition Proposals

If Hammerhead or any of its Subsidiaries or any of their respective Representatives, receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to Hammerhead or any of its Subsidiaries in connection with such inquiry, proposal or offer (including information, access or disclosure relating to the properties, facilities, books and records of Hammerhead or any its Subsidiaries), Hammerhead shall:

(a) promptly notify Crescent Point, at first orally, and then as soon as practicable, but in any event within 24 hours in writing, of such Acquisition Proposal, inquiry, offer or request, including a description of its terms and conditions, the identity of all Persons making the Acquisition Proposal, inquiry, offer or request and copies of all documents and written or electronic communications or other materials received in respect of such Acquisition Proposal; and

(b) keep Crescent Point fully informed of the status of all developments and, to the extent permitted by the Arrangement Agreement, discussions and negotiations with respect to any Acquisition Proposal, inquiry, offer or request, including any changes, modifications or other amendments to any such Acquisition Proposal, inquiry, offer or request.

Responding to an Acquisition Proposal

Notwithstanding the foregoing regarding non-solicitation, or any other agreement between the Parties or between Hammerhead and any other Person, if at any time prior to the approval of the Arrangement Resolution, Hammerhead receives an unsolicited Acquisition Proposal not resulting from a breach of the non-solicitation covenants of the Arrangement Agreement, Hammerhead may:

(a) contact the Person making such Acquisition Proposal and its Representatives solely for the purpose of clarifying the terms and conditions of such Acquisition Proposal; and

(b) engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of information, properties, facilities, books and records of Hammerhead or any of its Subsidiaries to such Person, if and only if:

(i) Hammerhead has notified Crescent Point in accordance with the Arrangement Agreement;

(ii) the Hammerhead Board first determines in good faith, after consultation with its financial advisors and legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to a Superior Proposal;

(iii) such Person was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality standstill, non-disclosure, non-solicitation or similar agreement, restriction or covenant contained in any Contract entered into with Hammerhead or any of its Subsidiaries;

(iv) Hammerhead has been, and continues to be, in compliance with its obligations under the non-solicitation covenants of the Arrangement Agreement; and

(v) before providing any such copies, access or disclosure, Hammerhead:

A. has entered into a confidentiality and standstill agreement with such Person that contains a customary standstill provision and that is otherwise on terms that are no less favourable to Hammerhead than those found in the Confidentiality Agreement, and any such copies, access or disclosure provided to such Person shall have been or shall be promptly provided to Crescent Point; and

B. has provided Crescent Point with a true, complete and final executed copy of such confidentiality and standstill agreement.

Right to Match

(a) If Hammerhead receives an Acquisition Proposal that constitutes a Superior Proposal prior to the approval of the Arrangement Resolution, the Hammerhead Board may authorize Hammerhead to enter into a definitive agreement with respect to such Superior Proposal or may make a Hammerhead Change in Recommendation, if and only if:

(i) the Person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing confidentiality standstill, non-disclosure, non-solicitation or similar agreement, restriction or covenant contained in any Contract entered into with Hammerhead or any of its Subsidiaries;

(ii) Hammerhead has been, and continues to be, in compliance with its obligations under the non-solicitation covenants of the Arrangement Agreement;

(iii) Hammerhead has delivered to Crescent Point a written notice of the determination of the Hammerhead Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention to enter into a definitive agreement with respect to such Superior Proposal or make a Hammerhead Change in Recommendation, including a notice as to the value in financial terms that the Hammerhead Board has, in consultation with its financial advisors, determined should be ascribed to any non-cash consideration offered under the Superior Proposal (a "Superior Proposal Notice");

(iv) Hammerhead or its Representatives have provided to Crescent Point a copy of the proposed definitive agreement for the Superior Proposal and all supporting materials (including any financing documents, subject to customary confidentiality provisions with respect to fee letters or similar information) provided to Hammerhead in connection therewith;

(v) at least five full Business Days (the "Matching Period") have elapsed from the date that is the later of the date on which Crescent Point received the Superior Proposal Notice and the date on which Crescent Point received a copy from Hammerhead of the definitive agreement and all of the required materials;

(vi) during any Matching Period, Crescent Point has had the opportunity (but not the obligation), in accordance with the Arrangement Agreement, to offer to amend the Arrangement Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(vii) after the Matching Period, the Hammerhead Board:

A. has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal compared to the terms of the Arrangement (and, if applicable, as proposed to be amended by Crescent Point); and

B. has determined in good faith, after consultation with its outside legal counsel, that the failure by the Hammerhead Board to recommend that Hammerhead enter into a definitive agreement or to make a Hammerhead Change in Recommendation with respect to such Superior Proposal would be inconsistent with the Hammerhead Board's fiduciary duties.

(b) During the Matching Period, or such longer period as Hammerhead may approve in its sole discretion and in writing for such purpose:

(i) Crescent Point shall have the opportunity (but not the obligation) to offer to amend the Arrangement Agreement and the Arrangement;

(ii) the Hammerhead Board shall, in good faith and in consultation with its outside legal counsel and financial advisors, review any offer made by Crescent Point to amend the terms of the Arrangement Agreement and the Arrangement in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously determined to constitute a Superior Proposal ceasing to be a Superior Proposal; and

(iii) Hammerhead shall, and shall cause its Representatives to, negotiate in good faith with Crescent Point to make such amendments to the terms of the Arrangement Agreement and the Arrangement as would enable Crescent Point to proceed with the transactions contemplated by the Arrangement Agreement on such amended terms.

If, as a consequence of the foregoing, the Hammerhead Board determines that such Acquisition Proposal would cease to be a Superior Proposal, Hammerhead shall promptly so advise Crescent Point and Hammerhead and Crescent Point shall amend the Arrangement Agreement to reflect such offer made by Crescent Point and shall take or cause to be taken all such actions as are necessary to give effect to the foregoing.

(c) Each successive amendment or modification to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal, and to the extent such new Acquisition Proposal is determined to be a Superior Proposal, Crescent Point shall be afforded a new Matching Period from the later of the date on which Crescent Point received a new Superior Proposal Notice and the date on which Crescent Point received from Hammerhead a copy of the definitive agreement and all of the required materials with respect to each such new Superior Proposal.

(d) The Hammerhead Board shall promptly reaffirm the Hammerhead Board Recommendation by way of a press release issued by Hammerhead after:

(i) any Acquisition Proposal that the Hammerhead Board has determined not to be a Superior Proposal is publicly announced; or

(ii) the Hammerhead Board determines that a proposed amendment to the terms of the Arrangement Agreement would result in an Acquisition Proposal no longer being a Superior Proposal.

Hammerhead shall provide Crescent Point and its outside legal counsel with a reasonable opportunity to review the form and content of any such press release and shall give reasonable consideration to any amendments to such press release requested by Crescent Point or its outside legal counsel.

(e) If Hammerhead provides a Superior Proposal Notice to Crescent Point after a date that is less than 10 Business Days before the Meeting, Hammerhead shall be entitled to, and shall upon request from Crescent Point, postpone the Meeting to a date that is not more than 10 Business Days after the scheduled date of the Meeting, but in any event to a date that is not less than five Business Days prior to the Outside Date.

Other Covenants and Agreements

The Arrangement Agreement contains certain other covenants and agreements, including, among other things, covenants relating to:

(a) not issuing any press release or make any other public statement or disclosure with respect to the Arrangement Agreement, the Plan of Arrangement or the Arrangement without the prior written consent of the other Party, subject to applicable Law;

(b) the obligation of Hammerhead to, as promptly as reasonably practicable, prepare and complete, in consultation with Crescent Point, this Information Circular, together with any other documents required by Law in connection with the Meeting;

(c) the Parties using their respective commercially reasonable efforts to ensure that all CPG Shares to be issued to Shareholders or Incentive Holders will be issued and exchanged by Crescent Point upon completion of the Arrangement in reliance on the exemption from the registration requirement of the U.S. Securities Act provided by section 3(a)(10) thereunder, and in compliance with all applicable U.S. Securities Laws;

(d) access by each Party to certain information about the other Party during the period from the Agreement Date until the earlier of the Effective Time and the termination of the Arrangement Agreement and the Parties' agreement to keep information exchanged confidential;

(e) indemnification of directors and officers of Hammerhead and its Subsidiaries in respect of claims arising from facts or events which occurred on or prior to the Effective Time; and

(f) compliance by each Party with applicable Privacy Laws in the course of collecting, disclosing and using Transaction Personal Information (as defined in the Arrangement Agreement).

Conditions Precedent to the Arrangement

Mutual Conditions Precedent

The Parties are not required to complete the Arrangement unless each of the following conditions is satisfied on or prior to the Effective Time, which conditions may only be waived, in whole or in part, by the mutual consent of the Parties:

(a) the Arrangement Resolution has been approved at the Meeting in accordance with the Interim Order;

(b) the Interim Order and the Final Order have each been obtained on terms consistent with the Arrangement Agreement, and have not been set aside or modified in a manner unacceptable to either Hammerhead or Crescent Point, each acting reasonably, on appeal or otherwise;

(c) no Law is in effect that makes the completion of the Arrangement illegal or otherwise prohibits or enjoins Hammerhead or Crescent Point from completing the Arrangement; and

(d) the Competition Act Approval and the Exchange Approvals have been received or obtained and have not been revoked.

Additional Conditions Precedent to the Obligations of Crescent Point

Crescent Point is not required to complete the Arrangement unless each of the following conditions is satisfied, which conditions are for the exclusive benefit of Crescent Point and may only be waived, in whole or in part, by Crescent Point in its sole discretion:

(a) (i) each of the representations and warranties made by Hammerhead and set forth in Appendix C to the Arrangement Agreement regarding incorporation and corporate power, incorporation and corporate power of Subsidiaries, corporate authorizations, and execution and binding obligation were true and correct as of the Agreement Date and are true and correct as of the Effective Date; (ii) the representation and warranty made by Hammerhead and set forth in Appendix C to the Arrangement Agreement regarding capitalization was true and correct as of the Agreement Date (except for de minimis inaccuracies) and is true and correct as of the Effective Date (except for de minimis inaccuracies and as a result of transactions, changes, conditions, events or circumstances permitted under the Arrangement Agreement); (iii) the representations and warranties made by Hammerhead and set forth in Appendix C to the Arrangement Agreement regarding Taxes (specifically Section 38(s)), Net Debt (as defined in the Arrangement Agreement), and Executive Severance and Transaction Costs were true and correct as of the Agreement Date (with the exception of the representation in Section 38(s), the accuracy of which shall be determined as of February 23, 2023, and the representation regarding Net Debt, the accuracy of which shall be determined as September 30, 2023); (iv) each of the other representations and warranties made by Hammerhead in the Arrangement Agreement are true and correct as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such date) except where the failure or failures of such representations and warranties to be true and correct: (A) in the aggregate, would not result or would not reasonably be expected to result in a Hammerhead Material Adverse Effect (and, for this purpose, any reference to "material", "Hammerhead Material Adverse Effect" or other concepts of materially in such representations and warranties shall be ignored) or (B) would not, individually or in the aggregate, prevent or materially delay (or, individually or in the aggregate, would reasonably be expected to prevent or materially delay) the consummation of the Arrangement or Hammerhead from performing its material obligations under the Arrangement Agreement in any material respect; and (v) Hammerhead has delivered to Crescent Point a certificate of two senior officers of Hammerhead (on behalf of Hammerhead without personal liability) certifying the foregoing and dated the Effective Date;

(b) Hammerhead has complied in all material respects, with all of the covenants of Hammerhead contained in the Arrangement Agreement to be complied with by it on or prior to the Effective Time, and Hammerhead has delivered to Crescent Point a certificate of two senior officers of Hammerhead (on behalf of Hammerhead without personal liability) addressed to Crescent Point certifying the foregoing and dated the Effective Date;

(c) no action, suit, Proceeding, objection, claim or opposition affecting Hammerhead or any of its Subsidiaries shall have been threatened or commenced by any Governmental Authority or by any elected or appointed public official in Canada or elsewhere before any court or Governmental Authority, and no applicable Law or Order shall have been proposed, enacted, made, promulgated, issued or amended, which, in either case has had or, if the Arrangement was consummated, would result in a Hammerhead Material Adverse Effect or would materially impede the ability of the Parties to complete the Arrangement in accordance with its terms;

(d) the aggregate number of the Common Shares held, directly or indirectly, by those holders of such shares who have validly exercised Dissent Rights and not withdrawn such exercise in connection with the Arrangement (or instituted Proceedings to exercise Dissent Rights) does not exceed 10% of the aggregate number of the Common Shares outstanding immediately prior to the Effective Time, and Hammerhead has delivered to Crescent Point a certificate of two senior officers of Hammerhead (on behalf of Hammerhead without personal liability) addressed to Crescent Point certifying the foregoing and dated the Effective Date; and

(e) since the Agreement Date, there has not been a Hammerhead Material Adverse Effect, and Hammerhead has delivered to Crescent Point a certificate of two senior officers of Hammerhead (on behalf of Hammerhead without personal liability) addressed to Crescent Point certifying the foregoing and dated the Effective Date.

Additional Conditions Precedent to the Obligations of Hammerhead

Hammerhead is not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of Hammerhead and may only be waived, in whole or in part, by Hammerhead in its sole discretion:

(a) (i) each of the representations and warranties made by Crescent Point and set forth in Appendix D to the Arrangement Agreement regarding incorporation and corporate power of Crescent Point, corporate authorizations, and execution and binding obligation were true and correct as of the Agreement Date and are true and correct as of the Effective Date; (ii) the representation and warranty made by Crescent Point and set forth in Appendix D to the Arrangement Agreement regarding capitalization was true and correct as of the Agreement Date (except for de minimis inaccuracies) and is true and correct as of the Effective Date (except for de minimis inaccuracies and as a result of transactions, changes, conditions, events or circumstances permitted hereunder); (iii) each of the other representations and warranties made by Crescent Point in the Arrangement Agreement are true and correct as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such date) except where the failure or failures of such representations and warranties to be true and correct: (A) in the aggregate, would not result or would not reasonably be expected to result in a Crescent Point Material Adverse Effect (and, for this purpose, any reference to "material", "Crescent Point Material Adverse Effect" or other concepts of materially in such representations and warranties shall be ignored) or (B) would not, individually or in the aggregate, prevent or materially delay (or, individually or in the aggregate, would reasonably be expected to prevent or materially delay) the consummation of the Arrangement or Crescent Point from performing its material obligations under the Arrangement Agreement in any material respect; and (iv) Crescent Point has delivered to Hammerhead a certificate of two senior officers of Crescent Point (on behalf of Crescent Point without personal liability) addressed to Hammerhead certifying the foregoing and dated the Effective Date;

(b) Crescent Point has complied in all material respect with all of the covenants of Crescent Point contained in the Arrangement Agreement to be complied with by it on or prior to the Effective Time, and Crescent Point has delivered to Hammerhead a certificate of two senior officers of Crescent Point addressed to Hammerhead certifying the foregoing and dated the Effective Date;

(c) subject to obtaining the Final Order and the satisfaction or waiver of the other conditions precedent contained in the Arrangement Agreement in favour of Hammerhead (other than conditions which, by their nature, are only capable of being satisfied as of the Effective Time) Crescent Point has deposited, or caused to be deposited, with the Depositary, in accordance with the Arrangement Agreement sufficient funds to be held in escrow and an irrevocable direction for the issuance of a sufficient number of CPG Shares to satisfy payment in full of the Consideration;

(d) no action, suit, Proceeding, objection, claim or opposition affecting Crescent Point or any of its Subsidiaries shall have been threatened or commenced by any Governmental Authority or by any elected or appointed public official in Canada or elsewhere before any court or Governmental Authority, and no applicable Law or Order shall have been proposed, enacted, made, promulgated, issued or amended, which, in either case has had or, if the Arrangement was consummated, would result in a Crescent Point Material Adverse Effect or would materially impede the ability of the Parties to complete the Arrangement in accordance with its terms; and

(e) since the Agreement Date, there has not been a Crescent Point Material Adverse Effect, and Crescent Point has delivered to Hammerhead a certificate of two senior officers of Crescent Point addressed to Hammerhead certifying the foregoing and dated the Effective Date.

Termination of the Arrangement Agreement

The Arrangement Agreement may be terminated prior to the Effective Time by:

(a) mutual written agreement of the Parties;

(b) either Hammerhead or Crescent Point if: (i) the Arrangement Resolution is not approved by the Shareholders at the Meeting in accordance with the Interim Order, provided that, a Party may not terminate the Arrangement Agreement pursuant to Section 7.2(a)(ii)(A) of the Arrangement Agreement if the failure to obtain approval of the Arrangement Resolution has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under the Arrangement Agreement; (ii) after the Agreement Date, any Law is enacted, made, enforced or amended, as applicable, that makes the completion of the Arrangement illegal or otherwise permanently prohibits or enjoins Hammerhead and Crescent Point from consummating the Arrangement and such Law has, if appealable, become final and non-appealable, provided that, a Party may not terminate the Arrangement Agreement pursuant to Section 7.2(a)(ii)(B) of the Arrangement Agreement if the enactment, making, enforcement or amendment of such Law has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under the Arrangement Agreement, and provided further that the Party seeking to terminate the Arrangement Agreement pursuant to Section 7.2(a)(ii)(B) of the Arrangement Agreement has used commercially reasonable efforts to, as applicable, prevent, appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement; (iii) the Effective Time does not occur on or prior to the Outside Date, provided that a Party may not terminate the Arrangement Agreement pursuant to Section 7.2(a)(ii)(C) of the Arrangement Agreement if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under the Arrangement Agreement; or (iv) prior to the approval of the Arrangement Resolution, the Hammerhead Board accepts, recommends or authorizes Hammerhead to enter into a definitive written agreement (other than a confidentiality and standstill agreement permitted by and in accordance with Section 5.3 of the Arrangement Agreement) with respect to a Superior Proposal in accordance with Section 5.4 of the Arrangement Agreement, provided that Hammerhead may only terminate the Arrangement Agreement if it is then in compliance with Article 5 of the Arrangement Agreement and that prior to or concurrent with such termination Hammerhead pays the Crescent Point Termination Fee in accordance with Section 8.1 of the Arrangement Agreement;

(c) Hammerhead if: (i) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Crescent Point under the Arrangement Agreement occurs that would cause any condition in Section 6.3(a) or Section 6.3(b) of the Arrangement Agreement not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of the Section 4.10 of the Arrangement Agreement, provided that Hammerhead is not then in breach of the Arrangement Agreement so as to directly or indirectly cause any condition in Section 6.2(a) or Section 6.2(b) of the Arrangement Agreement not to be satisfied; (ii) there has occurred a Crescent Point Material Adverse Effect which is incapable of being cured on or prior to the Outside Date; or (iii) Crescent Point does not provide the Depositary with sufficient funds and an irrevocable direction for the issuance of a sufficient number of CPG Shares to consummate the Arrangement as required pursuant to Section 2.8 of the Arrangement Agreement, provided that Hammerhead is not then in breach of the Arrangement Agreement so as to directly or indirectly cause any condition in Section 6.2(a) or Section 6.2(b) of the Arrangement Agreement not to be satisfied; and

(d) Crescent Point if: (i) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Hammerhead under the Arrangement Agreement occurs that would cause any condition in Section 6.2(a) or Section 6.2(b) of the Arrangement Agreement not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 4.10 of the Arrangement Agreement, provided that Crescent Point is not then in breach of the Arrangement Agreement so as to directly or indirectly cause any condition in Section 6.3(a) or Section 6.3(b) of the Arrangement Agreement not to be satisfied, and provided further that Crescent Point's right to terminate the Arrangement Agreement pursuant to Section 7.2(a)(iv)(A) of the Arrangement Agreement shall not apply to Hammerhead's breach of Section 4.3(d) of the Arrangement Agreement; (ii) prior to the approval of the Arrangement Resolution by the Shareholders: (A) the Hammerhead Board fails to unanimously recommend or withdraws, amends, modifies or, in a manner adverse to Crescent Point qualifies, or publicly proposes or states an intention to withdraw, amend, modify or, in a manner adverse to Crescent Point, qualify, the Hammerhead Board Recommendation or shall have resolved to do so prior to the Effective Date; (B) the Hammerhead Board accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend an Acquisition Proposal or takes no position or remains neutral with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for more than five Business Days (or beyond the third Business Day prior to the date of the Meeting, if sooner); (C) the Hammerhead Board accepts, approves, endorses, recommends or authorizes Hammerhead or any of its Subsidiaries to execute or enter into any agreement, understanding or arrangement with respect to an Acquisition Proposal (other than a confidentiality and standstill agreement permitted by and in accordance with Section 5.3 of the Arrangement Agreement) or publicly announces an intention to do so; or (D) the Hammerhead Board fails to publicly recommend or reaffirm the Hammerhead Board Recommendation by news release within five Business Days after having been requested in writing by Crescent Point to do so (or in the event that the Meeting is scheduled to occur within such five Business Day period, prior to the Business Day prior to the date of the Meeting) (each of the cases set forth in (A), (B), (C) and (D) of this paragraph, being a "Hammerhead Change in Recommendation"); or (iii) there has occurred a Hammerhead Material Adverse Effect which is incapable of being cured on or prior to the Outside Date.

The Party desiring to terminate the Arrangement Agreement pursuant to Section 7.2 of the Arrangement Agreement (other than pursuant to Section 7.2(a)(i) of the Arrangement Agreement) shall deliver written notice of such termination to the other Party, specifying in reasonable detail the basis for such Party's exercise of its termination right.

If the Arrangement Agreement is terminated pursuant to Article 7 of the Arrangement Agreement, the Arrangement Agreement shall become void and of no further force or effect and there will be no liability on the part of any Party, except that Section 4.8(b), Section 4.12, Article 8 and Article 9 of the Arrangement Agreement will survive, including those provisions related to the payment of termination fees described below, and provided further that no Party shall be relieved of any liability for fraud or any wilful breach by it of the Arrangement Agreement.

Termination Fees

Crescent Point Termination Fee

(a) If a Crescent Point Damages Event occurs, Hammerhead shall pay to, or to the order of, Crescent Point, the Crescent Point Termination Fee (being a fee in the amount of $85 million) in accordance with Section 8.1(b) of the Arrangement Agreement. A "Crescent Point Damages Event" means the termination of the Arrangement Agreement:

(i) by Hammerhead or Crescent Point, pursuant to Section 7.2(a)(ii)(D) of the Arrangement Agreement in connection with a Superior Proposal;

(ii) by Crescent Point, pursuant to Section 7.2(a)(iv)(B) of the Arrangement Agreement in connection with a Hammerhead Change in Recommendation;

(iii) by Hammerhead or Crescent Point, pursuant to Section 7.2(a)(ii)(A) of the Arrangement Agreement in connection with a failure by Hammerhead to obtain Shareholder approval of the Arrangement Resolution or Section 7.2(a)(ii)(C) of the Arrangement Agreement if the Effective Date does not occur prior to Outside Date (but in the case of a termination by Hammerhead, only if Crescent Point has the right to terminate the Arrangement Agreement as a result of the Effective Time not occurring by the Outside Date) if: (A) prior to such termination, an Acquisition Proposal is made or publicly announced by any Person other than Crescent Point or any of its Affiliates, or any Person other than Crescent Point or any of its Affiliates has publicly announced an intention to do so, whether to Hammerhead or any of the Shareholders; and (B) within 12 months following the date of such termination (x) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above) is consummated, or (y) Hammerhead or any of its Subsidiaries, directly or indirectly, enters into a definitive agreement (other than a confidentiality and standstill agreement permitted by and in accordance with Section 5.3 of the Arrangement Agreement) in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above) and that Acquisition Proposal is later consummated (whether or not within 12 months following such termination); provided, that, for the purposes of this clause (B), the references in the definition of "Acquisition Proposal" to "20% or more" shall be deemed to be references to "50% or more"; or

(iv) by Crescent Point, pursuant to Section 7.2(a)(iv)(A) of the Arrangement Agreement in connection with a breach by Hammerhead of its covenants under the Arrangement Agreement, if such termination relates to: (A) a material breach by Hammerhead of Article 5 of the Arrangement Agreement; or (B) a breach by Hammerhead of any of its covenants made under the Arrangement Agreement, other than Article 5 of the Arrangement Agreement, which breach, individually or in the aggregate, causes or would reasonably be expected to: (1) result in a Hammerhead Material Adverse Effect; (2) result in the failure to satisfy the condition in Section 6.2(e) of the Arrangement Agreement; or (3) prevent or materially delay the consummation of the Arrangement or Hammerhead from performing its material obligations under the Arrangement Agreement in any material respect.

(b) Subject to paragraph (c) below, in no event shall Hammerhead be required to pay under Section 8.1 of the Arrangement Agreement an amount in excess of the Crescent Point Termination Fee or be required to pay the Crescent Point Termination Fee more than once.

(c) If the Arrangement Agreement is terminated: (i) by Crescent Point pursuant to Section 7.2(a)(iv)(A) of the Arrangement Agreement in connection with a breach of any representation or warranty under the Arrangement Agreement by Hammerhead that would cause the condition in Section 6.2(a) of the Arrangement Agreement not to be satisfied; or (ii) by Crescent Point or Hammerhead pursuant to Section 7.2(a)(ii)(C) of the Arrangement Agreement because the Effective Time does not occur on or prior to the Outside Date and at the time of such termination there exists a state of facts or circumstances that would cause the condition set forth in Section 6.2(a) of the Arrangement Agreement not to be satisfied, notwithstanding the availability of any cure period, Hammerhead shall pay to Crescent Point (or as Crescent Point may direct by notice in writing) within two Business Days following such termination by wire transfer in immediately available funds to an account designated by Crescent Point an amount equal to $20,000,000 as reimbursement to Crescent Point for its out-of-pocket expenses incurred in connection with the Arrangement, provided that if Crescent Point is in material breach of its obligations under the Arrangement Agreement at the time of the termination of the Arrangement Agreement such amount will not be payable; and provided, however, that no fees or amounts shall be payable by Hammerhead under Section 8.1(d) of the Arrangement Agreement if Hammerhead has paid the Crescent Point Termination Fee.

Hammerhead Termination Fee

(a) If a Hammerhead Damages Event occurs, Crescent Point shall pay to, or to the order of, Hammerhead, the Hammerhead Termination Fee (being a fee in the amount of $85 million) in accordance with Section 8.2(b) of the Arrangement Agreement. A "Hammerhead Damages Event" means the termination of the Arrangement Agreement by Hammerhead, pursuant to: (i) Section 7.2(a)(iii)(A) of the Arrangement Agreement if such termination relates to a breach by Crescent Point of any of its covenants made under the Arrangement Agreement, which breach, individually or in the aggregate, causes or would reasonably be expected to: (1) result in a Crescent Point Material Adverse Effect; (2) result in the failure to satisfy the condition in Section 6.3(e) of the Arrangement Agreement; or (3) prevent or materially delay the consummation of the Arrangement or Crescent Point from performing its material obligations under the Arrangement Agreement in any material respect; or (ii) Section 7.2(a)(iii)(C) of the Arrangement Agreement in connection with Crescent Point failing to provide the Depositary with sufficient funds and an irrevocable direction for the issuance of a sufficient number of CPG Shares to consummate the Arrangement as required pursuant to Section 2.8 of the Arrangement Agreement.

(b) Subject to paragraph (c) below, in no event shall Crescent Point be required to pay under Section 8.2 of the Arrangement Agreement an amount in excess of the Hammerhead Termination Fee or be required to pay the Crescent Point Termination Fee more than once.

(c) If the Arrangement Agreement is terminated: (i) by Hammerhead pursuant to Section 7.2(a)(iii)(A) of the Arrangement Agreement in connection with a breach of any representation or warranty under the Arrangement Agreement by Crescent Point that would cause the condition in Section 6.3(a) of the Arrangement Agreement not to be satisfied; or (ii) by Hammerhead or Crescent Point pursuant to Section 7.2(a)(ii)(C) of the Arrangement Agreement because the Effective Time does not occur on or prior to the Outside Date and at the time of such termination there exists a state of facts or circumstances that would cause the condition set forth in Section 6.3(a) of the Arrangement Agreement not to be satisfied, notwithstanding the availability of any cure period, Crescent Point shall pay to Hammerhead (or as Hammerhead may direct by notice in writing) within two Business Days following such termination by wire transfer in immediately available funds to an account designated by Hammerhead an amount equal to $20,000,000 as reimbursement to Hammerhead for its out-of- pocket expenses incurred in connection with the Arrangement, provided that if Hammerhead is in material breach of its obligations under the Arrangement Agreement at the time of the termination of the Arrangement Agreement such amount will not be payable; and provided, however, that no fees or amounts shall be payable by Hammerhead under Section 8.2(d) of the Arrangement Agreement if Crescent Point has paid the Hammerhead Termination Fee.

Expenses

Except as otherwise expressly provided in the Arrangement Agreement, all costs and expenses (including the fees and disbursements of legal counsel, brokers, investment advisers, consultants and accountants) incurred in connection with the Arrangement Agreement and the Arrangement are to be paid by the Party incurring such expenses.

Governing Law, Forum and Injunctive Relief

The Arrangement Agreement is governed by and is to be interpreted and enforced in accordance with the Laws of the Province of Alberta and the federal Laws of Canada applicable therein. Pursuant to the Arrangement Agreement, the Parties irrevocably attorn and submit to the exclusive jurisdiction of the courts of Alberta in any Proceeding arising out of, or relating to, the Arrangement Agreement.

Further, under the Arrangement Agreement the Parties have agreed that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of the Arrangement Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the Parties shall be entitled to specific performance, injunctive relief and other equitable relief to prevent breaches or threatened breaches of the Arrangement Agreement and to enforce compliance with the terms of the Arrangement Agreement, without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the Parties may be entitled at Law or in equity.

Amendments and Waivers

Amendments

Subject to Section 4.3(f) of the Arrangement Agreement, the Arrangement Agreement may, at any time and from time to time before or after the Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the Shareholders, and any such amendment may, subject to the Interim Order, the Final Order and applicable Law, without limitation:

(a) change the time for performance of any of the obligations or acts of the Parties;

(b) modify or waive any inaccuracy of any representation or warranty contained in the Arrangement Agreement or in any document delivered pursuant to the Arrangement Agreement;

(c) modify any of the covenants contained in the Arrangement Agreement and waive or modify performance of any of the obligations of the Parties; and/or

(d) modify or waive compliance with any mutual conditions contained in the Arrangement Agreement.

Waiver

(a) The failure or delay by a Party in enforcing, or insisting upon strict performance of, any provision of the Arrangement Agreement does not constitute a waiver of such provision or in any way affect the enforceability of the Arrangement Agreement (or any of its provisions) or deprive a Party of the right, at any time or from time to time, to enforce or insist upon strict performance of that provision or any other provision of the Arrangement Agreement. No waiver of any of the provisions of the Arrangement Agreement will constitute a waiver of any other provision of the Arrangement Agreement (whether or not similar).

(b) Any Party may: (i) extend the time for the performance of any of the obligations or acts of the other Party; (ii) waive compliance, except as provided in the Arrangement Agreement, with any of the other Party's agreements or the fulfilment of any conditions to its own obligations contained in the Arrangement Agreement; or (iii) waive inaccuracies in any of the other Party's representations or warranties contained in the Arrangement Agreement or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

Shareholder Meeting

Hammerhead shall, subject to the terms of the Arrangement Agreement, convene and conduct the Meeting (and cause the Arrangement Resolution to be voted on at the Meeting) in accordance with the Interim Order, Hammerhead's constating documents, and Law as soon as reasonably practicable, but in any event not later than December 20, 2023. Further, Hammerhead shall use commercially reasonable efforts to solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Person that is inconsistent with the Arrangement Resolution and the completion of any of the transactions contemplated by the Arrangement Agreement, including, if so requested by Crescent Point, acting reasonably, and at Crescent Point's expense, using established proxy solicitation services firms and co-operating with any Persons engaged by Crescent Point to solicit proxies in favour of the Arrangement Resolution and against any resolution submitted by any Person that is inconsistent with the Arrangement Resolution.

Final Court Approval

If the Arrangement Resolution is passed at the Meeting as provided for in the Interim Order, Hammerhead shall take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order, as soon as reasonably practicable and, in any event, within two Business Days following the date of approval of the Arrangement Resolution at the Meeting.

Articles of Arrangement and Effective Date

Hammerhead shall file the Articles of Arrangement with the Registrar no later than the third Business Day after the satisfaction or waiver, by the applicable Party, of the conditions contained in the Arrangement Agreement or such other date as the Parties may agree in writing; provided that if on the date Hammerhead would otherwise be required to file the Articles of Arrangement pursuant to the Arrangement Agreement, a Party has delivered written notice of termination pursuant to the Arrangement Agreement, Hammerhead shall not file the Articles of Arrangement until the Breaching Party (as defined in the Arrangement Agreement) has cured the breaches of covenants, representations and warranties or other matters specified in the written notice of termination. The Arrangement shall be effective at the Effective Time and will have all of the effects provided by applicable Law. The closing of the Arrangement will take place electronically, or at such other location as may be agreed upon by the Parties.

Payment of Consideration

Crescent Point shall, following receipt of the Final Order and prior to the filing by Hammerhead of the Articles of Arrangement with the Registrar, deposit, or cause to be deposited, with the Depositary sufficient funds to be held in escrow and an irrevocable direction for the issuance of a sufficient number of CPG Shares as necessary to satisfy the aggregate Consideration to the Shareholders and Incentive Holders as provided for in the Plan of Arrangement (other than with respect to the Shareholders exercising Dissent Rights).

Exchange Listings

Hammerhead is a reporting issuer under the Securities Laws of the Provinces of Alberta and Ontario. The Common Shares are listed and posted for trading on the TSX under the symbol "HHRS" and on the NASDAQ under the symbol "HHRS".

The closing price of the Common Shares on the TSX and the NASDAQ on November 6, 2023, the last completed trading day prior to the public announcement of the Arrangement, was $20.00 and US$14.63, respectively, and on November 16, 2023, the last completed trading day on the TSX and the NASDAQ before the date of this Information Circular, the closing price per Common Shares was $20.28 and US$14.68, respectively.

Crescent Point is a reporting issuer under the Securities Laws of each of the Provinces of Canada. The CPG Shares are listed and posted for trading on the TSX under the symbol "CPG" and on the NYSE under the symbol "CPG".

The closing price of the CPG Shares on the TSX and the NYSE on November 6, 2023, the last completed trading day prior to the public announcement of the Arrangement, was $10.94 and US$7.99, respectively, and on November 16, 2023, the last completed trading day on the TSX and the NYSE before the date of this Information Circular, the closing price per CPG Share was $9.39 and US$6.82, respectively.

Following completion of the Arrangement, it is anticipated that the Common Shares will be delisted from the TSX and the NASDAQ.

For information with respect to the trading history of the Common Shares and the CPG Shares, see "Information Concerning Hammerhead Energy Inc. - Price Range and Volume of Trading of Common Shares" and "Information Concerning Crescent Point Energy Corp. - Market Trading Price and Volume", in Appendix G and Appendix H to this Information Circular, respectively.

Securities Law Matters

Canada

General

The CPG Shares to be issued to Shareholders in connection with the Arrangement, will be issued in reliance on exemptions from the prospectus requirements of Securities Laws, will generally be "freely tradeable" and the resale of such CPG Shares will be exempt from the prospectus requirements (and not subject to any "restricted period" or "hold period") under Securities Laws if the following conditions are met: (a) the trade is not a control distribution (as defined in Securities Laws); (b) no unusual effort is made to prepare the market or to create a demand for the securities that are the subject of the trade; (c) no extraordinary commission or consideration is paid to a person or company in respect of the trade; and (d) if the selling shareholder is an insider or an officer of Crescent Point, the selling shareholder has no reasonable grounds to believe that Crescent Point is in default of securities legislation. Shareholders are urged to consult their legal advisors to determine the applicability to them of the resale restrictions prescribed by applicable Securities Laws.

MI 61-101

Hammerhead is a reporting issuer in each of the Provinces of Alberta and Ontario and is subject to MI 61-101. MI 61-101 regulates certain types of transactions to ensure fair treatment among securityholders and generally requires enhanced disclosure, minority approval (which is approval by a majority of securityholders excluding interested or related parties), independent valuations and, in certain instances, approval and oversight of certain transactions by a special committee of independent directors. The protections afforded by MI 61-101 apply to "business combinations" (as defined in MI 61-101), such as the Arrangement, which terminate the interests of securityholders without their consent.

If any "related party" (as defined in MI 61-101) of Hammerhead is entitled to receive, directly or indirectly, a "collateral benefit" (as defined in MI 61-101) as a consequence of the Arrangement, the Arrangement may constitute a business combination for the purposes of MI 61-101 and the Arrangement Resolution may require "minority approval" (as defined in MI 61-101) in accordance with MI 61-101. If "minority approval" is required under MI 61-101, MI 61-101 would require that, in addition to the approval of the Arrangement Resolution by at least 66⅔% of the votes cast by the Shareholders present in person or represented by proxy at the Meeting, the Arrangement would also require the approval of a simple majority of the votes cast by Shareholders excluding votes cast in respect of Common Shares held by certain "interested parties" (as such term is defined in MI 61-101).

A collateral benefit includes any benefit that a related party of Hammerhead (which includes the directors, senior officers and control persons of Hammerhead) is entitled to receive, directly or indirectly, as a consequence of the Arrangement, including, without limitation, an increase in salary, a lump sum payment, a payment for surrendering securities, or other enhancement in benefits related to past or future services as an employee, director or consultant of Hammerhead; however, such a benefit will not constitute a collateral benefit provided that certain conditions are satisfied. Under MI 61-101, a benefit received by a related party of Hammerhead is not considered to be a collateral benefit if the benefit is: (a) a payment or distribution per Common Shares that is identical in amount and form to the entitlement of other Shareholders; or (b) received solely in connection with the related party's services as an employee, director or consultant of Hammerhead or of an affiliated entity of Hammerhead, and (i) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the Consideration paid to the related party for securities relinquished under the Arrangement; (ii) the conferring of the benefit is not, by its terms, conditional on the related party supporting the Arrangement in any manner; (iii) full particulars of the benefit are disclosed in this Information Circular; and (iv) (A) at the time the Arrangement was agreed to, the related party and its associated entities beneficially own or exercise control or direction over, less than 1% of the outstanding Common Shares, or (B) (i) the related party discloses to an independent committee of the Hammerhead Board the amount of Consideration that the related party expects it will be beneficially entitled to receive, under the terms of the Arrangement, in exchange for the Common Shares beneficially owned by the related party (which includes any Common Shares received on exercise of vested equity incentives); (ii) the independent committee, acting in good faith, determines that the value of the benefit, net of any offsetting costs to the related party, is less than 5% of the value referred to in subclause (B)(i); and (iii) the independent committee's determination is disclosed in this Information Circular.

In connection with the Arrangement, the outstanding Incentives will be treated as set forth under "The Arrangement - Incentives" and certain Executives are entitled to the Executive Severance payments as set forth under "Interests of Certain Persons or Companies in the Arrangement - Ownership of Securities of the Corporation".

Following disclosure by each director and senior officer of Hammerhead of the number of securities held by them and the total Consideration that they expect to receive, directly or indirectly, pursuant to the Arrangement, Mr. Scott Sobie and Riverstone are the only "related parties" of Hammerhead, within the meaning of MI 61-101, who beneficially own or exercise control or direction over (together with their respective associated entities) more than 1% of the Common Shares (calculated in accordance with the provisions of MI 61-101 and which includes any Incentive that may be exercised within 60 days of the date the Arrangement was agreed to). Mr. Sobie is the President and Chief Executive Officer and a director of Hammerhead and Riverstone is a "control person" (as defined under Securities Laws) and therefore each are a "related party" of Hammerhead. Mr. Sobie is considered to be receiving a collateral benefit under MI 61-101 as the receipt of the value of the benefit, net of offsetting costs, directly or indirectly, would be more than 5% of the value of the Consideration to be received by Mr. Sobie pursuant to the Arrangement in exchange for the Common Shares beneficially owned by Mr. Sobie. Riverstone is not considered to be receiving a collateral benefit as it is receiving a payment or distribution per Common Share that is identical in amount and form to that of other Shareholders, and is not entitled to receive any other benefit as a consequence of the Arrangement. Accordingly, the Arrangement Resolution requires "minority approval" in accordance with MI 61-101 and must be approved by a majority of the votes cast by Shareholders after excluding those votes attaching to Common Shares beneficially owned, or over which control or direction is exercised by Mr. Sobie.

The number of Common Shares beneficially owned, or over which control or direction is exercised, by Mr. Sobie and for which the votes attached thereto will be excluded in determining minority approval of the Arrangement Resolution is 315,149 Common Shares representing approximately 0.33% of the issued and outstanding Common Shares (on a non-diluted basis) and up to an additional 1,202,435 Common Shares representing Common Shares that may be issued upon exercise of vested Legacy RSUs and Legacy Options prior to the Record Date for the Meeting.

Although the Arrangement is considered a "business combination" under MI 61-101, Hammerhead is not required to obtain a "formal valuation" under MI 61-101 as no "interested party" (as defined in MI 61-101) of Hammerhead is, as a consequence of the Arrangement, directly or indirectly acquiring Hammerhead or its business or combining with Hammerhead and no interested party is a party to the Arrangement or any "connected transaction" to the Arrangement that would qualify as a "related party transaction" (each as defined in MI 61-101) for which Hammerhead would be required to obtain a formal valuation under MI 61-101.

United States

The following discussion is a general overview of certain requirements of U.S. Securities Laws that may be applicable to Shareholders in the United States. All Shareholders in the United States are urged to consult with their own legal counsel to ensure that any subsequent resale of CPG Shares to be received in exchange for their Common Shares pursuant to the Arrangement complies with applicable securities legislation.

Further information applicable to Shareholders in the United States is disclosed under the heading "Notice to Shareholders in the United States".

The following discussion does not address the Canadian Securities Laws that will apply to the issue of CPG Shares to Shareholders in exchange for their Common Shares or the resale of any such securities received in exchange for Common Shares within Canada by Shareholders in the United States. Shareholders in the United States reselling any such securities in Canada must comply with Canadian Securities Laws, as outlined elsewhere in this Information Circular.

Exemption from the Registration Requirements of the U.S. Securities Act

The CPG Shares to be issued as the Share Consideration, pursuant to the Arrangement, will not be registered under the U.S. Securities Act or the U.S. Securities Laws of any state of the United States and will be issued and exchanged in reliance upon the exemption from the registration requirement of the U.S. Securities Act pursuant to Section 3(a)(10) thereof and exemptions provided under the U.S. Securities Laws of each state of the United States in which Shareholders reside. Section 3(a)(10) of the U.S. Securities Act exempts from the registration requirements under the U.S. Securities Act the issuance of securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved, after a hearing upon the substantive and procedural fairness of the terms and conditions of the relevant transaction, at which all Persons to whom it is proposed such securities will be issued shall have the right to appear and receive timely and adequate notice thereof, by a court of competent jurisdiction that is expressly authorized by Law to grant such approval. The Court is authorized to conduct a hearing at which the procedural and substantive fairness of the terms and conditions of the Arrangement will be considered. Under the Arrangement Agreement, Hammerhead submitted the Plan of Arrangement to the Court on November 17, 2023 for the Interim Order after informing the Court of the intention to rely upon the exemption from the registration requirement of the U.S. Securities Act pursuant to Section 3(a)(10) thereof, and permitting notice to all Persons to which the CPG Shares will be issuable. The Court granted the Interim Order on November 17, 2023, and, subject to the approval of the Arrangement by Shareholders, a hearing on the Arrangement is expected to be held on or about December 20, 2023, by the Court. Following the approval of the Arrangement Resolution, and a hearing at which all Persons to whom it is proposed the CPG Shares will be issued shall have the right to appear and be heard, provided that they satisfy the applicable conditions set forth in the Interim Order, Hammerhead will seek the Final Order from the Court as to the substantive and procedural fairness of the terms and conditions of the Plan of Arrangement. Such Final Order is a condition to the consummation of the Plan of Arrangement and the issuance of the CPG Shares as the Share Consideration and if granted, will constitute the basis for the exemption from the registration requirement of the U.S. Securities Act pursuant to Section 3(a)(10) thereof with respect to CPG Shares to be issued as the Share Consideration to Shareholders and Incentive Holders in exchange for their Common Shares pursuant to the Arrangement upon completion of the Arrangement. The Court has been informed of this effect of the Final Order. Hammerhead therefore anticipates that, if the Plan of Arrangement becomes effective under the terms and conditions described in the Arrangement Agreement (including the receipt of such Final Order from the Court), the issuance of the CPG Shares as the Share Consideration to the Shareholders and the Incentive Holders will be exempt from the registration requirement under the U.S. Securities Act pursuant to Section 3(a)(10) thereof.

Resales of CPG Shares After the Effective Time

The CPG Shares to be received by Shareholders and Incentive Holders in exchange for their Common Shares pursuant to the Arrangement will be freely transferable under U.S. Securities Laws, except by persons who are "affiliates" (as defined in Rule 144) of Crescent Point after the Effective Date, or were "affiliates" of Crescent Point within 90 days prior to the Effective Date. Persons who may be deemed to be "affiliates" of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract, or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Typically, persons who are executive officers, directors or 10% or greater shareholders of an issuer are considered to be its "affiliates".

Any resale of CPG Shares by such an "affiliate" or former "affiliate" may be subject to the registration requirement of the U.S. Securities Act, absent an exemption therefrom, such as the exemption contained in Rule 144 or the safe harbor provided by Rule 904 of Regulation S under the U.S. Securities Act.

Procedure for Exchange of Certificates and DRS Advices by Shareholders

General

Registered Shareholders must complete and return the enclosed Letter of Transmittal which, when properly completed and returned together with the certificate(s) and/or DRS Advice(s) representing the Shareholder's Common Shares and all other required documents, will enable each Shareholder (other than Dissenting Shareholders) to obtain the Consideration that the Shareholder is entitled to receive under the Arrangement.

The form of Letter of Transmittal contains complete instructions on how to exchange the certificate(s) and/or DRS Advice(s) representing your Common Shares for the Consideration under the Arrangement. For Shareholders that have deposited a Letter of Transmittal together with the certificate(s) and/or DRS Advice(s) prior to the Effective Date, you will not receive your Consideration under the Arrangement until at least three Business Days after the date the Arrangement becomes effective. For Shareholders that deposit a Letter of Transmittal together with the certificate(s) and/or DRS Advice(s) on or after the Effective Date, the Consideration will be received as soon as practicable after such deposit.

Only registered Shareholders are required to submit a Letter of Transmittal. If you are a Beneficial Shareholder holding your Common Shares through an intermediary/broker, you should contact that intermediary/broker for instructions and assistance in receiving the Consideration for your Common Shares and carefully follow any instructions provided to you by such intermediary/broker.

From and after the Effective Time, all certificates and/or DRS Advices that represented Common Shares immediately prior to the Effective Time will cease to represent any rights with respect to Common Shares and will only represent the right to receive upon surrender therefor the Consideration or, in the case of Dissenting Shareholders, the right to receive fair value for their Common Shares.

On the Effective Date, upon receipt of the treasury order for the Share Consideration and the Cash Consideration delivered by Crescent Point pursuant to Section 5.1 of the Plan of Arrangement, the Depositary shall issue a DRS Advice representing CPG Shares to be issued in connection with the Arrangement and a cheque or wire transfer representing the Cash Consideration that a Securityholder has the right to receive under the Arrangement, less any amounts withheld pursuant to Article 6 of the Plan of Arrangement, to be forwarded or delivered to those Securityholders who have deposited with the Depositary the certificate(s) and/or DRS Advice for the Common Shares, a duly completed and signed Letter of Transmittal and such documents and instruments as the Depositary may reasonably require. Any such DRS Advice and cheque shall, if elected by the Securityholder in the Letter of Transmittal, be held for pick-up at the noted offices of the Depositary and, in the absence of such election, be forwarded by first class mail, postage pre-paid, to the Person at the address specified in the relevant Letter of Transmittal or, if no address has been specified therein, at the address specified for the particular Securityholder in the register of Shareholders, as applicable.

Hammerhead shall satisfy the cash payments required to be paid to the former Incentive Holders pursuant to Sections 3.1(c)(i)(A), 3.1(d)(i)(A) and 3.1(e)(i)(A) of the Plan of Arrangement by way of remittance, in accordance with the ordinary payroll practices of Hammerhead, of such cash payments to the applicable taxing authority as required by applicable Law on account of the taxes and other amounts required to be remitted by Hammerhead to a taxing authority in respect of the surrender of the Incentives. Any such amounts shall be treated for all purposes as having been paid to the former Incentive Holder in respect of which such remittance was made, provided that such amounts are actually remitted to the appropriate taxing authority.

The Depositary shall register the CPG Shares to be issued in connection with the Arrangement in the name of each Securityholder entitled thereto or as otherwise instructed in the Letter of Transmittal deposited by such Securityholder and shall deliver such CPG in accordance with Section 5.2 of the Plan of Arrangement.

Any use of mail to transmit certificate(s) and/or DRS Advice(s) representing Common Shares and the Letter of Transmittal is at each holder's risk. Hammerhead recommends that such certificate(s) and/or DRS Advice(s) and other documents be delivered by hand to the Depositary and a receipt therefore be obtained or that registered mail be used (with proper acknowledgement) and appropriate insurance be obtained.

The Depositary will receive reasonable and customary compensation from Hammerhead for its services in connection with the Arrangement, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liability under applicable Securities Laws and expenses in connection therewith.

Rights of Holders

Until a Securityholder deposits the certificate(s) and/or DRS Advice(s) for Common Shares (other than Common Shares received upon the exercise, surrender and/or transfer of Incentives pursuant to the Plan of Arrangement), the duly completed and signed Letter of Transmittal and the documents and instruments reasonably required by the Depositary in accordance with the Plan of Arrangement, each certificate or DRS Advice that immediately prior to the Effective Time represented Common Shares shall be deemed after the Effective Time to represent only the right to receive, upon such deposit, the aggregate Cash Consideration and Share Consideration to which such former holder of Common Shares is entitled under the Arrangement and the Plan of Arrangement or, as to those certificates and/or DRS Advices held by Dissenting Shareholders, other than those Dissenting Shareholders deemed to have participated in the Arrangement, the right to receive the fair value of the Common Shares represented by such certificates or DRS Advices as set out in Article 4 of the Plan of Arrangement.

Lost Certificates

If any certificate which, immediately prior to the Effective Time, represented an interest in one or more outstanding Common Shares that were transferred, exchanged or cancelled pursuant to Section 3.1 of the Plan of Arrangement has been lost, stolen or destroyed, upon satisfying such reasonable requirements as may be imposed by Crescent Point and the Depositary in relation to the issuance of replacement share certificates, the Depositary will issue and deliver in exchange for such lost, stolen or destroyed certificate the aggregate Consideration to which the Shareholder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement, deliverable in accordance with such Shareholder's Letter of Transmittal. The Person who is entitled to receive such Consideration shall, as a condition precedent to the receipt thereof, give a bond to Crescent Point, Hammerhead and the Depositary, which bond is in form and substance satisfactory to Crescent Point, Hammerhead and the Depositary, each acting reasonably, and shall indemnify Crescent Point, Hammerhead and the Depositary to the reasonable satisfaction of such parties, against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to the CPG Shares issuable to Shareholders in connection with the Arrangement with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate and/or DRS Advice that, immediately prior to the Effective Time, represented outstanding Common Shares unless and until the Shareholder of such certificate and/or DRS Advice shall have complied with the provisions of Section 5.3 and Section 5.4 of the Plan of Arrangement. Subject to applicable Law, at the time of such compliance, there shall, in addition to the delivery of a DRS Advice representing the CPG Shares to which such Shareholder is thereby entitled, be delivered to such Shareholder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such CPG Shares.

Withholding Taxes

Crescent Point, Hammerhead and the Depositary shall be entitled to deduct and withhold from any consideration payable under the Arrangement Agreement or any amount or consideration payable to any former Shareholder or former Incentives Holder under the Plan of Arrangement, including from any amount payable to any Dissenting Shareholder or any dividend or other distribution payable pursuant to Section 5.5 of the Plan of Arrangement, as the case may be, such amounts as Crescent Point, Hammerhead or the Depositary is required to deduct and withhold in accordance with the Tax Act, the U.S. Tax Code or any other provision of any applicable Law (it being understood and agreed that withholdings under section 116 of the Tax Act should not apply to any Common Shares or Incentives that are not taxable Canadian property or are excluded property for the purposes of the Tax Act). Any such amounts shall be deducted and withheld from the consideration payable pursuant to the Plan of Arrangement and shall be treated for all purposes as having been paid to the former Shareholder or former Incentive Holder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. Crescent Point, Hammerhead and the Depositary are authorized to sell or otherwise dispose of such portion of the CPG Shares to be issued to Shareholders in connection with the Arrangement as is necessary to provide sufficient funds to Crescent Point, Hammerhead or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and Crescent Point, Hammerhead or the Depositary shall notify the holder thereof and remit the applicable portion of the net proceeds of such sale to the appropriate taxing authority and shall remit to such holder any unapplied balance of the proceeds of such sale (after deducting applicable sale commissions and any other reasonable expenses relating thereto). To the extent that the CPG Shares to be issued to Shareholders in connection with the Arrangement are so sold or disposed of, such withheld amounts, or such shares so sold or disposed of, shall be treated for all purposes as having been issued to the holder in respect of which such sale or disposition was made, provided that such net proceeds of such sale or disposition, as the case may be, are actually remitted to the appropriate taxing authority. Crescent Point, Hammerhead and the Depositary shall not be obligated to seek or obtain a minimum price for any of the CPG Shares to be issued to Shareholders in connection with the Arrangement sold or disposed of by it, nor shall Crescent Point, Hammerhead or the Depositary be liable for any loss arising out of any such sale or disposition.

No Fractional CPG Shares or Cash Consideration

Notwithstanding anything contained in the Arrangement Agreement, no fractional CPG Shares will be issued under the Plan of Arrangement. Where the aggregate number of CPG Shares to be issued to a former Securityholder in connection with the Arrangement would result in a fraction of a CPG Share being issuable, such former Securityholder shall receive, in lieu of such fractional CPG Share, the nearest whole number of CPG Shares, as applicable. For greater certainty, where such fractional interest is greater than or equal to 0.5, the number of CPG Shares to be issued will be rounded up to the nearest whole number and where such fractional interest is less than 0.5, the number of CPG Shares to be issued will be rounded down to the nearest whole number. In calculating such fractional interests, all former Common Shares registered in the name of such former Securityholder shall be aggregated without regard to any underlying beneficial ownership of such former Common Shares.

Notwithstanding anything contained in the Arrangement Agreement, if the aggregate cash amount which a former Securityholder is entitled to receive pursuant to the Plan of Arrangement would otherwise include a fraction of $0.01, then the aggregate cash amount to which such former Securityholder is entitled to receive shall be rounded down to the nearest whole $0.01.

Termination of Rights

Subject to applicable Laws relating to unclaimed property, any certificate formerly representing the Common Shares that is not deposited with all other documents as required by the Plan of Arrangement, or any payment made by way of cheque from the Depositary pursuant to the Plan of Arrangement that has been returned to the Depositary or that otherwise remains unclaimed on or before the day prior to the third anniversary of the Effective Date shall cease to represent a right or interest of or a claim by any former Shareholder of any kind or nature against Crescent Point or Hammerhead. On such date, the aggregate Cash Consideration and Share Consideration to which the former Shareholder of the certificate referred to in the preceding sentence was ultimately entitled, or the claim to payment under the Plan of Arrangement that remains outstanding, as the case may be, shall be deemed to have been surrendered and forfeited to Crescent Point, together with all entitlements to dividends or distributions thereon held for such former registered Shareholder, for no consideration, and such shares and rights shall thereupon terminate and be cancelled and the name of the former registered Shareholder shall be removed from the register of holders of such shares.

Return of Common Shares

In the event that the Arrangement does not proceed, Common Shares transmitted with a related Letter of Transmittal will be returned to Shareholders at the name and address specified in the Letter of Transmittal by ordinary mail or, if no name or address is specified, at such name and such address as is shown on the register maintained by Computershare, as transfer agent for the Common Shares.

Mail Services Interruption

Notwithstanding the information in this Information Circular or the provisions of the Letter of Transmittal, the Arrangement Agreement or Plan of Arrangement, the Consideration to be delivered to Shareholders will not be mailed if Crescent Point determines that delivery thereof by mail may be delayed. Persons entitled to the Consideration that are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the deposited Common Shares in respect of which certificates and/or DRS Advices are being issued were originally deposited upon application to the Depositary until such time as Crescent Point has determined that delivery by mail will no longer be delayed. Notwithstanding the foregoing, the Consideration not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery at the office of the Depositary at which the Common Shares were deposited and payment for those Common Shares shall be deemed to have been immediately made upon such deposit.

None of Hammerhead, Crescent Point or the Depositary are liable for failure to notify Shareholders, nor do they have any obligation to notify Shareholders, who make a deficient deposit with the Depositary.

INTERESTS OF CERTAIN PERSONS OR COMPANIES IN THE ARRANGEMENT

Except as described below, management of Hammerhead is not aware of any material interest direct or indirect, by way of beneficial ownership or otherwise of any director or executive officer of Hammerhead, or anyone who has held office as such since the beginning of Hammerhead's last financial year or of any associate or affiliate of any of the foregoing in the Arrangement.

Common Shares

As at the date hereof, the directors and executive officers of Hammerhead and their associates beneficially own, control or direct, directly or indirectly, an aggregate of 804,300 Common Shares, representing approximately 0.84% of the outstanding Common Shares (on a non-diluted basis). Pursuant to Voting Agreements, the directors and executive officers of Hammerhead agreed with Crescent Point to vote such Common Shares in favour of the Arrangement Resolution.

As at the date hereof, Riverstone and its associates beneficially own, control or direct, directly or indirectly, an aggregate of 78,197,457 Common Shares, representing approximately 81.5% of the outstanding Common Shares (on a non-diluted basis). Pursuant to Voting Agreements, Riverstone has agreed with Crescent Point to vote such Common Shares in favour of the Arrangement Resolution. See "The Arrangement - Voting Agreements".

All of the Common Shares held by Riverstone and such directors and executive officers of Hammerhead and their associates will be exchanged for the same Consideration under the Arrangement as Common Shares held by any other Shareholder.

Incentives

As at the date hereof, the directors and executive officers of Hammerhead held an aggregate of: (a) 382,851 Legacy Options, representing approximately 62.1% of the outstanding Legacy Options; (b) 2,769,642 Legacy RSUs, representing approximately 57.0% of the outstanding Legacy RSUs; and (c) 1,014,600 Equity Incentive Awards, representing approximately 52.4% of the outstanding Equity Incentive Awards.

Notwithstanding the terms of any of the Incentive Plans, any resolutions of the Hammerhead Board or any agreement, certificate or other instrument granting or confirming the grant of any Incentives, each Incentive (whether vested or unvested) outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, without further action by or on behalf of the holder of such Incentive, fully and unconditionally vested and exercisable, and shall be exercised, surrendered and/or transferred in accordance with the Plan of Arrangement.

Pursuant to the Voting Agreements, the Supporting Shareholders have agreed, in their capacities as holders of certain Incentives, that, to the extent that any Incentives have any voting rights, any such voting rights are, under the Voting Agreements, voted in favour of the Arrangement and the Arrangement Resolution, and that execution of the Voting Agreements shall constitute evidence of the Supporting Shareholders' written approval of the Arrangement Resolution in such capacity. Further, pursuant to the Voting Agreements, the Supporting Shareholders consent to the treatment of their Incentives pursuant to the Plan of Arrangement, including the Consideration to be paid by Crescent Point to the Supporting Shareholders for their Common Shares issued in connection with the exercise and settlement of the Incentives under the Plan of Arrangement.

See "The Arrangement - Incentives".

If the Arrangement is completed, Riverstone and the directors and executive officers of Hammerhead and their associates will receive an aggregate of 44,412,164 CPG Shares and $1,289,117,175. The Common Shares and Incentives held by each director, executive officer and insider of Hammerhead are set out in the table below under "Ownership of Securities of the Corporation".

Employment Agreements

Hammerhead is party to employment agreements, which include change of control provisions, with certain members of Hammerhead's management. Other than Mr. Sobie, President and Chief Executive Officer and a director of Hammerhead, each of the Executives are subject to the same form of employment agreement.

Termination and Change of Control Benefits

The termination and change of control payments contained within the Executive employment agreements are summarized below.

Pursuant to the employment agreements, if terminated without just cause, each Executive would be entitled to severance payments including (a) one times (two times for the President and Chief Executive Officer) their annual salary, (b) an amount equal to their current performance target percentage multiplied by the amount determined in (a) (two times for the President and Chief Executive Officer), (c) an amount equal to 15% of their current salary to account for lost benefits, and (d) if the termination is after the conclusion of a bonus year, but prior to a bonus being awarded for such year, a bonus payment equal to the average of the cash bonuses paid for the two years prior to the termination. Additionally, the Executive (other than the President and Chief Executive Officer) would be entitled to an amount equal to l/12th of the total payments in (a)-(c) for each full year of employment, up to a maximum additional amount of 50% of the total payments in (a)-(c). If the Executive is terminated without just cause, prior to the vesting dates of their equity incentives, any such awards and options shall be prorated based on the number of completed months from each respective grant date to the date of their termination plus 12 months plus one additional month for each full year of employment with Hammerhead up to a maximum of 18 months (24 months for the President and Chief Executive Officer), divided by 36, and such prorated awards and options will accelerate and vest on the date of termination and be available to exercise, valued or issued in accordance with the Option Plan, the Equity Incentive Award Plan, the Legacy Share Option Plan and the Legacy RSU Plan. If there is a change in control, the Executive would be entitled, within one year following the change of control, to terminate employment under certain good reason events and still receive the foregoing severance benefits. Such payments are subject to a release of claims.

Pursuant to the employment agreements, if the Arrangement is completed, the Executives will, in the aggregate, receive approximately $7,094,824 in Executive Severance in connection with the Arrangement.

The Executive Severance to be received by each Executive is set out in the table below under "Ownership of Securities of the Corporation".

Non-Competition Agreements

On November 6, 2023, pursuant to the Arrangement Agreement, the Executives entered into the Non-Competition Agreements with Crescent Point, pursuant to which each of the Executives shall not without the prior written consent of Crescent Point, at any time during the period of 12 months following the Effective Date, subject to certain exceptions as set forth in the Non-Competition Agreements, among other things: (a) directly or indirectly, carry on, engage in, or take part in any undertaking, business or activities in any way related to the exploration for or the evaluation, development or production of petroleum, oil, shale gas and natural gas liquids or other related substances, located within or under the Area of Exclusion (as defined in the Non-Competition Agreements) (the "Prohibited Activities"); (b) acquire or agree to acquire, or make any proposal or offer to acquire, an interest in any petroleum, natural gas, solution gas or other related substances, located within or under the Area of Exclusion by any method including, without limitation, the purchase, lease, sub-lease, assignment, farm-in or exchange or purchase of assets or securities of another entity that is engaged in the Prohibited Activities; (c) effect or seek, offer, continue to offer, agree or propose to effect, or cause to participate in or in any way advise or assist any other Person to effect or seek, offer, continue to offer, agree or propose to effect or participate in any direct or indirect acquisition of any securities or rights of any nature to acquire any securities, assets (except acquisitions of assets not in the Area of Exclusion) or properties (except acquisitions of properties not in the Area of Exclusion) of any Person who previously owned, has acquired or agrees to acquire or made or makes an offer to acquire any petroleum and natural gas rights, royalty interest, land, leases, net profits interest, net carried interest or any other financial interest in the Area of Exclusion or arising out of or in connection therewith; or (d) engage in any discussions or negotiations, enter into any agreement, commitment or understanding or otherwise act in concert with any Person or assist or advise any Person to propose or effect any transaction of any nature or kind which would lead to such Person being in breach of the matters described in any of the foregoing.

Further, pursuant to the Non-Competition Agreements, each of the Executives shall not without the prior written consent of Crescent Point, at any time during the period of 12 months following the Effective Date, directly or indirectly: (a) employ, engage, offer employment or a consulting arrangement to, solicit the employment of or a consulting arrangement with, or otherwise entice away any individual who is an employee or consultant of Hammerhead or any of its Affiliates as of the Agreement Date or as at the Effective Date (each, a "Restricted Employee"); or (b) assist any Person to employ, engage, offer employment or a consulting arrangement to, solicit the employment of or a consulting arrangement with, or otherwise entice away a Restricted Employee from the employment of Hammerhead or any of its Affiliates, provided that nothing shall prohibit an Executive from conducting a general solicitation (i) by advertising in a newspaper or periodical of general solicitation or (ii) indirectly through a personnel search agency engaged by an Executive generally (and not specifically in respect of Hammerhead or any of its Affiliates) and from hiring any Restricted Employee that responds to such general solicitation or who contacts the Restricted Party on his or her own initiative without any prohibited solicitation.

Continuing Insurance Coverage for Directors and Officers of Hammerhead

Prior to the Effective Time, customary "tail" policies of directors' and officers' liability insurance providing protection for a claims reporting or discovery period beginning at the Effective Time and continuing for not less than six years from and after the Effective Date.

From and after the Effective Time, Crescent Point shall, and shall cause Hammerhead and each of its Subsidiaries to, honour all rights to indemnification or exculpation existing as of the Agreement Date in favour of present and former officers and directors of Hammerhead and each of its Subsidiaries, to the extent that they are: (a) included in the constating documents of Hammerhead, the articles and by-laws (or equivalent documents) of any of its Subsidiaries or any written agreements which have been entered into between Hammerhead or any of its Subsidiaries and any of their respective officers and directors as are set forth in the Hammerhead Disclosure Letter; or (b) provided for by Law, and acknowledges that such rights shall survive the Effective Time and shall continue in full force and effect in accordance with their terms.

From and after the Effective Time, if Crescent Point or any of its successors or assigns: (a) consolidates or amalgamates with or merges into another Person; or (b) transfers all or substantially all of its properties and assets to any Person, Crescent Point shall ensure that any resulting entity or assign assumes the foregoing obligations set forth in the Arrangement Agreement and acknowledges that such rights shall continue in full force and effect following the Effective Time in accordance with their terms.

CPG Shares

As at the Record Date, Hammerhead did not beneficially own, control or direct, directly or indirectly, any CPG Shares. As at the Record Date, the directors and executive officers of Hammerhead beneficially owned, controlled and directed, directly or indirectly, in aggregate, less than 0.1% of the issued and outstanding CPG Shares.

Ownership of Securities of the Corporation

To the knowledge of the Corporation, after reasonable inquiry, the following table indicates, as at the Agreement Date (being November 6, 2023), and as of November 16, 2023, the number of securities of the Corporation beneficially owned or over which control or direction is exercised, by each director and executive officer of the Corporation and, to the extent known by the Corporation after reasonable inquiry, by: (a) each associate or affiliate of an insider of the Corporation; (b) each associate or affiliate of the Corporation; (c) each other insider, as defined in applicable Law, of the Corporation; and (d) each Person acting jointly or in concert with the Corporation, and the percentage such number of securities represents of the applicable total outstanding number of such securities. The following table also includes the interests of the directors and executive officers of the Corporation in the Arrangement. The Hammerhead Board was aware of these interests and considered them, among other matters, when recommending approval of the Arrangement by Shareholders.

Name and Position	Number of Common Shares held(1)	Number of Equity Incentive Awards held(1)(2)	Number of Legacy Options held(1)(2)	Number of Legacy RSUs held(1)(2)	Number of CPG Shares Issuable Pursuant to the Arrangement(3)	Cash Consideration to be Paid Pursuant to the Arrangement(4)	Cash to be Paid Pursuant to Executive Severance Payments

Scott Sobie President and Chief Executive Officer and Director	315,149(6)/0.33%	292,200/15.10%	159,877/25.94%	1,042,558/21.47%	966,425	$28,051,652.00	$2,703,440

Michael G. Kohut Senior Vice President and Chief Financial Officer and Director	93,590/0.10%	174,300/9.01%	10,224/1.66%	431,452/8.88%	378,908	$10,998,273.00	$925,000

Daniel Labelle Senior Vice President, Development and A&D	74,443/0.08%	131,100/6.78%	89,810/14.57%	457,714/9.42%	402,138	$11,672,538.50	$973,748

David Anderson Senior Vice President, Operations and Alternative Energy	22,365/0.02%	131,100/6.78%	61,215/9.93%	418,799/8.62%	338,278	$9,818,924.50	$973,748

Nicki Stevens Senior Vice President, Production, Marketing and ESG	36,743/0.04%	131,100/6.78%	61,725/10.01%	389,725/8.02%	330,702	$9,599,041.50	$973,748

Kurt Molnar Vice President, Capital Markets and Corporate Planning	116,920(7)/0.12%	70,000/3.62%	-	-	99,815	$2,897,260.00	$264,420

Richard Unsworth Senior Vice President, Business and Organizational Effectiveness	21,128/0.02%	66,800/3.45%	-	-	46,953	$1,362,884.00	$280,720

A. Stewart Hanlon Director	7,349/0.01%	6,000/0.31%	-	14,697/0.30%	14,976	$434,713.00	-

J. Paul Charron Director	7,349/0.01%	6,000/0.31%	-	14,697/0.30%	14,976	$434,713.00	-

James AC McDermott Director	83,102(8)/0.09%	6,000/0.31%	-	-	47,580	$1,381,081.00	-

Robert Tichio(5) Director	-	-	-	-	-	-	-

Name and Position	Number of Common Shares held(1)	Number of Equity Incentive Awards held(1)(2)	Number of Legacy Options held(1)(2)	Number of Legacy RSUs held(1)(2)	Number of CPG Shares Issuable Pursuant to the Arrangement(3)	Cash Consideration to be Paid Pursuant to the Arrangement(4)	Cash to be Paid Pursuant to Executive Severance Payments

Jesal Shah(5) Director	-	-	-	-	-	-	-

Bryan Begley Director	26,162/0.03%	-	-	-	13,971	$405,511.00	-

Other
Investment funds affiliated with Riverstone and its affiliates	78,197,457/81.5%	-	-	-	41,757,442	$1,212,060,583.50	-

Total:	79,001,757/82.4%	1,014,600/52.4%	382,851/62.1%	2,769,642/57.0%	44,412,164	$1,289,117,175.00	$7,094,824

Notes:

(1) Reflects the number of Common Shares and Incentives held as the Agreement Date (being November 6, 2023), and as of November 16, 2023. None of the directors and officers in the foregoing table held any Options as of the Agreement Date (being November 6, 2023) or as of November 16, 2023.

(2) All Incentives outstanding immediately prior to the Effective Time will vest and be exercised or surrendered in accordance with the Plan of Arrangement. Pursuant to the Plan of Arrangement, no cash payments will be made to exercise the Legacy Options or Legacy RSUs and such Legacy Options and Legacy RSUs will be exercised on a cashless exercise basis.  See "The Arrangement - Incentives".

(3) The number of CPG Shares to be issued in connection with the Arrangement (including, for clarity, CPG Shares to be issued in consideration for Common Shares issued in connection with the exercise or surrender of any Incentives outstanding immediately prior to the Effective Time in accordance with the Plan of Arrangement) has been rounded up or down to the nearest whole number of CPG Shares in accordance with the terms of the Plan of Arrangement. For purposes of the disclosure in the above table, the CPG Shares to be issued in connection with the exercise or surrender of any Incentives outstanding immediately prior to the Effective Time in accordance with the Plan of Arrangement have been calculated on the assumption that each Incentive is exercised in exchange for the issuance of one Common Share, rather than on a cashless exercise basis, and does not reflect the deduction of any required withholdings. Pursuant to the Arrangement, all Incentives will be exercised on a cashless exercise basis and will be subject to applicable withholdings. Accordingly, it is expected that fewer CPG Shares and less Cash Consideration will be issued and paid pursuant to the Arrangement than is reflected in the above table. See "The Arrangement - Incentives".

(4) Reflects the gross Cash Consideration payable based on the assumptions described in Note (3) above. No required withholdings have been deducted from such amounts.

(5) Riverstone will receive 41,757,442 CPG Shares in exchange for their Common Shares pursuant to the Arrangement. Mr. Tichio is a Partner of Riverstone and Mr. Shah is an employee of Riverstone. Neither of Messrs. Tichio nor Shah has or shares voting or investment discretion with respect to the Common Shares held of record by Riverstone.

(6) Includes 3,195 Common Shares held by Mr. Sobie's spouse.

(7) Includes 17,000 Common Shares held by Mr. Molnar's spouse.

(8) Includes 45,706 Common Shares under which Mr. McDermott exercises control or discretion for Rusheen Capital Management.

See also "The Arrangement - Voting Agreements".

DISSENT RIGHTS

The following description of the rights of Dissenting Shareholders is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of such holder's Common Shares and is qualified in its entirety by the reference to the full text of the Interim Order, which is attached to this Information Circular as Appendix C, and the full text of Section 191 of the ABCA, which is attached to this Information Circular as Appendix F. A Dissenting Shareholder who intends to exercise Dissent Rights should carefully consider and strictly comply with the provisions of Section 191 of the ABCA, as modified by the Interim Order and the Plan of Arrangement. It is strongly encouraged that any registered Shareholder wishing to dissent seek independent legal advice, as the failure to strictly comply with the provisions of that section, as modified by the Interim Order and the Plan of Arrangement, may prejudice such Shareholders' right to dissent.

The Court hearing the application for the Final Order has the discretion to alter the Dissent Rights described herein based on the evidence presented at such hearing.

Under the Interim Order, a registered Shareholder who fully complies with the dissent procedures in Section 191 of the ABCA, as modified by the Interim Order and the Plan of Arrangement, is entitled, if the Arrangement becomes effective, in addition to any other rights the holder may have, to dissent and to be paid by Crescent Point the fair value of the Common Shares held by the holder in respect of which the holder dissents, determined as of the close of business on the last Business Day before the day on which the Arrangement Resolution is adopted. A registered Shareholder may dissent only with respect to all of the Common Shares held by such holder or on behalf of any one beneficial owner and registered in the Dissenting Shareholder's name. Beneficial Shareholders who wish to dissent should be aware that only the registered owner of such Common Shares is entitled to dissent. Accordingly, a Beneficial Shareholder desiring to exercise Dissent Rights must make arrangements for the Common Shares beneficially owned by such Beneficial Shareholder to be registered in the name of such Beneficial Shareholder prior to the time the written objection to the Arrangement Resolution is required to be received by the Corporation or, alternatively, make arrangements for the registered holder of such Common Shares to dissent on behalf of the Beneficial Shareholder.

A registered Shareholder wishing to exercise Dissent Rights with respect to the Arrangement must send a written objection to the Arrangement Resolution, which written objection must be received by, c/o Burnet, Duckworth & Palmer LLP, Suite 2400, 525 - 8th Avenue S.W., Calgary, Alberta T2P 1G1, Attention: Craig O. Alcock, by 5:00 p.m. (Calgary time) on December 13, 2023 (or the Business Day that is five Business Days prior to the date of the Meeting if it is not held on December 20, 2023), and must strictly comply with the dissent procedures described in this Information Circular. A vote against the Arrangement Resolution, whether in person or by proxy, or an abstention shall not constitute a written objection to the Arrangement Resolution.  None of the following Persons will be entitled to exercise Dissent Rights: (a) Shareholders who vote or have instructed a proxyholder to vote their Common Shares in favour of the Arrangement Resolution (but only in respect of such Common Shares); (b) holders of Incentives; and (c) any other Person who is not a registered holder of Common Shares as of the Record Date for the Meeting to be held in connection with the Arrangement. A Shareholder may only exercise its Dissent Rights in respect of all, and not less than all of its Common Shares.

An application may be made to the Court by Crescent Point or by a Dissenting Shareholder after adoption of the Arrangement Resolution to fix the fair value of the Dissenting Shareholder's Common Shares. If such an application to the Court is made by either Crescent Point or a Dissenting Shareholder, Crescent Point must, unless the Court otherwise orders, send to each Dissenting Shareholder a written offer to pay such Person an amount considered by the Crescent Point Board to be the fair value of the Common Shares formerly held by such Dissenting Shareholder. The offer, unless the Court otherwise orders, will be sent to each Dissenting Shareholder at least 10 days before the date on which the application is returnable, if Crescent Point is the applicant, or within 10 days after Crescent Point is served with notice of the application, if a Dissenting Shareholder is the applicant. The offer will be made on the same terms to each Dissenting Shareholder and will be accompanied by a statement showing how the fair value was determined.

A Dissenting Shareholder may make an agreement with Crescent Point for the purchase of such Dissenting Shareholder's Common Shares in the amount of Crescent Point's offer (or otherwise) at any time before the Court pronounces an order fixing the fair value of the Common Shares.

A Dissenting Shareholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application and appraisal. On the application, the Court will make an order fixing the fair value of the Common Shares of all Dissenting Shareholders who are parties to the application, giving judgment in that amount against Crescent Point and in favour of each of those Dissenting Shareholders, and fixing the time within which Crescent Point must pay that amount payable to the Dissenting Shareholders. The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder calculated from the date on which the Dissenting Shareholder ceases to have any rights as a Shareholder until the date of payment.

After the Effective Date, or upon the making of an agreement between Crescent Point and the Dissenting Shareholder as to the payment to be made by Crescent Point to the Dissenting Shareholder, or the pronouncement of a Court order, whichever first occurs, the Dissenting Shareholder will cease to have any rights as a Shareholder other than the right to be paid the fair value of such Dissenting Shareholder's Common Shares in the amount agreed to between Crescent Point and the Dissenting Shareholder or in the amount of the judgment, as the case may be. Until one of these events occurs, the Dissenting Shareholder may withdraw dissent, or if the Arrangement has not yet become effective the Corporation may rescind the Arrangement Resolution, and, in either event, the dissent and appraisal Proceedings in respect of that Dissenting Shareholder will be discontinued.

Crescent Point shall not make a payment to a Dissenting Shareholder under Section 191 of the ABCA if there are reasonable grounds for believing that Crescent Point is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of the assets of Crescent Point would thereby be less than the aggregate of its liabilities. In such event, Crescent Point shall notify each Dissenting Shareholder that it is lawfully unable to pay Dissenting Shareholders for their Common Shares in which case the Dissenting Shareholder may, by written notice to Crescent Point within 30 days after receipt of such notice, withdraw such holder's written objection, in which case such Dissenting Shareholder shall, in accordance with the Interim Order, be deemed to have participated in the Arrangement as a Shareholder. If the Dissenting Shareholder does not withdraw such holder's written objection such Dissenting Shareholder retains status as a claimant against Crescent Point to be paid as soon as Crescent Point is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to creditors but prior to its shareholders.

Dissenting Shareholders who duly exercise their Dissent Rights, and who are ultimately entitled to be paid the fair value for their Common Shares, will be deemed to have transferred their Common Shares to Crescent Point as of the Effective Time and without any further act or formality and free and clear of all Liens, to Crescent Point under the Arrangement in exchange for the right to be paid the fair value of their Common Shares. Such Dissenting Shareholders will not be entitled to any other payment or Consideration, including any payment that would be payable under the Arrangement.

Dissenting Shareholders who are ultimately not entitled, for any reason, to be paid the fair value for their Common Shares will be deemed to have participated in the Arrangement on the same basis as a non-dissenting Shareholder and each such Dissenting Shareholder's Common Shares will be deemed to be transferred to Crescent Point free and clear of all Liens in exchange for the Share Consideration and the Cash Consideration. Unless otherwise waived by Crescent Point, it is a condition to the obligations of Crescent Point to complete the Arrangement that holders of not more than 10% of the issued and outstanding Common Shares immediately prior to the Effective Time shall have validly exercised Dissent Rights and not withdrawn such exercise in connection with the Arrangement as of the Effective Date.

In no circumstances shall Hammerhead, Crescent Point or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Common Shares in respect of which such rights are sought to be exercised. For greater certainty, Incentive Holders shall not be entitled to exercise Dissent Rights in respect of their Incentives.

We urge any Shareholder in considering dissenting to the Arrangement to consult their own tax advisor with respect to the income tax consequences to them of such action. For a general summary of certain Canadian federal income tax implications to a Dissenting Shareholder, see "Certain Canadian Federal Income Tax Considerations - Holders Resident in Canada - Dissenting Resident Holders" and "Certain Canadian Federal Income Tax Considerations - Holders Not Resident in Canada - Dissenting Non-Resident Holders".

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations under the Tax Act in respect of the Arrangement that are generally applicable to a beneficial owner of Common Shares who at all relevant times and for purposes of the Tax Act: (a) deals at arm's length with each of Hammerhead and Crescent Point; (b) is not and will not be affiliated with each of Hammerhead and Crescent Point; and (c) holds Common Shares and will hold CPG Shares received pursuant to the Arrangement as capital property (each such beneficial owner in this section, a "Holder").

This summary is based on the current provisions of the Tax Act in force as of the date hereof, the regulations thereunder, and counsel's understanding of the current published administrative policies and assessing practices of the CRA publicly available prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals") and assumes that the Tax Proposals will be enacted in the form proposed. However, there can be no assurance that the Tax Proposals will be enacted in the form proposed, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals, does not otherwise take into account or anticipate any other changes in Law, whether by judicial, governmental or legislative decision or action or changes in the administrative policies or assessing practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations discussed below.

In addition, this summary is not applicable to a Holder: (a) that is a "financial institution" (as defined in the Tax Act for the purposes of the "mark-to-market rules"); (b) that is a "specified financial institution" (as defined in the Tax Act); (c) an interest in which is, or whose Common Shares are, a "tax shelter" or a "tax shelter investment" (as defined in the Tax Act); (d) whose functional currency is the currency of a country other than Canada; (e) that is a "foreign affiliate" (as defined in the Tax Act) of a taxpayer resident in Canada; (f) that has entered into or will enter into a "synthetic disposition agreement", or a "derivative forward agreement" (as such terms are defined in the Tax Act) with respect to Common Shares or CPG Shares; (g) that, immediately following the Arrangement, will, either alone or together with persons with whom such Holder does not deal at arm's length, beneficially own CPG Shares which have a fair market value in excess of 50% of the fair market value of all outstanding CPG Shares; (h) that receives dividends on its CPG Shares under or as part of a "dividend rental arrangement" (as defined in the Tax Act); (i) that is exempt from tax under Part I of the Tax Act; or (j) that acquired or will acquire any of their Common Shares (including any Legacy Shares) under an equity-based employment compensation arrangement, including in connection with the exercise, surrender or transfer of Incentives under the Arrangement. All such Holders should consult with their own tax advisors to determine the tax consequences to them of the Arrangement.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations. This summary is not, and should not be construed as, legal, business or tax advice to any particular Holder and no representation with respect to the tax consequences to any particular Holder is made. Accordingly, all Holders should consult their own tax advisors regarding the Canadian federal income tax consequences of the Arrangement applicable to their particular circumstances, and any other consequences to them of such transactions under Canadian federal, provincial, local and foreign tax Laws.

This summary is not applicable to any Incentives Holders or holders of other conversion or exchange rights to acquire Common Shares, and the tax considerations relevant to such holders are not discussed herein. Any such Persons referenced above should consult their own tax advisor with respect to the tax consequences of the Arrangement.

Capital Property

Common Shares and CPG Shares generally will be considered capital property to a Holder for purposes of the Tax Act provided the Holder does not use or hold, and is not deemed to use or hold, the Common Shares or CPG Shares in the course of carrying on a business of buying and selling securities or as part of an adventure or concern in the nature of trade.

Currency Conversion

Subject to certain exceptions that are not discussed herein, for the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of securities (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars. Amounts denominated in another currency must be converted into Canadian dollars as determined in accordance with the Tax Act, generally based on the Bank of Canada spot exchange rate on the date such amounts arise or such other rate of exchange as is acceptable to the Minister of National Revenue (Canada). The amount of dividends to be included in the income of, and the amount of capital gains or capital losses realized by, a Holder may be affected by fluctuation in the relevant Canadian dollar exchange rate.

Holders Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention is, or is deemed to be, resident in Canada (a "Resident Holder").

Certain Resident Holders whose Common Shares might not otherwise qualify as capital property may, in certain circumstances, be eligible to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Common Shares, CPG Shares received under the Arrangement and every other "Canadian security" (as defined in the Tax Act) owned by such Resident Holder in the taxation year in which the election is made or in any subsequent taxation year, be deemed to be capital property. Resident Holders should consult their own tax advisors as to whether they hold or will hold their Common Shares and CPG Shares as capital property and whether such election can or should be made.

Disposition of Common Shares under the Arrangement

No Section 85 Election

The following section is applicable to a Resident Holder (other than a Resident Dissenter) that does not make a valid joint election with Crescent Point pursuant to section 85 of the Tax Act with respect to the disposition of their Common Shares (a "Section 85 Election"). Under the Arrangement, a Resident Holder that does not make a valid Section 85 Election will be deemed to transfer a fraction of each Common Share equal to the Cash Consideration Common Share for the Cash Consideration and will thereafter transfer the remaining fraction of such Common Share equal to the Share Consideration Common Share for the Share Consideration. Such a Resident Holder will be considered:

(a) to have received only the Cash Consideration in exchange for such fraction of the Common Share equal to the Cash Consideration Common Share; and

(b) to have received only the Share Consideration in exchange for such fraction of the Common Share equal to the Share Consideration Common Share.

A Resident Holder will generally recognize a capital gain (or a capital loss) on the disposition of the fraction of the Common Share equal to the Cash Consideration Common Share to the extent that the Cash Consideration exceeds (or is less than) the aggregate of the Resident Holder's adjusted cost base of such fraction of the Common Share immediately before the time of disposition and any reasonable costs of disposition. See "Taxation of Capital Gains and Capital Losses" below. For this purpose, the adjusted cost base of each fraction of each Common Share equal to the Cash Consideration Common Share will be equal to the portion of the adjusted cost base of each whole Common Share that is the fraction of that Common Share being exchanged for the Cash Consideration. The remaining portion of the adjusted cost base of each Common Share will be attributable to the fraction of such Common Share equal to the Share Consideration Common Share.

A Resident Holder will not recognize a capital gain (or capital loss) on the disposition of the fraction of each Common Share equal to the Share Consideration Common Share pursuant to section 85.1 of the Tax Act, unless the Resident Holder chooses to recognize a capital gain (or capital loss) by including such capital gain (or capital loss) in computing the Resident Holder's income for the taxation year in which the exchange takes place, as described below.

Where a Resident Holder does not choose to recognize a capital gain (or capital loss) on the disposition of the fraction of the Common Share equal to the Share Consideration Common Share exchanged for the Share Consideration under the Arrangement, the Resident Holder will be considered to have disposed of such fraction of the Common Share for proceeds of disposition equal to the Resident Holder's aggregate adjusted cost base of such fraction of the Common Share, determined immediately before the exchange. The aggregate cost to the Resident Holder of the aggregate Share Consideration acquired in exchange for such fractions of the Common Shares will equal the aggregate adjusted cost base to the Resident Holder of all such fractions of a Common Share. This cost will be averaged with the adjusted cost base of all other CPG Shares held by the Resident Holder for the purposes of determining the adjusted cost base of each CPG Share held by the Resident Holder after the exchange.

Where a Resident Holder chooses to recognize a capital gain (or capital loss) on the disposition of each fraction of a Common Share equal to the Share Consideration Common Share exchanged for the Share Consideration under the Arrangement, the Resident Holder will recognize a capital gain (or capital loss) equal to the amount, if any, by which the aggregate fair market value of the aggregate Share Consideration received, net of any reasonable costs of disposition, exceeds (or is less than) the aggregate adjusted cost base of such fractions of the Common Shares exchanged by the Resident Holder, determined immediately before the exchange. See "Taxation of Capital Gains and Capital Losses" below. The aggregate cost to the Resident Holder of the aggregate Share Consideration acquired in exchange for the fractions of a Common Share equal to the Share Consideration Common Share will be equal to their fair market value at the Effective Time. This cost will be averaged with the adjusted cost base of all other CPG Shares held by the Resident Holder for the purposes of determining the adjusted cost base of each CPG Share held by the Resident Holder after the exchange.

With a Section 85 Election

A Resident Holder (other than a Resident Dissenter) that is an Eligible Shareholder is entitled to make a Section 85 Election, and may thereby defer all or a portion of a capital gain that would otherwise be recognized for purposes of the Tax Act in respect of the disposition of Common Shares under the Arrangement, depending on the Elected Amount (as defined below), the Resident Holder's adjusted cost base of the Common Shares at the time of the disposition, and subject to Section 85 Election requirements being met under the Tax Act.

A Resident Holder making a Section 85 Election will be required to designate an amount (the "Elected Amount") in the Section 85 Election form that will be deemed to be the proceeds of disposition of the Resident Holder's Common Shares. In general, the Elected Amount may not be:

  less than the aggregate amount of Cash Consideration received by the Resident Holder;
  less than the lesser of (a) the Resident Holder's aggregate adjusted cost base of the Common Shares, and (b) the aggregate fair market value of the Resident Holder's Common Shares, in each case determined at the time of the disposition;
  greater than the fair market value of the Resident Holder's Common Shares at the time of the disposition.

An Elected Amount specified by a Resident Holder that does not comply with these limitations will automatically be adjusted under the Tax Act so that it is in compliance, and the amount so adjusted will be deemed to be the Elected Amount for purposes of such Section 85 Election. A Resident Holder that properly makes and files a valid Section 85 Election (an "Electing Holder") will be deemed for all purposes, including for the purposes of the Plan of Arrangement and Tax Act, to have transferred all of such Electing Holder's Common Shares to Crescent Point as a single transaction for consideration consisting of the combination of the aggregate Cash Consideration and Share Consideration received by such Electing Holder under the Arrangement.

The Canadian federal income tax treatment to an Electing Holder generally will be as follows:

  the Electing Holder will be deemed to have disposed of the Electing Holder's Common Shares for proceeds of disposition equal to the Elected Amount;
  the Electing Holder will not realize a capital gain (or capital loss) if the Elected Amount equals the aggregate of the Electing Holder's adjusted cost base of the Common Shares (determined immediately before the time of disposition) and any reasonable costs of disposition;
  if the Elected Amount exceeds the Electing Holder's adjusted cost base of the Common Shares (determined immediately before the time of disposition), then the Electing Holder will realize a capital gain equal to such excess less any reasonable costs of disposition;
  if the Electing Holder's adjusted cost base of the Common Shares (determined immediately before the time of disposition) exceeds the Elected Amount, then the Electing Holder will realize a capital loss equal to such excess; and
  the aggregate cost to the Electing Holder of the aggregate Share Consideration acquired on the exchange will equal the Elected Amount less the aggregate amount of any Cash Consideration received by the Electing Holder, and for the purpose of determining the Electing Holder's adjusted cost base of those CPG Shares, such cost will be averaged with the Electing Holder's adjusted cost base of all other CPG Shares, if any, held at the Effective Time.

For a description of the tax treatment of capital gains and capital losses, see "Taxation of Capital Gains and Capital Losses" below.

To make a Section 85 Election, a Resident Holder must provide two signed copies of the necessary election forms to Crescent Point no later than (i) if the Effective Date occurs on or before December 31, 2023, March 1, 2024; or (ii) if the Effective Date occurs after December 31, 2023, within 90 days following the Effective Date, duly completed with the details of the number of Common Shares transferred and the Elected Amount. The relevant federal tax election form is CRA form T2057 (or, if the Resident Holder is a partnership, CRA form T2058). A tax instruction letter containing general instructions on how to make the Section 85 Election and two partially completed CRA form T2057 will be made available on Crescent Point's website following the Effective Date. Certain provincial jurisdictions require that a separate joint election be filed for provincial income tax purposes and any such provincial tax forms will not be included with the tax instruction letter.

Subject to the election forms being correct and complete and complying with the provisions of the Tax Act (and applicable provincial income tax law), the forms will be signed by Crescent Point and returned to such Resident Holder by the earlier of (a) if the Effective Date occurs on or before December 31, 2023 and the forms are received by Crescent Point by March 1, 2024, April 15, 2024 and (b) 60 days after the receipt thereof by Crescent Point for filing with the Canada Revenue Agency (or the applicable provincial taxing authority) by the Resident Holder (the "Applicable Deadline"). Crescent Point will not be responsible for the proper completion of any election form and, except for Crescent Point's obligation to return (by the Applicable Deadline) duly completed election forms which are received by Crescent Point within 90 days of the Effective Date. Crescent Point will not be responsible for any taxes, interest or penalties resulting from the failure by a Resident Holder to properly complete or file the election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, Crescent Point may choose to sign and return an election form received by Crescent Point more than 90 days following the Effective Date, but Crescent Point will have no obligation to do so. With the exception of the execution and delivery of completed Section 85 Election forms by Crescent Point by the Applicable Deadline, compliance with the requirements for making a valid Section 85 Election will be the sole responsibility of the Resident Holder making the election.

Each Resident Holder is urged to consult the Resident Holder's own advisors as soon as possible respecting the deadlines applicable to the Resident Holder's particular circumstances. Resident Holders may be required to forward their tax election forms to Crescent Point earlier than 90 days after the Effective Date in order to avoid late filing penalties. All Resident Holders who wish to make a Section 85 Election should give immediate attention to this matter and in particular should consult their own tax advisors without delay. The comments herein with respect to such elections are provided for general assistance only. The law in this area is complex and contains numerous technical requirements not addressed in this summary.

Resident Holders should consult their own tax advisors to determine whether they must file separate election forms with any provincial taxing jurisdiction. It is the responsibility of each Resident Holder who wishes to make an election for provincial income tax purposes to obtain any necessary provincial election forms. In addition, special compliance rules apply where the Common Shares are held in joint ownership or are held as partnership property, and affected Resident Holders should consult their own tax advisors to determine all relevant filing requirements and procedures (including under provincial legislation) applicable in their particular circumstances.

Dissenting Resident Holders

A Resident Holder who validly exercises Dissent Rights (a "Resident Dissenter") will be deemed to have transferred such Resident Dissenter's Common Shares to Crescent Point under the Arrangement and will be entitled to receive a payment from Crescent Point of an amount equal to the fair value of the Resident Dissenter's Common Shares.

A Resident Dissenter who is entitled to be paid the fair value of their Common Shares by Crescent Point will realize a capital gain (or a capital loss) to the extent that such payment (other than any portion thereof that is interest awarded by a court) exceeds (or is less than) the aggregate of the adjusted cost base of the Common Shares to the Resident Dissenter immediately before their transfer to Crescent Point pursuant to the Arrangement and the Resident Dissenter's reasonable costs of the disposition. See "Taxation Capital Gains and Capital Losses" below.

A Resident Dissenter will be required to include in computing their income any interest awarded by a court in connection with the Arrangement.

Taxation of Capital Gains and Capital Losses

Generally, a Resident Holder will be required to include in computing income for a taxation year one-half of the amount of any capital gain (a "taxable capital gain") realized in that year. A Resident Holder will generally be entitled to deduct one-half of the amount of any capital loss (an "allowable capital loss") realized in a taxation year from taxable capital gains realized by the Resident Holder in that taxation year. Allowable capital losses in excess of taxable capital gains for a taxation year may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years, subject to the detailed rules contained in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of Common Shares may be reduced by the amount of dividends received or deemed to be received by the Resident Holder on such Common Shares (or on shares for which the Common Shares have been substituted) to the extent and under the circumstances described by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares, directly or indirectly, through a partnership or a trust. Resident Holders to whom these rules may be relevant should consult their own advisors.

Resident Holders should also note the comments under "Alternative Minimum Tax" and "Additional Refundable Tax" below.

Dividends on CPG Shares

Dividends received or deemed to be received on CPG Shares held by a Resident Holder will be included in the Resident Holder's income for the purposes of the Tax Act. Such dividends received by a Resident Holder that is an individual (other than certain trusts) will be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit in respect of dividends designated by Crescent Point as "eligible dividends". There may be limitations on Crescent Point's ability to designate dividends as "eligible dividends". Crescent Point has, by notice on its website, indicated that all dividends paid by it will be designated as eligible dividends until a notification of change is posted on its website.

In the case of a Resident Holder that is a corporation, the amount of any taxable dividend will be included in computing its income and generally will be deductible in computing the Resident Holder's taxable income. In certain circumstances, the Tax Act will treat a taxable dividend received or deemed to be received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances. A Resident Holder that is a "private corporation" or a "subject corporation", each as defined in the Tax Act, may be liable to pay a tax (refundable in certain circumstances) under Part IV of the Tax Act on dividends received (or deemed to be received) on the CPG Shares to the extent that such dividends are deductible in computing the Resident Holder's taxable income.

Dispositions of CPG Shares

A future disposition or a deemed disposition of a CPG Share by a Resident Holder (other than in a tax deferred disposition, or a disposition to Crescent Point in circumstances other than a purchase by Crescent Point in the open market in the manner in which shares are normally purchased by a member of the public in the open market) will generally result in the Resident Holder realizing a capital gain (or capital loss) in the year of the disposition equal to the amount by which the proceeds of disposition of the CPG Share exceed (or are less) than the aggregate of the Resident Holder's adjusted cost base thereof and any reasonable costs of disposition. The adjusted cost base of a CPG Share to a Resident Holder generally will be the average of the cost of all CPG Shares held at the particular time by such Resident Holder as capital property.

See "Taxation of Capital Gains and Capital Losses" above for a general discussion of the treatment of capital gains and capital losses under the Tax Act.

Alternative Minimum Tax

Taxable dividends received or deemed to be received, or a capital gain realized, by a Resident Holder who is an individual or trust (other than certain specified trusts) may give rise to liability for alternative minimum tax under the Tax Act. The 2023 Canadian Federal Budget included proposals to amend the minimum tax rules in the Tax Act. Tax Proposals relating to such proposals were released on August 4, 2023 and such Tax Proposals, if adopted, may affect the liability of a Resident Holder for minimum tax. Resident Holders who are individuals should consult their own tax advisors in this regard.

Additional Refundable Tax

A Resident Holder that is throughout the relevant taxation year a "Canadian-controlled private corporation" (as defined in the Tax Act) may be required to pay an additional tax (refundable in certain circumstances) on certain investment income, which includes taxable capital gains, dividends or deemed dividends not deductible in computing taxable income and interest. Such additional tax may also apply to a Resident Holder if it is or is deemed to be a "substantive CCPC" (as defined in the Tax Proposals released on August 9, 2022) at any time in a relevant taxation year which ends on or after April 7, 2022, in accordance with the Tax Proposals released on August 9, 2022. Any such Resident Holders should consult with their own tax advisors in this regard.

Eligibility for Investment by Registered Plans

CPG Shares received by Resident Holders under the Arrangement will be qualified investments under the Tax Act at the Effective Time for trusts governed by registered retirement savings plans ("RRSP"), registered retirement income funds ("RRIF"), registered education savings plans ("RESP"), registered disability savings plans ("RDSP"), tax-free savings accounts ("TFSA"), first home savings accounts ("FHSA" and, together with RRSP, RRIF, RESP, RDSP and TFSA, "Registered Plans"), and deferred profit sharing plans, provided that at the Effective Time the CPG Shares are listed on a "designated stock exchange", as defined in the Tax Act (which currently includes the TSX and the NYSE).

Notwithstanding that CPG Shares may be qualified investments for a trust governed by a Registered Plan, the holder, subscriber or annuitant of the Registered Plan, as the case may be, will be subject to a penalty tax as set out in the Tax Act if such CPG Shares are a "prohibited investment" for a trust governed by the Registered Plan for purposes of the Tax Act. A CPG Share will generally be a "prohibited investment" for a trust governed by a Registered Plan if the holder, subscriber or annuitant, as the case may be: (a) does not deal at arm's length with Crescent Point for the purposes of the Tax Act; or (b) has a "significant interest" (as defined in the Tax Act) in Crescent Point. In addition, the CPG Shares will generally not be a prohibited investment if such shares are "excluded property" (as defined in the Tax Act for purposes of the prohibited investment rules) for such trust.

Resident Holders who would receive CPG Shares within a Registered Plan pursuant to the Arrangement should consult their own tax advisors regarding their particular circumstances in advance of the Arrangement.

Holders Not Resident in Canada

The following portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty, is neither resident nor deemed to be resident in Canada, and does not, and will not, use or hold, and is not deemed to, and will not be deemed to, use or hold, Common Shares or CPG Shares in connection with carrying on a business in Canada (a "Non-Resident Holder"). Special rules, which are not discussed in this summary, apply to a Holder that is an "authorized foreign bank" (as defined in the Tax Act) or an insurer carrying on business in Canada and elsewhere. Such Holders should consult their own tax advisors.

Disposition of Common Shares under the Arrangement

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain, or entitled to deduct any capital loss, realized on the disposition of Common Shares to Crescent Point under the Arrangement unless the Common Shares constitute "taxable Canadian property" and do not constitute "treaty-protected property" to the Non-Resident Holder.

Generally, a Common Share will not be taxable Canadian property of a Non-Resident Holder at a particular time provided that the share is listed on a "designated stock exchange" (which currently includes the TSX and NASDAQ) unless, at any time during the 60-month period immediately preceding the disposition: (a) the Non-Resident Holder, any one or more other persons with whom the Non-Resident Holder did not deal at arm's length, any partnership in which the Non-Resident Holder or a person with whom the Non-Resident Holder did not deal at arm's length holds a membership interest directly or indirectly through one or more partnerships, or the Non-Resident Holder together with such persons and partnerships, held 25% or more of the issued shares of any class or series in the capital of Hammerhead; and (b) more than 50% of the fair market value of the share was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, "Canadian resource properties" or "timber resource properties", (both as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists). Notwithstanding the foregoing, in certain other circumstances a Common Share could be deemed to be taxable Canadian property for the purposes of the Tax Act. Non-Resident Holders should consult their own tax advisors in this regard.

Even if the Common Shares are taxable Canadian property to a Non-Resident Holder, a taxable capital gain resulting from the disposition of the Common Shares will not be included in computing the Non-Resident Holder's taxable income earned in Canada for the purposes of the Tax Act if, at the time of the disposition, the Common Shares constitute "treaty-protected property" of the Non-Resident Holder for purposes of the Tax Act. Common Shares will generally be considered "treaty-protected property" of a Non-Resident Holder for purposes of the Tax Act at the time of the disposition if the gain from their disposition would, because of an applicable income tax treaty between Canada and the country in which the Non-Resident Holder is resident for purposes of such treaty and in respect of which the Non-Resident Holder is entitled to receive benefits thereunder, be exempt from tax under the Tax Act.

In the event that the Common Shares constitute taxable Canadian property and are not treaty-protected property to a particular Non-Resident Holder, the Non-Resident Holder will generally have the same tax considerations described above under "Holders Resident in Canada - Disposition of Common Shares under the Arrangement " and "Holders Resident in Canada - Taxation of Capital Gains and Capital Losses", provided that a Section 85 Election may only be made by a Non-Resident Holder that is an Eligible Shareholder. A Non-Resident Holder who disposes of taxable Canadian property that is not treaty-protected property may have to file a Canadian income tax return for the year in which the disposition occurs, regardless of whether the Non-Resident Holder is liable for tax under the Tax Act in respect of such disposition.

Non-Resident Holders whose Common Shares are, or may be, taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances, including whether their Common Shares constitute treaty-protected property, and any resulting Canadian tax reporting obligations.

Dissenting Non-Resident Holders

A Non-Resident Holder of Common Shares who validly exercises Dissent Rights (a "Non-Resident Dissenter") will be deemed to have transferred such Non-Resident Dissenter's Common Shares to Crescent Point under the Arrangement, and will be entitled to receive a payment from Crescent Point of an amount equal to the fair value of the Non-Resident Dissenter's Common Shares.

A Non-Resident Dissenter who is entitled to be paid the fair value of their Common Shares by Crescent Point will realize a capital gain (or a capital loss) to the extent that such payment (other than any portion thereof that is interest awarded by a court) exceeds (or is less than) the aggregate of the adjusted cost base of the Common Shares to the Non-Resident Dissenter immediately before their transfer to Crescent Point pursuant to the Arrangement and the Non-Resident Dissenter's reasonable costs of the disposition.

As discussed above under "Holders Not Resident in Canada - Disposition of Common Shares under the Arrangement", any resulting capital gain would only be subject to tax under the Tax Act if the Common Shares are taxable Canadian property to the Non-Resident Holder at the Effective Time and are not treaty-protected property of the Non-Resident Holder at that time.

Any interest awarded by a court in connection with the Arrangement and paid or deemed to be paid to a Non-Resident Dissenter will not be subject to Canadian withholding tax, unless such interest constitutes "participating debt interest" for purposes of the Tax Act.

Non-Resident Holders should consult their own tax advisors with respect to the Canadian federal income tax consequences of exercising their Dissent Rights.

Dividends on CPG Shares

Any dividends paid or credited, or deemed to be paid or credited, on CPG Shares to a Non-Resident Holder will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend unless the rate is reduced under the provisions of an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident for purposes of such treaty and in respect of which the Non-Resident Holder is entitled to receive benefits thereunder. For instance, where the Non-Resident Holder is a resident of the United States and is entitled to the benefits under the Canada United States Income Tax Convention (1980) as amended and is the beneficial owner of the dividends, the rate of Canadian withholding tax applicable to dividends is generally reduced to 15%.

Dispositions of CPG Shares

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on the disposition or deemed disposition of CPG Shares unless such CPG Shares constitute "taxable Canadian property" (as defined in the Tax Act) of the Non-Resident Holder and are not "treaty-protected property" (as defined in the Tax Act) of the Non-Resident Holder at the time of such disposition or deemed disposition.

Pursuant to the provisions of the Tax Act, where Common Shares constitute "taxable Canadian property" to a Non-Resident Holder, any: (a) CPG Shares received by the Non-Resident Holder in exchange for the Non-Resident Holder's Share Consideration Common Shares utilizing the rollover available under subsection 85.1(1) of the Tax Act; or (b) CPG Shares received by the Non-Resident Holder under the Arrangement if the Non-Resident Holder makes a Section 85 Election will be deemed to constitute "taxable Canadian property" to the Non-Resident Holder throughout the period that begins at the Effective Time and ends on the day that is 60 months after the Effective Time. The result is that such Non-Resident Holder may be subject to tax under the Tax Act on future gains realized on a disposition of any CPG Shares received under the Arrangement so long as the CPG Shares constitute "taxable Canadian property" and are not "treaty-protected property" (as those terms are defined in the Tax Act) of the Non-Resident Shareholder, at the time of disposition.

In addition, the circumstances described above under "Holders Not Resident in Canada - Disposition of Common Shares under the Arrangement" above in which Common Shares may constitute "taxable Canadian property" or "treaty-protected property" of a Non-Resident Holder are generally applicable to the CPG Shares.

Non-Resident Holders whose CPG Shares may constitute taxable Canadian property are urged to consult their own tax advisers with respect to the Canadian federal tax consequences to them of disposing of CPG Shares, including any resulting Canadian tax reporting obligations.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of certain U.S. federal income tax considerations under the U.S. Tax Code, generally applicable to certain U.S. Holders (as defined below) relating to the Arrangement, the receipt of the Consideration pursuant to the Arrangement, and the ownership and disposition of CPG Shares by such U.S. Holders following the Arrangement. Shareholders of Hammerhead who are not U.S. Holders should consult with and rely solely upon their own tax advisors with respect to the U.S. federal income tax considerations related to the ownership and disposition of CPG Shares following the closing of the Arrangement. This discussion is based upon the provisions of the U.S. Tax Code, existing final and temporary Treasury regulations promulgated thereunder (the "Treasury Regulations"), the Canada-United States Tax Convention (1980), as amended, and current administrative rulings and court decisions in effect on the date hereof, all of which are subject to change, possibly with retroactive effect, and to differing interpretations. Changes in these authorities may cause the U.S. federal income tax consequences to vary substantially from those described below.

This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state or local, U.S. federal net investment income or non-U.S. tax consequences to U.S. Holders of the Arrangement or the ownership and disposition of CPG Shares received pursuant to the Arrangement. This summary does not discuss the U.S. tax consequences of the Arrangement to holders with respect to their Incentives. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements.

No legal opinion from U.S. legal counsel or ruling from the United States Internal Revenue Service (the "IRS") has been requested, or is expected to be obtained, regarding the U.S. federal income tax consequences described herein. This discussion is not binding on the IRS or any court, and there can be no assurance that the IRS will not take a contrary position or that such a position would not be sustained by a court. This discussion also assumes that the Arrangement is carried out as described in this Information Circular and that the Arrangement is not integrated with any other transaction for U.S. federal income tax purposes.

This discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder of Common Shares (or, after the Arrangement, CPG Shares) and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder is made. This summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. This discussion applies only to U.S. Holders that own Common Shares and will own CPG Shares as "capital assets" within the meaning of Section 1221 of the U.S. Tax Code (generally, property held for investment), and does not discuss all of the U.S. federal income tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law, including without limitation:

  banks, trusts, mutual funds and other financial institutions;
  regulated investment companies or real estate investment trusts;
  traders in securities that elect to apply a mark-to-market method of accounting;
  brokers, dealers or traders in securities, currencies or commodities;
  tax-exempt organizations, tax-qualified retirement accounts, or pension funds;
  insurance companies;
  dealers or brokers in securities or foreign currency;
  individual retirement and other tax-deferred accounts;
  holders whose functional currency is not the U.S. dollar;
  U.S. expatriates or former long-term residents of the United States;
  persons subject to taxing jurisdictions other than, or in addition to, the United States;
  persons subject to special tax accounting rules;
  holders that own, directly, indirectly or constructively, 5% or more of the total voting power or total value of all of the outstanding Common Shares or CPG Shares, as applicable;
  persons liable for the alternative minimum tax;
  holders that hold their shares as part of a straddle, hedging, conversion, constructive sale or other risk reduction transaction;
  holders other than U.S. Holders;
  partnerships or other pass-through entities (and partners or other owners thereof);
  S corporations (and shareholders thereof);

  holders that received Common Shares in exchange for New SPAC Class B Common Shares or through the conversion or exercise of DCRD Private Placement Warrants;
  the initial shareholders of DCRD, DCRD Sponsor, and DCRD management or Hammerhead's officers or directors; and
  holders, such as holders of Incentives, who received their Common Shares through the exercise or cancellation of Incentives or otherwise as compensation for services or through a tax-qualified retirement plan.

U.S. Holders that are subject to special provisions under the U.S. Tax Code, including U.S. Holders described immediately above, should consult with and rely solely upon their own tax advisors regarding the U.S. federal, state and local, and non-U.S. tax consequences relating to the Arrangement, the receipt of the Consideration pursuant to the Arrangement, and the ownership and disposition of CPG Shares by such U.S. Holders following the Arrangement.

U.S. Holders are urged to also review the separate discussion concerning Canadian federal income tax consequences. See "Certain Canadian Federal Income Tax Considerations".

For purposes of this discussion, a "U.S. Holder" means a beneficial owner of Common Shares at the time of the Arrangement and, to the extent applicable, CPG Shares following the Arrangement, that is:

  an individual who is a citizen or resident of the United States, as determined for U.S. federal income tax purposes;
  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the Laws of the United States or any state thereof or the District of Columbia;
  an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
  a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership, including for this purpose any entity or arrangement that is treated as a partnership or other "pass-through" entity for U.S. federal income tax purposes, holds Common Shares at the time of the Arrangement or, to the extent applicable, CPG Shares following the Arrangement, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership and partners in such partnership are urged to consult with and rely solely upon their own tax advisors about the U.S. federal income tax consequences of the Arrangement.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL UNITED STATES TAX CONSEQUENCES RELATING TO THE ARRANGEMENT AND HOLDING AND DISPOSING OF CPG SHARES RECEIVED PURSUANT TO THE ARRANGEMENT. SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE U.S. FEDERAL INCOME AND OTHER TAX CONSIDERATIONS RELATING TO THE ARRANGEMENT IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS THE EFFECT OF ANY STATE, LOCAL OR NON-U.S. TAX LAWS.

U.S. Federal Income Tax Consequences of the Arrangement and the Receipt of the Consideration Pursuant to the Arrangement

A U.S. Holder will generally recognize gain or loss on the exchange of Common Shares for cash and CPG Shares equal to the difference, if any, between (a) the U.S. dollar value of the Consideration received pursuant to the Arrangement and (b) such U.S. Holder's adjusted tax basis in the Common Shares surrendered in exchange therefor. Subject to the passive foreign investment company ("PFIC") rules discussed below, such recognized gain or loss would generally constitute capital gain or loss and would constitute long-term capital gain or loss if the U.S. Holder's holding period for the Common Shares exchanged is greater than one year as of the date of the exchange. Certain non-corporate U.S. Holders are entitled to preferential tax rates with respect to net long-term capital gains. The deductibility of capital losses is subject to significant limitations under the U.S. Tax Code.

U.S. Federal Income Tax Consequences of the Ownership and Disposition of CPG Shares

The following discussion is subject in its entirety to the rules described below under the heading "-Passive Foreign Investment Company Considerations".

Tax Characterization of Distributions with Respect to CPG Shares

Subject to the PFIC rules discussed below, if Crescent Point pays distributions of cash or other property to U.S. Holders of CPG Shares, the gross amount of such distributions (without reduction for any Canadian income tax withheld from such distribution) generally will constitute dividends for U.S. federal income tax purposes to the extent paid from Crescent Point's current or accumulated earnings and profits, as determined under U.S. federal income tax principles, and will be treated as described in the section entitled "-Distributions Treated as Dividends" below. Distributions in excess of Crescent Point's current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder's adjusted tax basis in its CPG Shares, that will be applied against and reduce (but not below zero) the U.S. Holder's adjusted tax basis in its CPG Shares. Any remaining portion of the distribution will be treated as gain from the sale or exchange of CPG Shares and will be treated as described in the section entitled "-Gain or Loss on Sale or Other Taxable Exchange or Disposition of CPG Shares" below. However, Crescent Point does not expect to maintain calculations of its earnings and profits in accordance with U.S. federal income tax accounting principles. A U.S. Holder should therefore assume that any distribution by Crescent Point with respect to CPG Shares will be reported as dividend income. U.S. Holders are urged to consult with and rely solely upon their own tax advisors with respect to the appropriate U.S. federal income tax treatment of any distribution received from Crescent Point.

Distributions Treated as Dividends

Dividends paid by Crescent Point will be taxable to a corporate U.S. Holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Dividends Crescent Point pays to a non-corporate U.S. Holder generally will constitute "qualified dividends" that will be subject to U.S. federal income tax at the lower applicable long-term capital gains tax rate only if (a) CPG Shares are readily tradeable on an established securities market in the United States or Crescent Point is eligible for benefits of a comprehensive income tax treaty with the United States, and (b) certain holding period and other requirements are met, including that Crescent Point is not classified as a PFIC during the taxable year in which the dividend is paid or a preceding taxable year with respect to such U.S. Holder. As discussed below, if a U.S. Holder held shares in Crescent Point when it was classified as a PFIC, Crescent Point would generally continue to be treated as a PFIC with respect to such U.S. Holder in a taxable year even if Crescent Point would otherwise not be classified as a PFIC in such taxable year. If such holding period and other requirements are not satisfied, a non-corporate U.S. Holder may be subject to tax on the dividend at regular ordinary income tax rates instead of the preferential rate that applies to qualified dividend income. U.S. Holders should consult with and rely solely upon their own tax advisors regarding the availability of the lower preferential rate for qualified dividend income for any dividends paid with respect to CPG Shares.

Dividends paid with respect to CPG Shares will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally be treated as passive category income or, in the case of certain types of U.S. Holders, general category income for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes. Depending on the U.S. Holder's individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any non-U.S. withholding taxes imposed on dividends received on CPG Shares. A U.S. Holder that does not elect to claim a foreign tax credit for non-U.S. tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes.

THE RULES GOVERNING THE FOREIGN TAX CREDIT ARE COMPLEX, AND THE OUTCOME OF THEIR APPLICATION DEPENDS IN LARGE PART ON THE U.S. HOLDER'S INDIVIDUAL FACTS AND CIRCUMSTANCES. ACCORDINGLY, U.S. HOLDERS ARE URGED TO CONSULT WITH AND RELY SOLELY UPON THEIR OWN TAX ADVISORS REGARDING THE AVAILABILITY OF THE FOREIGN TAX CREDIT IN THEIR PARTICULAR CIRCUMSTANCES.

Gain or Loss on Sale or Other Taxable Exchange or Disposition of CPG Shares

A U.S. Holder's initial tax basis in the CPG Shares received pursuant to the Arrangement will be equal to the fair market value of such shares (determined as of the Effective Date), and the U.S. Holder's holding period in the CPG Shares received should begin on the day after the Effective Date.

Subject to the PFIC rules discussed below, upon a sale or other taxable disposition of CPG Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between (a) the sum of the amount of cash and the fair market value of any property received in such disposition and (b) the U.S. Holder's adjusted tax basis in the CPG Shares. A U.S. Holder's adjusted tax basis in its CPG Shares generally will equal the U.S. Holder's initial basis in the CPG Shares, less any prior distributions paid to such U.S. Holder that were treated as a return of capital for U.S. federal income tax purposes (as discussed above).

Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder's holding period for the CPG Shares so disposed of exceeds one year. If the one-year holding period requirement is not satisfied, any gain on a sale or other taxable disposition of CPG Shares would be subject to short-term capital gain treatment and would be taxed at regular ordinary income tax rates. Long-term capital gains recognized by non-corporate U.S. Holders may be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to significant limitations under the U.S. Tax Code.

Payments Related to Dissent Rights

For U.S. federal income tax purposes, a U.S. Holder that receives a payment of cash for its Common Shares pursuant to the exercise of Dissent Rights will generally recognize gain or loss equal to the difference, if any, between (a) the cash received and (b) such U.S. Holder's adjusted tax basis in the Common Shares surrendered in exchange therefor. Subject to the PFIC rules discussed below, such recognized gain or loss would generally constitute capital gain or loss and would constitute long-term capital gain or loss if the U.S. Holder's holding period for the Common Shares exchanged pursuant to the exercise of Dissent Rights is greater than one year as of the date of the exchange. Certain non-corporate U.S. Holders are entitled to preferential tax rates with respect to net long-term capital gains. The ability of a U.S. Holder to offset capital losses against ordinary income is limited. The deductibility of capital losses is subject to significant limitations under the U.S. Tax Code.

Receipt of Non-U.S. Currency

The gross amount of any distribution that a U.S. Holder must include in income, or the amount of proceeds on the sale, exchange or other taxable disposition of shares (including the receipt of the Cash Consideration in connection with the Arrangement), generally will be the U.S. dollar amount of the payments made in a currency other than U.S. dollars, calculated by reference to the exchange rate in effect on the day such U.S. Holder actually or constructively receives the payment in accordance with its regular method of accounting for U.S. federal income tax purposes regardless of whether the payment is in fact converted into U.S. dollars at that time. If the non-U.S. currency is converted into U.S. dollars on the date of the payment, the U.S. Holder should not be required to recognize any foreign currency gain or loss with respect to the receipt of non-U.S. currency. If, instead, the non-U.S. currency is converted at a later date, any currency gains or losses resulting from the conversion of the non-U.S. currency will be treated as U.S. source ordinary income or loss for U.S. foreign tax credit purposes, and will not be eligible for the special tax rate applicable to qualified dividend income. U.S. Holders are urged to consult with and rely solely upon their own tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of non-U.S. currency.

Passive Foreign Investment Company Considerations

Adverse U.S. federal income tax rules apply to United States persons that hold, or are treated as holding, shares in a foreign (i.e., non-U.S.) corporation classified as a PFIC for U.S. federal income tax purposes. For the remaining portion of this section entitled "Passive Foreign Investment Company Considerations," except where the context otherwise requires, references to "Hammerhead" include "DCRD", references to "Common Shares" include "DCRD Class A Common Shares" and "DCRD Class A Ordinary Shares," and references to "Warrants" include "DCRD Warrants", in each case, for periods after the Domestication or SPAC Amalgamation, as applicable.

In general, each of Hammerhead and Crescent Point will be treated as a PFIC with respect to a U.S. Holder in any taxable year in which, after applying certain look-through rules, either:

  at least 75% of its gross income for such taxable year consists of passive income (e.g., dividends, interest, rents (other than rents derived from the active conduct of a trade or business), and gains from the disposition of passive assets); or
  the average percentage (ordinarily averaged quarterly over the year) by value of its assets during such taxable year that produce or are held for the production of passive income is at least 50%.

Because Hammerhead's revenue production is uncertain, and because PFIC status is based on income, assets and activities for an entire taxable year, there can be no assurance that Hammerhead will not be treated as a PFIC under the income or asset test for the current taxable year or in any future taxable year. In addition, because DCRD was a blank-check company with no current active business, based upon the composition of its income and assets, and upon review of its financial statements, Hammerhead believes that it (as successor to DCRD) might be considered a PFIC for the taxable years ended December 31, 2021 and December 31, 2022 (the "2021 Tax Year" and "2022 Tax Year" respectively). Pursuant to a "start-up exception," a corporation will not be a PFIC for the first taxable year in which the corporation has gross income (the "start-up year") if (1) no predecessor of the corporation was a PFIC; (2) the corporation establishes to the satisfaction of the IRS that it will not be a PFIC for either of the first two taxable years following the start-up year; and (3) the corporation is not in fact a PFIC for either of those years. In the event that Hammerhead were treated as a PFIC under the income or asset test for the 2022 Tax Year, the start-up exception may be available, so long as Hammerhead is not treated as a PFIC for the 2021 Tax Year and is determined to not be a PFIC for the two taxable years immediately after the close of the 2022 Tax Year. However, if Hammerhead were to be treated as a PFIC for the 2021 Tax Year, the start-up exception may not be available to Hammerhead, and Hammerhead may be treated as a PFIC for the 2022 Tax Year.

Crescent Point believes that it was not a PFIC in 2022, and based on its current and projected assets and operations, it is not expected to be a PFIC for 2023.

For purposes of determining whether Hammerhead or Crescent Point is a PFIC, each company will be treated as earning and owning its proportionate share of the income and assets, respectively, of any of its subsidiary corporations in which it owns at least 25% of the value of the subsidiary's stock. Hammerhead and Crescent Point may each hold, directly or indirectly, interests in other entities that are PFICs ("Subsidiary PFICs"). If either Hammerhead or Crescent Point is a PFIC, each U.S. Holder will be treated as owning its pro rata share by value of the stock of any such Subsidiary PFICs.

Although PFIC status is determined annually, an initial determination that either Hammerhead or Crescent Point is a PFIC for a taxable year will generally apply for subsequent years to a U.S. Holder who held (or is deemed to have held) Common Shares or CPG Shares, as applicable, during a tax year in which the applicable company was a PFIC, whether or not such company would otherwise be classified as a PFIC in those subsequent years. As discussed more fully below, if either Hammerhead or Crescent Point were to be treated as a PFIC for any taxable year in which a U.S. Holder holds Common Shares or CPG Shares, as applicable (regardless of whether the applicable company remains a PFIC for subsequent taxable years), a U.S. Holder would be subject to different tax rules depending on whether the U.S. Holder makes an election to treat the applicable company as a "qualified electing fund" (a "QEF Election"). As an alternative to making a QEF Election, a U.S. Holder may make a "mark-to-market" election with respect to its Common Shares or CPG Shares, as applicable, as discussed below. If Hammerhead or Crescent Point is a PFIC with respect to a U.S. Holder, a U.S. Holder will be subject to the PFIC rules described herein with respect to any of Hammerhead's Subsidiary PFICs. However, the mark-to-market election discussed below will likely not be available with respect to shares of such Subsidiary PFICs. In addition, if a U.S. Holder owns Common Shares or CPG Shares during any taxable year that Hammerhead or Crescent Point, as applicable, is a PFIC, such U.S. Holder must file an annual report with the IRS reflecting such ownership, regardless of whether a QEF Election or a mark-to-market election had been made.

Taxation of U.S. Holders Making a Timely QEF Election.

In general, if Hammerhead or Crescent Point is treated as a PFIC, a U.S. Holder may be able to avoid the PFIC tax consequences described below in respect of its Common Shares or CPG Shares, as applicable, by making a timely and valid QEF Election (if eligible to do so) in the first taxable year in which such U.S. Holder held (or was deemed to hold) Common Shares or CPG Shares, as applicable, and Hammerhead or Crescent Point is classified as a PFIC. Generally, a QEF Election should be made on or before the due date for filing such U.S. Holder's U.S. federal income tax return for such taxable year.

If a U.S. Holder timely makes a QEF Election with respect to its Common Shares or CPG Shares (such electing U.S. Holder, a "QEF Electing Holder"), each year the QEF Electing Holder will be required to include in its income its pro rata share of Hammerhead's or Crescent Point's (and any PFIC Subsidiaries') ordinary earnings (as ordinary income) and net capital gains (as long-term capital gain), if any, for the taxable year of Hammerhead or Crescent Point, as applicable, that ends with or within the taxable year of the QEF Electing Holder, regardless of whether the applicable company makes distributions to the QEF Electing Holder (although a QEF Electing Holder generally may make a separate election to defer the payment of taxes on undistributed income inclusions under the qualified electing fund rules, but if deferred, any such taxes will be subject to an interest charge). The QEF Electing Holder's adjusted tax basis in the Common Shares or CPG Shares, as applicable, would be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed would result in a corresponding reduction in the adjusted tax basis in the QEF Electing Holder's Common Shares or CPG Shares, as applicable, and would not be taxed again once distributed. A QEF Electing Holder would generally recognize capital gain or loss on the sale, exchange, or other disposition of its Common Shares or CPG Shares, as applicable, and no additional tax will be imposed under the PFIC rules.

A U.S. Holder would make a QEF Election with respect to any year that Hammerhead or Crescent Point, and in each case any Subsidiary PFICs, are treated as PFICs by filing IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with its U.S. federal income tax return for such year. Once made, the QEF Election will apply to all subsequent taxable years of the QEF Electing Holder during which it holds Common Shares or CPG Shares, as applicable, unless the applicable company ceases to be a PFIC or such election is revoked by the QEF Electing Holder with the consent of the IRS. In order to comply with the QEF Election requirements, a QEF Electing Holder must receive a PFIC annual information statement from the applicable company. There can be no assurance that either Hammerhead or Crescent Point will provide to a U.S. Holder such information as the IRS may require, including a PFIC annual information statement, in order to enable such U.S. Holder to make and maintain a QEF Election. There is also no assurance that either Hammerhead or Crescent Point will have timely knowledge of its status as a PFIC in the future or of the required information to be provided.

It is not entirely clear how various aspects of the PFIC rules apply to Common Shares received upon exercise of a Warrant, and U.S. Holders are strongly urged to consult with and rely solely upon their own tax advisors regarding the application of such rules to any Common Shares received upon exercise of Warrants in their particular circumstances. A U.S. Holder may not make a QEF Election with respect to its Warrants. If a U.S. Holder that exercises its Warrants properly makes a QEF Election with respect to the newly acquired Common Shares (or has previously made a QEF Election with respect to Common Shares), the QEF Election will apply to the newly acquired Common Shares. Notwithstanding such QEF Election, the adverse tax consequences relating to PFIC shares, adjusted to take into account the current income inclusions resulting from the QEF Election, generally will continue to apply with respect to such newly acquired Common Shares (which generally will be deemed to have a holding period for purposes of the PFIC rules that includes the period the U.S. Holder held the Warrants), unless the U.S. Holder makes a purging election under the PFIC rules. Under one type of purging election, the U.S. Holder will be deemed to have sold such shares at their fair market value, and any gain recognized on such deemed sale will be treated as an excess distribution, as described below. As a result of such purging election, the U.S. Holder will have additional basis (to the extent of any gain recognized on the deemed sale) and, solely for purposes of the PFIC rules, a new holding period in the Common Shares acquired upon the exercise of the Warrants. The application of the rules related to purging elections described above to a U.S. Holder of Warrants that already owns Common Shares is not entirely clear. U.S. Holders are strongly urged to consult with and rely solely upon their own tax advisors regarding the application of the rules governing purging elections to their particular circumstances.

Taxation of U.S. Holders Making a "Mark-to-Market" Election.

Alternatively, if either Hammerhead or Crescent Point is treated as a PFIC for any taxable year and, as Hammerhead and Crescent Point anticipate, Common Shares (prior to closing of the Arrangement) and CPG Shares are treated as "marketable stock," a U.S. Holder that holds Common Shares or CPG Shares at the close of such U.S. Holder's taxable year may make a "mark-to-market" election with respect to such shares, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If made, a mark-to-market election would be effective for the taxable year for which the election is made and for all subsequent taxable years, unless Common Shares or CPG Shares cease to qualify as "marketable stock" for purposes of the PFIC rules or the IRS consents to the revocation of the election.

If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) Common Shares or CPG Shares and in which Hammerhead or Crescent Point, as applicable, is treated as a PFIC, such U.S. Holder generally will not be subject to the PFIC rules described below in respect of its Common Shares or CPG Shares, as applicable. Instead, in general, such U.S. Holder would include as ordinary income in each taxable year the excess, if any, of the fair market value of its Common Shares or CPG Shares at the end of the taxable year over such U.S. Holder's adjusted tax basis in its Common Shares or CPG Shares, as applicable. These amounts of ordinary income would not be eligible for the favourable tax rates applicable to qualified dividend income or long-term capital gains. Such U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of its adjusted tax basis in its Common Shares or CPG Shares over the fair market value of its Common Shares or CPG Shares, as applicable, at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Such U.S. Holder's tax basis in its Common Shares or CPG Shares, as applicable, would be adjusted to reflect any such income or loss amounts. Any gain recognized by such U.S. Holder on the sale, exchange, or other disposition of its Common Shares or CPG Shares would be treated as ordinary income, and any loss recognized on the sale, exchange, or other disposition of its Common Shares or CPG Shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder with respect to such Common Shares or CPG Shares. A mark-to-market election under the PFIC rules with respect to Common Shares or CPG Shares would not apply to a Subsidiary PFIC, and a U.S. Holder would not be able to make such a mark-to-market election in respect of its indirect ownership interest in that Subsidiary PFIC. Consequently, U.S. Holders of Common Shares or CPG Shares could be subject to the PFIC rules with respect to income of Subsidiary PFICs, the value of which already had been taken into account indirectly via mark-to-market adjustments. Special rules may apply if a U.S. Holder makes a mark-to-market election for a taxable year after the first taxable year in which the U.S. Holder holds (or is deemed to hold) its Common Shares or CPG Shares. Currently, a mark-to-market election may not be made with respect to Warrants, and a U.S. Holder's holding period with respect to Common Shares received upon exercise of a Warrant generally will be deemed to have a holding period for purposes of the PFIC rules that includes the period the U.S. Holder held the Warrants.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election.

Finally, if Hammerhead or Crescent Point were treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF Election (including a late QEF Election with a purging election described below) or a mark-to-market election for that year (a "QEF Non-Electing Holder") would be subject to special rules with respect to (a) any "excess distribution" (generally, the portion of any distributions received by the QEF Non-Electing Holder on its Common Shares or CPG Shares, as applicable, during a taxable year in excess of 125% of the average annual distributions received by the QEF Non-Electing Holder during the three preceding taxable years, or, if shorter, the QEF Non-Electing Holder's holding period for its Common Shares or CPG Shares, as applicable) and (b) any gain realized on the sale, exchange, or other disposition of its Common Shares or CPG Shares, as applicable. Under these special rules:

  the QEF Non-Electing Holder's excess distribution or gain would be allocated ratably over the QEF Non-Electing Holder's aggregate holding period for its Common Shares or CPG Shares, as applicable;
  the amount allocated to the QEF Non-Electing Holder's taxable year in which the QEF Non-Electing Holder received the excess distribution or realized the gain, or to the portion of the QEF Non-Electing Holder's holding period prior to the first day of Hammerhead's or Crescent Point's taxable year for which such company was a PFIC, would be taxed as ordinary income; and
  the amount allocated to each of the other taxable years (or portions thereof) of the QEF Non-Electing Holder would be subject to tax at the highest rate of tax in effect for the QEF Non-Electing Holder for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year (or portion thereof).

If a U.S. Holder held Common Shares or CPG Shares during a period when Hammerhead or Crescent Point, as applicable, was treated as a PFIC, but the U.S. Holder did not have a QEF Election in effect with respect to such company (or held Warrants during a period when Hammerhead was treated as a PFIC that were subsequently exercised for Common Shares), then in the event that Hammerhead or Crescent Point, as applicable, did not qualify as a PFIC for a subsequent taxable year, the U.S. Holder could elect to cease to be subject to the rules described above with respect to those shares by making a "deemed sale" election with respect to its Common Shares or CPG Shares. If the U.S. Holder makes a deemed sale election, the U.S. Holder will be treated, for purposes of applying the rules described in the preceding paragraph, as having disposed of its Common Shares or CPG Shares for their fair market value on the last day of the last taxable year for which Hammerhead or Crescent Point, as applicable, qualified as a PFIC (the "termination date"). The U.S. Holder would increase its basis in such Common Shares or CPG Shares, as applicable, by the amount of the gain on the deemed sale described in the preceding sentence, and the amount of gain would be taxed as an excess distribution. Following a deemed sale election, the U.S. Holder would not be treated, for purposes of the PFIC rules, as having owned Common Shares or CPG Shares during a period prior to the termination date when the applicable company qualified as a PFIC and would not be treated as owning PFIC stock thereafter unless the applicable company later qualifies as a PFIC. The holding period for such stock would begin the day after the termination date for purposes of the PFIC rules.

PFIC Reporting Requirements

A U.S. Holder that owns or is deemed to own PFIC shares in any taxable year of the U.S. Holder may have to file an IRS Form 8621, Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund (whether or not a QEF Election or mark-to-market election is made) and provide such other information as may be required by the U.S. Treasury Department. Failure to file a required form or provide required information will extend the statute of limitations on assessment of a deficiency until the required form or information is furnished to the IRS.

THE PFIC RULES (INCLUDING THE RULES WITH RESPECT TO THE QEF ELECTION AND THE MARK-TO-MARKET ELECTION) ARE VERY COMPLEX, ARE AFFECTED BY VARIOUS FACTORS IN ADDITION TO THOSE DESCRIBED ABOVE, AND THEIR APPLICATION IS UNCERTAIN. U.S. HOLDERS ARE STRONGLY URGED TO CONSULT WITH AND RELY SOLELY UPON THEIR OWN TAX ADVISORS TO DETERMINE THE APPLICATION OF THE PFIC RULES TO THEM IN THEIR PARTICULAR CIRCUMSTANCES AND ANY RESULTING TAX CONSEQUENCES.

Specified Foreign Financial Assets Reporting

Certain U.S. Holders that hold "specified foreign financial assets" are generally required to attach to their annual returns a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with respect to such assets (and can be subject to substantial penalties for failure to file). The definition of specified foreign financial asset includes not only financial accounts maintained in foreign financial institutions, but also, if held for investment and not held in an account maintained by a financial institution, securities of non-U.S. issuers (subject to certain exceptions, including an exception for securities of non-U.S. issuers held in accounts maintained by domestic financial institutions). U.S. Holders are urged to consult with and rely solely upon their own tax advisors regarding the possible reporting requirements with respect to their holdings of Common Shares and CPG Shares and the penalties for non-compliance.

Backup Withholding and Information Reporting

The proceeds of a sale or deemed sale by a U.S. Holder of Common Shares or CPG Shares, or distributions thereon, may be subject to information reporting to the IRS and to U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes other required certifications, or that is otherwise exempt from backup withholding and establishes such exempt status.

Backup withholding is not an additional tax. Amounts withheld may be credited against a U.S. Holder's U.S. federal income tax liability, and a U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing an appropriate claim for refund with the IRS and furnishing any required information.

THIS DISCUSSION IS GENERAL IN NATURE AND DOES NOT DISCUSS ALL ASPECTS OF U.S. FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A PARTICULAR SHAREHOLDER IN LIGHT OF THE SHAREHOLDER'S PARTICULAR CIRCUMSTANCES, OR TO CERTAIN TYPES OF SHAREHOLDERS SUBJECT TO SPECIAL TREATMENT UNDER U.S. FEDERAL INCOME TAX LAWS. YOU ARE URGED TO CONSULT WITH YOUR OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO YOU OF THE ARRANGEMENT AND THE HOLDING AND DISPOSING OF CPG SHARES RECEIVED PURSUANT TO THE ARRANGEMENT, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS.

OTHER TAX CONSIDERATIONS

This Information Circular only discusses certain Canadian and U.S. federal income tax considerations applicable to certain Shareholders. Tax considerations applicable to Shareholders who are resident in jurisdictions other than Canada or the United States are not discussed, and such Shareholders should consult with and rely solely upon their own tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions and with respect to the tax implications in such jurisdictions of owning and disposing CPG Shares. All Shareholders should consult with and rely solely upon their own tax advisors regarding the provincial, state, local and territorial tax considerations relating to the Arrangement and of owning and disposing of CPG Shares.

PRO FORMA INFORMATION REGARDING CRESCENT POINT

Notice to Reader

The following information about Crescent Point following completion of the Arrangement should be read in conjunction with documents incorporated by reference in this Information Circular and the information concerning Crescent Point appearing elsewhere in this Information Circular. See Appendix H - "Information Concerning Crescent Point Energy Corp.".

Information included in this section under the headings "Pro Forma 2024 Outlook" and "Pro Forma Consolidated Capitalization" pertaining to Crescent Point has been furnished by Crescent Point. For further information regarding Crescent Point or Hammerhead, please refer to their respective filings available via SEDAR Plus issuer profiles at www.sedarplus.ca.

See "Forward-Looking Statements", "Conventions", "Abbreviations" and "Advisory Regarding Oil and Gas Information".

General

The Arrangement will result in a strategic business combination of Crescent Point and Hammerhead, pursuant to which Crescent Point will acquire all of the issued and outstanding Common Shares.

Based on certain assumptions, existing holders of CPG Shares are expected to own approximately 91.5% of the outstanding CPG Shares immediately after completion of the Arrangement and former Shareholders are expected to own approximately 8.5% of the outstanding CPG Shares upon completion of the Arrangement.

Organizational Structure

Immediately following completion of the Arrangement, Hammerhead will become a wholly-owned Subsidiary of Crescent Point, and Crescent Point will continue the business and operations of Crescent Point and Hammerhead on a combined basis.

Description of Share Capital of the Combined Business

CPG Shares

Each CPG Share entitles its holder to receive notice of and to attend all meetings of holders of CPG Shares and to one vote at such meetings. The holders of CPG Shares are, at the discretion of the Crescent Point Board and subject to applicable legal restrictions, entitled to receive any dividends declared by the Crescent Point Board. The holders of CPG Shares are entitled to share equally in any distribution of the assets of Crescent Point upon the liquidation, dissolution, bankruptcy or winding up of Crescent Point or other distribution of its assets among its shareholders for the purpose of winding up its affairs. Such participation is subject to the rights, privileges, restrictions and conditions attaching to any other shares having priority over the CPG Shares. The CPG Shares are listed and posted for trading on the TSX and the NYSE.

As of the Record Date (being November 17, 2023), there were 95,937,054 Common Shares issued and outstanding (on a non-diluted basis). As of November 16, 2023, there were 570,999,851 CPG Shares issued and outstanding (on a non-diluted basis). Upon completion of the Arrangement and assuming that: (a) there are no Dissenting Shareholders; (b) no CPG Shares are issued pursuant to the settlement of outstanding Restricted Shares or Options or Awards (each as defined in the Crescent Point AIF, which is incorporated by reference herein); and (c) no CPG Shares are cancelled pursuant to Crescent Point's Normal Course Issuer Bid, in each case prior to the Effective Time, there will be 624,190,783 CPG Shares issued and outstanding, of which Shareholders will own approximately 8.5% and existing holders of CPG Shares will own approximately 91.5%, on a non-diluted basis. The CPG Shares will continue to be listed and posted for trading on the TSX and the NYSE.

Pro Forma 2024 Outlook

Based on Crescent Point's initial budgeting process and Crescent Point's current commodity price outlook for 2024, Crescent Point expects to generate annual average production of 145,000 to 151,000 boe/d in 2024 with development capital expenditures of $1.05 billion to $1.15 billion. Pro forma the Arrangement, assuming the completion of the Arrangement and based on Crescent Point's current commodity price outlook, Crescent Point's revised 2024 preliminary guidance includes estimated annual production of 200,000 to 208,000 boe/d (65% oil and liquids) and development capital expenditures of $1.45 billion to $1.55 billion. This budget is expected to generate over $1.2 billion of excess cash flow at US$80/bbl WTI, $3.50/mcf AECO and a $0.73 US$/CDN$ exchange rate in 2024. Under the same commodity price assumptions, Crescent Point expects its net debt to adjusted funds flow from operations ratio to be approximately 1.1 times by year-end 2024.

Pro forma the Arrangement, Crescent Point has 31% of its 2024 forecasted oil and liquids production (net of royalties) hedged at a weighted average floor price of $100.09/bbl through swaps and collars. Of this hedged amount, approximately 23% provides participation up to $114.72/bbl. For natural gas, Crescent Point has approximately 23% of its 2024 forecasted natural gas production (net of royalties) hedged at a weighted average floor price of $3.85/GJ. Of this hedged amount, approximately 16% provides participation up to $5.45/GJ. Crescent Point's natural gas hedges extend through 2025.

Pro Forma Consolidated Capitalization

The following table sets forth the consolidated capitalization of Crescent Point as of September 30, 2023 on a pro forma basis, after giving effect to the completion of the Arrangement. For detailed information on the debt and share capitalization of Crescent Point and Hammerhead as of September 30, 2023, see the Crescent Point Interim Financial Statements incorporated by reference herein and the Hammerhead Interim Financial Statements, which are available under Hammerhead's SEDAR Plus issuer profile at www.sedarplus.ca. See Appendix H - "Information Concerning Crescent Point Energy Corp.".

	As at September 30, 2023(1)
	Actual	As further adjusted after giving effect to the Term Loan and the Arrangement and funding thereof(2)(3)(4)
Cash	$45.6	$45.6
Loan Capital:
Credit Facilities(5)	$2,044.9	$2,312.7
Term Loan(6)	-	$750.0
Senior Notes(7)(8)	$903.0	$903.0
Total Loan Capital:	2,947.9	3,965.7

Share Capital(9)	$16,158.7 (526,485,998 CPG Shares)	$17,190.8 (628,226,930 CPG Shares)(10)

Notes:

(1) All amounts expressed in millions of Canadian dollars.

(2) Also gives effect to the North Dakota Asset Sale, which closed on October 24, 2023, and the application of the initial net proceeds of approximately $500 million received to-date therefrom to reduce amounts outstanding under the Crescent Point Credit Facilities.

(3) Also gives effect to the repayment of an estimated $455 million of Hammerhead's net debt (at the Effective Date) in connection with the Arrangement.

(4) Amounts assume that the Over-Allotment Option is not exercised and a CPG Share price of $10.30 per CPG Share. If the Over-Allotment Option is exercised in full, the Share Capital would increase to $16,715.8 million (582,318,498 CPG Shares) after giving effect to the Equity Financing, and $17,263.6 million (635,509,430 CPG Shares) after giving effect to Equity Financing and the Arrangement.

(5) As at September 30, 2023, the Crescent Point Credit Facilities consisted of: (a) combined revolving credit facilities of $2.76 billion, including a $2.26 billion syndicated unsecured credit facility and a $100 million unsecured operating credit facilities, both with a current maturity date of November 26, 2026; and (b) a $400 million syndicated unsecured revolving credit facility that matures on May 10, 2025.

(6) As part of the financing for the Arrangement, on November 6, 2023 Crescent Point entered into a commitment letter with The Bank of Nova Scotia, Bank of Montreal and Royal Bank of Canada to provide for the Term Loan. The Term Loan will consist of a three-year $750 million term loan facility and will be made available to Crescent Point pursuant to the Acquisition Facility Agreement.

(7) Represents Crescent Point's senior guaranteed notes (the "Senior Notes") outstanding. The Senior Notes are unsecured and rank pari passu with the Crescent Point Credit Facilities. The Senior Notes are denominated in U.S. dollars.

(8) Converted from United States dollars to Canadian dollars based on the WM/Refinitiv noon rate on September 29, 2023 of US$1.00 = $1.3537.

(9) Includes share issuance costs.

(10) Assumes that Shareholders receive 53,190,932 CPG Shares at a deemed price of $10.30 per CPG Share.

The Debt Financing is comprised of a term loan facility (the "Term Loan") being made available by a syndicate of lenders, with The Bank of Nova Scotia, as agent for such lenders. The Term Loan will mature on November 26, 2026. The principal amount of the Term Loan will not be subject to amortization, but Crescent Point will be required to prepay amounts outstanding under the Term Loan with the proceeds from the issuance of debt securities, equity securities and asset dispositions, subject to customary carveouts and exceptions. The representations, warranties, covenants and events of default in the Debt Financing Documents will be substantially consistent with Crescent Point's existing credit facility documentation, subject to certain additional material terms, including: (a) a covenant limiting the ability of Crescent Point, while the aggregate principal amount outstanding under the Term Loan exceeds $375,000,000, to make distributions other than regularly scheduled dividends or distributions which, in each case, are not in excess of an amount equal to the product of: (i) an amount per share equal to the amount per share most recently paid by Crescent Point as a regularly scheduled dividend on CPG Shares prior to the date on which this restriction becomes effective (which amount shall be adjusted downward to reflect any stock splits that occur at any time after such last payment of a regularly scheduled dividend); and (ii) the number of issued and outstanding CPG Shares as of the Effective Date after taking into account the CPG Shares issued to pay the Cash Consideration and to repay all outstanding indebtedness under Hammerhead's credit facilities as of the Effective Time (on a non-diluted basis); and (b) a requirement that Crescent Point maintain certain minimum hedges at all times prior to the earlier of: (i) the one-year anniversary of the Effective Date; and (ii) the date on which the aggregate principal amount outstanding under the Term Loan is less than or equal to $250,000,000.

TIMING

If the Meeting is held as scheduled and is not adjourned or postponed, and the necessary conditions for completion of the Arrangement are otherwise satisfied or waived, Hammerhead is expected to apply for the Final Order approving the Arrangement on or about December 20, 2023. If the Final Order is obtained in form and substance satisfactory to Hammerhead and Crescent Point and all other conditions set forth in the Arrangement Agreement are otherwise satisfied or waived, Hammerhead and Crescent Point expect the Effective Date will occur on or about December 21, 2023. It is not possible, however, to state with certainty when the Effective Date will occur and it is possible that factors outside the control of Hammerhead and/or Crescent Point could result in the Arrangement being completed at a later time, or not at all. Subject to certain limitations, each Party may terminate the Arrangement Agreement if the Arrangement is not consummated by the Outside Date.

The Arrangement will become effective as of the Effective Time on the Effective Date upon the filing with the Registrar of the Articles of Arrangement and a copy of the Final Order, together with such other materials as may be required by the Registrar.

The Effective Date could be delayed for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order or the failure to receive the Key Regulatory Approvals in a timely manner.

RISK FACTORS

The completion of the Arrangement involves risks. In addition to the risk factors present in each of Hammerhead's and Crescent Point's businesses, described under the heading "Risk Factors" and elsewhere in the Hammerhead Annual Report, the Hammerhead Annual MD&A and the Hammerhead Interim MD&A, which are available on Hammerhead's issuer profile on SEDAR Plus at www.sedarplus.ca, and the Crescent Point AIF, the Crescent Point Annual MD&A, and the Crescent Point Interim MD&A, each of which is incorporated by reference herein. The Shareholders should carefully consider the following risk factors in evaluating whether to approve the Arrangement Resolution. Readers are cautioned that such risk factors are not exhaustive. These risk factors should be considered in conjunction with the other information included in this Information Circular, including the documents incorporated by reference herein and the documents filed by Crescent Point and Hammerhead pursuant to applicable Laws from time to time.

Crescent Point may not realize the anticipated benefits of the Arrangement and the integration of Hammerhead and Crescent Point may not occur as planned.

Crescent Point and Hammerhead are proposing to complete the Arrangement to realize certain benefits as described under "The Arrangement - Benefits of the Arrangement". The anticipated benefits will depend in part on whether Hammerhead's and Crescent Point's operations can be integrated in an efficient and effective manner. A significant number of operational and strategic decisions and certain staffing decisions with respect to integration of the two companies have not yet been made. These decisions and the integration of the two companies will present challenges to management, including the integration of systems and personnel, anticipated and unanticipated liabilities, and unanticipated costs (including substantial capital expenditures required by the integration) and the loss of key employees. In addition, there may be potential unknown liabilities of Hammerhead that may prevent the combined company from fully realizing the anticipated benefits of the Arrangement.

The performance of Crescent Point operations after completion of the Arrangement could be adversely affected if, among other things, Crescent Point is not able to achieve the anticipated benefits expected to be realized in entering the Arrangement. In particular, the combined company may not be able to realize the anticipated strategic benefits and synergies from the Arrangement. Crescent Point believes that the combination of the companies will provide a number of operational and financial benefits. However, achieving these goals assumes, among other things, the realization of the targeted cost synergies expected from the Arrangement. The consummation of the Arrangement may pose special risks, including one-time write-offs, restructuring charges and unanticipated costs. In addition, the integration process could result in diversion of the attention of management and disruption of existing relationships with suppliers, employees, customers and other constituencies of each company.

As a result of these and other factors, it is possible that certain benefits expected from the combination of Hammerhead and Crescent Point may not be realized.

The Arrangement Agreement may be terminated in certain circumstances.

Each of Hammerhead and Crescent Point has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty, nor can either Hammerhead or Crescent Point provide any assurance, that the Arrangement Agreement will not be terminated before the completion of the Arrangement. See "The Arrangement - The Arrangement Agreement - Termination of the Arrangement Agreement".

If the Arrangement Agreement is terminated, Hammerhead will still have incurred costs for pursuing the Arrangement, including costs related to the diversion of management's attention away from the conduct of Hammerhead's business.

Hammerhead may be required to pay the Crescent Point Termination Fee.

If the Arrangement is not completed, Hammerhead may be required, in certain circumstances, to pay the Crescent Point Termination Fee to Crescent Point.

The Crescent Point Termination Fee may discourage other parties from making an Acquisition Proposal.

Under the Arrangement Agreement, Hammerhead is required to pay the Crescent Point Termination Fee in the event that the Arrangement Agreement is terminated in circumstances related to a possible alternative transaction to the Arrangement. The Crescent Point Termination Fee may discourage other parties from making an Acquisition Proposal, even if such a transaction could provide better value to Shareholders than the Arrangement.

Riverstone's Voting Agreement may discourage third parties from making an Acquisition Proposal

Riverstone's Voting Agreement provides that even if the Arrangement Agreement is terminated pursuant to Section 7.2(a)(ii)(D) thereof in connection with a Superior Proposal or pursuant to Section 7.2(a)(iv)(B) thereof in connection with a Hammerhead Change in Recommendation, Riverstone's Voting Agreement shall continue in full force and effect until March 31, 2024. Accordingly, Riverstone's Voting Agreement may require Riverstone to support the Arrangement, and vote against any Acquisition Proposal involving the Corporation, even if a Superior Proposal is made and the Hammerhead Board issues a Hammerhead Change in Recommendation. Given that Riverstone owns approximately 81.5% of the issued and outstanding Common Shares (on a non-diluted basis), its Voting Agreement may discourage other parties from making an Acquisition Proposal, even if such a transaction could constitute a Superior Proposal and thereby be more favourable, from a financial point of view, to the Shareholders. See "The Arrangement - Voting Agreements" and "The Arrangement - The Arrangement Agreement".

Hammerhead and Crescent Point may not satisfy all regulatory requirements or obtain the necessary approvals for completion of the Arrangement on satisfactory terms or at all.

Completion of the Arrangement is subject to the approval of the Court and the Shareholders, and the satisfaction of certain regulatory requirements and the receipt of the Exchange Approvals and the Competition Act Approval. See "The Arrangement - The Arrangement Agreement - Key Regulatory Approvals" and "The Arrangement - Exchange Listings". There can be no certainty, nor can either Hammerhead or Crescent Point provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. The requirement to take certain actions or to agree to certain conditions to satisfy such requirements or obtain any such approvals may have a Material Adverse Effect on the business and affairs of Hammerhead, after completion of the Arrangement.

Hammerhead expects to incur costs associated with the Arrangement.

Certain of Hammerhead's costs related to the Arrangement, including legal, financial advisory services, accounting, printing and mailing costs, must be paid even if the Arrangement is not completed. See "The Arrangement - The Arrangement Agreement - Expenses".

If the Arrangement is not completed, Hammerhead's future business and operations could be harmed.

If the Arrangement is not completed, Hammerhead may be subject to a number of additional material risks, including the following:

  Hammerhead may have lost other opportunities that would have otherwise been available had the Arrangement Agreement not been executed, including, without limitation, opportunities not pursued as a result of affirmative and negative covenants made by Hammerhead in the Arrangement Agreement, such as covenants affecting the conduct of its business outside of the Ordinary Course of business; and
  the obligation of Hammerhead to pay Crescent Point the Crescent Point Termination Fee pursuant to the terms of the Arrangement Agreement in certain circumstances.

The market price of Common Shares may be materially adversely affected.

If, for any reason, the Arrangement is not completed or its completion is materially delayed and/or the Arrangement Agreement is terminated, the market price of the Common Shares may be materially adversely affected. The trading prices of the Common Shares may be subject to material fluctuations and may increase or decrease in response to a number of events and factors, including: (a) changes in the market price of the commodities that Hammerhead sells and purchases; (b) current events affecting the economic situation in Canada, the United States and internationally; (c) trends in the global oil and natural gas industry; (d) regulatory and/or government actions, rulings or policies; (e) changes in financial estimates and recommendations by securities analysts or rating agencies; (f) acquisitions and financings; (g) the economics of current and future projects of Hammerhead; (h) quarterly variations in operating results; and (i) the operating and share price performance of other companies, including those that investors may consider to be comparable.

The Consideration is fixed and will not be adjusted in the event of any change in either Hammerhead's or Crescent Point's respective share prices.

Upon closing of the Arrangement, each Shareholder (other than each Dissenting Shareholder) will receive consideration that includes the Share Consideration. The Consideration is fixed in the Arrangement Agreement and will not be adjusted for changes in the market price of either the Common Shares or the CPG Shares. Changes in the price of the CPG Shares prior to the consummation of the Arrangement will affect the market value that Shareholders will be entitled to receive upon closing for the Share Consideration. Share price changes may result from a variety of factors (many of which are beyond Hammerhead's or Crescent Point's control), including the risk factors identified herein as well as in the Hammerhead Annual Report and the Crescent Point AIF, respectively.

Shareholders will experience a reduced ownership percentage and voting power as a result of the Share Consideration.

In connection with the Arrangement, Crescent Point is expected to issue approximately 53.2 million CPG Shares to current Shareholders. Immediately following the completion of the Arrangement, Shareholders will own collectively approximately 8.5% of the total number of the CPG Shares and the existing holders of CPG Shares will own approximately 91.5% of the outstanding common shares of the combined company, calculated based on the vested and outstanding CPG Shares and the outstanding Common Shares, each as of the Agreement Date. Accordingly, the issuance of CPG Shares to Shareholders will have the effect of reducing the percentage of equity and voting interest held by the Shareholders. Consequently, Shareholders as a group will have less influence over the management and policies of the combined company than they currently exercise.

The Arrangement may not be completed if a number of Shareholders exercise Dissent Rights.

Shareholders have the right to exercise Dissent Rights and demand payment of the fair value of their Common Shares in cash in connection with the Arrangement in accordance with the ABCA as modified by the Interim Order and the Plan of Arrangement. If Shareholders holding more than 10% of the outstanding Common Shares exercise Dissent Rights, Crescent Point may elect not to complete the Arrangement.

If the Arrangement is not consummated by the Outside Date, either Hammerhead or Crescent Point may choose not to proceed with the Arrangement.

Either Hammerhead or Crescent Point may terminate the Arrangement Agreement if the Arrangement has not been completed by the Outside Date and the Parties do not mutually agree to extend the Arrangement Agreement. See "The Arrangement - The Arrangement Agreement -Termination of the Arrangement Agreement".

Hammerhead has not verified the reliability of the information regarding Crescent Point included in, or which may have been omitted from, this Information Circular.

All information regarding Crescent Point contained in this Information Circular, including all Crescent Point financial information, has been provided by Crescent Point. Although Hammerhead has no reason to doubt the accuracy or completeness of such information, any inaccuracy or material omission in the information about or relating to Crescent Point contained in this Information Circular could result in unanticipated liabilities or expenses, increase the cost of integrating the companies or adversely affect the operational plans of Crescent Point and its results of operations and financial condition.

While the Arrangement is pending, Hammerhead is restricted from taking certain actions.

The Arrangement Agreement restricts Hammerhead from taking specified actions until the Arrangement is completed, without the consent of the other Party. These restrictions may prevent Hammerhead from pursuing attractive business opportunities that may arise prior to completion of the Arrangement.

Failure to satisfy conditions of the Arrangement, including receipt of applicable consents and approvals may result in the Arrangement not being completed.

Completion of the Arrangement is conditional upon receiving certain consents and approvals. A substantial delay in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in the approvals could adversely affect the business, financial condition or results of operations of Hammerhead.

The CPG Shares to be issued to Shareholders in connection with the Arrangement may not be listed and posted for trading on the TSX and the NYSE in a timely manner, or at all.

The Common Shares are currently listed and posted for trading on the TSX and the NASDAQ. Following completion of the Arrangement, it is anticipated that the Common Shares will be delisted from the TSX and the NASDAQ. Although Crescent Point has applied to list the CPG Shares to be issued to Shareholders in connection with the Arrangement on the TSX and the NYSE following completion of the Arrangement, there can be no assurance that such listing will occur in a timely manner or at all.

Pro Forma Information may not be Indicative of Crescent Point's Condition or Results following the Arrangement.

The unaudited pro forma information contained in this Information Circular is presented for illustrative purposes only as of its respective dates and may not be indicative of the financial condition or results of operations of Crescent Point following completion of the Arrangement for several reasons. The pro forma information has been derived from the respective historical financial statements of Hammerhead and Crescent Point, and certain adjustments and assumptions made as of the dates indicated therein have been made to give effect to the Arrangement. The information upon which these adjustments and assumptions have been made is preliminary and these kinds of adjustments and assumptions are difficult to make with complete accuracy. Moreover, the pro forma information does not include, among other things, estimated costs or synergies, adjustments related to restructuring or integration activities, future acquisitions or disposals not yet known or probable, or impacts of Arrangement-related change of control provisions that are currently not factually supportable and/or likely to occur. Therefore, the pro forma information contained herein is presented for informational purposes only and is not necessarily indicative of what the combined business' actual financial condition or results of operations would have been had the Arrangement been completed on the date anticipated. Accordingly, the combined business, assets, results of operations and financial condition may differ significantly from those indicated in the unaudited pro forma financial information. See "Pro Forma Information Regarding Crescent Point".

Hammerhead or Crescent Point might be a "passive foreign investment company," or "PFIC," which could result in adverse U.S. federal income tax consequences to U.S. Holders.

If Hammerhead or Crescent Point is a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined above in the section entitled "Certain U.S. Federal Income Tax Considerations"), the U.S. Holder may be subject to adverse U.S. federal income tax consequences with respect to the ownership and disposition of Common Shares or CPG Shares, as applicable, and may be subject to additional reporting requirements. Because the revenue production of Hammerhead is uncertain, and because PFIC status is based on income, assets and activities for an entire taxable year, there can be no assurance that Hammerhead will not be treated as a PFIC under the income or asset test for the current taxable year. In addition, because DCRD was a blank-check company with no current active business, based upon the composition of its income and assets, and upon review of its financial statements, Hammerhead (as successor to DCRD) believes that DCRD might be considered a PFIC for the taxable years ended December 31, 2021 and December 31, 2022.

U.S. Holders are strongly urged to consult with and rely solely upon their own tax advisors to determine the application of the PFIC rules to them in their particular circumstances and any resulting tax consequences. Please see the subsection entitled "Certain U.S. Federal Income Tax Considerations-Passive Foreign Investment Company Considerations" for a more detailed discussion with respect to the PFIC status of Hammerhead and Crescent Point and the resulting tax consequences to U.S. Holders.

Income tax Laws may result in adverse circumstances for Shareholders.

There can be no assurance that the CRA, or other applicable taxing authorities will agree with the Canadian federal income tax and other tax consequences of the Arrangement, as applicable, as summarized in this Information Circular. Furthermore, there can be no assurance that applicable income tax Laws, regulations or tax treaties will not be changed or interpreted in a manner, or that applicable taxing authorities will not take administrative positions, that are adverse to the Shareholders in respect of the Arrangement. Such taxation authorities may also disagree with how Hammerhead calculates or has in the past calculated its income for income tax purposes.

Future dividends on CPG Shares are uncertain.

There can be no assurance as to future dividend payments by Crescent Point on the CPG Shares, or the level thereof, if any. To the extent Crescent Point has adequate cash on hand and cash flows from operations, it will consider taking these actions in the future. Payment of future dividends, if any, and the establishment of future record and payment dates will be at the discretion of the Crescent Point Board after taking into account various factors, including current financial condition, the tax impact of repatriating cash, operating results and current and anticipated cash needs. As a result, no assurance can be given that Crescent Point will be pay dividends to its stockholders in the future or that the level of any future dividends will achieve a market yield or increase or even be maintained over time, any of which could materially and adversely affect the market price of CPG Shares.

Hammerhead directors, officers and other insiders may have interests in the Arrangement different from the interests of Shareholders.

Certain of the directors and executive officers of Hammerhead were involved with negotiating the terms of the Arrangement Agreement, and the Hammerhead Board has unanimously recommended that Shareholders vote in favour of the Arrangement Resolution. These directors and executive officers may have interests in the Arrangement that are different from, or in addition to, those of the Shareholders generally. The Special Committee and the Hammerhead Board were aware of, and considered, these interests when they declared the advisability of the Arrangement Agreement and unanimously recommended that Shareholders approve the Arrangement Resolution.

Completion of the Arrangement may trigger change in control or other provisions in certain agreements to which Hammerhead is a party.

The completion of the Arrangement may trigger change in control or other provisions in certain agreements to which Hammerhead is a party. If Hammerhead is unable to negotiate waivers of those provisions, the counterparties may exercise their rights and remedies under such agreements, potentially terminating such agreements, or seeking monetary damages. Even if Hammerhead is able to negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate such agreements on terms less favourable to Hammerhead.

Forward-looking information may prove inaccurate.

Shareholders are cautioned not to place undue reliance on the forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. See "Forward-looking Statements".

Other Risks

Whether or not the Arrangement is completed, Hammerhead will continue to face many of the risks that it currently faces with respect to its business and affairs. Certain of these risk factors have been disclosed in Appendix G - "Information Concerning Hammerhead Energy Inc." and Appendix H - "Information Concerning Crescent Point Energy Corp." to this Information Circular.

MATTERS TO BE CONSIDERED AT THE MEETING

At the Meeting, the Shareholders will be asked to consider the Arrangement Resolution in the form set forth in Appendix A of this Information Circular.

Shareholders are urged to carefully review this Information Circular when considering the Arrangement Resolution. In particular, see, "The Arrangement" and "The Arrangement - Arrangement Steps" and Appendix H - "Information Concerning Crescent Point Energy Corp.".

The Arrangement Resolution, subject to further order of the Court, the full text of which is set forth in Appendix A to this Information Circular, be approved by: (a) at least 66⅔% of the votes cast by Shareholders present in person or represented by proxy at the Meeting; and (b) a simple majority of the votes cast by Shareholders present in person or represented by proxy at the Meeting after excluding the votes cast by Persons whose votes may not be included in determining minority approval of a "business combination" pursuant to MI 61-101, being the votes cast with respect to the Common Shares beneficially owned or over which control or direction is exercised by one executive officer of the Corporation.

Unless otherwise directed, it is the intention of the Persons named in the enclosed form of proxy (or voting instruction form, as applicable), if not expressly directed to the contrary in such form of proxy, to vote such proxy "FOR" the Arrangement Resolution set forth in Appendix A to this Information Circular.

It is a condition to the completion of the Arrangement that the Arrangement Resolution be approved at the Meeting.

INFORMATION CONCERNING HAMMERHEAD ENERGY INC.

See Appendix G attached to this Information Circular for detailed information concerning Hammerhead.

INFORMATION CONCERNING CRESCENT POINT ENERGY CORP.

See Appendix H attached to this Information Circular for detailed information concerning Crescent Point.

GENERAL PROXY MATTERS

Solicitation of Proxies

This Information Circular is delivered in connection with the solicitation by or on behalf of management of Hammerhead of proxies for use at the Meeting. The solicitation of proxies for use at the Meeting will be done primarily by mail and electronic means, but may also be solicited personally, by telephone, facsimile or other similar means by directors, officers, employees or agents of Hammerhead. The costs of preparing and distributing this Information Circular and Meeting materials will be borne by Hammerhead.

Additionally, pursuant to the Arrangement Agreement, Crescent Point may, on behalf of the management of the Corporation, directly or through a proxy solicitation services firm of Crescent Point's choice, actively solicit proxies, on behalf of management of the Corporation, in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Person that is inconsistent with the Arrangement Resolution and the completion of any of the transactions contemplated by the Arrangement Agreement in compliance with Law.

The Meeting is being called pursuant to the Interim Order to seek the requisite approvals of Shareholders to the Arrangement in accordance with Section 193 of the ABCA. See "The Arrangement", "The Arrangement - Procedure for the Arrangement to Become Effective" and "Matters to be Considered at the Meeting".

The information set forth below generally applies to registered Shareholders. If you are a Beneficial Shareholder of Common Shares, see "Information for Beneficial Shareholders" at the front of this Information Circular.

Appointment and Revocation of Proxies

Accompanying this Information Circular is a form of proxy for registered Shareholders. The Persons named in the enclosed form of proxy are directors and/or officers of Hammerhead. A registered Shareholder has a choice of voting by proxy on the internet, by phone, by mail or by fax or by using the form of proxy provided by Hammerhead to appoint another Person (who need not be a Shareholder) other than the Persons designated in the form of proxy provided by Hammerhead to attend the Meeting and act for such Shareholder, or voting in person by attending the Meeting. If a Shareholder votes by proxy on the internet, by telephone, by mail or by facsimile in advance of the Meeting, such Shareholder's vote will be counted, whether or not such Shareholder attends the Meeting. Even if a Shareholder attends the Meeting, it may be more convenient to vote in advance. To exercise this right to vote at the Meeting, the Shareholder should strike out the names of management designees in the enclosed form of proxy and insert the name of the desired representative in the blank space provided in the form of proxy or submit another appropriate form of proxy. In order to be valid and acted upon at the Meeting, forms of proxy must be received by Computershare not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for the Meeting or any adjournment(s) or postponement(s) thereof.

Shareholders are requested to date and sign the enclosed form of proxy and to deposit it with Hammerhead's transfer agent, Computershare Trust Company of Canada: (a) by mail using the enclosed return envelope or one addressed to Computershare Trust Company of Canada, Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; (b) by hand delivery to Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; (c) by phone at 1-866-732-VOTE (8683) ((312) 588-4290 outside of North America); or (d) through the internet at www.investorvote.com (detailed instructions are included with your proxy materials). In order to be valid and acted upon at the Meeting, forms of proxy must be received by Computershare Trust Company of Canada not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for the Meeting or any adjournment(s) or postponement(s) thereof.

The Persons named in the enclosed form of proxy are directors and/or officers of Hammerhead. Each Shareholder has the right to appoint a proxyholder other than such Persons, who need not be a Shareholder, to attend and to act for such Shareholder and on such Shareholder's behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the Shareholder's appointee should be legibly printed in the blank space provided, or if voting through the internet, the name of the Shareholder's appointee should be legibly printed in the blank space provided, or if voting through the internet, the name of the Shareholder's appointee should be included in the applicable field. Beneficial Shareholders who wish to vote at the Meeting will be required to appoint themselves as proxyholder in advance of the Meeting by writing their own name in the space provided on the form of proxy or voting instruction form provided by their intermediary/broker. In all cases, Shareholders must carefully follow the instructions set out in their form of proxy or voting instruction form, as applicable.

In addition to revocation in any other manner permitted by Law, a Shareholder who has given a proxy may revoke it at any time before it is exercised: (a) by instrument in writing executed by the Shareholder or if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof, duly authorized, in writing and deposited either with Computershare, acting as scrutineer, at the office of Computershare designated in the accompanying Notice of Special Meeting of Shareholders and this Information Circular not later than 5:00 p.m. (Calgary time) on the Business Day preceding the day of the Meeting (or any adjournment(s) or postponement(s) thereof) or with the Chair of the Meeting on the day of the Meeting (or any adjournment(s) or postponement(s) thereof); or (b) by a duly executed and deposited proxy bearing a later date or time than the date or time of the proxy being revoked.

It should be noted that the participation in person by a Shareholder in a vote by ballot at the Meeting will automatically revoke any proxy which has been previously given by the Shareholder in respect of business covered by that vote.

Proxy Voting

The Common Shares represented by an effective form of proxy will be voted or withheld from voting in accordance with the instructions specified therein. If a Shareholder returns the form of proxy but does not indicate how to vote its Common Shares, and does not appoint a Person other than the Persons designed on the form of proxy, the Common Shares will be voted FOR the approval of the Arrangement Resolution. The enclosed form of proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Special Meeting of Shareholders and with respect to other matters which may properly come before the Meeting or any adjournment(s) or postponement(s) thereof. As of the date hereof, management of Hammerhead is not aware of any amendments, variations or other matters to come before the Meeting. If a Shareholder attends the Meeting and is eligible to vote on the Arrangement Resolution, such Shareholder can vote on such amendments, variations or other matters that properly come before the Meeting.

If a Shareholder receives more than one set of materials, it means that such Shareholder owns Common Shares that are registered under different names or addresses. Each form of proxy or voting instruction form received must be completed in accordance with the instructions provided therein.

Information for Beneficial Shareholders

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold Common Shares in their own name. Beneficial Shareholders should note that only proxies deposited by Shareholders whose names appear on the records of Hammerhead as the registered Shareholders can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by an intermediary/broker, then in almost all cases, those Common Shares will not be registered in the Shareholder's name on the records of Hammerhead. Such Common Shares will more likely be registered under the name of the Shareholder's intermediary/broker. If you are a Beneficial Shareholder and receive these materials through your intermediary/broker, please complete the form of proxy or voting instruction form provided to you by your intermediary/broker accordance with the instructions provided therein.

For additional details, see "Information for Beneficial Shareholders" at the front of this Information Circular.

Voting Securities of Hammerhead and Principal Holders Thereof

As at November 17, 2023 there are 95,937,054 Common Shares issued and outstanding. Each Common Share entitled to be voted at the Meeting entitles the holder thereof to one vote at the Meeting in respect of the Arrangement Resolution and to one vote on any other matters to be considered at the Meeting.

The Record Date for determining Shareholders entitled to receive notice of, and to vote at, the Meeting is the close of business on November 17, 2023. Hammerhead will prepare, as of the Record Date, a list of Shareholders entitled to receive the Notice of Special Meeting of Shareholders, showing the number of Common Shares held by each such Shareholder. Only Shareholders of record as at the Record Date are entitled to receive notice of the Meeting. Shareholders of record will be entitled to vote those Common Shares included in the list of Shareholders prepared as at the Record Date. If a Shareholder transfers Common Shares after the Record Date and the transferee of those Common Shares, having produced properly endorsed certificate(s) and/or DRS Advice(s) evidencing such Common Shares or having otherwise established that the transferee owns such Common Shares, demands, at least 10 days before the Meeting, that the transferee's name be included in the list of Shareholders entitled to vote at the Meeting, such transferee shall be entitled to vote such Common Shares on the Arrangement Resolution at the Meeting.

To the knowledge of the officers of Hammerhead, as of the date hereof, no Person or company beneficially owns, controls or directs, directly or indirectly, more than 10% of the voting rights attached to all of the outstanding Common Shares, other than Riverstone, which beneficially owns, controls or directs an aggregate of 78,197,457 Common Shares representing approximately 81.5% of the issued and outstanding Common Shares (on a non-diluted basis).

Procedure and Votes Required

The Interim Order provides that only Shareholders of record as at the Record Date are entitled to receive notice of the Meeting.

The Interim Order provides that, among other things:

(a) Shareholders will be entitled to vote on the Arrangement Resolution and any other matters to be considered at the Meeting on the basis of one vote per each Common Share held;

(b) the Chair of the Hammerhead Board or, in his absence, the President and Chief Executive Officer of Hammerhead, the Senior Vice President and Chief Financial Officer of Hammerhead, a director of Hammerhead or otherwise a senior vice-president or vice-president of Hammerhead shall be Chair of the Meeting and such Person may chair the Meeting in person or by electronic means. If no such Person is present within 15 minutes from the time fixed for holding the Meeting, or declines to be Chair of the Meeting, the Persons present and entitled to vote shall choose one of their number to be Chair of the Meeting;

(c) the only Persons entitled to attend the Meeting shall be: Shareholders and their designated proxies; Incentive Holders; Hammerhead's directors, officers, auditors and legal counsel; the directors, officers and legal counsel of Crescent Point; and such other Persons who may be permitted to attend by the Chair of the Meeting;

(d) the number of votes required to pass the Arrangement Resolution shall be: (i) at least 66⅔% of the votes cast by Shareholders present in person or represented by proxy, at the Meeting; and (ii) a simple majority of the votes cast by Shareholders, present in person or represented by proxy at the Meeting after excluding the votes cast by Persons whose votes may not be included in determining minority approval of a "business combination" pursuant to MI 61-101;

(e) a quorum for the Meeting will be Persons present being not less than two in number and holding or representing not less than 25% of the Common Shares entitled to be voted at the Meeting. If a quorum is present at the opening of the Meeting, the Shareholders present or represented by proxy may proceed with the business of the Meeting notwithstanding that a quorum is not present throughout the Meeting. If a quorum is not present at the opening of the Meeting, the Shareholders present or represented by proxy may adjourn the Meeting to a fixed time and place but may not transact any other business. No notice of the adjourned Meeting other than by announcement at the time of adjournment is required and, if at such adjourned meeting a quorum is not present, the Shareholders present in person or represented by proxy, shall be a quorum for all purposes;

(f) the Record Date for Shareholders entitled to receive notice of and to vote at the Meeting is November 17, 2023 and will not change in respect or as a consequence of any adjournment(s) or postponement(s) of the Meeting. Only the Shareholders whose names have been entered in the applicable registers of Common Shares as at the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting. Such Shareholders of record will be entitled to vote those Common Shares included in the list of the Shareholders prepared as at the Record Date. If a Shareholder transfers Common Shares after the Record Date and the transferee of those Common Shares, having produced properly endorsed certificates evidencing such Common Shares or having otherwise established that the transferee owns such Common Shares, demands, at least 10 days before the Meeting, that the transferee's name be included in the list of the Shareholders entitled to vote at the Meeting, such transferee shall be entitled to vote such Common Shares at the Meeting; and

(g) the Meeting shall be called, held and conducted in accordance with the applicable provisions of the ABCA, the articles and by-laws of Hammerhead in effect at the relevant time, this Information Circular, the rulings and directions of the Chair of the Meeting, the Interim Order and any further order of the Court. To the extent that there is any inconsistency or discrepancy between the Interim Order and the ABCA or the articles or by-laws of Hammerhead, the terms of the Interim Order shall govern.

See also the full text of the Interim Order, which is attached to this Information Circular as Appendix C.

Depositary

Computershare Investor Services Inc. will act as Depositary for the receipt of certificate(s) and/or DRS Advice(s) representing Common Shares and Letters of Transmittal deposited pursuant to the Arrangement. The Depositary will receive reasonable and customary compensation from Hammerhead for its services in connection with the Arrangement, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liability under applicable Securities Laws and expenses in connection therewith.

No fee or commission is payable by any Shareholder who transmits its Common Shares directly to the Depositary. Except as set forth above or elsewhere in this Information Circular, Hammerhead will not pay any fees or commissions to any broker or dealer or any other person for soliciting deposits of Common Shares pursuant to the Arrangement.

QUESTIONS AND OTHER ASSISTANCE

If you are a Shareholder and you have any questions about the information contained in this Information Circular or require assistance in completing your form of proxy or Letter of Transmittal, please contact your financial, legal, tax or other professional advisors.

APPROVAL BY THE DIRECTORS

The contents and sending of this Information Circular to the Shareholders has been approved by the Hammerhead Board.

CONSENT OF PETERS & CO. LIMITED

TO:  The Board of Directors of Hammerhead Energy Inc. ("Hammerhead")

RE: Management Information Circular and Proxy Statement of Hammerhead dated November 17, 2023 (the "Information Circular")

We consent to the reference to our firm name and reference to and summary description of our fairness opinion dated November 6, 2023 (the "Fairness Opinion") in the Information Circular and to the inclusion of the full text of the Fairness Opinion as Appendix E to the Information Circular. Our fairness opinion was given as at November 6, 2023 and remains subject to the assumptions, qualifications and limitations contained therein.

Yours very truly,

PETERS & CO. LIMITED

(Signed) "Peters & Co. Limited"

November 17, 2023

Calgary, Alberta

CONSENT OF CIBC WORLD MARKETS INC.

TO:  The Board of Directors (the "Board") of Hammerhead Energy Inc. ("Hammerhead")

RE: Management Information Circular and Proxy Statement of Hammerhead dated November 17, 2023 (the "Information Circular")

We consent to the reference to our firm name and reference to and summary description of our fairness opinion dated November 6, 2023 (the "Fairness Opinion") in the Information Circular and to the inclusion of the full text of the Fairness Opinion as Appendix D to the Information Circular. Our fairness opinion was given as at November 6, 2023 and remains subject to the assumptions, qualifications and limitations contained therein.  In providing our consent, we do not intend that any person other than the Board shall be entitled to rely upon our opinion.

Yours very truly,

CIBC WORLD MARKETS INC.

(Signed) "CIBC World Markets Inc."

November 17, 2023

Calgary, Alberta

A-1

APPENDIX A

ARRANGEMENT RESOLUTION

"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the arrangement (the "Arrangement") under Section 193 of the Business Corporations Act (Alberta) (the "ABCA") involving Hammerhead Energy Inc. ("Hammerhead"), Crescent Point Energy Corp. ("Crescent Point"), the shareholders of Hammerhead (the "Shareholders") and certain other securityholders of Hammerhead (the "Securityholders"), as more particularly described and set forth in the management information circular and proxy statement dated November 17, 2023 of Hammerhead accompanying the notice of meeting, as the Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted;

2. the plan of arrangement (the "Plan of Arrangement") involving Hammerhead, Crescent Point, the Shareholders and the Securityholders, the full text of which is set out as Appendix A to the arrangement agreement dated November 6, 2023 between Hammerhead and Crescent Point (the "Arrangement Agreement"), as may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted;

3. notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the Shareholders or that the Arrangement has been approved by the Court of King's Bench of Alberta, the directors of Hammerhead are hereby authorized and empowered without further notice to or approval of the Shareholders: (i) to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement;

4. the Arrangement Agreement, the actions of the directors of Hammerhead in approving the Arrangement Agreement, and the actions of the directors and officers of Hammerhead in executing and delivering the Arrangement Agreement and any amendments thereto in accordance with its terms are hereby ratified, approved and confirmed in all respects;

5. any one director or officer of Hammerhead be and is hereby authorized and directed for and on behalf of Hammerhead to execute, under the corporate seal of Hammerhead or otherwise, and to deliver to the Registrar under the ABCA for filing articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement; and

6. any one director or officer of Hammerhead be and is hereby authorized and directed for, on behalf of, and in the name of Hammerhead to execute or cause to be executed, under the corporate seal of Hammerhead or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing."

B-1

APPENDIX B

ARRANGEMENT AGREEMENT

Private & Confidential

Dated	November 6, 2023

CRESCENT POINT ENERGY CORP.

and

HAMMERHEAD ENERGY INC.

ARRANGEMENT AGREEMENT

i

ii

iii

THIS ARRANGEMENT AGREEMENT is dated November 6, 2023 and made between:

CRESCENT POINT ENERGY CORP., a corporation existing under the laws of the Province of Alberta (the "Purchaser"); and

HAMMERHEAD ENERGY INC., a corporation existing under the laws of the Province of Alberta (the "Company").

RECITALS:

(A) The Purchaser proposes to acquire all of the issued and outstanding common shares of the Company by way of an Arrangement, in accordance with the Plan of Arrangement, under the provisions of section 193 of the ABCA.

(B) Based upon its review of the terms of the proposed Arrangement, the legal and financial advice received in respect thereof, and the unanimous recommendation of the Company Special Committee, the Company Board has unanimously determined that the Arrangement is fair to the Company Shareholders and is in the best interests of the Company.

(C) Concurrently with the execution of this Agreement, the Purchaser and: (i) each director and officer of the Company; and (ii) Riverstone V REL Hammerhead B.V., REL Hammerhead B.V., Riverstone V CIOC LP, Riverstone V Investment Management Coöperatief U.A., R5 HHR FS Holdings LLC and Decarbonization Plus Acquisition Sponsor IV LLC (collectively "Riverstone") have entered into voting agreements (collectively, the "Voting Agreements") pursuant to which such Persons have agreed, among other things, to vote their Company Shares in favour of the Arrangement Resolution or insofar as such Incentive Award Holders, consent to the Arrangement.

(D) Concurrently with the execution of this Agreement, the Purchaser has also entered into area of exclusion, non-competition and confidentiality Agreements with each of the executive officers of the Company.

NOW THEREFORE in consideration of the foregoing premises, the mutual covenants and agreements contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which are acknowledged), the Parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1 Definitions

In this Agreement the following words and expressions have the following meanings: "ABCA" means the Business Corporations Act, R.S.A. 2000, c. B-9.

"Acquisition Proposal" means any bona fide offer, proposal, expression of interest or inquiry from any Person, or group of Persons "acting jointly or in concert" (within the meaning of National Instrument 62-104 - Takeover Bids and Issuer Bids) (other than the Purchaser or any Affiliate of the Purchaser) made after the date of this Agreement) relating to any one or more of the following:

(a) any direct or indirect sale or disposition (or lease, licence, royalty agreement, joint venture, long-term supply agreement or other arrangement having the same economic effect), in a single transaction or a series of related transactions, of:

(i) assets of the Company or any of its Subsidiaries that individually or in the aggregate constitute 20% or more of the consolidated assets of the Company and its Subsidiaries or which contribute 20% or more of the consolidated revenue of the Company and its Subsidiaries (in each case determined based upon the most recent Company Annual Financial Statements); or

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(ii) 20% or more of any class of voting or equity securities (including securities convertible into or exercisable or exchangeable for voting or equity securities) of the Company or any of its Subsidiaries;

(b) any direct or indirect take-over bid, tender offer, exchange offer, plan of arrangement, merger, amalgamation, consolidation, security exchange, business combination, reorganization, recapitalization, liquidation, dissolution, or winding up or other transaction that, if consummated, would result in a Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities (including securities convertible into or exercisable or exchangeable for voting or equity securities) of the Company or any of its Subsidiaries; or

(c) any other similar transaction or series of transactions involving the Company or any of its Subsidiaries the completion of which would reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement;

provided that solely for purposes of section 8.1(a)(iii)(B), "Acquisition Proposal" does not include any transaction or series of transactions (a) solely among the Company and one or more of its Subsidiaries or among such Subsidiaries, or (B) solely among Riverstone and the Company and/or one or more of the Company's Subsidiaries where Riverstone does not materially increase its direct or indirect beneficially ownership of securities of the Company.

"Affiliate" of any Person means any other Person who, directly or indirectly, controls, or is controlled by, or is under common control with, such Person, and for these purposes:

(a) a body corporate is controlled by one or more Persons if (i) securities of the body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate are beneficially owned by the Person or Persons, and (ii) the votes attached to those securities are sufficient to elect a majority of the directors of the body corporate;

(b) an association, partnership or other organization is controlled by one or more Persons if (i) more than 50% of the partnership or other ownership interests, however designated, into which the association, partnership or other organization is divided are beneficially owned by the Person or Persons, and (ii) the Person or Persons are able to direct the business and affairs of the association, partnership or other organization or the appointment of its management;

(c) a body corporate, association, partnership or other organization is controlled by one or more Persons if the Person or Persons have, directly or indirectly, control in fact of the body corporate, association, partnership or other organization; and

(d) a body corporate, association, partnership or other organization that controls another body corporate, association, partnership or other organization is deemed to control any body corporate, association, partnership or other organization that is controlled or deemed to be controlled by the other body corporate, association, partnership or other organization;

and "control", "controlled" and similar expressions have corresponding meanings.

"Agreement" means this arrangement agreement, including the Appendixes attached to it or otherwise forming part of it, all as the same may be amended, restated, replaced or supplemented from time to time; and, except where otherwise specified, the words "Article" and "Section" followed by a number or letter mean and refer to the specified Article or Section of this agreement.

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"AML Laws" means the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), its associated regulations, the Criminal Code (Canada) and similar Laws in Canada and other jurisdictions.

"Anti-Corruption Laws" means the Corruption of Public Officials Act (Canada), the U.S. Foreign Corrupt Practices Act of 1977 and similar Laws in Canada and other jurisdictions.

"Anti-Spam Laws" means:

(a) an Act to promote the efficiency and adaptability of the Canadian economy by regulating certain activities that discourage reliance on electronic means of carrying out commercial activities, and to amend the Canadian Radio-Television and Telecommunications Commission Act, the Competition Act, the Personal Information Protection and Electronic Documents Act and the Telecommunications Act (Canada), along with the associated regulations;

(b) the Electronic Commerce Protection Regulations;

(c) the Electronic Commerce Protection Regulations (Industry Canada); and

(d) similar Laws in Canada.

"Arrangement" means the arrangement of the Company pursuant to section 193 of the ABCA on the terms and conditions set forth in the Plan of Arrangement, as may be supplemented, modified, amended, or amended and restated from time to time, and not to any particular article, section or other portion thereof.

"Arrangement Resolution" means the resolution of the Company Shareholders approving the Plan of Arrangement to be considered and voted on at the Company Meeting, substantially in the form set out in Appendix B, including any amendments or variations made thereto in accordance with this Agreement or at the discretion of the Court in the Interim Order, provided any amendments made at the direction of the Court in the Interim Order are acceptable to the Company and the Purchaser, each acting reasonably.

"Articles of Arrangement" means the articles of arrangement of the Company in respect of the Plan of Arrangement required under subsection 193(4.1) of the ABCA to be sent to the Registrar after the Final Order has been granted, to give effect to the Arrangement.

"associate" has the meaning ascribed thereto in the Securities Act (Alberta).

"Authorization" means, with respect to any Person, any Order, permit, approval, consent, waiver, licence, registration, recognition, certification, accreditation or other authorization issued, granted or given by a Governmental Authority having jurisdiction over the Person.

"Breaching Party" has the meaning given to it in Section 4.10.

"Business" means the business of the Company and its Subsidiaries consisting of oil and gas exploration and production in the Province of Alberta and including the Capital Program.

"Business Day" means a day on which commercial banks are open for business in Calgary, Alberta but excludes:

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(a) a Saturday, Sunday or any other statutory or civic holiday in Calgary, Alberta; and

(b) any such day on which commercial banks are generally required or authorized to be closed in Calgary, Alberta.

"Capital Program" means the capital program and budget of the Company dated October 13, 2023, a copy of which has been provided to the Purchaser and is attached to the Company Disclosure Letter.

"Cash Consideration" means $15.50.

"Certificate of Arrangement" means the certificate or other proof of filing issued by the Registrar pursuant to subsection 193(11) of the ABCA giving effect to the Plan of Arrangement.

"CIBC Fairness Opinion" means the opinion of CIBC World Markets Inc., the financial advisor to the Company, to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received by the Company Shareholders under the Arrangement is fair, from a financial point of view, to the Company Shareholders.

"Commercial Electronic Message" means a "commercial electronic message" as defined in the Anti-Spam Laws.

"Commissioner" means the Commissioner of Competition appointed under the Competition Act or any Person authorized to exercise the powers and perform the duties of the Commissioner of Competition.

"Company Annual Financial Statements" means the consolidated audited financial statements of Hammerhead Resources for the financial years ended December 31, 2022, 2021 and 2020.

"Company Board" means the board of directors of the Company, as constituted from time to time.

"Company Board Recommendation" has the meaning given to it in Section 2.3(c).

"Company Change in Recommendation" has the meaning given to it in Section 7.2(a)(iv)(B)(IV).

"Company Circular" means the notice of the Company Meeting and accompanying management proxy circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management proxy circular, to be sent to the Company Shareholders and such other Persons as may be required by the Interim Order or by Law in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time.

"Company Constating Documents" means the certificates and articles of amalgamation and the by-laws of the Company and all amendments thereto or restatements thereof.

"Company Damages Event" has the meaning given to it in Section 8.2(a).

"Company Disclosure Letter" means the disclosure letter executed by the Company and delivered to the Purchaser concurrently with the execution of this Agreement.

"Company Employee" means any full-time or part-time employee of the Company or any of its Subsidiaries including any such employee on disability (long-term or short-term), workplace safety and insurance, pregnancy, parental or other statutory or approved leave.

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"Company Filings" means all documents publicly filed under the profile of the Company on SEDAR Plus, by or on behalf of the Company, since February 24, 2023.

"Company Interests" has the meaning given to it in Section 39 of Appendix C.

"Company Material Adverse Effect" means a Material Adverse Effect in relation to the Company.

"Company Meeting" means the special meeting of the Company Shareholders, including any adjournment or postponement of such meeting in accordance with the terms of this Agreement, to be called and held to secure approval of the Arrangement Resolution and for any other purpose as may be set out in the Company Circular.

"Company Option" means an option to purchase Company Shares granted pursuant to the provisions of the Company Option Plan.

"Company Option Plan" means the Share Option Plan of the Company dated effective February 23, 2023 and as amended and restated effective May 1, 2023.

"Company Shareholder" means a registered or beneficial holder of the Company Shares, as the context requires.

"Company Shares" means the Class A common shares in the capital of the Company.

"Company Special Committee" means the special committee of the Company Board appointed for purposes of considering the Arrangement.

"Company Termination Fee" has the meaning given to it in Section 8.2(a).

"Competition Act" means the Competition Act (Canada).

"Competition Act Approval" means, with respect to the transactions contemplated by this Agreement, either:

(a) the Commissioner shall have issued an advance ruling certificate pursuant to section 102 of the Competition Act; or

(b) both:

(i) the applicable waiting period under Section 123 of the Competition Act shall have expired or been terminated or the obligation to notify and supply information in accordance with Part IX of the Competition Act shall have been waived by the Commissioner under subsection 113 (c) of the Competition Act; and

(ii) the Commissioner shall have advised the Purchaser in writing that he does not, at that time, intend to make an application under Section 92 of the Competition Act (a "No Action Letter") and any terms and conditions of such No Action Letter are acceptable to the Purchaser, acting reasonably.

"Confidentiality Agreement" means the confidentiality agreement dated June 29, 2023 entered into by the Purchaser and the Company.

"Consideration" means the consideration to be paid and received pursuant to the Plan of Arrangement in respect of each Company Share, consisting of the Share Consideration and the Cash Consideration.

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"Consideration Shares" means the common shares in the capital of the Purchaser.

"Contracts" means all legally binding agreements, arrangements, understandings, commitments and undertakings (whether written or oral) to which a Person is a party or a beneficiary or pursuant to which any of its property or assets are or may be affected.

"Corporate IT" has the meaning given to it in Section 35 of Appendix C.

"Court" means the Court of King's Bench of Alberta.

"Data Room" means the: (i) electronic data room for the purposes of considering the transactions contemplated by this Agreement established and maintained by CIBC World Markets Inc. on behalf of the Company; and (ii) electronic data room for the purposes of considering the transactions contemplated by this Agreement established and maintained by the Company, to which the Purchaser and its Representatives have been granted access.

"Debt Commitment Letter" means the commitment letter dated the date of this Agreement and entered into by The Bank of Nova Scotia, Royal Bank of Canada and Bank of Montreal, as initial lenders, and the Purchaser, as the borrower, to provide the Debt Financing, and including the related fee letter.

"Debt Financing" means the debt financing contemplated under the Debt Commitment Letter the proceeds of which are intended to be used by the Purchaser to satisfy a portion of the aggregate Cash Consideration payable under the terms of the Plan of Arrangement and to repay the outstanding indebtedness under the Company's credit facilities on the Effective Date.

"Debt Financing Documents" means the definitive documentation with respect to the Debt Financing on the respective terms and conditions (including the "market flex" provisions) contained in the Debt Commitment Letter.

"Debt Financing Parties" means, collectively, the agents, arrangers, lenders and other entities that have committed to provide or arrange or otherwise entered into agreements in connection with all or any part of the Debt Financing.

"Depositary" means Computershare Trust Company of Canada or such other Person that may be appointed by the Purchaser and the Company for the purpose of receiving deposits of certificates or direct registration system advices formerly representing the Company Shares.

"Derivative Contract" means a financial risk management Contract, such as a currency, commodity, interest or equity related instrument, including but not limited to rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross currency rate swap transactions, currency options, production sales transactions having terms greater than 30 days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions, but do not include any Marketing and Midstream Agreements.

"Dissent Rights" means the right of a Dissenting Shareholder to dissent in respect of the Arrangement Resolution and to be paid the fair value of the Company Shares granted pursuant to the Interim Order, all in accordance with section 191 of the ABCA (as modified by the Interim Order), the Interim Order and Article 4 of the Plan of Arrangement.

"Dissenting Shareholder" means a registered holder of the Company Shares who validly dissents in respect of the Arrangement Resolution in strict compliance with Section 4.1 of the Plan of Arrangement and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights as at the Effective Time.

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"Effective Date" means the date the Arrangement becomes effective under the ABCA.

"Effective Time" means the time on the Effective Date that the Articles of Arrangement are filed in accordance with subsection 193(4.1) of the ABCA.

"Electronic Address" means an "electronic address" as defined in Anti-Spam Laws.

"Employee Material Contracts" has the meaning given to it in Section 55 of Appendix C.

"Employee Obligations" means any obligations or liabilities of the Company or any of its Subsidiaries to pay any amount to or on behalf of its officers, directors, consultants or employees, other than for salary (which for consultants shall include consulting fees), vacation and current year bonus (excluding for greater certainty pursuant to any Incentive Awards) and, without limiting the generality of the foregoing, Employee Obligations shall include the obligations of the Company or any of its Subsidiaries to their respective directors, officers, employees or consultants for severance or termination payments on the change of control of the Company pursuant to any agreements or severance or retention policy, including the Executive Severance.

"Employee Pension Plans" has the meaning given to it in Section 56 of Appendix C.

"Employee Plans" has the meaning given to it in Section 56 of Appendix C.

"Environment" means the natural environment (including soil, land surface or subsurface strata, surface waters, groundwater, sediment, ambient air (including all layers of the atmosphere), organic and inorganic matter and living organisms), and any other environmental medium or natural resource.

"Environmental Laws" means all Laws relating to:

(a) the protection of human health or the Environment, including those relating to pollution, waste, emissions, discharges, or Releases of Hazardous Substances or any other solid, liquid, gas, odour, heat, sound, vibration, or radiation;

(b) the protection and conservation of natural resources, including climate, air, surface water, groundwater, wetlands, land surface, subsurface strata, wildlife, aquatic, terrestrial, avian or microbial species and vegetation; and

(c) the manufacture, generation, handling, transport, transfer, labelling, packaging, sale, distribution, import, export, use, processing, treatment, recycling, storage, destruction, or disposal of, or exposure to, Hazardous Substances, including, in each case, any other criminal, civil, equitable, or common law principle concerning any act or omission relating to the Environment or Hazardous Substances.

"Equity Financing" means the "bought deal" equity financing agreed to by the Purchaser substantially concurrently with entering into this Agreement, the net proceeds of which are intended to be used by the Purchaser to satisfy a portion of the aggregate Cash Consideration payable under the terms of the Plan of Arrangement.

"Equity Incentive Award" means an award granted under the Equity Incentive Award Plan and designated as a "Restricted Incentive Award", a "Restricted Share Award", a "Performance Incentive Award" or a "Performance Share Award" in accordance with the terms of, and as defined in, the Equity Incentive Award Plan.

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"Equity Incentive Award Plan" means the Equity Incentive Award Plan of the Company dated effective February 23, 2023 and as amended and restated effective May 1, 2023.

"Exchange Approvals" means the approvals of the TSX and the NYSE for the listing of the Consideration Shares, subject to customary conditions.

"Executives" means the executive officers of the Company listed in Section 4.13(a) of the Company Disclosure Letter.

"Executive Severance" means the obligations of the Company or any of its Subsidiaries to the Executives for severance or termination payments on the change of control of the Company pursuant to any agreements or severance or retention policy (excluding for greater certainty pursuant to any Incentive Awards).

"Fairness Opinions" means, collectively, the CIBC Fairness Opinion and the Peters Fairness Opinion.

"FERC" has the meaning given to it in Section 4.15.

"Final Order" means the order of the Court approving the Arrangement pursuant to subsection 193(4) of the ABCA, as such order may be affirmed, amended, or modified by any court of competent jurisdiction prior to the Effective Time, provided that any such amendment or modification is acceptable to both the Company and the Purchaser, each acting reasonably.

"Finance Related Parties" has the meaning given to it in Section 4.3(f). "Financing" has the meaning given to it in Section 4.3(d). "Governmental Authority" means:

(a) any international, multinational, national, federal, provincial, state, territorial, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign;

(b) any subdivision, agency, agent or authority of any of the foregoing; or

(c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency, stock exchange, or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing including, for greater certainty, the Securities Regulatory Authorities, the TSX, the NYSE, the NASDAQ and any applicable regional reliability entity, electric system operator, public utilities commission, public service commission or equivalent entity.

"Hammerhead Resources" means Hammerhead Resources Inc., a predecessor entity to HULC.

"Hazardous Substance" means any substance, chemical, mixture or material, whether animate or inanimate, that is or may be harmful or hazardous to human, animal, or plant life, any property, any activity, or to the Environment, and includes anything that is regulated under any Laws as a "contaminant", "source of contaminant", "pollutant", "pesticide", "fuel", "deleterious substance", "toxic substance", "hazardous substance", "controlled substance", "designated substance", "domestic substance", "non-domestic substance", "priority substance", "prohibited substance", "substance subject to notification or consent", "restricted substance", "ozone-depleting substance", "nuclear substance", "hazardous product", "dangerous good", "waste", "hazardous waste", or "hazardous recyclable material".

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"HULC" has the meaning given to it in Section 2 of Appendix C.

"IFRS" means International Financial Reporting Standards as issued by the International Accounting Standards Board, as incorporated in the CPA Canada Handbook at the relevant time applied on a consistent basis.

"Incentive Awards" means, collectively, the outstanding Company Options, Equity Incentive Awards, Legacy Options, and Legacy RSUs granted under the Company Option Plan, the Equity Incentive Award Plan, the Legacy Share Option Plan and the Legacy RSU Plan, respectively.

"Incentive Award Holder" means a holder of an Incentive Award.

"Incentive Plans" means, collectively, the Equity Incentive Award Plan, the Company Option Plan, the Legacy Share Option Plan and the Legacy RSU Plan.

"Indemnified Persons" has the meaning given to it in Section 9.9.

"Information Technology" means all computer systems, communications systems, software (other than off-the-shelf software) and hardware, whether owned, used or licenced.

"Interim Order" means the interim order of the Court concerning the Arrangement under subsection 193(4) of the ABCA, containing declarations and directions with respect to the Arrangement and the holding of the Company Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction, provided that any such amendment or modification is acceptable to both the Company and the Purchaser, each acting reasonably.

"IP Rights" means:

(a) all patents, patent applications, patent disclosures and inventions (whether or not patentable and whether or not reduced to practice), and including all provisional applications, substitutions, continuations, continuations-in-part, patents of addition, improvement patents, divisions, renewals, reissues, confirmations, counterparts, re- examinations and extensions thereof;

(b) all trademarks, service marks, trade dress, trade names, logos, domain names and corporate names, whether registered or existing at common law;

(c) all registered and unregistered statutory and common law copyrights and industrial designs;

(d) all registrations, applications, divisionals and renewals for any of the foregoing;

(e) all trade secrets, confidential information, ideas, formulae, compositions, know-how, improvements, innovations, discoveries, designs, manufacturing and production processes and techniques;

(f) all other intellectual property rights owned, licenced, controlled or used by a Person, in any and all relevant jurisdictions in the world; and

(g) all rights to sue at Law or in equity, including all causes of action for any past infringement or other impairment of any and all of the foregoing, and including the right to all remedies therefrom, including the right to receive all proceeds and damages, where applicable at Law.

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"Key Regulatory Approvals" means, collectively, the Competition Act Approval and the Exchange Approvals.

"Law" means, with respect to any Person, any and all applicable law, constitution, treaty, convention, ordinance, code, rule, instrument, regulation, Order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, standards, practices, guidelines and protocols of any Governmental Authority.

"Leased Real Property" has the meaning given to it in Section 32 of Appendix C and expressly excludes the Company Interests.

"Leased Structures" has the meaning given to it in Section 32 of Appendix C.

"Leases" means the leases, offers to lease, subleases, licenses, rights to occupy and any amendments, modifications, renewables, extension and supplements thereto, listed in Section 32 of the Company Disclosure Letter, in respect of the Leased Real Properties, provided however, Leases having an aggregate rental obligation of less than [obligations redacted] over the term may not be listed in Section 32 of the Company Disclosure Letter.

"Legacy CCPC Option" means each option to purchase Company Shares outstanding pursuant to the provisions of the Legacy Share Option Plan that was issued in an exchange governed by subsection 7(1.4) of the Tax Act in exchange for an option that was granted by a corporation that was a Canadian controlled private corporation for the purposes of the Tax Act at the time of grant.

"Legacy Non-CCPC Option" means each option to purchase Company Shares outstanding pursuant to the provisions of the Legacy Share Option Plan that is not a Legacy CCPC Option.

"Legacy Options" means, collectively, the Legacy CCPC Options and the Legacy Non-CCPC Options.

"Legacy RSU" means a unit equivalent in value to a Company Share issued pursuant to the Legacy RSU Plan.

"Legacy RSU Plan" means the Legacy Share Award Plan of the Company dated effective February 23, 2023.

"Legacy Share Option Plan" means the Legacy Share Option Plan of the Company dated effective February 23, 2023.

"Lien" means:

(a) any mortgage, charge, pledge, hypothec, security interest, assignment, lien (statutory or otherwise), privilege, easement, servitude, pre-emptive right or right of first refusal, ownership or title retention agreement, restrictive covenant or conditional sale agreement or option, imperfections of title or encroachments relating to real property; and

(b) any other encumbrance of any nature or any arrangement or condition which, in substance, secures payment or performance of an obligation.

"Malicious Code" has the meaning given to it in Section 35 of Appendix C.

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"Marketing and Midstream Agreements" means each agreement of the Company or any of its Subsidiaries for the processing, compression, treatment, gathering, storage, sequestration, disposal, transportation, purchase, sale or delivery of petroleum, natural gas or sulphur, and/or any substances produced in connection therewith.

"Matching Period" has the meaning given to it in Section 5.4(a).

"Material Adverse Effect" means, in respect of a Party, any change, event, occurrence, effect, state of facts or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects, states of facts or circumstances is or would reasonably be expected to be material and adverse to the business, operations, results of operations, assets, properties, financial condition or liabilities (contingent or otherwise) of the Party and its Subsidiaries, taken as a whole, except any such change, event, occurrence, effect, state of facts or circumstances resulting from or arising in connection with:

(a) any change or development generally affecting the industry in which the Party operates;

(b) any change in global, national or regional political conditions (including the outbreak or escalation of war or acts of terrorism) or in general economic, business, regulatory, political, or market conditions or in national or global financial, commodities, capital, currency, securities or credit markets;

(c) any change in Law, IFRS or regulatory accounting or Tax requirements, or in the interpretation, application or non-application of the foregoing by any Governmental Authority;

(d) any natural disaster or epidemic, pandemic or disease outbreak or worsening thereof;

(e) any action taken (or omitted to be taken) by the Party that is required by this Agreement or upon the written request or with the written consent of the other Party;

(f) any change in the market price or trading volume of any securities of the Party or any credit ratings downgrade or negative outlook or similar event (it being understood that the causes underlying such change in market price, trading volume or credit rating may be taken into account in determining whether a Material Adverse Effect has occurred);

(g) any failure by the Party to meet any internal or published projections, forecasts, guidance or estimate of revenues, earnings, cash flows or other financial or operating metrics (it being understood that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred);

(h) any matter or prospective matter which has been disclosed in the Company Disclosure Letter; or

(i) the execution, announcement or performance of this Agreement or the Plan of Arrangement or the implementation and completion of the Arrangement, including any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of the Party with any Governmental Authority or any of its current or prospective employees, customers, security holders, financing sources, vendors, distributors, suppliers, counterparties, partners, licensors or lessors;

provided, however, that:

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(i) with respect to clauses (a) through to and including (d) above, only to the extent that such matter does not have a materially disproportionate effect on the Party and its Subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the industries in which the Party operates; and

(ii) references in certain Sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative for purposes of determining whether a Material Adverse Effect has occurred.

"Material Authorization" has the meaning given to it in Section 28 of Appendix C.

"Material Contract" means:

(a) any Derivative Contract;

(b) any Marketing and Midstream Agreement other than such agreements that can be terminated on written notice of 30 days or less without a penalty;

(c) any Leases, other than Leases that have a rental obligation of less than $500,000 over their term; and

(d) any other Contract:

(i) involving the pending acquisition, swap, exchange, sale or other disposition of (or option to purchase, acquire, swap, exchange, sell or dispose of) any oil and gas properties of the Company or any of its Subsidiaries, other than Contracts involving the acquisition or sale of (or option to purchase or sell) oil, gas or sulphur in the Ordinary Course;

(ii) that, if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Company Material Adverse Effect;

(iii) relating, directly or indirectly, to any indebtedness for borrowed money, whether secured by any asset or not;

(iv) relating directly or indirectly to the guarantee of any liabilities or obligations or to indebtedness for borrowed money;

(v) restricting the incurrence of indebtedness by the Company or any of its Subsidiaries;

(vi) under which the Company or any of its Subsidiaries is obligated to make or expects to receive payments in excess of [limit redacted] in any 12 month period;

(vii) that creates an exclusive dealing arrangement or right of first offer or refusal or most favoured nation status;

(viii) providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, any property or asset (including any of the foregoing where the transaction has closed and the Company or any of its Subsidiaries has any existing indemnification, earn-out or other obligations in relation thereto) where the purchase or sale price or agreed value or fair market value of such property or asset exceeds [limit redacted];

(ix) that limits or restricts in any respect:

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(A) the ability of the Company or any of its Subsidiaries to engage in any line of business or carry on business in any geographic area; or

(B) the scope of Persons to whom the Company or any of its Subsidiaries may sell products;

(x) providing for the establishment, investment in, organization or formation of any joint venture, partnership or other revenue sharing arrangements in which the interest of the Company or any of its Subsidiaries has a fair market value that exceeds [limit redacted];

(xi) which is not terminable by the Company or any of its Subsidiaries, as applicable, upon notice of six months or less and under which the Company or any of its Subsidiaries is obligated to make or expects to receive:

(A) in respect of Contracts with a remaining term of 12 months or more, annual payments in excess of [limit redacted] per annum or [limit redacted] in aggregate over the term of the Contract; or

(B) in respect of Contracts with a remaining term of less than 12 months, payments in excess of [limit redacted] in aggregate over the remaining term of the Contract;

(xii) that is a collective bargaining agreement, a labour union contract or any other memorandum of understanding or other agreement with a union;

(xiii) with any shareholder, director or officer, or other non-arm's length party;

(xiv) that provides for a Take or Pay Obligation;

(xv) that provides for the sale by the Company or any of its Subsidiaries of oil, gas or sulphur which cannot be terminated on written notice of 90 days or less without penalty;

(xvi) that creates future payment obligations (including settlement agreements or Contracts that require any capital contributions to, or investments in, any Person) of the Company or any of its Subsidiaries outside of the Ordinary Course or that creates or would create a Lien on any material asset or property of the Company or any of its Subsidiaries;

(xvii) with one or more indigenous counterparties to which the Company and/or any of its Subsidiaries is a party or by which any of them are bound;

(xviii) to which the Company and/or any of its Subsidiaries is a party or by which any of them are bound which relate to the capture, transportation, utilization or sequestration of carbon dioxide; or

(xix) that provide for an amount to be paid by the Company or any of its Subsidiaries as a result of the Arrangement and the transactions contemplated hereby.

"MI 61-101" means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions.

"Misrepresentation" has the meaning given to it in the Securities Act (Alberta).

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"NASDAQ" means NASDAQ Stock Market LLC.

"Net Debt" means the total indebtedness of the Company and its Subsidiaries, including long term debt, bank debt and working capital deficiency (if applicable), less the unrestricted cash of the Company (determined on a consolidated basis), less the Company's working capital surplus (if applicable) (each as defined in accordance with IFRS) and, for greater certainty, excluding the mark to market value of all of the Company's and its Subsidiaries' Derivative Contracts, any lease liabilities of the Company and any of its Subsidiaries and the Transaction Costs and Employee Obligations.

"NI 14-101" means National Instrument 14-101 - Definitions.

"NI 51-101" means National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities.

"NI 51-102" means National Instrument 51-102 - Continuous Disclosure Obligations.

"NI 52-109" means National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings.

"No Action Letter" has the meaning given to it in the definition of Competition Act Approval.

"NYSE" means the New York Stock Exchange.

"Order" means any order, writ, judgment, decree, stipulation, determination, award, decision, sanction, ruling, or similar action taken or entered by or with or applied by any Governmental Authority, in each case, whether temporary, preliminary or permanent.

"Ordinary Course" means, with respect to an action taken by a Person, that such action (a) is or has been taken in the ordinary and usual course of the normal day-to-day operations of the Person or its business, as the case may be, and in a manner consistent with the past practices of such Person or its business and (b) would be similar in nature to actions customarily taken in the ordinary and usual course of the normal day-to-day operations of other Persons that are in the same line of business as such Person.

"Outside Date" means February 29, 2024 or such other date as may be agreed to by the Parties.

"Parties" means the Company, the Purchaser and any other Person who may become a party to this Agreement.

"Permitted Liens" means:

(a) inchoate or statutory Liens for Taxes, assessments or governmental charges or levies which relate to obligations not yet due or delinquent, and inchoate or statutory Liens for overdue Taxes the validity of which are being contested in good faith by appropriate Proceedings and for which adequate reserves have been made, provided such contestation effectively postpones enforcement of any such Liens for Taxes;

(b) inchoate or statutory Liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others in respect of the construction, maintenance, repair or operation of assets; provided that such Liens are related to obligations not due or delinquent, are not registered against title to any assets and in respect of which adequate holdbacks are being maintained as required by Law;

(c) easements, rights of way, servitudes and similar rights in land, including rights of way and servitudes for highways and other roads, railways, sewers, drains, pipelines, gas and water mains, electric light, power, telephone, telegraph or cable television conduits, poles, wires and cables that do not materially adversely affect the use and enjoyment of any real or immovable property;

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(d) any Liens, registrations, instruments or encumbrances registered or recorded against title to the Leased Real Property or the lands upon which the Leased Real Property is located;

(e) any conditions, rights, reservations, exceptions, limitations, provisos or restrictions that are contained in any original grants of, titles to, or transfers from the Crown of, any real property or interests therein and exceptions to title under applicable Laws; and

(f) those Liens listed at Section 1.1 of the Company Disclosure Letter.

"Person" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Authority, syndicate, or other entity, whether or not having legal status.

"Personal Information" means information about an identifiable individual other than such individual's business contact information where such business contact information is collected, used or disclosed for the purposes of contacting such individual in that individual's capacity as an employee or an official of an organization and for no other purpose.

"Peters Fairness Opinion" means the opinion of Peters & Co. Limited, the financial advisor to the Company Special Committee, to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received by the Company Shareholders under the Arrangement is fair, from a financial point of view, to the Company Shareholders.

"Plan of Arrangement" means the plan of arrangement of the Company attached hereto at Appendix A as may be supplemented, modified, amended or amended and restated from time to time in accordance with the terms thereof and this Agreement or made at the direction of the Court in the Final Order.

"Post-Completion Transactions" has the meaning given to it in Section 4.15.

"Preferred Shares" means the first preferred shares in the capital of the Company.

"Privacy Laws" means the Personal Information Protection and Electronic Documents Act (Canada) and any similar Laws relating to the collection, use, disclosure or storage of Personal Information including, but not limited to, the Personal Information Protection Act (Alberta) and the Personal Information Protection Act (British Columbia).

"Proceeding" means any suit, claim, action, charge, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, audit, examination, application or known investigation commenced, brought, conducted or heard by or before any Governmental Authority.

"Purchaser Damages Event" has the meaning given to it in Section 8.1.

"Purchaser Filings" means all documents publicly filed under the profile of the Purchaser on SEDAR Plus, by or on behalf of the Purchaser, since the date of the Purchaser's most recently filed audited financial statements.

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"Purchaser Material Adverse Effect" means a Material Adverse Effect in relation to the Purchaser.

"Purchaser Termination Fee" has the meaning given to it in Section 8.1.

"Registrar" means the Registrar of Corporations or a Deputy Registrar of Corporations appointed under section 263 of the ABCA.

"Regulatory Approval" means:

(a) any Authorization, consent, waiver, permit, license, certificate, exemption, review, Order, decision or approval of, or any registration and filing with, any Governmental Authority;

(b) any third party consent required under any of the Authorizations held by the Company or any of its Subsidiaries; or

(c) the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Authority, in each case in connection with the Arrangement.

"Release" means any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, migration, injection, escape, leaching, disposal, dumping, deposit, spraying, burial abandonment, incineration, seepage, placement or introduction of a Hazardous Substance, whether accidental or intentional, into the Environment.

"Representative" means, in respect of any Person and, as applicable, any officer, director, trustee, partner, employee, representative (including any financial, legal or other advisor) or agent of such Person or of any of its Subsidiaries.

"Reserves Report" means the independent engineering evaluation of Hammerhead Resources' tight oil, shale gas and natural gas liquids reserves prepared by McDaniel & Associates Consultants Ltd. in accordance with NI 51-101 effective December 31, 2022 and dated March 28, 2023.

"Riverstone" has the meaning given to it in the recitals of this Agreement.

"Sanctioned Person" means any Person who is a designated target of Sanctions or is otherwise a subject of Sanctions, including as a result of being:

(a) owned or controlled directly or indirectly by any Person which is a designated target of Sanctions; or

(b) organized under the laws of any country that is subject to general or country-wide Sanctions, or any Person that is a "designated person", "politically exposed foreign person" or "terrorist group" as described in any Laws relating to Sanctions.

"Sanctions" means any economic or trade sanctions or restrictive measures enacted, administered, imposed or enforced by the Parliament of Canada, the United States Department of the Treasury's Office of Foreign Assets Control, the United States Department of State, the United Nations Security Council, the European Union or any present or future member state thereof, the United Kingdom's His Majesty's Treasury or any other relevant sanctions authority.

"Securities Laws" means, as applicable, the Securities Act (Alberta) or similar statute of each of the Securities Regulatory Authorities and the respective rules and regulations under such laws together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders.

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"Securities Regulatory Authorities" means, as applicable, the securities regulatory authorities listed in "Appendix C" to NI 14-101.

"SEDAR Plus" means the System for Electronic Document Analysis and Retrieval or any system that replaces SEDAR Plus.

"Share Consideration" means 0.5340 of a Consideration Share.

"Subsidiary" means, with respect to any Person, any corporation, partnership, association or other business entity of which:

(a) if a corporation, a majority of the total voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other subsidiaries of that Person or a combination thereof; or

(b) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more subsidiaries of that Person or a combination thereof. For these purposes, a Person or Persons are deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons are allocated a majority of partnership, association or other business entity gains or losses or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity.

"Superior Proposal" means any unsolicited bona fide written Acquisition Proposal made after the date of this Agreement from a Person or group of Persons (other than the Purchaser) to purchase or otherwise acquire, directly or indirectly, by means of an acquisition, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, recapitalization, liquidation, winding-up or similar transaction, not less than all of the outstanding Company Shares (other than Company Shares beneficially owned by the Person or Persons making such Superior Proposal) or all or substantially all of the assets of the Company and its Subsidiaries on a consolidated basis:

(a) that complies with all Securities Laws;

(b) that did not result from a breach of Article 5 of this Agreement;

(c) that the Company Board determines, in its good faith judgment, after receiving the advice of its outside legal counsel and financial advisors, is reasonably capable of being completed at the time and on the terms proposed, without undue delay, relative to the Arrangement, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal and the Person or group of Persons making such Acquisition Proposal and their respective Affiliates;

(d) that is not subject to a financing condition and in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to be available to the satisfaction of the Company Board, acting in good faith;

(e) that is not subject to a due diligence condition or access condition;

(f) that the Company Board determines, in its good-faith judgment, after receiving the advice of its outside legal counsel and financial advisors and after taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Person or group of Persons making such Acquisition Proposal and their Affiliates, would, if consummated in accordance with its terms, and taking into account the risk of non-completion and other factors deemed relevant by the Company Board, result in a transaction that is more favourable, from a financial point of view, to the Company Shareholders than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by the Purchaser pursuant to Section 5.4); and

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(g) in respect of which the Company Board determines, in its good-faith judgment, after receiving the advice of its outside legal counsel and financial advisors and after taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Person or group of Persons making such Acquisition Proposal and their Affiliates, that failing to recommend such Acquisition Proposal to the Company Shareholders and entering into a definitive agreement with respect to such Acquisition Proposal would be inconsistent with its fiduciary duties under applicable Laws; and

(h) that provides that in the event the Company does not have the financial resources to pay the Purchaser Termination Fee the Person or Persons making such Acquisition Proposal shall advance or otherwise provide the Company the cash required for the Company to pay the Purchaser Termination Fee and that such amount of cash shall be advanced or otherwise provided on or before the date on which such Purchaser Termination Fee becomes payable.

"Take or Pay Obligations" means any obligations (including the future obligations of the Company or any of its Subsidiaries under "take or pay" or similar provisions) of the Company or any of its Subsidiaries: (i) to sell or deliver, as applicable, petroleum or natural gas or related substances without being entitled in due course to receive and retain full payment therefor at the full price which would otherwise be applicable thereunder; or (ii) with respect to the handling, processing or transportation of petroleum, natural gas or related substances, to pay a fee in connection with particular tangibles or third party owned processing facilities or pipelines that exceeds the actual use by the Company or any of its Subsidiaries of, or services received at, such tangibles, facilities or pipelines.

"Tax Act" means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supp.).

"Tax Authority" means the Canada Revenue Agency and any other Governmental Authority having taxing authority and their respective successors, if any.

"Tax Returns" means all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in written, electronic or other form) and any amendments, schedules, attachments, supplements, appendices and exhibits thereto, which have been prepared or filed or are required to be prepared or filed in respect of Taxes.

"Taxes" includes:

(a) any taxes, duties, assessments, imposts, fees, withholdings, levies and other charges of any nature imposed by any Tax Authority, including those levied on, or measured by, or referred to as, income, net income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, withholding, business, carbon, emissions, property, occupancy, vacancy, fuel, carbon, environmental, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervailing and anti-dumping and all employment insurance, health insurance and Canada, Québec and other government pension plan and other employer plan premiums, contributions or withholdings and all other taxes and similar governmental charges of any kind imposed by any Tax Authority;

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(b) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Tax Authority on or in respect of amounts of the type described in clause (a) above or this clause (b); and

(c) any liability for the payment of any amounts of the type described in clause (a) or (b) above by contract, as a result of any express or implied obligation to indemnify any other Person, or as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or as a result of being a transferee or successor in interest to any party.

"Terminating Party" has the meaning given to it in Section 4.10.

"Termination Notice" has the meaning given to it in Section 4.10.

"Transaction Costs" means all transaction costs, including all financial advisory, legal, engineering, audit and insurance costs and expenses, incurred by the Company and any of its Subsidiaries in connection with the Arrangement and the transactions contemplated hereby, but excluding, for greater certainty, any Employee Obligations, Executive Severance and any costs associated with any Post-Completion Transactions.

"Transaction Costs Cap" has the meaning given to it in Section 64 of Appendix C.

"Transaction Personal Information" means Personal Information in the possession, custody or control of the Company or any of its Subsidiaries, including Personal Information about Company Employees, contractors, suppliers, customers, directors, officers, shareholders or other securityholders that is or will be:

(a) disclosed to the Purchaser prior to the Effective Time by the Company; or

(b) collected by the Purchaser prior to the Effective Time from the Company, in either case in connection with the Arrangement.

"TSX" means the Toronto Stock Exchange.

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934.

"U.S. Securities Act" means the United States Securities Act of 1933.

"U.S. Securities Laws" means the U.S. Securities Act, the U.S. Exchange Act, and any applicable securities, "blue sky" or other similar laws of any state of the United States of America.

"U.S. Tax Code" means the United States Internal Revenue Code of 1986.

"Voting Agreements" has the meaning given to it in the recitals of this Agreement, and "Voting Agreement" means any one of them.

1.2 Gender and Number

In this Agreement, unless there is something in the subject matter or context inconsistent therewith, words importing the singular number only (including defined terms) include the plural and vice versa and words importing a gender include all genders and, in each case, the rest of any sentence including such words is to be construed as if the necessary grammatical changes had been made.

1.3 Certain Phrases and Calculation of Time

(a) In this Agreement:

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(i) the words "including" and "includes" mean "including (or includes) without limitation"; and

(ii) in the computation of periods of time from a specified date to a later specified date, unless otherwise expressly stated, the word "from" means "from and including" and the words "to" and "until" each mean "to but excluding". If the last day of any such period is not a Business Day, such period will end on the next Business Day.

(b) When calculating the period of time "within" which or "following" which any act or event is required or permitted to be done, notice given or steps taken, the date which is the reference date in calculating such period is to be excluded from the calculation. If the last day of any such period is not a Business Day, such period will end on the next Business Day.

(c) Without limiting the generality of the foregoing, whenever payments are to be made or an action taken on a day which is not a Business Day, such payment will be made or such action taken on the next Business Day.

1.4 Other Terms

In this Agreement:

(a) the phrases "the aggregate of", "the total of" and "the sum of" and phrases of similar meaning mean "the aggregate (or total or sum), without duplication, of";

(b) the words "hereof", "herein", "hereunder" and "hereto" and similar expressions refer to this Agreement as a whole;

(c) the word "or" is not exclusive;

(d) the words "delivered", "made available" and "furnished" and similar expressions mean that the information, document or materials referred to have been physically or electronically delivered to the relevant Parties; and

(e) the words "executed" and "signed" include electronic signatures and execution thereby, and an electronic signature shall have the same legal effect, and be as valid and enforceable, as a manually executed signature.

1.5 Headings, etc.

The inclusion of a table of contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and are not to affect or be used in the construction or interpretation of this Agreement.

1.6 Currency

All monetary amounts in this Agreement, unless otherwise specified, are stated in Canadian currency.

1.7 Knowledge

In this Agreement, references to "to the knowledge of" means the actual knowledge of the Executive Officers of the Purchaser or the Company, as the case may be, after reasonable inquiry. For purposes of this Section 1.7, "Executive Officers" means (a) in the case of the Purchaser, the Purchaser's [positions redacted], and (b) in the case of the Company, the Company's [positions redacted].

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1.8 Statutory References

Except as otherwise specifically provided in this Agreement, any reference to a statute in this Agreement refers to that statute and the rules, regulations and ministerial orders made under that statute and in effect on the date of this Agreement and on the Effective Date, as the same may, from time to time, be amended, re-enacted or replaced on or prior to the Effective Date.

1.9 No Presumption

The Parties and their counsel have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or a question of intent or interpretation arises, this Agreement is to be construed as if drafted jointly by the Parties. No presumption or burden of proof should arise in favour of any Party by virtue of the authorship of any provision of this Agreement.

1.10 Governing Law and Forum

(a) This Agreement is governed by and is to be interpreted and enforced in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

(b) The Parties irrevocably attorn and submit to the exclusive jurisdiction of the courts of Alberta in any Proceeding arising out of, or relating to, this Agreement. Each of the Parties waives objection to the venue of any Proceeding in such court or any argument that such court provides an inconvenient forum.

ARTICLE 2

THE ARRANGEMENT

2.1 The Arrangement

The Arrangement shall be implemented in accordance with and subject to the terms and on the conditions contained in this Agreement and the Plan of Arrangement.

2.2 Interim Order

As soon as is practicable following the execution of this Agreement and, in any event in sufficient time to hold the Company Meeting in accordance with Section 2.3, the Company shall apply to the Court in a manner acceptable to the Purchaser, acting reasonably, for the Interim Order, which must provide, among other things:

(a) for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting, and for the manner in which such notice is to be provided;

(b) that the securities of the Company for which holders as at the record date established for the Company Meeting will be entitled to vote on the Arrangement Resolution shall be the holders of the Company Shares (and, if Voting Agreements and consent agreements with respect to the requisite number of Incentive Awards referred to in Section 4.3(a)(ii) are not obtained, the Incentive Award Holders);

(c) that the required level of approval for the Arrangement Resolution shall be: (i) at least 66⅔% of the votes cast on the Arrangement Resolution by Company Shareholders (and, if applicable pursuant to Section 2.2(b), Incentive Award Holders, in such case voting together as a single class), present in person or represented by proxy at the Company Meeting (and that each Company Shareholder is entitled to one vote for each Company Share held and, if applicable, each Incentive Award Holder is entitled to one vote for each Incentive Award held); and (ii) by a simple majority of the votes cast on the Arrangement Resolution by Company Shareholders (and, if applicable pursuant to Section 2.2(b), Incentive Award Holders, in such case voting together as a single class), present in person or represented by proxy at the Company Meeting (and that each Company Shareholder is entitled to one vote for each Company Share held and, if applicable, each Incentive Award Holder is entitled to one vote for each Incentive Award held) after excluding for this purpose any votes attached to the Company Shares and if applicable, Incentive Awards held by Persons described in items (a) through (d) of section 8.1(2) of MI 61-101; and (iii) in accordance with any of the requirements of the TSX and NASDAQ;

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(d) that, in all respects, other than as ordered by the Court, the terms, restrictions and conditions of the Company Constating Documents, including quorum requirements and all other matters, shall apply in respect of the Company Meeting;

(e) for the grant of the Dissent Rights to those Company Shareholders who are registered Company Shareholders as contemplated in the Plan of Arrangement, which Dissent Rights must provide that a Company Shareholder's written objection to the Arrangement Resolution must be received by the Company by no later than 48 hours (excluding Saturdays, Sundays and statutory holidays in Calgary, Alberta) before the Company Meeting;

(f) that the deadline for submission of proxies by Company Shareholders for the Company Meeting shall be 48 hours (excluding Saturdays, Sundays and statutory holidays in Calgary, Alberta) prior to the Company Meeting;

(g) for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(h) that each Company Shareholder entitled to receive the Consideration pursuant to the Arrangement will have the right to appear before the Court so long as they enter an appearance within a reasonable time and in accordance with the procedures set out in the Interim Order;

(i) that the Company Meeting may be adjourned or postponed from time to time by the Company in accordance with the terms of this Agreement or as otherwise agreed to by the Parties without the need for additional approval of the Court;

(j) the record date for the purposes of determining the Company Shareholders entitled to receive notice of and to vote at the Company Meeting in accordance with the Interim Order;

(k) that the record date for Company Shareholders entitled to notice of and to vote at the Company Meeting will not change as a result of any adjournment or postponement of the Company Meeting, unless required by Law or the Court;

(l) that it is the Purchaser's intention to rely upon the exemption from registration provided by section 3(a)(10) of the U.S. Securities Act with respect to the issuance of the Consideration Shares pursuant to the Arrangement, based on the Court's approval of the Arrangement; and

(m) for such other matters as a Party may reasonably require, subject to obtaining the prior consent of the other Party, such consent not to be unreasonably, withheld, conditioned or delayed, and subject to the approval of the Court.

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2.3 The Company Circular

(a) The Company shall, as promptly as reasonably practicable, prepare and complete, in consultation with the Purchaser, the Company Circular, together with any other documents required by Law in connection with the Company Meeting, and the Company shall, as promptly as reasonably practicable after obtaining the Interim Order, cause the Company Circular and such documents to be filed with the Securities Regulatory Authorities and sent to each Company Shareholder and each other Person who is entitled to receive the Company Circular and such documents pursuant to the Interim Order or Law, in each case so as to permit the Company Meeting to be held in accordance with Section 2.4.

(b) The Company shall ensure that the Company Circular:

(i) complies with applicable Law and, other than in relation to the information supplied by the Purchaser pursuant to Section 2.3(d), does not contain a Misrepresentation; and

(ii) provides the Company Shareholders with sufficient information to permit them to form a reasoned judgment concerning the matters to be placed before the Company Meeting.

(c) Without limiting the generality of Section 2.3(b)(ii), the Company Circular must include:

(i) a summary and a copy of each of the Fairness Opinions;

(ii) a statement that the Company Special Committee has received the Peters Fairness Opinion and has, after receiving advice from Peters & Co. Limited and outside legal counsel and having considered all other relevant factors, determined that the Arrangement is fair to the Company Shareholders and is in the best interests of the Company and has unanimously recommended that the Company Board recommend that the Company Shareholders vote in favour of the Arrangement Resolution;

(iii) a statement that the Company Board has received the CIBC Fairness Opinion and has, after receiving advice from CIBC World Markets Inc. and outside legal counsel and upon the recommendation of the Company Special Committee and having considered all other relevant factors determined that the Arrangement is fair to the Company Shareholders and is in the best interests of the Company and unanimously recommends that the Company Shareholders vote in favour of the Arrangement Resolution (the "Company Board Recommendation");

(iv) a statement that each director and officer of the Company and Riverstone have entered into a Voting Agreement pursuant to which each such Person has agreed to vote all their Company Shares in favour of the Arrangement Resolution in accordance with the terms of such Voting Agreement; and

(v) a statement that the Purchaser may, on behalf of the management of the Company, directly or through a proxy solicitation services firm of its choice, actively solicit proxies, on behalf of management of the Company, in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Person that is inconsistent with the Arrangement Resolution and the completion of any of the transactions contemplated by this Agreement in compliance with Law.

(d) The Purchaser shall provide to the Company in a timely manner all necessary information concerning the Purchaser and the Consideration Shares that is required by Law to be included in the Company Circular or other related documents and ensure that such information does not contain a Misrepresentation. The Purchaser shall use commercially reasonable efforts to obtain any necessary consents from any of its auditors, independent engineers and any other advisors to the use of any financial, technical or other expert information required to be included in the Company Circular and to the identification in the Company Circular of each such advisor.

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(e) The Purchaser shall indemnify and save harmless the Company, its Subsidiaries and its and their respective Representatives from and against any and all liabilities, claims, demands, losses, costs, damages and expenses to which the Company, its Subsidiaries and its and their respective Representatives may be subject to or may suffer, arising directly or indirectly out of or in consequence of:

(i) any Misrepresentation in any information included in the Company Circular that was provided by the Purchaser pursuant to paragraph 2.3(d); and

(ii) any Order made or Proceeding taken by a Securities Regulatory Authority or other Governmental Authority, to the extent based on any Misrepresentation or alleged Misrepresentation in any information relating solely to the Purchaser or the Consideration Shares included in the Company Circular that was provided by the Purchaser pursuant to paragraph 2.3(d).

(f) The Company shall allow the Purchaser and its outside legal counsel a reasonable opportunity to review and comment on drafts of the Company Circular and other related documents and shall give all reasonable consideration to any comments made by Purchaser and its outside legal counsel and agrees that all information relating solely to the Purchaser or the Consideration Shares that is furnished by or on behalf of the Purchaser for inclusion in the Company Circular or other related documents must be in a form and content satisfactory to the Purchaser, acting reasonably. The Company shall provide the Purchaser with final copies of the Company Circular prior to its mailing to the Company Shareholders.

(g) The Company and the Purchaser shall each promptly notify the other if at any time before the Effective Date either of them becomes aware that the Company Circular contains a Misrepresentation, or otherwise requires an amendment or supplement. The Company and the Purchaser shall each co-operate in the preparation of any such amendment or supplement as required or appropriate, and the Company shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to the Company Shareholders and any other Person who is entitled to receipt of same, and, if required by the Court or by Law, file the same with the Securities Regulatory Authorities or any other Governmental Authority.

2.4 Company Meeting

(a) Subject to the receipt of the Interim Order and the terms of this Agreement and the Interim Order, the Company shall:

(i) convene and conduct the Company Meeting (and cause the Arrangement Resolution to be voted on at the Company Meeting) in accordance with the Interim Order, the Company Constating Documents, and Law as soon as reasonably practicable, but in any event not later than December 20, 2023, and not adjourn, postpone or cancel (or propose or permit the adjournment, postponement or cancellation of) the Company Meeting without the prior written consent of the Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed, except as:

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(A) required or permitted under Section 4.10(d) or 5.4(e);

(B) required for quorum purposes (in which case, the Company Meeting shall be adjourned and not cancelled); or

(C) required by Law or a Governmental Authority;

(ii) not propose or submit for consideration at the Company Meeting any business other than the Arrangement without prior written consent of the Purchaser;

(iii) use commercially reasonable efforts to solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Person that is inconsistent with the Arrangement Resolution and the completion of any of the transactions contemplated by this Agreement, including, if so requested by the Purchaser, acting reasonably, and at the Purchaser's expense, using established proxy solicitation services firms and co-operating with any Persons engaged by the Purchaser to solicit proxies in favour of the Arrangement Resolution and against any resolution submitted by any Person that is inconsistent with the Arrangement Resolution;

(iv) permit the Purchaser to, at its expense, on behalf of the management of the Company, directly or through a proxy solicitation services firm of its choice, actively solicit proxies, on behalf of management of the Company, in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Person that is inconsistent with the Arrangement Resolution and the completion of any of the transactions contemplated by this Agreement in compliance with Law;

(v) promptly provide the Purchaser with copies of or access to information regarding the Company Meeting generated by the Company's transfer agent or any proxy solicitation services firm retained by the Company, as reasonably requested from time to time by the Purchaser;

(vi) consult with the Purchaser in fixing the date of the Company Meeting and the record date for the purpose of determining the Persons entitled to receive notice of and vote at the Company Meeting, give notice to the Purchaser of the Company Meeting, and allow the Representatives and outside legal counsel of the Purchaser to attend the Company Meeting;

(vii) promptly advise the Purchaser, at such times as the Purchaser may reasonably request and on a daily basis on each of the last ten Business Days prior to the date of the Company Meeting, as to the aggregate tally of proxies (for greater certainty, specifying votes "for" and votes "against" the Arrangement Resolution) received by the Company in respect of the Arrangement Resolution;

(viii) promptly advise the Purchaser of any communication (written or oral) received from, or Proceedings brought by (or, to the knowledge of the Company, threatened by), any Person in opposition to the Arrangement, including any such communication received from a proxy advisory firm recommending or proposing to recommend that Company Shareholders vote against the Arrangement Resolution, any written notice of dissent or purported exercise of Dissent Rights received by the Company in relation to the Arrangement and any withdrawal of Dissent Rights received by the Company and, subject to Law, provide the Purchaser with a reasonable opportunity to review and comment upon any written communication sent by or on behalf of the Company to any such Person and to participate in any discussions or negotiations with or including any such Person;

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(ix) not settle, compromise or make any payment with respect to, or agree to settle, compromise or make any payment with respect to, any exercise or purported exercise of Dissent Rights without the prior written consent of the Purchaser, which consent may be withheld for any or no reason;

(x) not, without the prior written consent of the Purchaser, change the record date for the purpose of determining the Persons entitled to receive notice of and to vote at the Company Meeting (including in connection with any adjournment or postponement of the Company Meeting) unless required by the Court or Law, provided that no such change will result in the Company Meeting being held later than five Business Days prior to the Outside Date; and

(xi) at the reasonable request of the Purchaser from time to time, provide the Purchaser with a list of the:

(A) registered Company Shareholders, together with their addresses and respective holdings of the Company Shares;

(B) names, addresses and holdings of all Persons owning securities that entitle the holder to subscribe for or otherwise acquire Company Shares; and

(C) participants and book-based nominee registrants, such as CDS & Co., CEDE & Co. and The Depository Trust Company, and non-objecting beneficial owners of the Company Shares, together with their addresses and respective holdings of the Company Shares, all as of a date that is as close as reasonably practicable to the date of delivery of such lists, and shall from time to time require that its registrar and transfer agent furnish the Purchaser with such additional information, including updated or additional lists of the Company Shareholders and lists of securities positions and other assistance as the Purchaser may reasonably request.

2.5 Final Order

If the Interim Order is obtained and the Arrangement Resolution is passed at the Company Meeting as provided for in the Interim Order, the Company shall take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order, as soon as reasonably practicable and, in any event, within two Business Days following the date of approval of the Arrangement Resolution at the Company Meeting.

2.6 Court Proceedings

In connection with all Proceedings relating to obtaining the Interim Order and the Final Order, the Company shall:

(a) diligently pursue, and co-operate with the Purchaser in diligently pursuing, the Interim Order and the Final Order;

(b) provide the Purchaser and its outside legal counsel with a reasonable opportunity to review and comment upon drafts of all material to be filed with, or submitted to, the Court or the Registrar in connection with the Arrangement and give reasonable consideration to all such comments of the Purchaser and its outside legal counsel; provided that, all information relating to the Purchaser included in such materials shall be in a form and substance satisfactory to the Purchaser, acting reasonably;

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(c) provide to the Purchaser and its outside legal counsel, on a timely basis, copies of any notice of appearance, evidence or other documents served on the Company or its outside legal counsel in respect of the application for the Interim Order or the Final Order, or any appeal from them and any notice, written or oral, indicating the intention of any Person to oppose the granting of, or appeal, the Interim Order or the Final Order;

(d) ensure that all material filed with the Court in connection with the Arrangement is consistent in all respects with the terms of this Agreement and the Plan of Arrangement;

(e) not file any material with the Court in connection with the Arrangement or serve any such material, or agree to modify or amend any material so filed or served, except as contemplated by this Agreement or with the prior written consent of the Purchaser; such consent not to be unreasonably withheld; provided that, the Purchaser shall not be required to agree or consent to any increase in or variation in the form of the Consideration or other modification or amendment to such filed or served materials that expands or increases the obligations of the Purchaser, or diminishes or limits the rights of the Purchaser as may be set forth in any such filed or served materials or under this Agreement, the Arrangement, the Plan of Arrangement or the Voting Agreements;

(f) oppose any proposal from any Person that the Final Order contain any provision inconsistent with this Agreement;

(g) return to Court with respect to the Final Order, if required by the terms of the Final Order or by Law to do so, only after notice to, and in consultation and co-operation with, the Purchaser; and

(h) permit outside legal counsel to the Purchaser to make such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate; provided that, the Purchaser advises the Company of the nature of any submissions prior to the hearing and such submissions are consistent in all material respects with this Agreement and the Plan of Arrangement.

2.7 Articles of Arrangement and Effective Date

(a) The Company shall file the Articles of Arrangement with the Registrar no later than the third Business Day after the satisfaction or waiver, by the applicable Party in whose favour the condition is stipulated, of the conditions contained in Article 6 (excluding conditions that, by their terms, are to be satisfied on the Effective Date, but subject to the satisfaction, or where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is stipulated, of those conditions) or such other date as the parties may agree in writing; provided that if on the date the Company would otherwise be required to file the Articles of Arrangement pursuant to this Section 2.7(a), a Party has delivered a Termination Notice pursuant to Section 4.10(c), the Company shall not file the Articles of Arrangement until the Breaching Party has cured the breaches of covenants, representations and warranties or other matters specified in the Termination Notice. The Arrangement shall be effective at the Effective Time and will have all of the effects provided by applicable Law.

(b) The closing of the Arrangement will take place electronically, or at such other location as may be agreed upon by the Parties.

2.8 Payment of Consideration

The Purchaser shall, following receipt of the Final Order and prior to the filing by the Company of the Articles of Arrangement with the Registrar deposit, or cause to be deposited, with the Depositary sufficient funds to be held in escrow and an irrevocable direction for the issuance of a sufficient number of Consideration Shares as necessary to satisfy the aggregate Consideration to the Company Shareholders and Incentive Award Holders as provided for in the Plan of Arrangement (other than with respect to the Company Shareholders exercising Dissent Rights).

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2.9 Treatment of Incentive Awards

(a) Notwithstanding the terms of any of the Incentive Plans, any resolutions of the Company Board or any agreement, certificate or other instrument granting or confirming the grant of any Incentive Awards, each Incentive Award (whether vested or unvested) which has not been exercised or surrendered prior to the Effective Time shall be, and shall be deemed to be, without further action by or on behalf of the holder of such Incentive Award, fully and unconditionally vested and exercisable, and shall be exercised or surrendered in accordance with the Plan of Arrangement.

(b) No deduction will be claimed by the Company or any Person not dealing at arm's length with the Company in respect of any amounts payable to the holder of an Incentive Award that is subject to section 7 of the Tax Act and the Company will, and the Purchaser will cause the Company to, elect in the prescribed form, and do all such things as required to make the election, under subsection 110(1.1) of the Tax Act that neither the Company, nor any person who does not deal at arm's length with Company, will deduct, in computing income for the purposes of the Tax Act, any amount in respect of any such consideration payable to a holder of an Incentive Award that is subject to section 7 of the Tax Act as contemplated by this Agreement and the Plan of Arrangement. The Company will, and the Purchaser will cause the Company to, provide such holders of Incentive Awards with evidence in writing of such election under subsection 110(1.1) of the Tax Act.

(c) The Incentive Plans and the Incentive Awards shall be terminated in accordance with the Plan of Arrangement.

2.10 U.S. Securities Laws

The Arrangement will be carried out with the intention, and the Parties will use their respective commercially reasonable efforts to ensure, that all Consideration Shares issued to the Company Shareholders or Incentive Award Holders will be issued and exchanged by the Purchaser upon completion of the Arrangement in reliance on the exemption from the registration requirement of the U.S. Securities Act provided by section 3(a)(10) thereunder, and in compliance with all applicable U.S. Securities Laws. In order to ensure the availability of the exemption under section 3(a)(10) of the U.S. Securities Act, the Parties agree that the Arrangement will be carried out on the following basis:

(a) the Arrangement will be subject to the approval of the Court;

(b) prior to the hearing required to issue the Interim Order, the Court will be advised as to the intention of the Parties to rely on the exemption under section 3(a)(10) of the U.S. Securities Act with respect to the issuance of the Consideration Shares pursuant to the Arrangement, based on the Court's approval of the Arrangement;

(c) the Interim Order approving the Company Meeting will specify that each Person entitled to receive Consideration Shares issued pursuant to the Arrangement will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time and there shall not be any improper impediments to the appearance by those Persons at the hearing;

(d) the Company Shareholders and Incentive Award Holders will be given adequate and timely notice advising them of their right to attend the hearing of the Court to give approval of the terms and conditions of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

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(e) the Court will be required to hold a hearing to satisfy itself as to the substantive and procedural fairness of the terms and conditions of the Arrangement to all Persons entitled to receive Consideration Shares issued pursuant to the Arrangement and will be required to approve the fairness of the terms and conditions of the Arrangement to all Persons entitled to receive Consideration Shares issued pursuant to the Arrangement;

(f) the Final Order approving the Arrangement that is obtained from the Court will expressly state that the Arrangement is approved by the Court as being fair to all Persons entitled to receive Consideration Shares issued pursuant to the Arrangement; and

(g) the Parties shall request that the Final Order include a statement to substantially the following effect:

"This Order will serve as a basis of a claim to an exemption, pursuant to section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirement otherwise imposed by that Act, regarding the issuance and distribution of the Consideration Shares, pursuant to the Plan of Arrangement."

2.11 Withholdings

The Purchaser, the Company and the Depositary shall be entitled to deduct and withhold from any amount payable under this Agreement or any amount or consideration payable to any former Company Shareholder or former Incentive Award Holder under the Plan of Arrangement, including from any amount payable to any Dissenting Shareholder or any dividend or other distribution payable pursuant to Section 5.5 of the Plan of Arrangement, as the case may be, such amounts as the Purchaser, the Company or the Depositary is required to deduct and withhold in accordance with the Tax Act, the U.S. Tax Code or any other provision of any applicable Law (it being understood and agreed that withholdings under section 116 of the Tax Act should not apply to any Company Shares or Incentive Awards that are not taxable Canadian property or are excluded property for the purposes of the Tax Act). Any such amounts will be deducted and withheld from the amount payable pursuant to this Agreement or the Plan of Arrangement and shall be treated for all purposes as having been paid to the Person in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. The Purchaser, the Company and the Depositary are hereby authorized to sell or otherwise dispose of such portion of the Consideration Shares otherwise issuable to the holder as is necessary to provide sufficient funds to the Purchaser, the Company or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and the Purchaser, the Company or the Depositary shall notify the holder thereof and remit the applicable portion of the net proceeds of such sale to the appropriate taxing authority and shall remit to such holder any unapplied balance of the proceeds of such sale (after deducting applicable sale commissions and any other reasonable expenses relating thereto). To the extent that Consideration Shares are so sold or disposed of, such withheld amounts, or such shares so sold or disposed of, shall be treated for all purposes as having been issued to the holder in respect of which such sale or disposition was made, provided that such net proceeds of such sale or disposition, as the case may be, are actually remitted to the appropriate taxing authority. The Purchaser, the Company and the Depositary shall not be obligated to seek or obtain a minimum price for any of the Consideration Shares sold or disposed of by it, nor shall the Purchaser, the Company or the Depositary be liable for any loss arising out of any such sale or disposition.

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ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of the Company

(a) The Company represents and warrants to the Purchaser as set forth in Appendix C, and acknowledges and agrees that the Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement.

(b) If a matter is set out in a particular section of the Company Disclosure Letter as qualifying a particular representation or warranty, it will be considered to have been sufficiently disclosed for each other representation or warranty only if it is reasonably apparent that it would also qualify such other representation or warranty. Nothing set out in the Company Disclosure Letter establishes a standard of materiality.

(c) Except for the representations and warranties set forth in Appendix C, neither the Company nor any other Person has made or makes any other express or implied representation and warranty, either written or oral, on behalf of the Company.

(d) The representations and warranties of the Company set forth in Appendix C shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

3.2 Representations and Warranties of the Purchaser

(a) The Purchaser represents and warrants to the Company as set forth in Appendix D, and acknowledges and agrees that the Company is relying upon such representations and warranties in connection with the entering into of this Agreement.

(b) Except for the representations and warranties set forth in Appendix D, neither the Purchaser nor any other Person has made or makes any other express or implied representation and warranty, either written or oral, on behalf of the Purchaser.

(c) The representations and warranties of the Purchaser set forth in Appendix D shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4

COVENANTS

4.1 Conduct of Business of the Company

(a) Nothing in this Agreement shall result in the Purchaser exercising material influence over the business or operations of the Company or its Subsidiaries prior to the Effective Date. For greater certainty, prior to the Effective Date, the Company will exercise, consistent with the terms of this Agreement, complete control and supervision over its and its Subsidiaries' business and operations.

(b) During the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated, except:

(i) with the express written consent of the Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed);

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(ii) as required or permitted by this Agreement;

(iii) as may be required by Law or a Governmental Authority; or

(iv) as set out in the Company Disclosure Letter;

the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the Ordinary Course and the Company shall use commercially reasonable efforts to (A) maintain and preserve its and each of its Subsidiaries' business organization, assets, properties, employees, goodwill and business relationships with customers, suppliers, distributors, licensors, partners and other Persons with which the Company or any of its Subsidiaries has business relations, and (B) execute and adhere to its Capital Program, except to the extent that any failure to execute and adhere to its Capital Program is de minimis in nature.

(c) Without limiting the generality of Section 4.1(b), during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated, except:

(i) with the express written consent of the Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed);

(ii) as required or permitted by this Agreement; or

(iii) as may be required by Law or a Governmental Authority;

the Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:

(A) amend: (I) the Company Constating Documents, or (II) the articles of incorporation, articles of amalgamation, by-laws or other constating documents of any of its Subsidiaries that is a corporation;

(B) split, combine, reclassify or amend the terms of any securities of the Company or of any of its Subsidiaries;

(C) make, declare, set aside or pay any dividend or other distribution or payment in cash, shares or property (or any combination of the foregoing) on any class of securities of the Company or of any of its Subsidiaries (other than dividends or distributions solely among or between the Company and its Subsidiaries);

(D) redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire any securities of the Company or any of its Subsidiaries;

(E) enter into any Contract with respect to the voting rights of any Company Shares;

(F) issue, grant, deliver, sell, pledge or otherwise encumber, or authorize the issuance, grant, delivery, sale, pledge or other encumbrance of any, securities, or any options, warrants or similar rights exercisable or exchangeable for or convertible into securities of the Company or any of its Subsidiaries, other than pursuant to the exercise of Equity Incentive Awards that are outstanding as of the date of this Agreement in accordance with their terms;

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(G) acquire any Person, business, line of business (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, or make any investment in a Person, directly or indirectly, in one transaction or a series of related transactions, either by purchase of shares or securities, contributions of capital, loan or advance, property transfer or purchase of any property or assets of any Person, except in accordance with the Capital Program;

(H) grant or commit to grant an exclusive license or otherwise transfer any IP Rights of the Company or any of its Subsidiaries;

(I) sell, assign, transfer, lease, exclusively license, abandon or permit to lapse, transfer or otherwise dispose of any IP Rights of the Company or any of its Subsidiaries, other than the expiration of any IP Right at the end of its statutory term;

(J) reorganize, restructure, recapitalize, amalgamate or merge the Company or any of its Subsidiaries;

(K) reduce the stated capital of any class or series of the shares of the Company or any of its Subsidiaries;

(L) adopt a plan of liquidation or pass resolutions providing for the liquidation or dissolution of the Company or any of its Subsidiaries;

(M) enter into, or resolve to enter into, any agreement that has the effect of creating a joint venture or partnership;

(N) enter into any agreement or arrangement that limits or otherwise restricts in any respect the Company or any successor thereto, or that would, after the Effective Time, limit or restrict in any respect the Company or any of its Subsidiaries from competing in any manner;

(O) enter into any "related party transaction" within the meaning of MI 61-101, including those exempted from the formal valuation and/or minority approval requirements thereunder;

(P) make any capital expenditure or commitment to do so which individually or in the aggregate exceeds the amount set forth in the Capital Program by an amount greater than [amount redacted];

(Q) other than as disclosed in the Company Disclosure Letter, (I) take any action inconsistent with past practice relating to the filing of any Tax Return or the withholding, collecting, remitting and payment of any Taxes, (II) make any Tax election (excluding elections made in the Ordinary Course of preparing and filing Tax Returns) or designation, (III) settle or compromise (or offer to settle or compromise) any Tax claim, assessment, reassessment, liability or claim for indemnification with respect to Taxes, (IV) amend any Tax Return, (V) enter into any agreement with a Governmental Authority with respect to Taxes, (VI) enter into or change any Tax sharing, Tax advance pricing agreement, Tax allocation or Tax indemnification agreement, (VII) surrender any right to claim a Tax abatement, reduction, deduction, exemption, credit or refund, (VIII) consent to the extension or waiver of the limitation period applicable to any Tax matter, (IX) amend or change any of its methods of reporting income, deductions or accounting for income Tax purposes, (X) enter into any "reportable transaction" or "notifiable transaction" (within the meaning of subsections 237.3(1) and 237.4(1) of the Tax Act, respectively), (XI) enter into, or voluntarily approach a Tax Authority for the purpose of entering into, a "voluntary disclosure" agreement with a Tax Authority, or (XII) make any "investment" (within the meaning of subsection 212.3(10) of the Tax Act) in a corporation that is not resident in Canada (within the meaning of the Tax Act);

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(R) take any action or fail to take any action that would, or would reasonably be expected to in the aggregate (I) cause the Tax attributes or assets of the Company or any of its Subsidiaries or the amount of Tax loss carry- forwards of the Company or any of its Subsidiaries to materially and adversely change from what is reflected in the Company Disclosure Letter, or (b) render such Tax loss carry-forwards unusable (in whole or in part) by any of them or any successor of the Company;

(S) (I) enter into any non-arm's length (as such term is used for the purpose of the Tax Act) agreement; (II) amend or agree to amend the terms of any existing non-arm's length agreement; or (III) make any payment with respect to or in connection with a non-arm's length agreement; in each case except as required thereby or pursuant to the terms hereof or waivers of payments that may become due upon a change of control;

(T) prepay any long-term indebtedness before its scheduled maturity other than repayments of indebtedness in the Ordinary Course; provided that, no breakage or other costs or penalties are payable in connection with any such prepayment;

(U) incur any additional Transaction Costs and Executive Severance such that the aggregate amount of the Transaction Costs and Executive Severance would, as of the Effective Date, exceed the amount disclosed in Section 64 of the Company Disclosure Letter;

(V) enter into, amend, modify, terminate or cancel any Derivative Contract or similar financial instruments or arrangements;

(W) incur any obligation to make any bonus or profit sharing distribution, other than bonus obligations and bonus payments for 2023 not exceeding the amount set forth in the Company Disclosure Letter and paid to the officers and other employees of the Company in accordance with the Company Disclosure Letter;

(X) hire or terminate (other than for cause) the employment of any Company Employee at the executive officer level or higher or promote any Company Employee to such level;

(Y) (I) increase any severance, change of control or termination pay to (or amend any existing arrangement in relation thereto with) any Company Employee or any director of the Company or any of its Subsidiaries from the amount sets forth in Section 56 of the Company Disclosure Letter, (II) increase compensation (including wages, salary and fees), retention or incentive compensation or other benefits payable to any Company Employee, director of the Company or any of its Subsidiaries, independent contractor or consultant, (III) make any bonus payment or comparable payment to any Company Employee, director of the Company or any of its Subsidiaries, independent contractor or consultant, (IV) loan or advance money or other property to any Company Employee or any director of the Company or any of its Subsidiaries, other than bonus payments for the 2023 year, which will not exceed the aggregate amount set forth in the Company Disclosure Letter and shall be paid to the officers and other employees of the Company in accordance with the Company Disclosure Letter, (V) establish, adopt, enter into, amend, modify or terminate any Employee Plan (or any plan, agreement, program, policy, trust, fund or other arrangement that would be an Employee Plan if it were in existence on the date hereof) or increase or accelerate the timing of any funding obligation, funding contribution or payment of any compensation or benefits under any Employee Plan, or (VI) hire, retain, engage or terminate (for any reason), or enter into any employment, deferred compensation, severance or termination or other similar agreement (or amend any such existing agreement) with any Company Employee, director of the Company or any of its Subsidiaries, independent contractor or consultant;

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(Z) enter into any union recognition agreement, collective agreement or similar agreement with any trade union or representative body;

(AA) make any change in the Company's methods of accounting, except as required by concurrent changes in IFRS;

(BB) commence, waive, release, assign, settle or compromise any Proceeding, or pay administrative fines, in excess of an amount of [amount redacted] individually or [amount redacted] in the aggregate, or which would reasonably be expected to prevent, delay or otherwise impede the completion of the Arrangement or the other transactions contemplated by this Agreement;

(CC) fail to timely comply with any Material Contract in any material respect, amend or modify in any respect or terminate or waive any right under any Material Contract, or enter into any contract or agreement that would be a Material Contract if in effect on the date hereof;

(DD) amend or modify in any respect or terminate or waive any right under any Employee Material Contract, other than as set forth in Section 56 of the Company Disclosure Letter, or enter into any contract or agreement that would be an Employee Material Contract if in effect on the date hereof;

(EE) vary the payment or collection practices of the Company or any of its Subsidiaries in any respect from past practices, offer to discount the amount of any material account receivable, materially delay the payment of any account payable or extend any incentive (whether to an account debtor, an account creditor or any Company Employee or third party responsible for the collection of receivables or the payment of payables) with respect to any account receivable or account payable or the payment or collection thereof;

(FF) amend, modify, terminate, cancel or let lapse any insurance (or re- insurance) policy of the Company or any of its Subsidiaries in effect on the date of this Agreement, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the terminated, cancelled or lapsed policies for substantially similar premiums are in full force and effect;

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(GG) abandon or fail to diligently pursue any application for any Material Authorization; or

(HH) authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

4.2 Conduct of Business of the Purchaser

During the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated the Purchaser shall, and shall cause each of its Subsidiaries to, conduct its business in the Ordinary Course, and the Purchaser shall not, directly or indirectly:

(a) amend its articles of incorporation, articles of amalgamation, by-laws or other constating documents;

(b) split, combine, reclassify or amend the terms of the Consideration Shares;

(c) reorganize, restructure, recapitalize, amalgamate or merge the Purchaser;

(d) reduce the stated capital of the Consideration Shares;

(e) materially change the business of the Purchaser and its Subsidiaries, taken as a whole;

(f) declare, set aside or pay any dividend, distribution or payment (whether in cash, shares or property) in respect of its securities owned by any Person, except regular quarterly dividends to holders of Consideration Shares, in an amount no greater than the Purchaser's most recent quarterly dividend (and for greater certainty, the Purchaser shall not declare or pay any "special dividend" having a record date on or prior to the Effective Date, except for the payment of any "special dividend" declared prior to the date hereof);

(g) except for purchases of Consideration Shares for cancellation pursuant to the Purchaser's normal course issuer bid, redeem, purchase or otherwise acquire or offer to redeem, purchase or otherwise acquire any of the Consideration Shares, other than redemptions or repurchases of the Consideration Shares in connection with the administration of equity or employee incentive plans;

(h) adopt a plan of liquidation or pass resolutions providing for the liquidation or dissolution of the Purchaser;

(i) acquire any Person, business, line of business (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, or make any investment in a Person, directly or indirectly, in one transaction or a series of related transactions, either by purchase of shares or securities, contributions of capital, loan or advance, property transfer or purchase of any property or assets of any Person, if such acquisition would be a "material change" in respect of the Purchaser for purposes of Securities Laws or would reasonably be expected to (i) require an amendment or supplement to the Company Circular, (ii) require additional submissions or information provided in connection with the Competition Act Approval, or (iii) prevent or materially delay the consummation of the transactions contemplated by this Agreement; or

(j) authorize, agree, resolve or otherwise commit to do any of the foregoing.

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4.3 Covenants of the Company Regarding the Arrangement

(a) Other than in connection with the Regulatory Approvals, which shall be governed by the provisions of Sections 4.5, 4.6 and 4.7, the Company shall perform, and shall cause its Subsidiaries to perform, all obligations required or desirable to be performed by the Company under this Agreement, co-operate with the Purchaser in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, the Company shall and, where appropriate, shall cause each of its Subsidiaries to:

(i) use commercially reasonable efforts to satisfy all conditions precedent in this Agreement, and take all steps set forth in the Interim Order and Final Order applicable to it and comply promptly with all requirements imposed by Law on it or any of its Subsidiaries with respect to this Agreement, the Plan of Arrangement or the Arrangement;

(ii) use commercially reasonable efforts to deliver to the Purchaser prior to the application for the Interim Order, agreements consenting to the Arrangement (in a form agreed to by each of the Company and the Purchaser, each acting reasonably) executed by Incentive Award Holders (other than those who have executed Voting Agreements) holding, together with the directors and officers who have entered into Voting Agreements not less than two-thirds of the issued and outstanding: (A) Equity Incentive Awards designated as "Restricted Incentive Awards"; (B) Legacy Options; and (C) Legacy RSUs;

(iii) assist the Purchaser as reasonably requested in obtaining approval of the TSX and the NASDAQ to the de-listing of the Company Shares as soon as reasonably practicable following the Effective Date;

(iv) effect all necessary registrations, filings and submissions of information required by Governmental Authorities from the Company or any of its Subsidiaries relating to the Arrangement;

(v) upon reasonable consultation with the Purchaser, appeal, oppose, and use commercially reasonable efforts to lift or rescind any Order seeking to restrain, enjoin or otherwise prohibit or adversely affect the completion of the Arrangement and defend, or cause to be defended, any Proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement, this Agreement or the transactions contemplated under this Agreement; provided that, the Company shall not and none of its Subsidiaries shall consent to the entry of any judgment or settlement with respect to any such Proceeding without the prior written approval of the Purchaser, not to be unreasonably withheld, conditioned or delayed;

(vi) not take any action, or refrain from taking any action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, or delay or otherwise impede the completion of the Arrangement or the other transactions contemplated by this Agreement; and

(vii) use commercially reasonable efforts to assist the Purchaser in obtaining the resignations and mutual releases (in a form satisfactory to the Purchaser, acting reasonably) of each member of the Company Board and each member of the board of directors of each of the Company's Subsidiaries.

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(b) The Company shall promptly (but in no event later than the third Business Day following any of the events described below) notify the Purchaser in writing as provided for in Section 9.1 of:

(i) any Company Material Adverse Effect or any change, event, occurrence, effect, state of facts and/or circumstance that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect;

(ii) any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, Order, approval, agreement, amendment or confirmation) of such Person (or another Person) is or may be required in connection with this Agreement, the Plan of Arrangement or the Arrangement;

(iii) unless prohibited by Law, any notice or other communication from (A) any proxy advisory service in connection with, or (B) any Person objecting to, indicating an intention to oppose or pursuing or threatening to pursue a position adverse to the completion of, the transactions contemplated by this Agreement (and the Company shall contemporaneously provide a copy of any such written notice or communication to the Purchaser), other than in respect of Regulatory Approvals which are governed by Section 4.5; or

(iv) any Proceeding commenced or, to the Company's knowledge, threatened against, relating to or involving, or otherwise affecting the Arrangement, this Agreement or any of the transactions contemplated by this Agreement.

(c) The receipt of information by the Purchaser pursuant to Section 4.3(b) or otherwise shall not operate as a waiver or otherwise diminish the scope of or otherwise affect any representation, warranty or covenant of the Company.

(d) Subject to Section 4.3(e), the Company shall use its commercially reasonable efforts, and shall cause its Subsidiaries and its and their Representatives to use their commercially reasonable efforts, to provide such customary and timely co-operation to the Purchaser as the Purchaser may reasonably request in connection with the arrangement, syndication and consummation of the Debt Financing, the Equity Financing, and any alternative debt or equity financing contemplated or otherwise permitted under the terms of the Debt Commitment Letter that may be obtained by the Purchaser to fund the aggregate Cash Consideration payable under the terms of the Plan of Arrangement (collectively with the Debt Financing and the Equity Financing, the "Financing").

(e) The Company, its Subsidiaries and their respective Representatives shall only be required to undertake the actions described in Section 4.3(d); provided that:

(i) such actions are requested on reasonable notice and do not unreasonably interfere with the ongoing business operations of the Company or any of its Subsidiaries;

(ii) the Company shall not be required to provide, or cause any of its Subsidiaries to provide, co-operation that involves any binding commitment or agreement (including the entry into any agreement or the execution of any certificate) by the Company or its Subsidiaries (or commitment or agreement which becomes effective prior to the Effective Time) which is not conditional on the completion of the Arrangement and does not terminate without liability to the Company and its Subsidiaries upon the termination of this Agreement;

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(iii) neither the Company nor any of its Subsidiaries shall be required to pay any commitment, consent or other similar fee, incur any material liability or provide or agree to provide any indemnity in connection with any Financing prior to the Effective Time;

(iv) no employee, officer or director of the Company, its Subsidiaries or their Representatives shall be required to take any action which would result in such Person incurring any personal liability with respect to the matters related to the Financing;

(v) except to the extent otherwise provided to Purchaser, the Company shall not be required to provide any audited or unaudited financial statements other than the Company Annual Financial Statements and any audited or unaudited financial statements forming part of the Company Filings on or after the date hereof;

(vi) except to the extent otherwise provided to Purchaser, the Company shall not be required to provide any updates to the Company Annual Financial Statements or prepare any pro forma financial information, including pro forma cost savings, synergies, capitalization or other pro forma adjustments desired to be incorporated into any pro forma financial information or any financial statements or financial information other than the Company Annual Financial Statements, or deliver any legal opinions; and

(vii) the Company shall not be required to disclose any information that is legally privileged.

(f) Notwithstanding anything to the contrary contained in this Agreement, (i) neither the Company nor any of its Affiliates shall have any rights or claims against the Debt Financing Parties, or any of their respective general or limited partners, directors, officers, shareholders, managers, members, employees, agents, representatives, Affiliates, successors or assigns (collectively, the "Finance Related Parties"), in connection with the Debt Financing or in any way relating to this Agreement or any of the transactions contemplated by this Agreement, or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to any Debt Financing Document or the performance thereof or the financings contemplated thereby whether at Law or equity, in contract, in tort or otherwise and (ii) no such Debt Financing Party or Finance Related Party shall have any liability (whether in contract, in tort or otherwise) to the Company or any of its Affiliates, directors, officers, employees, agents, partners, managers, members or shareholders for any obligations or liabilities of any Party or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby and thereby or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to any Debt Financing Document or the performance thereof or the financings contemplated thereby, whether at Law or equity, in contract, in tort or otherwise. This Section 4.3(f) shall not be amended without the prior written consent of the Debt Financing Parties and the Finance Related Parties.

(g) The Company shall not be required pursuant to Section 4.3(d) to:

(i) take any action or do anything that would:

(A) reduce or modify or otherwise change the consideration to be received by the Company Shareholders under the Arrangement,

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(B) impair, impede, delay or prevent the satisfaction of any conditions set forth in Article 6 or the ability of the Company or the Purchaser to consummate, or materially delay the consummation of, the Arrangement;

(C) cause any condition to completion of the Arrangement to fail to be satisfied or otherwise cause any breach of this Agreement;

(D) reasonably be expected to require the Company and its Subsidiaries to take any action that will conflict with or violate, in any material respect, any applicable Laws or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of any benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any person under, any applicable Law, any organizational documents of the Company or its Subsidiaries or any Contract to which the Company or its Subsidiaries is a party or by which any of its properties is bound; or

(E) have a Material Adverse Effect on the Company; or

(ii) except as required to comply with applicable Law, disclose any information that would violate any confidentially obligations of the Company.

(h) If the Arrangement is not completed other than pursuant to Section 7.2(a)(iv)(A), the Purchaser shall: (i) forthwith reimburse the Company for all reasonable and documented out of pocket costs and expenses incurred by the Company in connection with providing such cooperation to the Purchaser pursuant to Section 4.3(d); and (ii) indemnify and save harmless the Company from and against any and all liabilities, claims, demands, losses, costs, damages and expenses suffered or incurred by the Company in connection with any actions by it in connection with or arising directly or indirectly out of the Company providing such cooperation with the Purchaser pursuant to Section 4.3(d) other than in connection with any information supplied by or on behalf of the Company or any of its Subsidiaries (or which relates to the Company or any of its Subsidiaries which is approved in writing by the Company or any of its Subsidiaries) or to the extent resulting from the fraud, gross negligence or wilful misconduct of the Company or any of its Subsidiaries.

(i) Each of the Parties acknowledges and agrees that the planning for and implementation of the Financing by the Purchaser pursuant to Section 4.3(d) shall not be considered a breach of any covenant under this Agreement and shall not be considered in determining whether a representation or warranty of a Party hereunder has been breached.

4.4 Covenants of the Purchaser Regarding the Arrangement

(a) Other than in connection with the Regulatory Approvals, which shall be governed by the provisions of Sections 4.5, 4.6 and 4.7, the Purchaser shall perform all obligations required or desirable to be performed by it under this Agreement, co-operate with the Company in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, the Purchaser shall:

(i) use commercially reasonable efforts to satisfy all conditions precedent in this Agreement, and take all steps set forth in the Interim Order and Final Order applicable to it and comply promptly with all requirements imposed by Law on it with respect to this Agreement, the Plan of Arrangement or the Arrangement;

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(ii) use commercially reasonable efforts to (A) maintain the listing of the Consideration Shares on the TSX and the NYSE, and (B) obtain approval of the TSX and the NYSE of the issuance of the Consideration Shares and the Arrangement and, prior to the Effective Date, to request that the NASDAQ file a Form 25 with the U.S. Securities and Exchange Commission on or promptly following the Effective Date;

(iii) effect all necessary registrations, filings and submissions of information required by Governmental Authorities from it relating to the Arrangement;

(iv) upon reasonable consultation with the Company, appeal, oppose, lift or rescind any Order seeking to restrain, enjoin or otherwise prohibit or adversely affect the completion of the Arrangement and defend, or cause to be defended, any Proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement, this Agreement or the transactions contemplated under this Agreement; provided that, the Purchaser shall not consent to the entry of any judgment or settlement with respect to any such Proceeding without the prior written approval of the Company, not to be unreasonably withheld, conditioned or delayed; and

(v) not take any action, or refrain from taking any action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, or delay or otherwise impede the completion of the Arrangement or the other transactions contemplated by this Agreement.

(b) The Purchaser shall promptly (but in no event later than the third Business Day following any of the events described below) notify the Company in writing as provided for in Section 9.1 of:

(i) any Purchaser Material Adverse Effect or any change, event, occurrence, effect, state of facts and/or circumstance that, individually or in the aggregate, would reasonably be expected to have a Purchaser Material Adverse Effect;

(ii) any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, Order, approval, agreement, amendment or confirmation) of such Person (or another Person) is or may be required in connection with this Agreement, the Plan of Arrangement or the Arrangement;

(iii) unless prohibited by Law, any notice or other communication from (A) any proxy advisory service in connection with, or (B) any Person objecting to, indicating an intention to oppose or pursuing or threatening to pursue a position adverse to the completion of, the transactions contemplated by this Agreement (and the Purchaser shall contemporaneously provide a copy of any such written notice or communication to the Company), other than in respect of Regulatory Approvals which are governed by Section 4.5; or

(iv) any Proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Arrangement, this Agreement or any of the transactions contemplated in this Agreement.

(c) The receipt of information by the Company pursuant to Section 4.4(b) or otherwise shall not operate as a waiver or otherwise diminish the scope of or otherwise affect any representation, warranty or covenant of the Purchaser.

4.5 Regulatory Approvals

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(a) Other than with respect to the Competition Act Approval, which shall be governed by Section 4.6, as soon as reasonably practicable following the date of this Agreement, the Parties shall prepare and file all necessary documents, registrations, statements, petitions, filings and applications for all necessary Regulatory Approvals and use commercially reasonable efforts to obtain and maintain all such Regulatory Approvals.

(b) Other than with respect to the Competition Act Approval, which shall be governed by Section 4.6, the Party responsible at Law for obtaining a Regulatory Approval shall be the Party to make the filing to obtain such approval (or any remedy or change thereto) but will do so only once each Party hereto has reviewed any filing and has had the opportunity to provide comment on it and any statement in any application that creates an obligation on a Party must have the consent of that Party before it is included in the application.

(c) Subject to any applicable Law, the Parties shall cooperate with and keep one another fully informed as to the status of and the processes and proceedings related to obtaining the Regulatory Approvals, and shall promptly notify each other of any communication from any Governmental Authority in respect of the Arrangement, this Agreement or the transactions contemplated hereby and respond as promptly as reasonably possible to any inquiries or requests received from a Governmental Authority in respect of any Regulatory Approval; and shall not make any submissions or filings, participate in any substantive meetings, conversations or correspondence with any Governmental Authority in respect of obtaining the Regulatory Approvals unless it consults with the other Party in advance and, to the extent not precluded by such Governmental Authority, gives the other Party the opportunity to review drafts of any submissions, filings or correspondence (including responses to requests for information and inquiries from any Governmental Authority) and will provide the other Party a reasonable opportunity to comment thereon and consider those comments in good faith, and shall provide each other with all information necessary to support the applications for the Regulatory Approvals, as reasonably required by the Party making the filing; and shall provide the other Party and its outside counsel with final copies of all such material submissions, filings, correspondence, presentations, applications, plans and other material documents submitted to or filed with any Governmental Authority in respect of the Regulatory Approvals.

(d) Notwithstanding any other requirement in this Section 4.5, where a Party (a "Disclosing Party") is required under this Section 4.5 to provide information to another Party (a "Receiving Party") that the Disclosing Party reasonably deems to be confidential or competitively or commercially sensitive information, the Disclosing Party may provide a redacted version removing the confidential or competitively or commercially sensitive information to the Receiving Party; provided that:

(i) the Disclosing Party also provides a complete, non-redacted version to the Receiving Party's outside legal counsel on an external counsel-only basis and the Receiving Party may not request such competitively or commercially sensitive information from its outside legal counsel; and

(ii) nothing in this Agreement requires either Party to share with the other Party or its outside legal counsel any information that relates to the valuation of the transactions contemplated under this Agreement or information relating to possible transactions with other Persons.

(e) Nothing in this Agreement shall require the Purchaser to propose, negotiate, effect or agree to (and neither the Company nor its Subsidiaries may, without the prior written consent of the Purchaser, propose, negotiate, effect or agree to), by consent decree, by consent agreement, hold separate Order or otherwise, the sale, transfer, divestiture, license or other disposition of any assets or businesses of the Purchaser or the Company or any of their respective Subsidiaries or otherwise take any action that prohibits or limits the freedom of action of the Purchaser with respect to, or the ability of the Purchaser to own, retain, control, operate or exercise full rights of ownership with respect to any of the businesses or assets of the Purchaser, the Company or any of their respective Subsidiaries.

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4.6 Competition Act Approval

(a) The Purchaser and the Company will co-operate with each other upon and subject to the provisions of Sections 4.5(c) and 4.5(d) and the further provisions of this Section 4.6, and use their commercially reasonable efforts to obtain the Competition Act Approval and the Purchaser shall, subject to the Company providing such information and assistance as the Purchaser and its counsel may reasonably request, make a submission to the Commissioner requesting the issuance of an advance ruling certificate under section 102 of the Competition Act, or in the alternative, a No Action Letter and a waiver of the obligation to notify and supply information under Part IX of the Competition Act pursuant to section 113(c) of the Competition Act. If mutually agreed by the Parties, the Parties shall each file with the Commissioner notifications under Part IX of the Competition Act as soon as practicable and within ten Business Days of such request.

(b) The Purchaser shall be responsible for and pay the filing fee in respect of the Competition Act Approval.

(c) For greater certainty but without limiting the rights and obligations of the Parties under Sections 4.5(c) and 4.5(d), the Purchaser will determine and direct the efforts to obtain the Competition Act Approval, including leading and providing all communication and strategy relating to such efforts.

4.7 Exchange Approvals

(a) The Purchaser shall use its commercially reasonable efforts to obtain the Exchange Approvals as soon as reasonably practicable.

(b) The Purchaser shall be responsible for and pay all filing fees in connection with obtaining the Exchange Approvals.

(c) For greater certainty, the Purchaser will, acting reasonably, determine and direct, except as prohibited by Law, the efforts to obtain the Exchange Approvals, including leading and providing all communication and strategy relating to such efforts.

4.8 Access to Information/Confidentiality

(a) From the date hereof until the earlier of the Effective Time and the termination of this Agreement, in accordance with its terms, subject to Law and the terms of the Confidentiality Agreement, the Company shall and shall cause its Subsidiaries to upon reasonable notice:

(i) give to the Representatives of the Purchaser reasonable access to the offices, properties, officers, books and records (including continuous access to the Data Room) of the Company and its Subsidiaries during normal business hours; and

(ii) furnish to the Purchaser and its Representatives such financial, Tax and operating data and other filings, reports and information as such Persons may reasonably request; and make available to the Purchaser and its Representatives such senior officers and employees of the Company or any of its Subsidiaries as the Purchaser may reasonably request,

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provided that the Company shall not be required to (or to cause any of its Subsidiaries to) afford such access or furnish such information to the extent that the Company believes, in its reasonable good faith judgment, that doing so would: (i) result in the loss of attorney- client, work product or other privilege; (ii) result in the disclosure of any trade secrets of third parties or violate any obligations of the Company or any of its Subsidiaries with respect to confidentiality to any third party, or otherwise breach, contravene or violate any such effective Contract to which the Company or any Subsidiary of the Company is a party; or (iii) breach, contravene or violate any applicable Law; provided that the Company shall cause such information, or a summary thereof, to be provided on an anonymized basis.

(b) All information provided under this Section 4.8 that is Confidential Information as defined in the Confidentiality Agreement shall be subject to the terms of the Confidentiality Agreement notwithstanding any termination of this Agreement.

(c) Investigations made by or on behalf of the Purchaser, whether under this Section 4.8 or otherwise, will not waive, diminish the scope of or otherwise affect any representation or warranty made by the Company in this Agreement.

4.9 Public Communications

(a) A Party may not issue any press release or make any other public statement or disclosure with respect to this Agreement, the Plan of Arrangement or the Arrangement without the prior written consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed. Each Party must use commercially reasonable efforts to give the other Party prior oral or written notice and a reasonable opportunity for the other Party and its outside counsel to review and comment on all such news releases and other disclosure. The Party making such disclosure shall give reasonable consideration to any comments made by the other Party or its outside counsel.

(b) This Section 4.9 is subject to each Party's overriding obligation to make disclosure in accordance with applicable Law and, if such disclosure is required and the other Party has not reviewed or commented on the disclosure, the Party making such disclosure shall use commercially reasonable efforts to give prior oral or written notice to the other Party and, if such prior notice is not permitted by applicable Law, shall give such notice immediately following the making of such disclosure. For the avoidance of doubt, none of the foregoing shall prevent or restrict the Company or the Purchaser from making (i) internal announcements to employees or having discussions with shareholders, financial analysts and other stakeholders, or (ii) public announcements in the Ordinary Course that do not relate specifically to this Agreement or the Arrangement, in each case, so long as such announcements and discussions are consistent in all material respects with the recent press releases, public disclosures or public statements made by such Person. The Parties acknowledge that the Company will file this Agreement (with such redactions as may be mutually agreed upon between Company and the Purchaser, acting reasonably), and a material change report relating thereto on SEDAR Plus.

4.10 Notice and Cure Provisions

(a) During the period commencing on the date of this Agreement and continuing until the earlier of the Effective Time and the time that this Agreement is terminated, each Party shall promptly notify the other of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:

(i) cause any of the representations or warranties of such Party contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Time; or

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(ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party under this Agreement.

(b) Notifications provided under this Section 4.10 will not diminish the scope of the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

(c) The Purchaser may not elect to exercise its right to terminate this Agreement pursuant to subsection 7.2(a)(iv)(A) and the Company may not elect to exercise its right to terminate this Agreement pursuant to subsection 7.2(a)(iii) unless the Party seeking to terminate this Agreement (the "Terminating Party") has delivered a written notice ("Termination Notice") to the other Party (the "Breaching Party") specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Terminating Party asserts as the basis for termination. After delivering a Termination Notice, provided the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date, the Terminating Party may not exercise such termination right until the earlier of:

(i) the Outside Date; and

(ii) the date that is seven Business Days following receipt of such Termination Notice by the Breaching Party, if such matter has not been cured by such date.

(d) If the Terminating Party delivers a Termination Notice prior to the date of the Company Meeting, unless the Parties agree otherwise, the Company shall postpone or adjourn the Company Meeting to the earlier of:

(i) seven Business Days prior to the Outside Date; and

(ii) the date that is seven Business Days following receipt of such Termination Notice by the Breaching Party.

4.11 Insurance and Indemnification

(a) Prior to the Effective Time, the Company shall obtain, from a reputable third-party insurance carrier with the same or better credit rating as the Company's current insurance carriers with respect to directors' and officers' liability insurance, and fully pay the necessary premium for, customary "tail" policies of directors' and officers' liability insurance providing protection for a claims reporting or discovery period beginning at the Effective Time and continuing for not less than six years from and after the Effective Date and with terms and conditions (including retentions and limits of liability) that are no less favourable in the aggregate to the protection provided by the policies maintained by the Company and its wholly-owned Subsidiaries that are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events that occurred on or prior to the Effective Date; provided that, the cost of such "tail" policies shall not exceed 300% of the annual aggregate premium for the policies currently maintained by the Company and its wholly-owned Subsidiaries and in effect as of the date of this Agreement.

(b) From and after the Effective Time, the Purchaser shall, and shall cause the Company and each of its Subsidiaries to, honour all rights to indemnification or exculpation existing as of the date of this Agreement in favour of present and former officers and directors of the Company and each of its Subsidiaries, to the extent that they are:

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(i) included in the Company Constating Documents, the articles and by-laws (or equivalent documents) of any of its Subsidiaries or any written agreements which have been entered into between the Company or any of its Subsidiaries and any of their respective officers and directors as are set forth in the Company Disclosure Letter; or

(ii) provided for by Law,

and acknowledges that such rights shall survive the Effective Time and shall continue in full force and effect in accordance with their terms.

(c) From and after the Effective Time, if the Purchaser or any of its successors or assigns:

(i) consolidates or amalgamates with or merges into another Person; or

(ii) transfers all or substantially all of its properties and assets to any Person,

the Purchaser shall ensure that any resulting entity or assign assumes all of the obligations set forth in this Section 4.11 and acknowledges that such rights shall continue in full force and effect following the Effective Time in accordance with their terms.

4.12 Transaction Personal Information

(a) Each Party shall comply with all applicable Privacy Laws in the course of collecting, disclosing and using Transaction Personal Information. Subject to the foregoing, the Parties may collect, use and disclose Transaction Personal Information for purposes related to determining whether to proceed with the Arrangement or carrying out and completing the Arrangement. Prior to the Effective Time, the Purchaser shall not disclose Transaction Personal Information to any Person other than its Representatives, including its counsel, who are evaluating and advising on the Arrangement.

(b) The Purchaser shall protect and safeguard Transaction Personal Information against unauthorized use or disclosure and shall cause its Representatives to observe the terms of this Section 4.12 and protect and safeguard Transaction Personal Information in their possession. If this Agreement is terminated prior to the Effective Time, the Purchaser shall promptly deliver to the Company, or permanently delete, all Transaction Personal Information in its possession or in the possession of any of its Representatives, including all copies, reproductions, summaries and extracts thereof.

(c) Except to the extent permitted or required under applicable Privacy Law, the Purchaser shall not, without the consent of the individuals to whom such Personal Information relates, use or disclose Transaction Personal Information:

(i) for purposes other than those for which such Transaction Personal Information was collected prior to the Effective Time; or

(ii) which does not relate to the carrying on of the business of the Company or its Subsidiaries or to the carrying out of the purposes for which the Arrangement was implemented.

4.13 Employee Matters

(a) [Employee Matters redacted.]

(b) [Employee Matters redacted.]

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4.14 Purchaser's Debt Financing for the Arrangement

(a) [Debt Financing matters redacted.]

(b) [Debt Financing matters redacted.]

(c) [Debt Financing matters redacted.]

(d) [Debt Financing matters redacted.]

4.15 Post-Completion Transactions

(a) [Post-Completion Transactions redacted.]

(b) [Post-Completion Transactions redacted.]

(c) [Post-Completion Transactions redacted.]

(d) [Post-Completion Transactions redacted.]

ARTICLE 5

ADDITIONAL COVENANTS REGARDING NON-SOLICITATION

5.1 Non-Solicitation

(a) Except as expressly provided in this Article 5, the Company shall not and shall cause its Subsidiaries not to, directly or indirectly, through any Representative of the Company or any of its Subsidiaries, or permit any such Person, to:

(i) solicit, assist, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books and records of the Company or any of its Subsidiaries or entering into any form of agreement, arrangement or understanding (other than a confidentiality and standstill agreement permitted by and in accordance with Section 5.3)) any inquiry, proposal or offer (whether public or otherwise) that constitutes or would reasonably be expected to constitute or lead to, an Acquisition Proposal;

(ii) enter into, engage in, continue or otherwise participate in any discussions or negotiations with any Person (other than the Purchaser and its Affiliates) regarding any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute or lead to, an Acquisition Proposal, provided that, the Company may:

(A) advise any Person of the restrictions of this Agreement;

(B) provide a written response (with a copy to the Purchaser) to any Person who submits an Acquisition Proposal solely for the purposes of seeking clarification of the terms of such Acquisition Proposal; or

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(C) advise any Person making an Acquisition Proposal that the Company Board has determined that such Acquisition Proposal does not constitute a Superior Proposal;

in each case, if, in so doing, no other information that is prohibited from being communicated under this Agreement is communicated to such Person;

(iii) make a Company Change in Recommendation;

(iv) accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for a period of no more than five Business Days following such public announcement or public disclosure will not be considered to be in violation of this Section 5.1(a)(iv) provided the Company Board has rejected such Acquisition Proposal and affirmed the Company Board Recommendation before the end of such five Business Day period (or in the event that the Company Meeting is scheduled to be held within such five Business Day period, prior to the third Business Day prior to the date of the Company Meeting)); or

(v) accept or enter into, or publicly propose to accept or enter into, any agreement or arrangement with any Person in respect of an Acquisition Proposal (other than a confidentiality and standstill agreement permitted by and in accordance with Section 5.3).

(b) The Company shall, and shall cause its Subsidiaries and its and their respective Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiation, or other activities commenced prior to the date of this Agreement with any Person (other than the Purchaser) with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection therewith, the Company must:

(i) immediately discontinue access to and disclosure of all information, including any data room and any confidential information, properties, facilities, books and records of the Company or any of its Subsidiaries; and

(ii) promptly request, and exercise all rights it or any of its Subsidiaries have to require:

(A) the return or destruction of all copies of any confidential information regarding the Company or any of its Subsidiaries provided to any Person other than the Purchaser, its Affiliates and its and their respective Representatives; and

(B) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding the Company or any of its Subsidiaries,

in each case, to the extent that such information has not previously been returned or destroyed and using commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights or entitlements.

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(c) The Company covenants and agrees:

(i) that the Company shall promptly and fully enforce each confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement or covenant to which the Company or any of its Subsidiaries is a party; and

(ii) not to release, and cause its Subsidiaries not to release, any Person from, or waive, amend, suspend or otherwise modify such Person's obligations respecting the Company or any of its Subsidiaries under any confidentiality, standstill, non- disclosure, use, business purpose or similar agreement or covenant to which the Company or any of its Subsidiaries is a party, without the prior written consent of the Purchaser (which may be withheld or delayed in the sole and absolute discretion of the Purchaser), it being acknowledged by the Purchaser that the automatic termination or release of any standstill restrictions of any such agreements as a result of entering into and announcing this Agreement shall not be a violation of this Section 5.1(c).

5.2 Notification of Acquisition Proposals

If the Company or any of its Subsidiaries or any of their respective Representatives, receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to the Company or any of its Subsidiaries in connection with such inquiry, proposal or offer (including information, access or disclosure relating to the properties, facilities, books and records of the Company or any its Subsidiaries), the Company shall:

(a) promptly notify the Purchaser, at first orally, and then as soon as practicable, but in any event within 24 hours in writing, of such Acquisition Proposal, inquiry, offer or request, including a description of its terms and conditions, the identity of all Persons making the Acquisition Proposal, inquiry, offer or request and copies of all documents and written or electronic communications or other materials received in respect of such Acquisition Proposal; and

(b) keep the Purchaser fully informed of the status of all developments and, to the extent permitted by Section 5.3, discussions and negotiations with respect to any Acquisition Proposal, inquiry, offer or request, including any changes, modifications or other amendments to any such Acquisition Proposal, inquiry, offer or request.

5.3 Responding to an Acquisition Proposal

Notwithstanding Section 5.1, or any other agreement between the Parties or between the Company and any other Person, if at any time prior to the approval of the Arrangement Resolution, the Company receives an unsolicited Acquisition Proposal not resulting from a breach of this Article 5, the Company may:

(a) contact the Person making such Acquisition Proposal and its Representatives solely for the purpose of clarifying the terms and conditions of such Acquisition Proposal; and

(b) engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of information, properties, facilities, books and records of the Company or any of its Subsidiaries to such Person, if and only if:

(i) the Company has notified the Purchaser in accordance with Section 5.2;

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(ii) the Company Board first determines in good faith, after consultation with its financial advisors and legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to a Superior Proposal;

(iii) such Person was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality standstill, non-disclosure, non-solicitation or similar agreement, restriction or covenant contained in any Contract entered into with the Company or any of its Subsidiaries;

(iv) the Company has been, and continues to be, in compliance with its obligations under this Article 5; and

(v) before providing any such copies, access or disclosure, the Company:

(A) has entered into a confidentiality and standstill agreement with such Person that contains a customary standstill provision and that is otherwise on terms that are no less favourable to the Company than those found in the Confidentiality Agreement, and any such copies, access or disclosure provided to such Person shall have been or shall be promptly provided to the Purchaser; and

(B) has provided the Purchaser with a true, complete and final executed copy of the confidentiality and standstill agreement referred to in Section 5.3(b)(v)(A).

5.4 Right to Match

(a) If the Company receives an Acquisition Proposal that constitutes a Superior Proposal prior to the approval of the Arrangement Resolution, the Company Board may authorize the Company to enter into a definitive agreement with respect to such Superior Proposal or may make a Company Change in Recommendation, if and only if:

(i) the Person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing confidentiality standstill, non-disclosure, non-solicitation or similar agreement, restriction or covenant contained in any Contract entered into with the Company or any of its Subsidiaries;

(ii) the Company has been, and continues to be, in compliance with its obligations under this Article 5;

(iii) the Company has delivered to the Purchaser a written notice of the determination of the Company Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention to enter into a definitive agreement with respect to such Superior Proposal or make a Company Change in Recommendation, including a notice as to the value in financial terms that the Company Board has, in consultation with its financial advisors, determined should be ascribed to any non-cash consideration offered under the Superior Proposal (a "Superior Proposal Notice");

(iv) the Company or its Representatives have provided to the Purchaser a copy of the proposed definitive agreement for the Superior Proposal and all supporting materials (including any financing documents, subject to customary confidentiality provisions with respect to fee letters or similar information) provided to the Company in connection therewith;

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(v) at least five full Business Days (the "Matching Period") have elapsed from the date that is the later of the date on which the Purchaser received the Superior Proposal Notice and the date on which the Purchaser received a copy from the Company of the definitive agreement and all of the materials referred to in Section 5.4(a)(iv);

(vi) during any Matching Period, the Purchaser has had the opportunity (but not the obligation), in accordance with Section 5.4(b), to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(vii) after the Matching Period, the Company Board:

(A) has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal compared to the terms of the Arrangement (and, if applicable, as proposed to be amended by the Purchaser under Section 5.4(b)); and

(B) has determined in good faith, after consultation with its outside legal counsel, that the failure by the Company Board to recommend that the Company enter into a definitive agreement or to make a Company Change in Recommendation with respect to such Superior Proposal would be inconsistent with the Company Board's fiduciary duties.

(b) During the Matching Period, or such longer period as the Company may approve in its sole discretion and in writing for such purpose:

(i) the Purchaser shall have the opportunity (but not the obligation) to offer to amend this Agreement and the Arrangement;

(ii) the Company Board shall, in good faith and in consultation with its outside legal counsel and financial advisors, review any offer made by the Purchaser to amend the terms of this Agreement and the Arrangement in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously determined to constitute a Superior Proposal ceasing to be a Superior Proposal; and

(iii) the Company shall, and shall cause its Representatives to, negotiate in good faith with the Purchaser to make such amendments to the terms of this Agreement and the Arrangement as would enable the Purchaser to proceed with the transactions contemplated by this Agreement on such amended terms.

If, as a consequence of the foregoing, the Company Board determines that such Acquisition Proposal would cease to be a Superior Proposal, the Company shall promptly so advise the Purchaser and the Company and the Purchaser shall amend this Agreement to reflect such offer made by the Purchaser and shall take or cause to be taken all such actions as are necessary to give effect to the foregoing.

(c) Each successive amendment or modification to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Company Shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for purposes of this Section 5.4, and to the extent such new Acquisition Proposal is determined to be a Superior Proposal, the Purchaser shall be afforded a new Matching Period from the later of the date on which the Purchaser received a new Superior Proposal Notice and the date on which the Purchaser received from the Company a copy of the definitive agreement and all of the materials referred to in Section 5.4(a)(iv) with respect to each such new Superior Proposal.

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(d) The Company Board shall promptly reaffirm the Company Board Recommendation by way of a press release issued by the Company after:

(i) any Acquisition Proposal that the Company Board has determined not to be a Superior Proposal is publicly announced; or

(ii) the Company Board determines that a proposed amendment to the terms of this Agreement as contemplated under Section 5.4(b) would result in an Acquisition Proposal no longer being a Superior Proposal.

The Company shall provide the Purchaser and its outside legal counsel with a reasonable opportunity to review the form and content of any such press release and shall give reasonable consideration to any amendments to such press release requested by the Purchaser or its outside legal counsel.

(e) If the Company provides a Superior Proposal Notice to the Purchaser after a date that is less than ten Business Days before the Company Meeting, the Company shall be entitled to, and shall upon request from the Purchaser, postpone the Company Meeting to a date that is not more than ten Business Days after the scheduled date of the Company Meeting, but in any event to a date that is not less than five Business Days prior to the Outside Date.

5.5 Permitted Disclosure

Notwithstanding anything to the contrary set forth in this Article 5, nothing shall prohibit the Company Board from making any disclosure prior to the Effective Time prescribed by applicable Securities Laws in response to an Acquisition Proposal (including by responding to an Acquisition Proposal under a directors' circular under applicable Securities Laws); provided that, the Company shall provide the Purchaser and its outside legal counsel with a reasonable opportunity to review the form and content of such disclosure and shall give reasonable consideration to any comments made by the Purchaser and its outside legal counsel.

5.6 Breach by Subsidiaries and Representatives

Without limiting the generality of this Article 5, (a) the Company shall advise its Subsidiaries and its and their respective Representatives of the prohibitions set out in this Article 5, and (b) any violation of the obligations or restrictions set forth in this Article 5 by the Company, its Subsidiaries and its and their respective Representatives shall be deemed to be a breach thereof by the Company.

ARTICLE 6

CONDITIONS

6.1 Mutual Conditions Precedent

The Parties are not required to complete the Arrangement unless each of the following conditions is satisfied on or prior to the Effective Time, which conditions may only be waived, in whole or in part, by the mutual consent of the Parties:

(a) the Arrangement Resolution has been approved at the Company Meeting in accordance with the Interim Order;

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(b) the Interim Order and the Final Order have each been obtained on terms consistent with this Agreement, and have not been set aside or modified in a manner unacceptable to either the Company or the Purchaser, each acting reasonably, on appeal or otherwise;

(c) no Law is in effect that makes the completion of the Arrangement illegal or otherwise prohibits or enjoins the Company or the Purchaser from completing the Arrangement; and

(d) the Key Regulatory Approvals have been received or obtained and have not been revoked.

6.2 Additional Conditions Precedent to the Obligations of the Purchaser

The Purchaser is not required to complete the Arrangement unless each of the following conditions is satisfied, which conditions are for the exclusive benefit of the Purchaser and may only be waived, in whole or in part, by the Purchaser in its sole discretion:

(a) (i) each of the representations and warranties made by the Company and set out in Sections 1 {Incorporation and Corporate Power}, 2 {Incorporation and Corporate Power of Subsidiaries}, 3 {Corporate Authorizations}, and 9 {Execution and Binding Obligation} of Appendix C were true and correct as of the date hereof and are true and correct as of the Effective Date; (ii) the representation and warranty made by the Company and set out in Section 10 {Capitalization} of Appendix C was true and correct as of the date hereof (except for de minimis inaccuracies) and is true and correct as of the Effective Date (except for de minimis inaccuracies and as a result of transactions, changes, conditions, events or circumstances permitted hereunder); (iii) the representations and warranties made by the Company in Sections 38(s) {Taxes}, 63 {Net Debt} and 64 {Executive Severance and Transaction Costs} of Appendix C were true and correct as of the date hereof (except for the representation and warranty in Section 38(s) {Taxes}, the accuracy of which shall be determined as of February 23, 2023 and the representation and warranty in 63 {Net Debt}, the accuracy of which shall be determined as of September 30, 2023); (iv) each of the other representations and warranties made by the Company in this Agreement are true and correct as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such date) except where the failure or failures of such representations and warranties to be true and correct: (A) in the aggregate would not result or would not reasonably be expected to result in a Company Material Adverse Effect (and, for this purpose, any reference to "material", "Company Material Adverse Effect" or other concepts of materially in such representations and warranties shall be ignored) or (B) would not, individually or in the aggregate, prevent or materially delay (or, individually or in the aggregate, would reasonably be expected to prevent or materially delay) the consummation of the Arrangement or the Company from performing its material obligations under this Agreement in any material respect; and (v) the Company has delivered to the Purchaser a certificate of two senior officers of the Company (on behalf of the Company without personal liability) certifying the foregoing and dated the Effective Date;

(b) the Company has complied in all material respects with all of the covenants of the Company contained in this Agreement to be complied with by it on or prior to the Effective Time, and the Company has delivered to the Purchaser a certificate of two senior officers of the Company (on behalf of the Company without personal liability) addressed to the Purchaser certifying the foregoing and dated the Effective Date;

(c) no action, suit, Proceeding, objection, claim or opposition affecting the Company or any of its Subsidiaries shall have been threatened or commenced by any Governmental Authority or by any elected or appointed public official in Canada or elsewhere before any court or Governmental Authority, and no applicable Law or Order shall have been proposed, enacted, made, promulgated, issued or amended, which, in either case has had or, if the Arrangement was consummated, would result in a Company Material Adverse Effect or would materially impede the ability of the Parties to complete the Arrangement in accordance with its terms;

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(d) the aggregate number of the Company Shares held, directly or indirectly, by those holders of such shares who have validly exercised Dissent Rights and not withdrawn such exercise in connection with the Arrangement (or instituted Proceedings to exercise Dissent Rights) does not exceed 10% of the aggregate number of the Company Shares outstanding immediately prior to the Effective Time, and the Company has delivered to the Purchaser a certificate of two senior officers of the Company (on behalf of the Company without personal liability) addressed to the Purchaser certifying the foregoing and dated the Effective Date; and

(e) since the date hereof, there has not been a Company Material Adverse Effect, and the Company has delivered to the Purchaser a certificate of two senior officers of the Company (on behalf of the Company without personal liability) addressed to the Purchaser certifying the foregoing and dated the Effective Date.

6.3 Additional Conditions Precedent to the Obligations of the Company

The Company is not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of the Company and may only be waived, in whole or in part, by the Company in its sole discretion:

(a) (i) each of the representations and warranties made by the Purchaser and set out in Sections 1 {Incorporation and Corporate Power of the Purchaser}, 3 {Corporate Authorizations}, and 6 {Execution and Binding Obligation} of Appendix D were true and correct as of the date hereof and are true and correct as of the Effective Date; (ii) the representation and warranty made by the Purchaser and set out in Section 7 {Capitalization} of Appendix D was true and correct as of the date hereof (except for de minimis inaccuracies) and is true and correct as of the Effective Date (except for de minimis inaccuracies and as a result of transactions, changes, conditions, events or circumstances permitted hereunder); (iii) each of the other representations and warranties made by the Purchaser in this Agreement are true and correct as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such date) except where the failure or failures of such representations and warranties to be true and correct: (A) in the aggregate would not result or would not reasonably be expected to result in a Purchaser Material Adverse Effect (and, for this purpose, any reference to "material", "Purchaser Material Adverse Effect" or other concepts of materially in such representations and warranties shall be ignored) or (B) would not, individually or in the aggregate, prevent or materially delay (or, individually or in the aggregate, would reasonably be expected to prevent or materially delay) the consummation of the Arrangement or the Purchaser from performing its material obligations under this Agreement in any material respect; and (iv) the Purchaser has delivered to the Company a certificate of two senior officers of the Purchaser addressed to the Company certifying the foregoing and dated the Effective Date;

(b) the Purchaser has complied in all material respects with all of the covenants of the Purchaser contained in this Agreement to be complied with by it on or prior to the Effective Time, and the Purchaser has delivered to the Company a certificate of two senior officers of the Purchaser (on behalf of the Purchaser without personal liability) addressed to the Company certifying the foregoing and dated the Effective Date;

(c) subject to obtaining the Final Order and the satisfaction or waiver of the other conditions precedent contained herein in its favour (other than conditions which, by their nature, are only capable of being satisfied as of the Effective Time) the Purchaser has deposited, or caused to be deposited, with the Depositary, in accordance with Section 2.8 sufficient funds to be held in escrow and an irrevocable direction for the issuance of a sufficient number of Consideration Shares to satisfy payment in full of the Consideration

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(d) no action, suit, Proceeding, objection, claim or opposition affecting the Purchaser or any of its Subsidiaries shall have been threatened or commenced by any Governmental Authority or by any elected or appointed public official in Canada or elsewhere before any court or Governmental Authority, and no applicable Law or Order shall have been proposed, enacted, made, promulgated, issued or amended, which, in either case has had or, if the Arrangement was consummated, would result in a Purchaser Material Adverse Effect or would materially impede the ability of the Parties to complete the Arrangement in accordance with its terms; and

(e) since the date hereof, there has not been a Purchaser Material Adverse Effect, and the Purchaser has delivered to the Company a certificate of two senior officers of the Purchaser addressed to the Company certifying the foregoing and dated the Effective Date.

6.4 Satisfaction of Conditions

The conditions precedent set out in Sections 6.1, 6.2 and 6.3 shall be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the Registrar.

ARTICLE 7

TERM AND TERMINATION

7.1 Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and its termination in accordance with this Article 7.

7.2 Termination

(a) This Agreement may be terminated prior to the Effective Time by:

(i) the mutual written agreement of the Parties;

(ii) either the Company or the Purchaser if:

(A) the Arrangement Resolution is not approved by the Company Shareholders at the Company Meeting in accordance with the Interim Order; provided that, a Party may not terminate this Agreement pursuant to this Section 7.2(a)(ii)(A) if the failure to obtain approval of the Arrangement Resolution has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;

(B) after the date of this Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the completion of the Arrangement illegal or otherwise permanently prohibits or enjoins the Company or the Purchaser from consummating the Arrangement and such Law has, if appealable, become final and non-appealable; provided that, a Party may not terminate this Agreement pursuant to this Section 7.2(a)(ii)(B) if the enactment, making, enforcement or amendment of such Law has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement, and provided further that the Party seeking to terminate this Agreement pursuant to this Section 7.2(a)(ii)(B) has used commercially reasonable efforts to, as applicable, prevent, appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement;

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(C) the Effective Time does not occur on or prior to the Outside Date, provided that a Party may not terminate this Agreement pursuant to this Section 7.2(a)(ii)(C) if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement; or

(D) prior to the approval of the Arrangement Resolution, the Company Board accepts, recommends or authorizes the Company to enter into a definitive written agreement (other than a confidentiality and standstill agreement permitted by and in accordance with Section 5.3) with respect to a Superior Proposal in accordance with Section 5.4, provided that the Company may only terminate the Agreement if it is then in compliance with Article 5 and that prior to or concurrent with such termination the Company pays the Purchaser Termination Fee in accordance with Section 8.1;

(iii) the Company if:

(A) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser under this Agreement occurs that would cause any condition in Section 6.3(a) or Section 6.3(b) not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 4.10; provided that the Company is not then in breach of this Agreement so as to directly or indirectly cause any condition in Section 6.2(a) or Section 6.2(b) not to be satisfied;

(B) there has occurred a Purchaser Material Adverse Effect which is incapable of being cured on or prior to the Outside Date; or

(C) the Purchaser does not provide the Depositary with sufficient funds and an irrevocable direction for the issuance of a sufficient number of Consideration Shares to consummate the Arrangement as required pursuant to Section 2.8; provided that the Company is not then in breach of this Agreement so as to directly or indirectly cause any condition in Section 6.2(a) or Section 6.2(b) not to be satisfied;

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(iv) the Purchaser if:

(A) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company under this Agreement occurs that would cause any condition in Section 6.2(a) or Section 6.2(b) not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 4.10; provided that the Purchaser is not then in breach of this Agreement so as to directly or indirectly cause any condition in Section 6.3(a) or Section 6.3(b) not to be satisfied, and provided further that the Purchaser's right to terminate this Agreement pursuant to this Section 7.2(a)(iv)(A) shall not apply to the Company's breach of Section 4.3(d);

(B) prior to the approval of the Arrangement Resolution by the Company Shareholders:

(I) the Company Board fails to unanimously recommend or withdraws, amends, modifies or, in a manner adverse to the Purchaser, qualifies, or publicly proposes or states an intention to withdraw, amend, modify or, in a manner adverse to the Purchaser, qualify, the Company Board Recommendation or shall have resolved to do so prior to the Effective Date;

(II) the Company Board accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend an Acquisition Proposal or takes no position or remains neutral with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for more than five Business Days (or beyond the third Business Day prior to the date of the Company Meeting, if sooner);

(III) the Company Board accepts, approves, endorses, recommends or authorizes the Company or any of its Subsidiaries to execute or enter into any agreement, understanding or arrangement with respect to an Acquisition Proposal (other than a confidentiality and standstill agreement permitted by and in accordance with Section 5.3) or publicly announces an intention to do so; or

(IV) the Company Board fails to publicly recommend or reaffirm the Company Board Recommendation by news release within five Business Days after having been requested in writing by the Purchaser to do so (or in the event that the Company Meeting is scheduled to occur within such five Business Day period, prior to the Business Day prior to the date of the Company Meeting);

(each of the cases set forth in Sections (I), (II), (III) and (IV) of this Section 7.2(a)(iv)(B), being a "Company Change in Recommendation"); or

(C) there has occurred a Company Material Adverse Effect which is incapable of being cured on or prior to the Outside Date.

(b) The Party desiring to terminate this Agreement pursuant to this Section 7.2 (other than pursuant to Section 7.2(a)(i)) shall deliver written notice of such termination to the other Party specifying in reasonable detail the basis for such Party's exercise of its termination right.

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7.3 Effect of Termination

If this Agreement is terminated pursuant to this Article 7, this Agreement shall become void and of no further force or effect without liability of any Party, except that Sections 4.8(b) and 4.12, Article 8 and Article 9 shall survive, and provided further that no Party shall be relieved of any liability for fraud or any wilful breach by it of this Agreement.

ARTICLE 8

TERMINATION FEE

8.1 Purchaser Termination Fee

(a) If a Purchaser Damages Event occurs, the Company shall pay to, or to the order of, the Purchaser, the Purchaser Termination Fee in accordance with Section 8.1(b). For the purposes of this Agreement, "Purchaser Termination Fee" means $85 million and "Purchaser Damages Event" means the termination of this Agreement:

(i) by the Company or the Purchaser pursuant to Section 7.2(a)(ii)(D) {Superior Proposal}; or

(ii) by the Purchaser, pursuant to Section 7.2(a)(iv)(B) {Company Change in Recommendation}; or

(iii) by the Company or the Purchaser pursuant to Section 7.2(a)(ii)(A) {No Shareholder Approval} or Section 7.2(a)(ii)(C) {Effective Date does not occur prior to Outside Date} (but in the case of a termination by the Company, only if the Purchaser has the right to terminate this Agreement as a result of the Effective Time not occurring by the Outside Date) if:

(A) prior to such termination, an Acquisition Proposal is made or publicly announced by any Person other than the Purchaser or any of its Affiliates, or any Person other than the Purchaser or any of its Affiliates has publicly announced an intention to do so, whether to the Company or any of the Company Shareholders; and

(B) within twelve months following the date of such termination (x) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above) is consummated, or (y) the Company or any of its Subsidiaries, directly or indirectly, enters into a definitive agreement (other than a confidentiality and standstill agreement permitted by and in accordance with Section 5.3) in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above) and that Acquisition Proposal is later consummated (whether or not within twelve months following such termination); provided, that, for the purposes of this Section 8.1(a)(iii)(B), the references in the definition of "Acquisition Proposal" to "20% or more" shall be deemed to be references to "50% or more"; or

(iv) by the Purchaser pursuant to Section 7.2(a)(iv)(A) {Breach of the Company Representations, Warranties and Covenants by the Company}, if such termination relates to,

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(A) a material breach by the Company of Article 5; or

(B) a breach by the Company of any of its covenants made under this Agreement, other than Article 5, which breach, individually or in the aggregate, causes or would reasonably be expected to: (1) result in a Company Material Adverse Effect; (2) result in the failure to satisfy the condition in Section 6.2(e); or (3) prevent or materially delay the consummation of the Arrangement or the Company from performing its material obligations under this Agreement in any material respect.

(b) Any Purchaser Termination Fee shall be paid by the Company to the Purchaser (or as the Purchaser may direct by notice in writing) as follows, by wire transfer in immediately available funds to an account designated by the Purchaser:

(i) if a Purchaser Damages Event occurs due to a termination of this Agreement described in Section 8.1(a)(i), Section 8.1(a)(ii) or Section 8.1(a)(iv), within two Business Days of the occurrence of such Purchaser Damages Event; or

(ii) if a Purchaser Damages Event occurs due to a termination of this Agreement described in Section 8.1(a)(iii), upon the completion of the Acquisition Proposal referred to in Section 8.1(a)(iii).

(c) Subject to Section 8.1(d), in no event shall the Company be required to pay under this Section 8.1 an amount in excess of the Purchaser Termination Fee or be required to pay the Purchaser Termination Fee more than once.

(d) If this Agreement is terminated (i) by the Purchaser pursuant to Section 7.2(a)(iv)(A) {Breach of the Company Representations, Warranties and Covenants by the Company}, because of the failure of the condition in Section 6.2(a) {Company Representations and

Warranties Condition} or (ii) by the Purchaser or the Company pursuant to Section 7.2(a)(iii)(C) {Outside Date} and at the time of such termination there exists a state of facts or circumstances that would cause any of the conditions set forth in Section 6.2(a) {Company Representations and Warranties Condition} not to be satisfied, notwithstanding the availability of any cure period, the Company shall pay to the Purchaser (or as the Purchaser may direct by notice in writing) within two Business Days following such termination by wire transfer in immediately available funds to an account designated by the Purchaser an amount equal to $20,000,000 as reimbursement to the Purchaser for its out- of-pocket expenses incurred in connection with the Arrangement, provided that if the Purchaser is in material breach of its obligations hereunder at the time of the termination of the Agreement such amount will not be payable; and provided, however, that no fees or amounts shall be payable by the Company under this Section 8.1(d) if the Company has paid the Purchaser Termination Fee.

(e) The Company acknowledges that the agreements contained in this Section 8.1 are an integral part of the transactions contemplated by this Agreement, and that without these agreements the Purchaser would not enter into this Agreement, and that the amounts set out in this Section 8.1 represent liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs and out-of-pocket expenses, which the Purchaser will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and are not a penalty. The Company irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. The Purchaser agrees that the payment of an amount pursuant to this Section 8.1, in the manner provided in this Section 8.1, will be in consideration for the disposition of the Purchaser's rights under this Agreement, is the sole remedy of the Purchaser in respect of the event giving rise to such payment; provided that this limitation shall not (i) apply in the event of fraud or wilful or intentional breach of this Agreement by the Company, and (ii) prior to any termination of this Agreement, preclude the Purchaser from seeking injunctive relief to restrain any breach or threatened breach by the Company of its covenants in this Agreement, or otherwise obtain specific performance of any of such covenants in accordance with Section 9.4.

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8.2 Company Termination Fee

(a) If a Company Damages Event occurs, the Purchaser shall pay to, or to the order of, the Company, the Company Termination Fee in accordance with Section 8.2(b). For the purposes of this Agreement, "Company Termination Fee" means $85 million and "Company Damages Event" means the termination of this Agreement by the Company pursuant to: (i) Section 7.2(a)(iii)(A) {Breach of the Purchaser Representations, Warranties and Covenants by the Purchaser} if such termination relates to a breach by the Purchaser of any of its covenants made under this Agreement, which breach, individually or in the aggregate, causes or would reasonably be expected to: (1) result in a Purchaser Material Adverse Effect; (2) result in the failure to satisfy the condition in Section 6.3(e); or (3) prevent or materially delay the consummation of the Arrangement or the Purchaser from performing its material obligations under this Agreement in any material respect; or (ii) Section 7.2(a)(iii)(C) {Failure to Provide Consideration to Depositary}.

(b) Any Company Termination Fee shall be paid by the Purchaser to the Company (or as the Company may direct by notice in writing) within two Business Days of the occurrence of such Company Damages Event by wire transfer in immediately available funds to an account designated by the Company.

(c) Subject to Section 8.2(d), in no event shall the Purchaser be required to pay under this Section 8.2 an amount in excess of the Company Termination Fee or be required to pay the Company Termination Fee more than once.

(d) If this Agreement is terminated (i) by the Company pursuant to Section 7.2(a)(iii)(A) {Breach of the Purchaser Representations, Warranties and Covenants by the Purchaser}, because of the failure of the condition in Section 6.3(a) {Purchaser Representations and

Warranties Condition} or (ii) by the Company or the Purchaser pursuant to Section 7.2(a)(ii)(C) {Outside Date} and at the time of such termination there exists a state of facts or circumstances that would cause any of the conditions set forth in Section 6.3(a) {Purchaser Representations and Warranties Condition} not to be satisfied, notwithstanding the availability of any cure period, the Purchaser shall pay to the Company (or as the Company may direct by notice in writing) within two Business Days following such termination by wire transfer in immediately available funds to an account designated by the Company an amount equal to $20,000,000 as reimbursement to the Company for its out- of-pocket expenses incurred in connection with the Arrangement, provided that if the Company is in material breach of its obligations hereunder at the time of the termination of the Agreement such amount will not be payable; and provided, however, that no fees or amounts shall be payable by the Company under this Section 8.2(d) if the Purchaser has paid the Company Termination Fee.

(e) The Purchaser acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that without these agreements the Company would not enter into this Agreement, and that the amounts set out in this Section 8.2 represent liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs and out-of-pocket expenses, which the Company will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and are not a penalty. The Purchaser hereby irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. The Company agrees that the payment of an amount pursuant to this Section 8.2, in the manner provided in this Section 8.2, will be in consideration for the disposition of the Company's rights under this Agreement, is the sole remedy of the Company in respect of the event giving rise to such payment; provided that this limitation shall not (i) apply in the event of fraud or wilful or intentional breach of this Agreement by the Purchaser, and (ii) prior to any termination of this Agreement, preclude the Company from seeking injunctive relief to restrain any breach or threatened breach by the Purchaser of its covenants in this Agreement, or otherwise obtain specific performance of any of such covenants in accordance with Section 9.4.

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ARTICLE 9

MISCELLANEOUS

9.1 Notices

Any notice, direction, consent or other communications given under this Agreement must be in writing and delivered by courier, by personal delivery or by electronic transmission (including by email) as follows:

(a) To the Purchaser at:

Crescent Point Energy Corp.
2000, 585-8th Avenue SW
Calgary, AB, T2P 1G1

Attention: [name redacted]

Email: [email address redacted]

with a copy (which does not constitute notice to the Purchaser) to:

Norton Rose Fulbright Canada LLP
Suite 3700, 400-3rd Avenue SW
Calgary, AB, T2P 4H2

Attention: [name redacted]

Email: [email address redacted]

(b) To the Company at:

Hammerhead Energy Inc.
Suite 2700, 525-8th Avenue SW
Calgary, AB, T2P 1G1

Attention: [name redacted]

Email: [email address redacted]

with a copy (which does not constitute notice to the Company) to:

Burnet, Duckworth & Palmer LLP
Suite 2400, 525-8th Avenue SW
Calgary, AB, T2P 1G1

Attention: [name redacted] and [name redacted]

Email: [email address redacted]; [email address redacted]

Any such communication shall be deemed to have been given and received on the day on which it was so delivered or transmitted (if a Business Day, and if not, then the next succeeding Business Day) unless received after 5:00 pm (local time in the place of receipt) in which case it shall be deemed to have been given and received on the next Business Day.

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A Person may change its address for service by notice given in accordance with the foregoing and any subsequent communication must be sent to such Person at its changed address.

9.2 Entire Agreement

This Agreement, together with the Company Disclosure Letter and Confidentiality Agreement, constitute the entire agreement between the Parties with respect to the transactions contemplated by this Agreement and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

9.3 No Liability

No director or officer of the Purchaser shall have any personal liability whatsoever to the Company under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Purchaser. No director or officer of the Company or any of its Subsidiaries shall have any personal liability whatsoever to the Purchaser under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Company or any of its Subsidiaries.

9.4 Injunctive Relief

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to specific performance, injunctive relief and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce compliance with the terms of this Agreement, without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the Parties may be entitled at Law or in equity.

9.5 Amendments

Subject to Section 4.3(f), this Agreement may, at any time and from time to time before or after the holding of the Company Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the Company Shareholders, and any such amendment may, subject to the Interim Order, the Final Order and applicable Law, without limitation:

(a) change the time for performance of any of the obligations or acts of the Parties;

(b) modify or waive any inaccuracy of any representation or warranty contained in this Agreement or in any document delivered pursuant to this Agreement;

(c) modify any of the covenants contained in this Agreement and waive or modify performance of any of the obligations of the Parties; and/or

(d) modify or waive compliance with any mutual conditions contained in this Agreement.

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9.6 Waiver

(a) The failure or delay by a Party in enforcing, or insisting upon strict performance of, any provision of this Agreement does not constitute a waiver of such provision or in any way affect the enforceability of this Agreement (or any of its provisions) or deprive a Party of the right, at any time or from time to time, to enforce or insist upon strict performance of that provision or any other provision of this Agreement. No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision of this Agreement (whether or not similar).

(b) Any Party may: (i) extend the time for the performance of any of the obligations or acts of the other Party; (ii) waive compliance, except as provided herein, with any of the other Party's agreements or the fulfilment of any conditions to its own obligations contained herein; or (iii) waive inaccuracies in any of the other Party's representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

9.7 Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be illegal, invalid or unenforceable, that provision will be severed from this Agreement and the remaining provisions will continue in full force and effect, without amendment.

9.8 Assignments

(a) This Agreement will become effective when executed by the Parties and thereafter will be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns.

(b) Neither this Agreement nor any of the rights, duties or obligations under this Agreement are assignable or transferable by a Party without the prior written consent of the other Party. Any attempt to assign any of the rights, duties or obligations in this Agreement without such written consent is void.

9.9 Third Party Beneficiaries

(a) Except as provided in Section 4.11 which, without limiting its terms, is intended as a stipulation for the benefit of the third Persons mentioned in such provision (such third Persons referred to in this Section 9.9 as the "Indemnified Persons") and in Section 4.3(f) which, without limiting its terms, is intended as a stipulation for the benefit of the third Persons mentioned in such provision, the Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, Proceeding, hearing or other forum.

(b) The Purchaser acknowledges to each of the Indemnified Persons their direct rights against it and the Company under Section 4.11, which are intended for the benefit of, and shall be enforceable by, each Indemnified Person, his or her heirs and his or her legal representatives, and for such purpose, the Company confirms that it is acting as trustee on their behalf, and agrees to enforce such provisions on their behalf.

(c) The Purchaser acknowledges to each of the Debt Financing Parties and Finance Related Parties their direct rights against it and the Company under Section 4.3(f), which are intended for the benefit of, and shall be enforceable by, each of the Debt Financing Parties and Finance Related Parties, his or her heirs and his or her legal representatives, and for such purpose, the Purchaser confirms that it is acting as trustee on their behalf, and agrees to enforce such provisions on their behalf.

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9.10 Time of the Essence

Time is of the essence in this Agreement.

9.11 Expenses

Except as otherwise expressly provided in this Agreement, all costs and expenses (including the fees and disbursements of legal counsel, brokers, investment advisers, consultants and accountants) incurred in connection with this Agreement and the Arrangement are to be paid by the Party incurring such expenses.

9.12 Further Assurances

From time to time after the Effective Time, each Party will, at the request of the other Party, execute and deliver such additional conveyances, transfers and other assurances and perform or cause to be performed such other acts and things as may be reasonably required to give effect to, and carry out the intent of, this Agreement, unless expressly provided in this Agreement.

9.13 Counterparts and Electronic Delivery

This Agreement may be executed in any number of separate counterparts, each of which shall be deemed to be an original. All such signed counterparts, taken together, shall constitute one and the same agreement. Delivery of an executed signature page to this Agreement by electronic means (including by DocuSign, facsimile or in PDF format) shall be as valid and effective as delivery of an originally or manually executed copy of this Agreement.

9.14 Language

The Parties confirm having requested that this Agreement and all notices or other communications relating to it be drawn-up in the English language only.

(The remainder of this page is intentionally left blank; signature page follows.)

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IN WITNESS WHEREOF the Parties have executed this Arrangement Agreement.

CRESCENT POINT ENERGY CORP.

Per:	[Authorized Signatory]
Name: [Authorized Signatory]
Title: [Authorized Signatory]

HAMMERHEAD ENERGY INC.

Per:	[Authorized Signatory]
Name: [Authorized Signatory]
Title: [Authorized Signatory]

(SIGNATURE PAGE FOR ARRANGEMENT AGREEMENT)

Appendix A

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 193

OF THE

BUSINESS CORPORATIONS ACT (ALBERTA)

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1 Definitions

Whenever used in this Plan of Arrangement, unless there is something in the context or subject matter inconsistent therewith, the following defined words and terms have the indicated meanings and grammatical variations of such words and terms have corresponding meanings:

(a) "ABCA" means the Business Corporations Act, R.S.A. 2000, c. B-9;

(b) "Arrangement" means the arrangement of the Company pursuant to section 193 of the ABCA on the terms and conditions set forth in this Plan of Arrangement, as may be supplemented, modified, amended, or amended and restated from time to time, and not to any particular article, section or other portion hereof;

(c) "Arrangement Agreement" means the arrangement agreement dated November 6, 2023 between the Purchaser and the Company with respect to the Arrangement, including the appendices attached to it or otherwise forming part of it, all as the same may be amended, restated, replaced, or supplemented from time to time;

(d) "Arrangement Resolution" means the resolution of the Company Shareholders approving the Plan of Arrangement to be considered and voted on at the Company Meeting, substantially in the form set out in Appendix B to the Arrangement Agreement, including any amendments or variations made thereto in accordance with the Arrangement Agreement or at the direction of the Court in the Interim Order, provided any amendments made at the discretion of the Court in the Interim Order are acceptable to the Company and the Purchaser, each acting reasonably;

(e) "Articles of Arrangement" means the articles of arrangement of the Company in respect of the Plan of Arrangement required under subsection 193(4.1) of the ABCA to be sent to the Registrar after the Final Order has been granted, to give effect to the Arrangement;

(f) "Business Day" means a day on which commercial banks are open for business in Calgary, Alberta but excludes:

(i) a Saturday, Sunday or any other statutory or civic holiday in Calgary, Alberta; and

(ii) any such day on which commercial banks are generally required or authorized to be closed in Calgary, Alberta;

(g) "Cash Consideration" means $15.50;

(h) "Cash Consideration Company Share" means the fraction of a Company Share equal to 0.738 of a Company Share;

(i) "Certificate of Arrangement" means the certificate or other proof of filing issued by the Registrar pursuant to subsection 193(11) of the ABCA giving effect to the Plan of Arrangement;

(j) "Company" means Hammerhead Energy Inc., a corporation existing under the laws of the Province of Alberta;

(k) "Company Circular" means the notice of the Company Meeting and accompanying management proxy circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management proxy circular, to be sent to the Company Shareholders and such other Persons as may be required by the Interim Order or by Law in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time;

(l) "Company Meeting" means the special meeting of the Company Shareholders, including any adjournment or postponement of such meeting in accordance with the terms of the Arrangement Agreement, to be called and held to secure approval of the Arrangement Resolution and for any other purpose as may be set out in the Company Circular;

(m) "Company Option" means an option to purchase Company Shares granted pursuant to the provisions of the Company Option Plan;

(n) "Company Option Plan" means the Share Option Plan of the Company dated effective February 23, 2023 and as amended and restated effective May 1, 2023;

(o) "Company Securityholders" means, collectively, the Company Shareholders and the Incentive Award Holders;

(p) "Company Shareholder" means a registered or beneficial holder of the Company Shares, as the context requires;

(q) "Company Shares" means the Class A common shares in the capital of the Company;

(r) "Consideration Shares" means the common shares in the capital of the Purchaser;

(s) "Court" means the Court of King's Bench of Alberta;

(t) "Depositary" means Computershare Trust Company of Canada, or such other Person that may be appointed by the Purchaser and the Company for the purpose of receiving deposits of certificates or direct registration system advices formerly representing the Company Shares;

(u) "Dissent Rights" means the right of a Dissenting Shareholder to dissent in respect of the Arrangement Resolution and to be paid the fair value of the Company Shares granted pursuant to the Interim Order, all in accordance with section 191 of the ABCA (as modified by the Interim Order), the Interim Order and Article 4;

(v) "Dissenting Shareholder" means a registered holder of the Company Shares who validly dissents in respect of the Arrangement Resolution in strict compliance with Section 4.1 and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights as at the Effective Time;

(w) "Effective Date" means the date the Arrangement becomes effective under the ABCA;

(x) "Effective Time" means the time on the Effective Date that the Articles of Arrangement are filed in accordance with subsection 193(4.1) of the ABCA;

(y) "Eligible Shareholder" means a Company Shareholder that does not hold Legacy Shares immediately prior to the Effective Time or will not acquire Legacy Shares under this Plan of Arrangement and that, immediately prior to the Effective Time, is either:

(i) a resident of Canada for purposes of the Tax Act and not exempt from tax under Part I of the Tax Act;

(ii) a partnership, any member of which is a resident of Canada for purposes of the Tax Act and not exempt from tax under Part I of the Tax Act;

(iii) a non-resident of Canada for the purposes of the Tax Act that is not exempt from tax under the Tax Act and in respect of whom the Company Shares are, or are deemed to be, taxable Canadian property (as defined in the Tax Act); or

(iv) a partnership all of the members of which are non-residents of Canada for purposes of the Tax Act and in respect of whom the Company Shares are, or are deemed to be, taxable Canadian property (as defined in the Tax Act);

(z) "Equity Incentive Award" means an award granted under the Equity Incentive Award Plan and designated as a "Restricted Incentive Award", a "Restricted Share Award", a "Performance Incentive Award" or a "Performance Share Award" in accordance with the terms of, and as defined in, the Equity Incentive Award Plan;

(aa) "Equity Incentive Award Plan" means the Equity Incentive Award Plan of the Company dated effective February 23, 2023 and as amended and restated effective May 1, 2023;

(bb) "Equity Incentive Awardholder" means a holder of an Equity Incentive Award;

(cc) "Exercise Price" means:

(i) in the case of a Legacy CCPC Option or a Legacy Non-CCPC Option, the exercise price applicable to such Legacy CCPC Option or Legacy Non-CCPC Option, as the case may be, as of the Effective Time pursuant to its terms; or

(ii) in the case of a Legacy RSU, the exercise price applicable to the Legacy RSU as of the Effective Time pursuant to its terms;

(dd) "Final Order" means the order of the Court approving the Arrangement pursuant to subsection 193(4) of the ABCA, as such order may be affirmed, amended, or modified by any court of competent jurisdiction prior to the Effective Time provided that any such amendment or modification is acceptable to both the Company and the Purchaser, each acting reasonably;

(ee) "Governmental Authority" means:

(i) any international, multinational, national, federal, provincial, state, territorial, regional, municipal, local, or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign;

(ii) any subdivision, agency, agent, or authority of any of the foregoing; or

(iii) any quasi-governmental or private body, including any tribunal, commission, regulatory agency, stock exchange, or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing including, for greater certainty, the Securities Regulatory Authorities, the TSX, the New York Stock Exchange, the NASDAQ Stock Market LLC and any applicable regional reliability entity, electric system operator, public utilities commission, public service commission or equivalent entity;

(ff) "Incentive Awards" means, collectively, the outstanding Company Options, Equity Incentive Awards, Legacy CCPC Options, Legacy Non-CCPC Options and Legacy RSUs granted under the Company Option Plan, the Equity Incentive Award Plan, the Legacy Share Option Plan and the Legacy RSU Plan, respectively;

(gg) "Incentive Award Holder" means a holder of an Incentive Award;

(hh) "Incentive Plans" means, collectively, the Equity Incentive Award Plan, the Company Option Plan, the Legacy Share Option Plan and the Legacy RSU Plan;

(ii) "Interim Order" means the interim order of the Court concerning the Arrangement under subsection 193(4) of the ABCA, containing declarations and directions with respect to the Arrangement and the holding of the Company Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction, provided that any such amendment or modification is acceptable to both the Company and the Purchaser, each acting reasonably;

(jj) "In-the-Money Value":

(i) in the case of a Legacy CCPC Option, has the same meaning as "In-the-Money Value" under section 9 of the Legacy Share Option Plan and, for these purposes, the "Current Market Price" as defined for the purposes of section 9 of the Legacy Share Option Plan shall mean the Per Company Share Consideration, with the intention being that the number of Company Shares issued upon the exercise of Legacy CCPC Options is determined in accordance with the Legacy Share Option Plan using the same fair market value of a Company Share as is used for all Company Shareholders under this Plan of Arrangement;

(ii) in the case of a Legacy Non-CCPC Option, means the amount equal to (x) the number of Company Shares underlying such Legacy Non-CCPC Option multiplied by (y) the amount by which the Per Company Share Consideration exceeds the Exercise Price per Company Share of such Legacy Non-CCPC Option, with the intention being that the In-the-Money Value of the Legacy Non-CCPC Options is determined in accordance with the Legacy Share Option Plan using the same fair market value of a Company Share as is used for all Company Shareholders under this Plan of Arrangement;

(iii) in the case of a Legacy RSU, means the amount equal to (x) the number of Company Shares underlying such Legacy RSU multiplied by (y) the amount by which the Per Company Share Consideration exceeds the Exercise Price per Company Share of such Legacy RSU, with the intention being that the In-the- Money Value of the Legacy RSUs is determined in accordance with the Legacy RSU Plan using the same fair market value of a Company Share as is used for all Company Shareholders under this Plan of Arrangement; and

(iv) in the case of an Equity Incentive Award, means the amount equal to (x) the number of Company Shares underlying such Equity Incentive Award multiplied by (y) the Per Company Share Consideration, with the intention being that the In-the- Money Value of the Equity Incentive Awards is determined in accordance with the Equity Incentive Award Plan using the same fair market value of a Company Share as is used for all Company Shareholders under this Plan of Arrangement;

(kk) "Law" means, with respect to any Person, any and all applicable law, constitution, treaty, convention, ordinance, code, rule, instrument, regulation, Order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, standards, practices, guidelines and protocols of any Governmental Authority;

(ll) "Legacy Cash Consideration Cap" means, in respect of a Company Shareholder who owns Legacy Shares, an aggregate amount of cash equal to (x) the number of Company Shares (including Legacy Shares) owned by such Company Shareholder multiplied by (y) the Cash Consideration;

(mm) "Legacy CCPC Option" means each option to purchase Company Shares outstanding pursuant to the provisions of the Legacy Share Option Plan that was issued in an exchange governed by subsection 7(1.4) of the Tax Act in exchange for an option that was granted by a corporation that was a Canadian controlled private corporation for the purposes of the Tax Act at the time of grant;

(nn) "Legacy CCPC Optionholder" means a holder of a Legacy CCPC Option;

(oo) "Legacy Non-CCPC Option" means each option to purchase Company Shares outstanding pursuant to the provisions of the Legacy Share Option Plan that is not a Legacy CCPC Option;

(pp) "Legacy Non-CCPC Optionholder" means a holder of a Legacy Non-CCPC Option;

(qq) "Legacy RSU" means a unit equivalent in value to a Company Share issued pursuant to the Legacy RSU Plan;

(rr) "Legacy RSU Holder" means a holder of a Legacy RSU;

(ss) "Legacy RSU Plan" means the Legacy Share Award Plan of the Company dated effective February 23, 2023;

(tt) "Legacy Share" means (i) a Company Share issued upon the exercise or deemed exercise of a Legacy CCPC Option (whether pursuant to Section 3.1(b) of this Arrangement or otherwise) or (ii) a Company Share otherwise acquired in circumstances where both paragraph 7(1)(a) and subsection 7(1.1) of the Tax Act were applicable to such acquisition;

(uu) "Legacy Share Consideration Base" means, in respect of a Company Shareholder who owns Legacy Shares, a number of Consideration Shares (rounded down to the nearest whole number of Consideration Shares) equal to (x) the number of Legacy Shares owned by such Company Shareholder multiplied by (y) 2.0388;

(vv) "Legacy Share Consideration Cap" means, in respect of a Company Shareholder who owns Legacy Shares, a number of Consideration Shares (rounded down to the nearest whole number of Consideration Shares) equal to (x) the number of Company Shares (including Legacy Shares) owned by such Company Shareholder multiplied by (y) 0.5340;

(ww) "Legacy Share Exchange Number" means the lesser of (i) all Legacy Shares held by a Company Shareholder and (ii) such number of Legacy Shares held by a Company Shareholder as is necessary to ensure that the fair market value of the Legacy Shares transferred by such Company Shareholder to Purchaser pursuant to Section 3.1(g) (at a deemed price of $21 per Legacy Share) is equal to the fair market value of the Consideration Shares (at a deemed price of $10.30 per Consideration Share) received by such Company Shareholder pursuant to Section 3.1(g) in exchange therefor;

(xx) "Legacy Share Option Plan" means the Legacy Share Option Plan of the Company dated effective February 23, 2023;

(yy) "Letter of Transmittal" means the letter of transmittal pursuant to which the Company Shareholders are required to deliver certificates representing the Company Shares;

(zz) "Lien" means:

(i) any mortgage, charge, pledge, hypothec, security interest, assignment, lien (statutory or otherwise), privilege, easement, servitude, pre-emptive right or right of first refusal, ownership or title retention agreement, restrictive covenant or conditional sale agreement or option, imperfections of title or encroachments relating to real property; and

(ii) any other encumbrance of any nature or any arrangement or condition which, in substance, secures payment or performance of an obligation;

(aaa) "Named Executive" means the individual party to an agreement with the Company regarding the settlement of such individual's Legacy RSUs with Company Shares held by the Share Trust;

(bbb) "Order" means any order, writ, judgment, decree, stipulation, determination, award, decision, sanction, ruling, or similar action taken or entered by or with or applied by any Governmental Authority, in each case, whether temporary, preliminary or permanent;

(ccc) "Per Company Share Consideration" means the amount equal to the aggregate of (x) the Cash Consideration and (y) the Share Consideration multiplied by the Purchaser VWAP;

(ddd) "Person" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Authority, syndicate, or other entity, whether or not having legal status;

(eee) "Plan of Arrangement" means this plan of arrangement as may be supplemented, modified, amended, or amended and restated from time to time in accordance with the terms hereof and the Arrangement Agreement or made at the direction of the Court in the Final Order;

(fff) "Purchaser" means Crescent Point Energy Corp., a corporation existing under the laws of the Province of Alberta;

(ggg) "Purchaser VWAP" means the volume weighted average trading price of the Consideration Shares on the Toronto Stock Exchange for the five most recently completed trading days immediately prior to the Business Day immediately preceding the Effective Date during which not less than one "board lot" trade in the Consideration Shares has occurred;

(hhh) "Registrar" means the Registrar of Corporations or a Deputy Registrar of Corporations appointed under section 263 of the ABCA;

(iii) "Securities Regulatory Authorities" means, as applicable, the securities regulatory authorities listed in "Appendix C" to NI 14-101;

(jjj) "Share Consideration" means 0.5340 of a Consideration Share;

(kkk) "Share Consideration Company Share" means the fraction of a Company Share equal to 0.262 of a Company Share;

(lll) "Share Trust" means the trust settled pursuant to the Share Trust Agreement;

(mmm) "Share Trust Agreement" means the amended and restated trust indenture made effective as of February 23, 2023 by the Share Trustee, as such trust indenture may be amended or amended and restated from time to time;

(nnn) "Share Trustee" means Hammerhead Resources ULC, in its capacity as trustee of the Share Trust;

(ooo) "Tax Act" means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supp.); and

(ppp) "U.S. Tax Code" means the United States Internal Revenue Code of 1986.

1.2 Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into articles and sections is for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms "this Plan of Arrangement", "hereof", "herein", "hereto", and "hereunder" and similar expressions refer to this Plan of Arrangement and not to any particular article, section, or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3 References

Unless reference is specifically made to some other document or instrument, all references herein to articles or sections are to articles and sections of this Plan of Arrangement.

1.4 Number, etc.

Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities.

1.5 Currency

Unless otherwise stated, all references to "dollars" or "$" in this Plan of Arrangement shall mean Canadian dollars.

1.6 Date for Any Action

In the event that the date on which any action is required to be taken hereunder is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.7 References to Legislation

References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

ARTICLE 2

ARRANGEMENT AGREEMENT

2.1 Arrangement Agreement

This Plan of Arrangement is made pursuant and subject to the provisions of, and forms part of, the Arrangement Agreement. If there is any inconsistency or conflict between the provisions of this Plan of Arrangement and the provisions of the Arrangement Agreement, the provisions of this Plan of Arrangement shall govern.

2.2 Binding Effect

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, shall become effective and be binding as and from the Effective Time on: (a) the Purchaser; (b) the Company; (c) the Company Securityholders, including Dissenting Shareholders; (d) the Depositary; (e) the Share Trustee; and (f) all other Persons, without any further act or formality required on the part of any Person except as expressly provided herein.

2.3 Filing of the Articles of Arrangement

The Articles of Arrangement shall be filed with the Registrar with the purpose and intent that none of the provisions of this Plan of Arrangement shall become effective unless all of the provisions of this Plan of Arrangement shall have become effective in the sequence provided herein. The Certificate of Arrangement shall be conclusive evidence that the Arrangement has become effective and that each of the steps, events or transactions set out in Section 3.1 have become effective in the sequence and at the times set out therein. If no Certificate of Arrangement is required to be issued by the Registrar pursuant to section 193(11) of the ABCA, the Arrangement shall become effective commencing at the Effective Time on the date the Articles of Arrangement are filed with the Registrar pursuant to subsection 193(4.1) of the ABCA.

ARTICLE 3

ARRANGEMENT

3.1 Arrangement

Commencing at the Effective Time, each of the steps, events or transactions set forth in this Section 3.1 shall, except for steps, events or transactions deemed to occur concurrently with other steps, events or transactions as set out below, occur and shall be deemed to occur consecutively in the following order (or in such other manner, order or times as the Company and the Purchaser may agree in writing) without any further act or formality, except as otherwise provided herein:

Dissenting Company Shareholders

(a) all Company Shares held by Dissenting Shareholders shall be and shall be deemed to be, without any further act or formality by or on behalf of the Dissenting Shareholder, transferred to, and acquired by, the Purchaser (free and clear of all Liens), and such Dissenting Shareholders shall cease to be the holders of the Company Shares so transferred and to have any rights as the Company Shareholders other than the right to be paid the fair value for such Company Shares as set out in Section 4.1;

Exercise of Legacy CCPC Options

(b) notwithstanding the terms of the Legacy Share Option Plan, any resolutions of the board of directors of the Company or the terms of any agreement, certificate or other instrument granting or confirming the grant of Legacy CCPC Options or representing Legacy CCPC Options, each Legacy CCPC Option (whether vested or unvested) outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, without further action by or on behalf of the Legacy CCPC Optionholder, fully and unconditionally vested and exercisable, and shall be, and shall be deemed to be, exercised pursuant to its terms and the terms of the Legacy Share Option Plan (free and clear of all Liens) by the Legacy CCPC Optionholder and:

(i) each Legacy CCPC Optionholder shall be deemed to, without further action by or on behalf of the Legacy CCPC Optionholder, exercise all Legacy CCPC Options owned by such Legacy CCPC Optionholder by way of surrender of such Legacy CCPC Options to the Company in accordance with Section 9 of the Legacy Share Option Plan in exchange for the In-the-Money Value of such Legacy CCPC Options and the Company shall issue, and shall be deemed to issue, to each such Legacy CCPC Optionholder in accordance with Section 9 of the Legacy Share Option Plan a number of Company Shares equal to the In-the-Money Value of all Legacy CCPC Options owned by such Legacy CCPC Optionholder;

(ii) each former Legacy CCPC Optionholder shall be added to the register of holders of Company Shares in respect of the number of Company Shares issued to each Legacy CCPC Optionholder, but the Legacy CCPC Optionholder shall not be entitled to a certificate or other document representing the Company Shares issued upon exercise of its Legacy CCPC Options;

(iii) the Legacy CCPC Options so exercised shall be, and shall be deemed to be, cancelled and extinguished without any further act or formality on the part of the Legacy CCPC Optionholder or the Company;

(iv) each former Legacy CCPC Optionholder shall cease to be a holder of Legacy CCPC Options and to have any rights as a holder of Legacy CCPC Options other than the right to receive the Company Shares to which such Legacy CCPC Optionholder is entitled pursuant to this Section 3.1(b) and the name of each Legacy CCPC Optionholder shall be removed from the register of Legacy CCPC Optionholders maintained by or on behalf of the Company; and

(v) any agreement, certificate or other instrument granting or confirming the grant of Legacy CCPC Options or representing Legacy CCPC Options or the right of a former Legacy CCPC Optionholder to any such Legacy CCPC Options shall be void and of no further force or effect as of such time and neither the Company nor the Purchaser shall have any further liabilities or obligations to the former Legacy CCPC Optionholder with respect thereto other than the obligation of the Company to issue the Company Shares to which the former Legacy CCPC Optionholder is entitled to receive pursuant to this Section 3.1(b);

Settlement of Legacy Non-CCPC Options

(c) notwithstanding the terms of the Legacy Share Option Plan, any resolutions of the board of directors of the Company or the terms of any agreement, certificate or other instrument granting or confirming the grant of Legacy Non-CCPC Options or representing Legacy Non-CCPC Options, each Legacy Non-CCPC Option (whether vested or unvested) outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, without further action by or on behalf of the Legacy Non-CCPC Optionholder, fully and unconditionally vested and exercisable, and shall be, and shall be deemed to be, surrendered and transferred to the Company pursuant to its terms and Section 10 of the Legacy Share Option Plan (free and clear of all Liens) by the Legacy Non-CCPC Optionholder in exchange for the In-the-Money Value of such Legacy Non-CCPC Options and:

(i) in respect of the surrender and transfer of the Legacy Non-CCPC Options by such Legacy Non-CCPC Optionholder:

(A) the Legacy Non-CCPC Optionholder shall be entitled to receive a cash payment from the Company equal to the aggregate amount of taxes and other amounts required to be remitted by the Company to a taxing authority in respect of the surrender by such Legacy Non-CCPC Optionholder of all of the Legacy Non-CCPC Options held by such Legacy Non-CCPC Optionholder; and

(B) the Company shall issue, and shall be deemed to issue, to each such Legacy Non-CCPC Optionholder a number of Company Shares having a fair market value (using the same fair market value of a Company Share as is used for all Company Shareholders under this Plan of Arrangement) equal to the difference between the In-the-Money Value of all Legacy Non- CCPC Options owned by such Legacy Non-CCPC Optionholder and the amount of the cash payment contemplated by Section 3.1(c)(i)(A);

(ii) each former Legacy Non-CCPC Optionholder shall be added to the register of holders of Company Shares in respect of the number of Company Shares issued to each Legacy Non-CCPC Optionholder, but the Legacy Non-CCPC Optionholder shall not be entitled to a certificate or other document representing the Company Shares issued upon exercise of its Legacy Non-CCPC Options;

(iii) the Legacy Non-CCPC Options so surrendered and transferred shall be, and shall be deemed to be, cancelled and extinguished without any further act or formality on the part of the Legacy Non-CCPC Optionholder or the Company;

(iv) each former Legacy Non-CCPC Optionholder shall cease to be a holder of Legacy Non-CCPC Options and to have any rights as a holder of Legacy Non-CCPC Options other than the right to receive the consideration which such Legacy Non- CCPC Optionholder is entitled pursuant to this Section 3.1(c) and the name of each Legacy Non-CCPC Optionholder shall be removed from the register of Legacy Non-CCPC Optionholders maintained by or on behalf of the Company; and

(v) any agreement, certificate or other instrument granting or confirming the grant of Legacy Non-CCPC Options or representing Legacy Non-CCPC Options or the right of a former Legacy Non-CCPC Optionholder to any such Legacy Non-CCPC Options shall be void and of no further force or effect as of such time and neither the Company nor the Purchaser shall have any further liabilities or obligations to the former Legacy Non-CCPC Optionholder with respect thereto other than the obligation of the Company to pay or issue the consideration which the former Legacy CCPC Optionholder is entitled to receive pursuant to this Section 3.1(c);

Settlement of Legacy RSUs

(d) notwithstanding the terms of the Legacy RSU Plan, any resolutions of the board of directors of the Company or the terms of any agreement, certificate or other instrument granting or confirming the grant of Legacy RSUs or representing Legacy RSUs, each Legacy RSU (whether vested or unvested) outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, without further action by or on behalf of the Legacy RSU Holder, fully and unconditionally vested and exercisable, and shall be, and shall be deemed to be, surrendered and transferred to the Company pursuant to its terms and Section 4.7 of the Legacy RSU Plan (free and clear of all Liens) by the Legacy RSU Holder in exchange for the In-the-Money Value of such Legacy RSUs and:

(i) in respect of the surrender and transfer of the Legacy RSUs by such Legacy RSU Holder:

(A) the Legacy RSU Holder shall be entitled to receive a cash payment from the Company equal to the aggregate amount of taxes and other amounts required to be remitted by the Company to a taxing authority in respect of the surrender by such Legacy RSU Holder of all of the Legacy RSUs held by such Legacy RSU Holder;

(B) subject to 3.1(d)(i)(C), the Company shall issue, and shall be deemed to issue, to each such Legacy RSU Holder a number of Company Shares having a fair market value (using the same fair market value of a Company Share as is used for all Company Shareholders under this Plan of Arrangement) equal to the difference between the In-the-Money Value of all Legacy RSUs owned by such Legacy RSU Holder and the amount of the cash payment contemplated by Section 3.1(d)(i)(A); and

(C) all of the Company Shares held by the Share Trust shall be, and shall be deemed to be, transferred by the Share Trustee to the Named Executive in lieu of the issuance of such number of Company Shares to the Named Executive upon exercise of the Legacy RSUs by the Named Executive;

(ii) each former Legacy RSU Holder shall be added to the register of holders of Company Shares in respect of the number of Company Shares issued to each Legacy RSU Holder, but the Legacy RSU Holder shall not be entitled to a certificate or other document representing the Company Shares issued upon exercise of its Legacy RSUs;

(iii) the Legacy RSUs so surrendered and transferred shall be, and shall be deemed to be, cancelled and extinguished without any further act or formality on the part of the Legacy RSU Holder or the Company;

(iv) each former Legacy RSU Holder shall cease to be a holder of Legacy RSUs and to have any rights as a holder of Legacy RSUs other than the right to receive the consideration which such Legacy RSU Holder is entitled pursuant to this Section 3.1(d) and the name of each Legacy RSU Holder shall be removed from the register of Legacy RSU Holders maintained by or on behalf of the Company; and

(v) any agreement, certificate or other instrument granting or confirming the grant of Legacy RSUs or representing Legacy RSUs or the right of a former Legacy RSU Holder to any such Legacy RSUs shall be void and of no further force or effect as of such time and neither the Company nor the Purchaser shall have any further liabilities or obligations to the former Legacy RSU Holder with respect thereto other than the obligation of the Company to pay or issue the consideration which the former Legacy RSU Holder is entitled to receive pursuant to this Section 3.1(d);

Settlement of Equity Incentive Awards

(e) notwithstanding the terms of the Equity Incentive Award Plan, any resolutions of the board of directors of the Company or the terms of any agreement, certificate or other instrument granting or confirming the grant of Equity Incentive Awards or representing Equity Incentive Awards, each Equity Incentive Award (whether vested or unvested) outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, without further action by or on behalf of an Equity Incentive Awardholder, fully and unconditionally vested, and shall be, and shall be deemed to be, surrendered and transferred to the Company (free and clear of all Liens) by the Equity Incentive Awardholder in exchange for the In-the- Money Value of such Equity Incentive Awards and:

(i) in respect of the surrender and transfer of the Equity Incentive Awards by such Equity Incentive Awardholder:

(A) the Equity Incentive Awardholder shall be entitled to receive a cash payment from the Company equal to the aggregate amount of taxes and other amounts required to be remitted by the Company to a taxing authority in respect of the surrender by such Equity Incentive Awardholder of all of the Equity Incentive Awards held by such Equity Incentive Awardholder; and

(B) the Company shall issue, and shall be deemed to issue, to each such Equity Incentive Awardholder a number of Company Shares having a fair market value (using the same fair market value of a Company Share as is used for all Company Shareholders under this Plan of Arrangement) equal to the difference between the In-the-Money Value of all Equity Incentive Awards owned by such Equity Incentive Awardholder and the amount of the cash payment contemplated by Section 3.1(e)(i)(A);

(ii) each former Equity Incentive Awardholder shall be added to the register of holders of Company Shares in respect of the number of Company Shares issued to each Equity Incentive Awardholder, but the Equity Incentive Awardholder shall not be entitled to a certificate or other document representing the Company Shares issued upon settlement of its Equity Incentive Awards;

(iii) the Equity Incentive Awards so surrendered and transferred shall be, and shall be deemed to be, cancelled and extinguished without any further act or formality on the part of the Equity Incentive Awardholder or the Company;

(iv) each former Equity Incentive Awardholder shall cease to be a holder of Equity Incentive Awards and to have any rights as a holder of Equity Incentive Awards other than the right to receive the consideration which such Equity Incentive Awardholder is entitled pursuant to this Section 3.1(e) and the name of each Equity Incentive Awardholder shall be removed from the register of Equity Incentive Awardholders maintained by or on behalf of the Company; and

(v) any agreement, certificate or other instrument granting or confirming the grant of Equity Incentive Awards or representing Equity Incentive Awards or the right of a former Equity Incentive Awardholder to any such Equity Incentive Awards shall be void and of no further force or effect as of such time and neither the Company nor the Purchaser shall have any further liabilities or obligations to the former Equity Incentive Awardholder with respect thereto other than the obligation of the Company to pay or issue the consideration which the former Equity Incentive Awardholder is entitled to receive pursuant to this Section 3.1(e);

Termination of Incentive Plans

(f) the Incentive Plans shall be terminated and be of no further force and effect;

Acquisition of the Company Shares by the Purchaser

(g) in respect of a Company Shareholder that owns Legacy Shares:

(i) a number of Legacy Shares owned by such Company Shareholder equal to the Legacy Share Exchange Number shall be and be deemed to be, without further action by or on behalf of the Company Shareholder, transferred to the Purchaser (free and clear of all Liens) in exchange for a number of Consideration Shares equal to the lesser of: (i) the Company Shareholder's Legacy Share Consideration Cap; and (ii) the Company Shareholder's Legacy Share Consideration Base; and

(ii) all remaining Company Shares (including any remaining Legacy Shares) owned by such Company Shareholder shall be and shall be deemed to be without any further action by or on behalf of such Company Shareholder, transferred to the Purchaser (free and clear of all Liens) and each Company Shareholder whose remaining Company Shares are so transferred shall be entitled to receive from the Purchaser:

(A) subject to Section 3.4, a number of Consideration Shares (if any) equal to the Company Shareholder's Legacy Share Consideration Cap minus the number of Consideration Shares issuable by the Purchaser to the Company Shareholder pursuant to Section 3.1(g)(i); and

(B) subject to Section 3.5, a cash payment equal to the Company Shareholder's Legacy Cash Consideration Cap;

(h) a fraction of each Company Share held by a Company Shareholder (other than the Purchaser and other than Dissenting Shareholders and Company Shareholders who transferred their Company Shares to the Purchaser pursuant to Section 3.1(g)) that is equal to the Cash Consideration Company Share shall be and shall be deemed to be, without any further action by or on behalf of such Company Shareholder, transferred to the Purchaser (free and clear of all Liens) and each Company Shareholder whose fractions of each Company Share are so transferred shall be entitled to receive from the Purchaser, subject to Section 3.5, for each such fraction of a Company Share so transferred, a cash payment equal to the Cash Consideration; and

(i) a fraction of each Company Share held by a Company Shareholder (other than the Purchaser and other than Dissenting Shareholders and Company Shareholders who transferred their Company Shares to the Purchaser pursuant to Section 3.1(g)) that is equal to the Share Consideration Company Share shall be and shall be deemed to be, without any further action by or on behalf of such Company Shareholder, transferred to the Purchaser (free and clear of all Liens) and each Company Shareholder whose fractions of each Company Share are so transferred shall be entitled to receive, receive, subject to Section 3.4, from the Purchaser, for each such fraction of a Company Share so transferred, the Share Consideration.

3.2 Allocation of Consideration and Income Tax Election

(a) If an Eligible Shareholder makes a valid joint tax election with the Purchaser in accordance with Section 3.2(b) to have the transfer of the Eligible Shareholder's Company Shares to the Purchaser under this Plan of Arrangement take place pursuant to the provisions of subsection 85(1) or (2) of the Tax Act (and the analogous provisions of any provincial tax laws), then such Eligible Shareholder shall be deemed for all purposes, including for the purposes of this Plan of Arrangement and the Tax Act (and the analogous provisions of any provincial tax laws), to have transferred all of such Eligible Shareholder's Company Shares to the Purchaser as a single transaction for consideration consisting of the combination of the aggregate Cash Consideration and Share Consideration received by such Eligible Shareholder under this Plan of Arrangement.

(b) An Eligible Shareholder shall be entitled to make an income tax election pursuant to subsection 85(1) of the Tax Act, or subsection 85(2) of the Tax Act if such beneficial owner is a partnership, (and in each case, where applicable, the analogous provisions of provincial income tax law) with respect to the transfer of its Company Shares to the Purchaser and receipt of the Consideration Shares and Cash Consideration by providing two signed copies of the necessary prescribed election form(s) to the Purchaser (in the manner described in the Company Circular) no later than (i) if the Effective Date occurs on or before December 31, 2023, March 1, 2024; or (ii) if the Effective Date occurs after December 31, 2023, 90 days following the Effective Date, duly completed with the details of the number of Company Shares transferred and the applicable agreed amounts for the purposes of such elections. Thereafter, subject to the election forms being correct and complete and complying with the provisions of the Tax Act (and applicable provincial income tax law), the forms will be signed by the Purchaser and returned to such Eligible Shareholder by the earlier of (i) if the Effective Date occurs on or before December 31, 2023 and the forms are received by the Purchaser by March 1, 2024, April 15, 2024 and (ii) 60 days after the receipt thereof by the Purchaser for filing with the Canada Revenue Agency (or the applicable provincial taxing authority) by such Eligible Shareholder. The Purchaser will not be responsible for the proper completion of any election form and, except for the Purchaser's obligation to return (within the time period described above) duly completed election forms which are received by the Purchaser within 90 days of the Effective Date, the Purchaser will not be responsible for any taxes, interest or penalties resulting from the failure by an Eligible Shareholder to properly complete or file the election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, the Purchaser may choose to sign and return an election form received more than 90 days following the Effective Date, but the Purchaser will have no obligation to do so.

3.3 Securities Registers

Upon the transfer of a Company Share (or a fraction of a Company Share) to the Purchaser pursuant to Section 3.1:

(a) the holder of such Company Share (or such fraction of a Company Share) shall cease to be the holder thereof and to have any rights as a holder of such Company Share (or such fraction of a Company Share) other than the right to receive the consideration for such Company Share (or such fraction of a Company Share) in accordance with this Plan of Arrangement;

(b) such holder's name shall, in respect of such Company Share (or such fraction of a Company Share), be removed from the register of holders of Company Shares maintained by or on behalf of the Company;

(c) the Purchaser shall be deemed to be the transferee of such Company Share (or such fraction of a Company Share) free and clear of all Liens and shall, in respect of each such Company Share (or each such fraction of a Company Share), be entered into the register of holders of Company Shares maintained by or on behalf of the Company; and

(d) where the consideration for such Company Share (or such fraction of a Company Share) includes Consideration Shares, the Purchaser shall allot and issue to such holder the Consideration Shares issuable to such holder on the basis set forth in Section 3.1 and the name of such holder shall be added to the register of holders of Consideration Shares.

3.4 Fractional Shares

Notwithstanding anything contained herein, no fractional Consideration Shares shall be issued under this Plan of Arrangement. Where the aggregate number of the Consideration Shares issuable to a former Company Securityholder would result in a fraction of a Consideration Share being issuable, such former Company Securityholder shall receive, in lieu of such fractional share, the nearest whole number of Consideration Shares, as applicable. For greater certainty where such fractional interest is greater than or equal to 0.5, the number of Consideration Shares to be issued shall be rounded up to the nearest whole number and where such fractional interest is less than 0.5, the number of Consideration Shares to be issued shall be rounded down to the nearest whole number. In calculating such fractional interests, all former Company Shares registered in the name of such former Company Securityholder shall be aggregated without regard to any underlying beneficial ownership of such former Company Shares.

3.5 Rounding of Cash Consideration

Notwithstanding anything contained herein, if the aggregate cash amount which a Company Securityholder is entitled to receive pursuant to this Plan of Arrangement would otherwise include a fraction of $0.01, then the aggregate cash amount to which such Company Securityholder is entitled to receive shall be rounded down to the nearest whole $0.01.

3.6 Paramountcy

From and after the Effective Time:

(a) this Plan of Arrangement shall take precedence and priority over any and all rights related to Incentive Awards that are issued and outstanding immediately prior to the Effective Time and the terms and conditions thereof, including the terms and conditions of the Incentive Plans and any agreement, certificate or other instrument granting or confirming the grant of an Incentive Award;

(b) the rights and obligations of the Company, the Purchaser, the Depositary, the Company Securityholders (including the Dissenting Shareholders) and any trustee, transfer agent or other depositary therefor, shall be solely as provided for in this Plan of Arrangement; and

(c) all actions, causes of action, claims or proceedings (actual or contingent, and whether or not previously asserted) based on or in any way relating to any Incentive Awards shall be deemed to have been settled, compromised, released, and determined without liability except as set forth in this Plan of Arrangement.

3.7 U.S. Securities Act Exemption

The Purchaser and the Company agree that this Plan of Arrangement will be carried out with the intention that the Consideration Shares issued pursuant to this Plan of Arrangement will be issued by the Purchaser in reliance on the exemption from the registration requirements of the United States Securities Act of 1933, as provided by section 3(a)(10) thereof, and pursuant to exemptions from registration under any applicable United States securities laws.

ARTICLE 4

DISSENTING SHAREHOLDERS

4.1 Rights of Dissent

Registered Company Shareholders may exercise Dissent Rights with respect to the Company Shares held by such holders in connection with the Arrangement pursuant to and in the manner set forth in section 191 of the ABCA, as modified by the Interim Order and this Section 4.1. Dissenting Shareholders who duly exercise their Dissent Rights shall be deemed to have transferred the Company Shares held by them and in respect of which Dissent Rights have been validly exercised to the Purchaser (free and clear of all Liens) without any further act or formality at the effective time of Section 3.1(a) notwithstanding the provisions of section 191 of the ABCA, and if they:

(a) ultimately are entitled to be paid the fair value for such Company Shares, they (i) shall be deemed not to have participated in the transactions in Article 3 (other than Section 3.1(a)), (ii) shall be paid by the Purchaser the fair value of such Company Shares, which fair value shall be determined as of the close of business on the last Business Day before the Arrangement Resolution was adopted, and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Company Shares; or

(b) ultimately are not entitled, for any reason, to be paid the fair value for such Company Shares, they shall be deemed to have participated in the Arrangement, commencing at the Effective Time, on the same basis as a non-dissenting holder of the Company Shares notwithstanding the provisions of section 191 of the ABCA, and such holder shall receive the Share Consideration for each Share Consideration Company Share and be paid the Cash Consideration for each Cash Consideration Company Share held by such holder on the basis set forth in Section 3.1(h) and Section 3.1(i), respectively.

4.2 Recognition of Dissenting Shareholders

(a) In no circumstances shall the Company, the Purchaser or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Company Shares in respect of which such rights are sought to be exercised. For greater certainty, Incentive Award Holders shall not be entitled to exercise Dissent Rights in respect of their Incentive Awards.

(b) For greater certainty, in no case shall the Company, the Purchaser or any other Person be required to recognize Dissenting Shareholders as holders of the Company Shares in respect of which Dissent Rights have been validly exercised after the effective time of Section 3.1(a) and the names of such holders of the Company Shares shall be deleted from the register of holders of the Company Shares as at the effective time of Section 3.1(a).

4.3 Other Dissent Provisions

(a) In addition to any other restrictions in section 191 of the ABCA, the Company Shareholders who have voted in favour of the Arrangement Resolution shall not be entitled to exercise Dissent Rights.

(b) A Person may only exercise Dissent Rights in respect of all, and not less than all, of such Person's Company Shares.

(c) Notwithstanding subsection 191(5) of the ABCA, the written notice setting forth a registered Company Shareholder's objection to the Arrangement Resolution must be received in accordance with the Interim Order by no later than 5:00 p.m. (Calgary time) on the Business Day which is five Business Days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time).

ARTICLE 5

OUTSTANDING CERTIFICATES AND DELIVERY OF CONSIDERATION

5.1 Deposit of Consideration

The Purchaser shall, following receipt of the Final Order and prior to the filing by the Company of the Articles of Arrangement with the Registrar deposit, or cause to be deposited, with the Depositary: (a) an irrevocable treasury order authorizing the Depositary, as the registrar and transfer agent for the Consideration Shares, to issue certificates representing the aggregate number of Consideration Shares to which the Company Securityholders are entitled in accordance with the terms of the Arrangement; and (b) by way of wire transfer, certified cheque or bank draft, an amount equal to the aggregate amount of the Cash Consideration that the Company Securityholders are entitled to receive in accordance with the terms of the Arrangement.

5.2 Delivery of Consideration to the Company Securityholders

(a) On the Effective Date, upon receipt of the treasury order and the Cash Consideration delivered by the Purchaser pursuant to Section 5.1, the Depositary shall cause one or more certificates representing Consideration Shares and a cheque or wire transfer representing the Cash Consideration that a Company Securityholder has the right to receive under the Arrangement, less any amounts withheld pursuant to Article 6, to be forwarded or delivered to those Company Securityholders who have deposited with the Depositary the certificate(s) for the Company Shares, a duly completed and signed Letter of Transmittal and such documents and instruments as the Depositary may reasonably require.

(b) Any such cheque shall, if elected by the Company Securityholder in the Letter of Transmittal, be held for pick-up at the noted offices of the Depositary and, in the absence of such election, be forwarded by first class mail, postage pre-paid, to the Person at the address specified in the relevant Letter of Transmittal or, if no address has been specified therein, at the address specified for the particular Company Securityholder in the register of Company Shareholders, as applicable.

(c) The cash deposited with the Depositary shall be held in an interest-bearing account, and any interest earned on such funds shall be for the account of the Purchaser or the Company, as applicable.

(d) The Company shall satisfy the cash payments required to be paid to the former Incentive Awardholders pursuant to Sections 3.1(c)(i)(A), 3.1(d)(i)(A) and 3.1(e)(i)(A) by way of remittance, in accordance with the ordinary payroll practices of the Company, of such cash payments to the applicable taxing authority as required by applicable Law on account of the taxes and other amounts required to be remitted by the Company to a taxing authority in respect of the surrender of the Incentive Awards. Any such amounts shall be treated for all purposes as having been paid to the former Incentive Award Holder in respect of which such remittance was made, provided that such amounts are actually remitted to the appropriate taxing authority.

(e) The Depositary shall register the Consideration Shares in the name of each Company Securityholder entitled thereto or as otherwise instructed in the Letter of Transmittal deposited by such Company Securityholder and shall deliver such Consideration Shares in accordance with this Section 5.2.

5.3 Rights of Holders

Until a Company Securityholder deposits the certificates for Company Shares (other than Company Shares received upon the exercise or surrender of Incentive Awards pursuant to Sections 3.1(b), 3.1(c), 3.1(d) or 3.1(e)), the duly completed and signed Letter of Transmittal and the documents and instruments reasonably required by the Depositary in accordance with Section 5.2, each certificate that immediately prior to the Effective Time represented the Company Shares shall be deemed after the Effective Time to represent only the right to receive, upon such deposit, the aggregate Cash Consideration and Share Consideration to which such former holder of the Company Shares is entitled under the Arrangement and this Plan of Arrangement or, as to those certificates held by Dissenting Shareholders, other than those Dissenting Shareholders deemed to have participated in the Arrangement pursuant to Section 4.1(b), the right to receive the fair value of the Company Shares represented by such certificates as set out in Article 4.

5.4 Lost Certificates

If any certificate which, immediately prior to the Effective Time, represented an interest in one or more outstanding Company Shares that were transferred, exchanged or cancelled pursuant to Section 3.1 has been lost, stolen or destroyed, upon satisfying such reasonable requirements as may be imposed by the Purchaser and the Depositary in relation to the issuance of replacement share certificates, the Depositary will issue and deliver in exchange for such lost, stolen or destroyed certificate the aggregate Cash Consideration and Share Consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement, deliverable in accordance with such holder's Letter of Transmittal. The Person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to the Purchaser, the Company and the Depositary, which bond is in form and substance satisfactory to the Purchaser, the Company and the Depositary, each acting reasonably, in the amount that the Purchaser shall direct or shall otherwise indemnify the Purchaser, the Company and the Depositary to the reasonable satisfaction of such parties, against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

5.5 Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to the Consideration Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Company Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.3 or Section 5.4. Subject to applicable Law, at the time of such compliance, there shall, in addition to the delivery of a certificate representing the Consideration Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Consideration Shares.

5.6 Termination of Rights

Subject to applicable Laws relating to unclaimed property, any certificate formerly representing the Company Shares that is not deposited with all other documents as required by this Plan of Arrangement, or any payment made by way of cheque from the Depositary pursuant to this Plan of Arrangement that has been returned to the Depositary or that otherwise remains unclaimed on or before the day prior to the third anniversary of the Effective Date shall cease to represent a right or interest of or a claim by any former Company Shareholder of any kind or nature against the Purchaser or the Company. On such date, the aggregate Cash Consideration and Share Consideration to which the former holder of the certificate referred to in the preceding sentence was ultimately entitled, or the claim to payment hereunder that remains outstanding, as the case may be, shall be deemed to have been surrendered and forfeited to the Purchaser, together with all entitlements to dividends or distributions thereon held for such former registered holder, for no consideration, and such shares and rights shall thereupon terminate and be cancelled and the name of the former registered holder shall be removed from the register of holders of such shares.

5.7 No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of all Liens or other claims of third parties of any kind.

5.8 Reference to Certificate

For the purposes of this Article 5, any reference to a "certificate" shall include evidence of registered ownership of the Company Shares or Consideration Shares in an electronic book-entry system or direct registration system maintained by the registrar and transfer agent of the Company Shares or the Consideration Shares, as the case may be, and the provisions of this Article 5 shall be read and construed (and where applicable, modified) to give effect to such interpretation.

ARTICLE 6

WITHHOLDING TAXES

6.1 The Purchaser, the Company and the Depositary shall be entitled to deduct and withhold from any consideration otherwise payable to any former Company Shareholder or former Incentive Award Holder under this Plan of Arrangement, including from any amount payable to any Dissenting Shareholder or any dividend or other distribution payable pursuant to Section 5.5 as the case may be, such amounts as the Purchaser, the Company or the Depositary is required to deduct and withhold from such consideration in accordance with the Tax Act, the U.S. Tax Code or any other provision of any applicable Law (it being understood and agreed that withholdings under section 116 of the Tax Act should not apply to any Company Shares or Incentive Awards that are not taxable Canadian property or are excluded property for the purposes of the Tax Act). Any such amounts shall be deducted and withheld from the consideration payable pursuant to this Plan of Arrangement and shall be treated for all purposes as having been paid to the former Company Shareholder or former Incentive Award Holder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. The Purchaser, the Company and the Depositary are hereby authorized to sell or otherwise dispose of such portion of the Consideration Shares otherwise issuable to the holder as is necessary to provide sufficient funds to the Purchaser, the Company or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and the Purchaser, the Company or the Depositary shall notify the holder thereof and remit the applicable portion of the net proceeds of such sale to the appropriate taxing authority and shall remit to such holder any unapplied balance of the proceeds of such sale (after deducting applicable sale commissions and any other reasonable expenses relating thereto). To the extent that Consideration Shares are so sold or disposed of, such withheld amounts, or such shares so sold or disposed of, shall be treated for all purposes as having been issued to the holder in respect of which such sale or disposition was made, provided that such net proceeds of such sale or disposition, as the case may be, are actually remitted to the appropriate taxing authority. The Purchaser, the Company and the Depositary shall not be obligated to seek or obtain a minimum price for any of the Consideration Shares sold or disposed of by it, nor shall the Purchaser, the Company or the Depositary be liable for any loss arising out of any such sale or disposition.

ARTICLE 7

AMENDMENTS

7.1 Amendment of this Plan of Arrangement

(a) The Company and the Purchaser may amend, modify or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification or supplement must be: (i) set out in writing; (ii) approved by the Company and the Purchaser, each acting reasonably; (iii) filed with the Court and, if made following the Company Meeting, approved by the Court; and (iv) communicated to the Company Securityholders if and as required by the Court.

(b) Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company or the Purchaser at any time prior to or at the Company Meeting (provided that the other party shall have consented thereto in writing, acting reasonably) with or without any other prior notice or communication and, if so proposed and accepted by the Persons voting at the Company Meeting (other than as may be required by the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c) Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only: (i) if it is consented to in writing by each of the Company and the Purchaser (in each case, acting reasonably); and (ii) if required by the Court, it is consented to by some or all of the Company Securityholders voting in the manner directed by the Court.

(d) This Plan of Arrangement may be amended, modified or supplemented following the Effective Time unilaterally by the Purchaser, provided that it concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former holder of Company Shares or Incentive Awards.

Appendix B

ARRANGEMENT RESOLUTION

"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the arrangement (the "Arrangement") under section 193 of the Business Corporations Act (Alberta) (the "ABCA") involving Hammerhead Energy Inc, ("Hammerhead"), Crescent Point Energy Corp. ("Crescent Point") and the shareholders of Hammerhead (the "Shareholders"), as more particularly described and set forth in the management information circular and proxy statement dated November [•], 2023 of Hammerhead accompanying the notice of meeting, as the Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted;

2. the plan of arrangement (the "Plan of Arrangement") involving Hammerhead, Crescent Point and the Shareholders, the full text of which is set out as Appendix A to the arrangement agreement dated November 6, 2023 between Hammerhead and Crescent Point (the "Arrangement Agreement"), as may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted;

3. notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the Shareholders or that the Arrangement has been approved by the Court of King's Bench of Alberta, the directors of Hammerhead are hereby authorized and empowered without further notice to or approval of the Shareholders: (i) to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement;

4. the Arrangement Agreement, the actions of the directors of Hammerhead in approving the Arrangement Agreement, and the actions of the directors and officers of Hammerhead in executing and delivering the Arrangement Agreement and any amendments thereto in accordance with its terms are hereby ratified, approved and confirmed in all respects;

5. any one director or officer of Hammerhead be and is hereby authorized and directed for and on behalf of Hammerhead to execute, under the corporate seal of Hammerhead or otherwise, and to deliver to the Registrar under the ABCA for filing articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement; and

6. any one director or officer of Hammerhead be and is hereby authorized and directed for, on behalf of, and in the name of Hammerhead to execute or cause to be executed, under the corporate seal of Hammerhead or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing."

B-1

Appendix C

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

1 Incorporation and Corporate Power

The Company is a corporation existing under the laws of the Province of Alberta and has the corporate power and capacity to own and operate its property and assets, carry on its business as now conducted, and to own, lease and operate its assets and properties, and enter into and perform its obligations under this Agreement.

2 Incorporation and Corporate Power of Subsidiaries

The only Subsidiary of the Company is Hammerhead Resources ULC ("HULC"). HULC is a corporation existing under the laws of the Province of Alberta and has the corporate power and capacity to own and operate its property and assets, carry on its business as now conducted, and to own, lease and operate its assets and properties, and enter into and perform its obligations under this Agreement

3 Corporate Authorizations

The execution and delivery of this Agreement, the performance by the Company of its obligations under this Agreement and the completion of the Arrangement and the other transactions contemplated under this Agreement, (a) have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the completion of the Arrangement or the other transactions contemplated under this Agreement other than the approval of the Arrangement Resolution by the Company Shareholders, the Interim Order, the Final Order and approval by the Company Board of the Company Circular, and (b) do not (or would not with the giving of notice, the passage of time or the happening of any other event or circumstance) result in a breach or a violation of, or conflict with, or allow any other Person to exercise any rights under, any of the Company Constating Documents or the organizational documents of any Subsidiary of the Company.

4 Board Approval

On the date hereof, the Company Board, after consultation with its financial advisor and outside legal counsel, and upon the recommendation of the Company Special Committee, has:

(a) determined that the Arrangement is fair to the Company Shareholders and is in the best interests of the Company;

(b) resolved to unanimously recommend that the Company Shareholders vote in favour of the Arrangement Resolution; and

(c) authorized the entering into of this Agreement and the performance by the Company of its obligations hereunder, and no action has been taken to amend or supersede such determinations, resolutions or authorizations.

5 No Conflict with Authorizations, Laws, etc.

The execution and delivery of this Agreement by the Company, the performance of its obligations under this Agreement and the completion of the Arrangement and the other transactions contemplated under this Agreement do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(a) result in a breach or a violation of, conflict with, or cause the termination or revocation of, any Authorization held by the Company or any of its Subsidiaries or necessary to the ownership of the Company Shares, the use of the assets of the Company or any of its Subsidiaries or the operation of its business;

(b) result in or require the creation of any Lien upon any of the Company Shares or any of the properties or assets of the Company or any of its Subsidiaries;

(c) result in a breach or a violation of, or conflict with, any Order of any Governmental Authority; or

(d) subject to the receipt of the Competition Act Approval, the Interim Order, the Final Order, the Exchange Approvals and compliance with Securities Laws and U.S. Securities Laws, result in a breach or a violation of, or conflict with, any applicable Law, except, in each case, as would not, individually or in the aggregate, have a Company Material Adverse Effect.

6 Regulatory Approvals

The execution and delivery of this Agreement by the Company, the performance of its and each of its Subsidiaries' obligations under this Agreement and the completion of the Arrangement and the other transactions contemplated under this Agreement do not require any Regulatory Approval or other action by or in respect of, or filing with, or notification to, any Governmental Authority by the Company or any of its Subsidiaries other than:

(a) the Interim Order and the Final Order;

(b) the filing of the Articles of Arrangement and the receipt of the Certificate of Arrangement;

(c) customary filings with the Securities Regulatory Authorities and the TSX, NYSE and the NASDAQ;

(d) the Competition Act Approval; and

(e) the Exchange Approvals.

7 Consents

Except as set forth in Section 7 of the Company Disclosure Letter, the execution and delivery of this Agreement by the Company, the performance of its and each of its Subsidiaries obligations under this Agreement and the completion of the Arrangement and the other transactions contemplated under this Agreement do not require any consent, waiver, permit, exemption, Order, approval, agreement, amendment or confirmation of any third party, other than any Governmental Authority, that is necessary to be obtained under any Material Contract in connection with the Arrangement or required in order to maintain any Material Contract in full force and effect following completion of the Arrangement.

8 No Conflict with Material Contracts

The execution and delivery of this Agreement by the Company, the performance of its obligations under this Agreement and the completion of the Arrangement and the other transactions contemplated under this Agreement do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(a) result in a breach or a violation of, or conflict with, any Material Contract; or

(b) result in or give any Person the right to seek, or to cause:

(i) the termination, cancellation, amendment or renegotiation of any Material Contract;

(ii) the enforcement of any right or remedy against the Company or any of its Subsidiaries;

(iii) the payment of any amount by, or the acceleration of any debt or other similar obligation of, the Company or any of its Subsidiaries; or

(iv) the forfeiture or other loss, in whole or in part, of any benefit which would otherwise accrue to the Company or any of its Subsidiaries (including by triggering any right of first refusal or first offer, change in control provision or other restriction or limitation), except, in each case, as would not, individually or in the aggregate, have a Company Material Adverse Effect.

9 Execution and Binding Obligation

This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding agreement of the Company enforceable against it in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

10 Capitalization

(a) The authorized capital of the Company consists of an unlimited number of Company Shares and Preferred Shares. As of the date of this Agreement, there were 95,884,002 Company Shares and nil Preferred Shares issued and outstanding. All of the issued and outstanding Company Shares have been duly authorized and validly issued and are fully paid and non-assessable.

(b) As of the date of this Agreement, there were 4,908,385 Legacy RSUs, 617,956 Legacy Options, no Company Options and 1,934,818 Equity Incentive Awards designated as "Restricted Share Awards" issued and outstanding, and there are no other Incentive Awards issued and outstanding pursuant to any of the Incentive Plans. Section 10 of the Company Disclosure Letter contains a complete and accurate list of the outstanding Legacy RSUs, Legacy Options and Equity Incentive Awards as of the date hereof with details regarding the exercise price and the vesting terms of such securities. All of the outstanding Legacy RSUs, Legacy Options and Equity Incentive Awards have been duly authorized by the Company Board (or a duly authorized committee thereof) and issued in compliance with applicable Law and the terms of the Legacy RSUs, the Legacy Share Option Plan and the Equity Incentive Award Plan.

(c) The Company has provided the Purchaser with true and complete copies of each of the Incentive Plans and all related agreements and certificates under which any outstanding Legacy RSUs, Legacy Options or Equity Incentive Awards have been granted or issued.

(d) All outstanding Incentive Awards have been recorded in the Company's most recent unaudited consolidated interim financial statements (including any of the notes or schedules thereto) included in the Company Filings, in accordance with IFRS and no such grants involved any "back dating", "forward dating", "spring loading" or similar concept.

(e) Except for outstanding Incentive Awards set forth in Section 10 of the Company Disclosure Letter, there are no issued, outstanding or authorized options, equity-based awards, warrants, calls, conversion, pre-emptive, redemption, repurchase, stock appreciation, subscription or other rights, or any other agreements, arrangements, understandings, instruments or commitments of any kind that obligate the Company or any of its Subsidiaries to, directly or indirectly, issue or sell any, or create any additional classes of, securities of the Company or any of its Subsidiaries, or give any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries.

(f) There are no outstanding contractual or other obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any securities of the Company or any of its Subsidiaries or, other than as set forth in Section 10 of the Company Disclosure Letter, to qualify securities for public distribution in Canada, the United States or elsewhere.

(g) All dividends or distributions on the securities of the Company or any of its Subsidiaries that have been declared or authorized have been paid in full.

11 Company Subsidiaries

(a) Other than HULC, the Company has no direct or indirect Subsidiaries nor does it own any direct or indirect equity or voting interest of any kind in any Person.

(b) The Company, directly or indirectly, owns all of the issued and outstanding shares and other interests of HULC, free and clear of all Liens (other than Permitted Liens) and all of the issued and outstanding shares or interests directly or indirectly owned by the Company have been duly authorized and validly issued and are fully paid and non-assessable shares or interests, and no such shares or interests have been issued in violation of any pre- emptive or similar rights.

(c) There are no Contracts, arrangements or restrictions that require HULC to issue, sell or deliver any shares or other interests, or any securities convertible into or exchangeable for, any shares or other interests.

12 Qualification

The Company is and each of its Subsidiaries are duly qualified to carry on business and are in good standing in each jurisdiction in which the character of their assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities, makes such qualification necessary, except where the failure to be in good standing would not, individually or in the aggregate, have a Company Material Adverse Effect.

13 Shareholders' and Similar Agreements

Except as set forth in Section 13 of the Company Disclosure Letter, the Company is not and none of its Subsidiaries are a party to any unanimous shareholders agreement, shareholder agreement, pooling, voting or other similar arrangement or agreement relating to the ownership or voting of any securities of the Company or any of its Subsidiaries, or pursuant to which any Person may have any right or claim in connection with any existing or past equity interest in the Company or any of its Subsidiaries. There are no irrevocable proxies or voting agreements with respect to any securities issued by the Company or any of its Subsidiaries other than the Voting Agreements.

14 Securities Law Matters

(a) The Company is a reporting issuer under applicable Securities Laws in the Provinces of Alberta and Ontario. The Company Shares are listed and posted for trading on the TSX and the NASDAQ and are not listed on any other market.

(b) The Company is not in default of any material requirements of any Securities Laws or the applicable listing and corporate governance rules and regulations of the TSX or the

NASDAQ.

(c) The Company has not taken any action to cease to be a reporting issuer in the Province of Alberta or Ontario nor has the Company received notification from any Securities Regulatory Authority seeking to revoke the reporting issuer status of the Company.

(d) No Proceeding or Order for the delisting, suspension of trading, or cease trade or other Order or restriction with respect to any securities of the Company is in effect or pending or, to the knowledge of the Company, has been threatened or is expected to be implemented or undertaken.

15 Public Disclosure

The Company has timely filed with the Securities Regulatory Authorities all forms, reports, schedules, statements, and other documents required to be filed under applicable Securities Laws since February 24, 2023. The documents comprising the Company Filings, as of their respective dates (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such subsequent filing), complied as filed in all material respects with applicable Law and did not contain any Misrepresentation. The Company has not filed any confidential material change report with any Securities Regulatory Authority which, at the date of this Agreement, remains confidential. There are no outstanding or unresolved comments in comment letters from any Securities Regulatory Authority with respect to any of the Company Filings. The Company is not and none of its Subsidiaries are subject to any ongoing Proceeding by any Securities Regulatory Authority and, to the knowledge of the Company, no such Proceeding is threatened.

16 U.S. Securities Law Matters

The Company is not required to register as an investment company under the U.S. Investment Company Act of 1940. The Company is a "foreign private issuer" (as such term is defined in Rule 3b-4 under the U.S. Exchange Act).

17 Transfer Agent

Computershare Trust Company of Canada has been duly appointed by the Company as the registrar and transfer agent for the Company Shares.

18 Financial Statements and Records

(a) The Company Annual Financial Statements (including any of the notes or schedules thereto, the auditor's report thereon and the related management's discussion and analysis) and unaudited consolidated interim financial statements (including any of the notes or schedules thereto and the related management's discussion and analysis) included in the Company Filings:

(i) were prepared in accordance with IFRS, consistently applied throughout the periods referred to therein (except as expressly set forth in the notes thereto); and

(ii) fairly present, in all material respects, the assets, liabilities, consolidated financial position, results of operations and cash flows of the Hammerhead Resources and its Subsidiaries (in respect of the Company Annual Financial Statements) and the Company and its Subsidiaries (in respect of the unaudited consolidated interim financial statements) as of their respective dates and for the periods covered by such financial statements, and there have been no changes in accounting methods, policies or practices of the Company or any of its Subsidiaries since June 30, 2023 (except, in each case, as expressly set forth in the notes to such financial statements); and

(b) The Company does not intend to correct or restate, nor, to the knowledge of the Company as of the date hereof, is there any basis for any correction or restatement of, any aspect of the Company's financial statements referred to in this Section 18; and

(c) The financial books, records and accounts of the Company and each of its Subsidiaries:

(i) have been maintained, in all material respects, in accordance with applicable Law and IFRS;

(ii) accurately and fairly reflect the material transactions, acquisitions and dispositions of the Company and HULC; and

(iii) except as disclosed in Section 18 of the Company Disclosure Letter, accurately and fairly reflect the basis of the Company's financial statements.

19 Disclosure Controls and Internal Controls over Financial Reporting

(a) The Company has established and maintains "disclosure controls and procedures" (as such term is defined in NI 52-109) to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under Securities Laws is recorded, processed, summarized and reported within the time periods specified in the Securities Laws. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under Securities Laws is accumulated and communicated to the Company's management, including its chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b) The Company has established and maintains a system of "internal control over financial reporting" (as such term is defined in NI 52-109) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

(c) To the knowledge of the Company, there is no "material weakness" (as such term is defined in NI 52-109) relating to the operating effectiveness of the Company's internal control over financial reporting as at September 30, 2023. To the knowledge of the Company, since December 31, 2022, neither the Company nor any of its Subsidiaries has received or otherwise obtained knowledge of any Proceeding regarding accounting, internal accounting controls or auditing matters, including any Proceeding alleging that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, or any expression of concern from its Representatives regarding questionable accounting or auditing matters.

(d) Since December 31, 2022, none of the Company or any of its Subsidiaries, or any of its or their respective directors and officers, has received or otherwise obtained knowledge of: (i) any complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, or (ii) any expression of concern regarding questionable accounting or auditing matters.

20 Auditors

The auditors of the Company are independent public accountants as required by applicable Law and there has not been any "reportable event" (as such term is defined in section 4.11(1) of NI 51- 102) with the present or any former auditor of the Company.

21 Audit Committee

The audit committee of the Company is comprised and operates in accordance with the requirements of NI 52-110.

22 Corporate Records

Except as set forth in Section 22 of the Company Disclosure Letter, the corporate minute books of the Company and each of its Subsidiaries contain the minutes of all meetings and resolutions of the boards of directors and each committee thereof and since January 1, 2022 have been maintained in accordance with applicable Law and are complete and accurate in all material respects. Copies of the minutes of all meetings and resolutions of the boards of directors and each committee thereof of the Company and HULC since January 1, 2022 have been provided to Representatives of the Purchaser and are true, correct and complete in all material respects (other than as disclosed in Section 22 of the Company Disclosure Letter and those portions of minutes of the Company Board and any committee thereof relating to this Agreement and the transactions contemplated by this Agreement).

23 No Undisclosed Liabilities

There are no material liabilities or obligations of the Company or any of its Subsidiaries of any nature, whether accrued, contingent, absolute, determined, determinable, matured, unmatured or otherwise, other than liabilities or obligations:

(a) disclosed in the unaudited consolidated financial statements of the Company as at and for the three and six months ended June 30, 2023 (including any notes or schedules thereto and the related management's discussion and analysis) included in the Company Filings;

(b) incurred in the Ordinary Course since June 30, 2023; or

(c) incurred in connection with this Agreement or the transactions contemplated under this Agreement.

The Company is not and none of Subsidiaries is a party to, or has any commitment to become a party to, any off-balance sheet Contract, arrangement or understanding (including any Contract, arrangement or understanding between the Company or any of its Subsidiaries, on the one hand, and any unconsolidated entity, including any structured finance, special purpose or limited purpose entity or Person, on the other hand) or any other "off-balance sheet arrangements" (as such term is defined in the instructions contained in Form 51-102F1 - Management's Discussion & Analysis).

24 Absence of Certain Changes or Events

Except as disclosed in the Company Filings, since December 31, 2022:

(a) other than the transactions contemplated in this Agreement, the business of the Company and its Subsidiaries has been conducted in the Ordinary Course; and

(b) there has not occurred a Company Material Adverse Effect.

25 Related Party Transactions

The Company is not and none of its Subsidiaries are indebted to any director, officer, employee or agent of, or independent contractor to, the Company or any of its Subsidiaries or any of their respective Affiliates or associates (except for amounts due in the Ordinary Course as salaries, bonuses, directors' fees or the reimbursement of Ordinary Course expenses). Except as set forth in Section 25 of the Company Disclosure Letter, there are no Contracts (other than employment arrangements) with, or advances, loans, guarantees, liabilities or other obligations to, on behalf or for the benefit of, any shareholder, officer or director of the Company or any of its Subsidiaries, or any of their respective Affiliates or associates.

26 Compliance with Law

Except as disclosed in Section 26 of the Company Disclosure Letter, the Company is and each of its Subsidiaries are, and since January 1, 2022 have been, in compliance with applicable Law in all material respects. The Company is not and none of its Subsidiaries are under any investigation with respect to, have been convicted, charged or to the knowledge of the Company threatened to be charged with, or have received notice of, any violation or potential violation of any Law or any notice of any investigation with respect to any violation of any Law from any Governmental Authority.

27 Restrictions on Conduct of Business

Except in respect of the Marketing and Midstream Agreements, the Company is not and none of its Subsidiaries are a party to, or bound by, any non-competition agreement or any other Contract or any Order or Authorization which purports to:

(a) materially limit the manner or the location in which the Company or any of its Subsidiaries may conduct any line of business;

(b) materially limit any business practice of the Company or any of its Subsidiaries; or

(c) materially restrict any acquisition or disposition of any assets or property by the Company or any of its Subsidiaries.

28 Business Authorizations

The Company and its Subsidiaries hold, possess and lawfully use in the operation of the Business, all material Authorizations which are necessary for them to conduct the Business and for the ownership and use of the property and assets used by the Company or any of its Subsidiaries (a "Material Authorization"). Each Material Authorization is valid, subsisting and in good standing. Neither the Company nor any of its Subsidiaries are in default or breach of any Material Authorization and no Proceedings are pending or, to the knowledge of the Company, threatened to revoke or limit any Material Authorization. All Material Authorizations are renewable by their terms or in the Ordinary Course without the need for the Company or any of its Subsidiaries to comply with any special rules or procedures, agree to any materially different terms or conditions or pay any amounts other than routine filing fees. The Company is not aware of any fact or circumstances in existence that may result in any Material Authorizations which may be required in the future not being granted in the Ordinary Course.

29 Sufficiency of Assets

The Company and its Subsidiaries hold all material rights, assets and property necessary for the conduct of the Business after the Effective Time substantially in the same manner as it was conducted prior to the Effective Time.

30 No Options, etc.

Except for those preferential rights disclosed in the mineral property reports contained in the Data Room and in the Midstream Marketing Agreements, no Person has any written agreement, option, understanding or commitment, or any right or privilege (whether by law, contractual or otherwise) capable of becoming such, for the purchase or other acquisition from the Company or any of its Subsidiaries of any of their assets other than pursuant to purchase orders for inventory sold in the Ordinary Course.

31 Owned Real Property

Neither the Company nor its Subsidiaries, as applicable, are the registered or beneficial owners of any fee simple interest in real property.

32 Leases and Leased Real Property

(a) Section 32 of the Company Disclosure Letter sets out a complete and accurate list of all leased real property used by the Company (the "Leased Real Property"), and for greater certainty, does not include the Company Interests. The Company is not and none of its Subsidiaries are a party to, or under any agreement to become a party to, any real or immovable property lease other than the Leases. Each Lease is in good standing, creates a good and valid leasehold estate in favour of the Company or any one or more of its Subsidiaries in the Leased Real Properties thereby demised and is in full force and effect. With respect to each Lease where the Company or any of its Subsidiaries is a tenant:

(i) all rents, additional rent and other amounts payable by the tenant under each of the Leases have been paid;

(ii) no waiver, indulgence or postponement of any obligations of the Company or any of its Subsidiaries has been granted by the lessor;

(iii) neither the Company nor any of its Subsidiaries has received a notice to terminate any Lease and to the knowledge of the Company, there exists no event of default or event, occurrence, condition or act which, with the giving of notice, the passage of time or the happening of any other event or circumstance, would become a default under the Lease or, save and except as provided for in the Leases, give rise to a right of amendment, cancellation or termination of the Lease;

(iv) except as set forth in Section 32 of the Company Disclosure Letter, all landlord contributions to tenant improvements under the Leases with respect to the Leased Real Properties have been paid in full or have been fully accrued in the Company Annual Financial Statements;

(v) except as set forth in Section 32 of the Company Disclosure Letter, all improvements and alterations required to be made to the Leased Real Properties by the Company or any one or more of its Subsidiaries pursuant to the terms of the Leases have been completed in all material respects, and none of the Leased Real Properties are currently under construction or renovation;

(vi) except as set forth in Section 32 of the Company Disclosure Letter, no consent is required to be obtained by the Company or any of its Subsidiaries, nor is any notice required to be given by the Company or any of its Subsidiaries under any Lease in connection with the completion of the transactions contemplated by this Agreement; and

(vii) to the knowledge of the Company, all of the covenants to be performed by any landlord party under the Leases have been fully performed.

(b) Section 32 of the Company Disclosure Letter contains a complete and accurate list of all of the Leases including, without limitation, any amendments, modifications, extensions, renewals and supplements of the Leases, and sets out, in respect of each Lease, the identity of the lessor and the tenant, a description of the leased premises (by municipal address and proper legal description), the term of the Lease, and the basic rental payments under the Lease. True, correct and complete copies of all Leases have been provided to the Purchaser. Except as set forth in Section 32 of the Company Disclosure Letter, there are no amendments, modifications, extensions, renewals and supplements to any Lease contemplated or under negotiation.

(c) All of the Leased Real Properties and the improvements and fixtures thereon (collectively, the "Leased Structures") are adequate and suitable for the purpose for which they are presently being used by the Company and its Subsidiaries, as applicable. None of the Leased Real Properties nor any of the Leased Structures, nor their use, operation or maintenance for the purpose of carrying on the Business, violate any applicable Law.

33 Material Contracts

(a) Section 33 of the Company Disclosure Letter sets out a complete and accurate list of all Material Contracts as of the date hereof and true, correct and complete copies of all Material Contracts as of the date hereof (including all amendments, assignments and supplements thereto) have been provided in the Data Room or delivered to the Purchaser or its Representatives prior to the date hereof.

(b) The Company has and each of its Subsidiaries, as applicable, have performed in all material respects and in a timely manner all of the obligations required to be performed by them and are entitled to all benefits thereunder, and neither the Company nor any of the Subsidiaries have received notice of any default thereunder.

(c) Each Material Contract is legal, valid and binding and in full force and effect and is enforceable against and by, the Company and each of its Subsidiaries that are parties thereto, in accordance with its terms subject to any limitation under bankruptcy, insolvency or other Law affecting the enforcement of creditors' rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(d) There exists no default or event of default or event, occurrence, condition or act which is material and, with the giving of notice, the lapse of time or the happening of any other event or circumstance, would become a material breach of, or material default or event of default under, or a material violation of any Material Contract.

(e) Neither the Company nor any of its Subsidiaries have received any notice that any party to a Material Contract intends to cancel, terminate or otherwise adversely modify or not renew its relationship with the Company or any of its Subsidiaries and, to the knowledge of the Company, no such action has been threatened.

34 Intellectual Property

(a) There are no:

(i) patents, patent applications, registered trademarks, trademark applications, copyright registrations or copyright applications, or inventions or trade secrets comprising IP Rights owned by the Company or any of its Subsidiaries; or

(ii) licences or similar agreements or arrangements to which Company or any of its Subsidiaries is a party, either as licencee or licensor in respect of IP Rights which are material to the conduct of the Business.

(b) The Company is or one or more of its Subsidiaries are, the exclusive owners of all right, title and interest in and to, or possesses the right to use, the IP Rights used by the Company in the conduct of the Business, free and clear of all Liens other than Permitted Liens. The Company is not and none of its Subsidiaries are bound by, and no owned IP Rights of the Company or any of its Subsidiaries are subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of the Company or any of its Subsidiaries to use, exploit, assert, or enforce any such IP Rights of the Company or any of its Subsidiaries anywhere in the world.

(c) None of the IP Rights of the Company and each of its Subsidiaries has been adjudged invalid or unenforceable.

(d) In the past three years, the Company has not, and none of its Subsidiaries have, received any written notice of any alleged infringement or misappropriation from any Person with respect to the IP Rights of the Company or any of its Subsidiaries. During such period, to the Company's knowledge, the Company has not, and none of its Subsidiaries have, infringed and are not currently infringing on the IP Rights of any other Person. No Person is infringing or, to the knowledge of the Company is threatening to infringe, upon or otherwise violate, any of the IP Rights of the Company or any of its Subsidiaries. There are no licences or similar Contracts in respect of IP Rights which are material to the conduct of the Business and as such, there are no disagreements, disputes or otherwise any outstanding royalties to be paid in respect of same.

(e) The Company has and each of its Subsidiaries have the full right and authority to use, and to continue to use after the Effective Time, their IP Rights in connection with the conduct of the Business in the manner presently conducted. The IP Rights of the Company and its Subsidiaries are sufficient to conduct the Business as presently conducted. All licences to which the Company or any of its Subsidiaries is a party relating to IP Rights are in good standing, binding and enforceable in accordance with their respective terms and no default exists on the part of the Company or any of its Subsidiaries thereunder and no royalty or other fee is required to be paid by the Company or any of its Subsidiaries to any Person, other than the respective licensors of such IP Rights, where applicable, in respect of the use of any such IP Rights.

(f) All of the IP Rights of the Company or any of its Subsidiaries developed or created by employees, consultants or contractors of the Company or any of its Subsidiaries has properly vested to the exclusive benefit of the Company or a Subsidiary of the Company, as the case may be. No current or former shareholder, officer, director, employee, consultant or contractor of the Company or any of its Subsidiaries has any claim, right (whether or not currently exercisable), or interest to or in any IP Rights of the Company or any of its Subsidiaries.

(g) With the exception of applications and registrations abandoned in the Ordinary Course, and which do not form part of the IP Rights of the Company or any of its Subsidiaries, all applications for registration and all registered IP Rights of the Company and its Subsidiaries are in good standing, have been maintained, renewed or caused to be maintained or renewed and are in full force and effect or have otherwise been filed in a timely manner within the appropriate offices to preserve the rights thereto and assignments have been recorded in favour of the Company or a Subsidiary of the Company to the extent recordation within a timely manner is required to preserve the rights thereto.

(h) The Company has and each of its Subsidiaries have used commercially reasonable efforts (including measures to protect secrecy, trade secrets and confidentiality, where appropriate) to protect their IP Rights and confidential information.

35 Information Technology

(a) Section 35 of the Company Disclosure Letter sets out a complete and accurate list of material Information Technology with a value exceeding [amount redacted] owned, licenced, used or held for use by the Company or any of its Subsidiaries other than off-the- shelf software (collectively, the "Corporate IT").

(b) The use of any Corporate IT by the Company or any of its Subsidiaries does not exceed the scope of the rights granted to the Company and its Subsidiaries with respect thereto, including any applicable limitation upon the usage, type or number of licences, users, hardware, time, services or systems.

(c) The Company and each of its Subsidiaries has in place appropriate physical, organizational and technological security measures, processes and safeguards to secure the Corporate IT and business data from unauthorized use, copying or disclosure that a reasonably prudent and diligent commercial entity would undertake in similar circumstances.

(d) In the past three years, no written notice of a defect or default has been sent or received by the Company or any of its Subsidiaries in respect of any licence or lease under which the Company or any of its Subsidiaries receive or obtain Information Technology.

(e) The Company and each of its Subsidiaries maintains commercially reasonable data back- up procedures and data recovery procedures and tools to safeguard against loss or corruption of business or customer data in the event of a failure of the Corporate IT. To the Company's knowledge, there has been no unauthorized access or breach of or security incident relating to the Corporate IT at any point within the last three years prior to the date hereof.

36 Insurance

The property and assets used in the Business are insured against loss or damage by all insurable hazards and risks on a replacement cost basis. Section 36 of the Company Disclosure Letter contains a complete and accurate list of insurance policies that are maintained by or on behalf of the Company and its Subsidiaries and sets out, in respect of each policy, a description of the type of policy, the name of insurer, the coverage, the expiration date, the annual premium and any pending claims. The Company is not and none of its Subsidiaries are in material default with respect to any of the provisions contained in the insurance policies or the payment of any premiums under any insurance policy and have not failed to give any notice or to present any material claim under any insurance policy in a due and timely fashion. Since February 24, 2023, there has been no material change in the relationship of the Company or any of its Subsidiaries with their insurers, the availability of coverage, or the premiums payable pursuant to the policies. Section 36 of the Company Disclosure Letter contains a complete and accurate description of all material claims, with reasonable particulars, made under any policies of insurance maintained by or for the benefit of the Company or any of its Subsidiaries in the past three years. True, correct and complete copies of all insurance policies held by or on behalf of the Company and its Subsidiaries and the most recent inspection reports received from insurance underwriters have been delivered to the Purchaser.

37 Litigation

Except as set out in Section 37 of the Company Disclosure Letter, there is no Proceeding by any Person (including the Company or any of its Subsidiaries), nor any Proceeding by or before any Governmental Authority, current or pending or, to the knowledge of the Company, threatened against or affecting the Company, any of its Subsidiaries, any of their officers or directors (in their capacity as such), the Company Shares, the Business, or any property or assets currently or formerly owned or used by the Company or any of its Subsidiaries. In the past three years, the Company has not and none of its Subsidiaries have been subject to any Order entered in any Proceeding and the Company has not and none of its Subsidiaries have settled any claim prior to being sued or prosecuted or a judgment being given in respect of any of them.

38 Taxes

(a) Except as set out in Section 38 of the Company Disclosure Letter, the Company and each of its Subsidiaries have duly and timely prepared all material Tax Returns required by applicable Law to be filed by them prior to the date hereof and all such Tax Returns have been filed with the appropriate Tax Authorities within the prescribed period in accordance with all applicable Law. The Company has and each of its Subsidiaries have reported all income and all other amounts and information required by applicable Law to be reported on each such Tax Return and each such Tax Return is true, correct and complete in all material respects.

(b) The Company each of its Subsidiaries have paid, within the prescribed period, all Taxes and instalments of Taxes which were required to be paid to any Tax Authority pursuant to applicable Law prior to the date hereof. No deficiency with respect to the payment of any Taxes or Tax instalments has been asserted against it by any Tax Authority.

(c) The Company and each of its Subsidiaries have correctly calculated and duly filed all claims for federal and provincial Tax credits (including refundable or reimbursable Tax credits). Neither the Company nor any its Subsidiaries have applied for, claimed or received a refund of Tax (or amount deemed for purposes of the Tax Act to be an overpayment of Tax) to which they were not entitled pursuant to applicable Law.

(d) Except as set out in Section 38 of the Company Disclosure Letter, the Company and each of its Subsidiaries have duly and timely withheld or collected from any amount paid or credited to any Person the amount of all Taxes or other amounts required by applicable Law to be withheld or collected from any amount paid or credited to any Person (including Taxes and other amounts required to be withheld or collected by it in respect of any amount paid or credited by it to or for the account or benefit of any current or former shareholder, employee, officer or director and any Person not resident in Canada for purposes of the Tax Act) and has duly and in a timely manner remitted the same to the appropriate Tax Authority within the time prescribed under any applicable Law.

(e) There are no Proceedings pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries in respect of any Taxes. No event has occurred or circumstance exists which would reasonably be expected to give rise to or serve as a valid basis for the commencement of any such Proceeding, investigation or audit against the Company or any of its Subsidiaries. Other than as set forth in Section 38 of the Company Disclosure Letter, there are no matters under discussion, audit or appeal with any Tax Authority relating to Taxes of the Company or any of its Subsidiaries. All Tax Returns of the Company and each of its Subsidiaries for taxation years ending on or before February 22, 2023 have been assessed by the relevant Tax Authority and have been made available to the Purchaser for review.

(f) Neither the Company nor any of its Subsidiaries have requested or entered into any agreements, arrangements, waivers or objections extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of Taxes or the filing of any Tax Return by, or any payment of Taxes by, the Company or any of its Subsidiaries.

(g) All Tax Returns and all material written communications to or from any Tax Authority relating to the Taxes of the Company and each of its Subsidiaries that have been made available to the Purchaser were true, correct and complete in all material respects.

(h) Except as set out in Section 38 of the Company Disclosure Letter, the Company and each of its Subsidiaries have duly and timely collected all material amounts on account of any sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by applicable Law to be collected by them and have duly and timely remitted to the appropriate Tax Authority any such amounts required by applicable Law to be remitted by them.

(i) Neither the Company nor any of its Subsidiaries have any outstanding obligations to incur and/or renounce any Canadian exploration expenditures or Canadian development expenditures to any purchaser of the shares of the Company or any Subsidiary that have not yet been fully expended and renounced.

(j) There are no Liens (other than Permitted Liens) with respect to Taxes upon any of the assets of the Company or any of its Subsidiaries.

(k) Neither the Company nor any of its Subsidiaries have requested, entered into any agreement or other arrangement, or executed any waiver providing for, any extension of time within which:

(i) to file any Tax Return;

(ii) to file any elections, designations or similar filings relating to Taxes;

(iii) it is required to pay or remit any Taxes or amounts on account of Taxes; or

(iv) any Tax Authority may assess or collect Taxes.

(l) Except as set out in Section 38 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries have entered into any agreement with, or provided any undertaking to, any Person pursuant to which it has assumed liability for the payment of Taxes owing by such Person.

(m) The Company and each of its Subsidiaries has, at all relevant times, been and is a "taxable Canadian corporation" for the purposes of the Tax Act. Neither the Company nor any of its Subsidiaries have been required to file any Tax Return with, and has never been liable to pay any Taxes to, any Tax Authority outside Canada. No request to file a Tax Return has ever been made by a Tax Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns.

(n) Neither the Company nor any of its Subsidiaries has entered into any agreements contemplated by section 191.3 of the Tax Act.

(o) Other than as set forth in the Company Disclosure Letter, none of Section 17, subsection 18(4), or Sections 78, 79, 80, 80.01, 80.02, 80.03 and 80.04 of the Tax Act, or any equivalent provision of the Laws of any other jurisdiction, has applied or will apply to the Company or any of its Subsidiaries at any time on or before the Effective Time.

(p) Neither the Company nor any of its Subsidiaries has acquired property from a Person not dealing at "arm's length" (within the meaning of the Tax Act) with the Company or such Subsidiary, for consideration, the value of which is less than the fair market value of the property, in circumstances which could subject it to a liability under section 160 of the Tax Act or section 325 of the Excise Tax Act (Canada) or any equivalent section in any other Laws relating to Taxes. The value of the consideration paid or received by the Company and each of its Subsidiaries for the acquisition, sale, transfer or provision of property (including intangibles) or the provision of services (including financial transactions) from or to a non-arm's length Person is equal to the estimated fair market value of such property acquired, provided or sold or services purchased or provided.

(q) The Company and each of its Subsidiaries have complied in material respects with the transfer pricing (including any contemporaneous documentation) provisions of each applicable Law, including for greater certainty, under section 247 of the Tax Act (and the corresponding provisions of any applicable provincial Law).

(r) Neither the Company nor any of its Subsidiaries has received any requirement pursuant to section 224 of the Tax Act or the equivalent provision of any provincial law which remains unsatisfied in any respect.

(s) As at February 23, 2023, the aggregate tax pools, determined for the purposes of the Tax Act and not expired, of each of the Company and its Subsidiaries are not more than [percentage redacted] less than the amount set forth in the Company Disclosure Letter.

(t) Neither the Company nor any of its Subsidiaries have been party to any "reportable transaction", as defined in section 237.3 of the Tax Act or to any "notifiable transaction", as defined in section 237.4 of the Tax Act.

39 Title to Oil and Gas Assets

(a) The Company does not have reason to believe that the Company or any of its Subsidiaries, as applicable, does not have title to the interests in and to the oil and gas properties, assets and rights as described in the Data Room (including the mineral property report contained therein) or the irrevocable right to produce and sell the petroleum, natural gas and related hydrocarbons produced or producible therefrom (the foregoing are referred to as the "Company Interests").

(b) Subject to the Material Contracts, the terms of the title and operating documents (excluding terms respecting encumbrances, reductions in interest, burdens or royalties which are customarily set out in a mineral property report) and the information set out in the mineral property report, and except for Permitted Liens or Liens disclosed in Section 39 of the Company Disclosure Letter, the Company Interests are free and clear of defects, encumbrances, reductions in interest, burdens, royalties, Liens, failures, impairments of title and adverse claims created by, through or under the Company or any of its Subsidiaries or of which they have knowledge.

(c) There are no actions, suits, proceedings or inquiries filed against, or to the knowledge of the Company, pending or threatened, against the Company or any of its Subsidiaries regarding failures or impairments in the title of the Company or any of its Subsidiaries to their respective oil and natural gas properties, assets and rights, nor to the knowledge of the Company is any such action, suit, proceeding or inquiry reasonably expected.

(d) Subject to Permitted Liens or Liens disclosed in Section 39 of the Company Disclosure Letter, the Material Contracts, the title and operating documents and the information set out in the mineral property report, the Company and/or its Subsidiaries own the interests in the facilities and pipelines as set forth in Section 39 of the Company Disclosure Letter, free and clear of defects, encumbrances, Liens, failures, impairments of title and adverse claims created by, through or under the Company or any of its Subsidiaries or of which they have knowledge.

40 Reserves Report

The Company has no reason to believe that the Reserves Report was not accurate in all material respects as at the effective date of such report, and, except for any impact of changes in commodity prices, which may or may not be material, the Company has no knowledge of a material adverse change in the production, costs, price, reserves, estimates of future net production revenues or other relevant information from that disclosed in the Reserves Report. The Company has provided to McDaniel & Associates Consultants Ltd., prior to the issuance of the Reserves Report for the purpose of preparing such report, all material information concerning land descriptions, well data, facilities and infrastructure, ownership and operations, future development plans and historical technical and operating data respecting the principal oil and natural gas assets of the Company and its Subsidiaries, in each case as at the effective date of such report, and, in particular, all material information respecting the interests of the Company and its Subsidiaries in their respective principal oil and natural gas assets and royalty burdens and net profits interest burdens thereon and such information was accurate and correct in all material respects as at the date thereof and did not omit any information necessary to make any such information provided not misleading as at the respective dates thereof and there has been no material adverse change in any of the material information so provided since the date thereof.

41 Processing and Transportation Commitments

Except as set forth in Section 41 of the Company Disclosure Letter, the Company and its Subsidiaries have sufficient rights (including capacity and priority rights) under the Marketing and Midstream Agreements to handle, process, transport and/or dispose of (as the case may be) volumes of petroleum, natural gas and related substances currently being produced.

42 Royalties, Rentals and Taxes Paid

All royalties and rentals payable under the leases and other title and operating documents pertaining to the oil and gas assets of the Company and its Subsidiaries and all ad valorem, property, production, severance and similar Taxes and assessments based upon or measured by the ownership of such assets or the production of petroleum substances derived therefrom or allocated thereto or the proceeds of sales thereof payable have been properly paid in full and in a timely manner.

43 Receipt of Revenues

The Company and its Subsidiaries, as applicable, have been receiving the share of the net proceeds of production from their assets attributable to their interests in such assets and no Person has provided the Company with written notice of, nor does the Company have any knowledge of, a claim by any Person that the Company or its Subsidiaries, as applicable, is not entitled to such amounts, with the possible exception of: (i) Claims of accounting errors, audits or adjustments which do not challenge the percentage share of revenues to which it is entitled and which are not material; and (ii) Claims subject to resolution through insolvency, receivership, or bankruptcy proceedings involving third parties.

44 Seismic

Neither the Company nor its Subsidiaries own an interest in any seismic and the only licenses respecting seismic which the Company or any of its Subsidiaries holds is as set forth in Section 44 of the Company Disclosure Letter. There are no fees or other amounts in excess of $600,000, individually or in the aggregate, payable under the arrangements described in Section 44 of the Company Disclosure Letter in connection with the completion of the Arrangement or the other transactions contemplated under this Agreement.

45 Outstanding Authorizations For Expenditures

Other than as set forth in Section 45 of the Company Disclosure Letter, as at October 31, 2023, there is no authorization for expenditure, cash call or similar approval approved by the Company or any of its Subsidiaries pursuant to which the Company or any of its Subsidiaries will be obliged to a third party to make or advance money in respect of expenditures with respect to the Company or any of its Subsidiaries' assets or properties, the Company or the applicable Subsidiary's outstanding share of which is reasonably expected to exceed $50 million, individually or in the aggregate.

46 Tangible Property

The tangible depreciable property used or intended for use in connection with the oil and natural gas assets of the Company and its Subsidiaries:

(a) for which the Company or any of its Subsidiaries was or is operator, was or has been constructed, operated, maintained and, if applicable, abandoned in accordance with good oil and natural gas industry practices in Canada and all material requirements of applicable Laws during all periods in which the Company or any of its Subsidiaries was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the Ordinary Course;

(b) for which the Company or any of its Subsidiaries was not or is not operator, to the knowledge of the Company, was or has been constructed, operated, maintained and, if applicable, abandoned in accordance with good oil and natural gas industry practices in Canada and all material requirements of applicable Laws during all periods in which the Company or any of its Subsidiaries was not operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the Ordinary Course; and

(c) to the extent it is considered capital tangible depreciable property, is not subject to any sale, lease-back or similar arrangement or, except as set forth in Section 46 of the Company Disclosure Letter with respect to any such individual property with a value in excess of [amount redacted].

47 No Areas of Mutual Interest

Other than as set forth in Section 47 of the Company Disclosure Letter, there are no active areas of mutual interest provisions or areas of exclusion in any of the Contracts or otherwise to which the Company, any of its Subsidiaries, or any of their respective assets are subject.

48 Take or Pay and Offset Obligations

Other than as set forth in Section 48 of the Company Disclosure Letter:

(a) neither the Company nor any of its Subsidiaries has or will be subject to any Take or Pay Obligations;

(b) neither the Company nor any of its Subsidiaries has received any offset notices under the terms of any lease that remain outstanding in any material respect; and

(c) neither the Company nor any of its Subsidiaries has received any advance payments for petroleum substances or services not already delivered or provided prior to receipt of payment.

49 Swaps

Other than as set forth in the Company Annual Financial Statements or as set forth in Section 49 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries currently has or is subject to any outstanding Derivative Contracts.

50 Joint Venture or Royalty Audits

Other than as set forth in Section 50 of the Company Disclosure Letter, there are no material ongoing, threatened or potential: (i) joint venture audits by the Company, any Subsidiary or any third party; or (ii) royalty audits, in each case which relate to or affect the Company, any Subsidiary or the Business, nor to the knowledge of the Company is there any fact or circumstance in existence or contemplated that would be the basis for any such audit outside of the Ordinary Course.

51 Production Allowables

None of the wells in which the Company or any of its Subsidiaries holds an interest has been produced in excess of applicable production allowables imposed by any applicable Laws or any Governmental Authority and the Company does not have any knowledge of any impending change in production allowables imposed by any applicable Law or any Governmental Authority that may be applicable to any of the wells in which it or any of its Subsidiaries holds an interest, other than changes of general application in the jurisdiction in which such wells are situate.

52 Production Penalties

Neither the Company nor any of its Subsidiaries has received notice of any production penalty or similar production restriction of any nature imposed or to be imposed by any Governmental Authority and, to the Company's knowledge, none of the wells in which the Company or any of its Subsidiaries holds an interest is subject to any such penalty or restriction.

53 Leases and Title Documents

(a) Neither the Company nor any of its Subsidiaries has received notice of any default under any of the leases or other title and operating document or any other agreement or instrument pertaining to its oil and natural gas assets to which it is a party or by or to which it or any such assets are bound or subject; and

(b) to the knowledge of the Company:

(i) the Company and each of its Subsidiaries, as applicable, is in good standing under all, and is not in default under any; and

(ii) there is no condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a default under any,

leases and other title and operating documents or any other agreements and instruments pertaining to its oil and natural gas assets to which it is a party or by or to which it or such assets are bound or subject and, to the knowledge of the Company, all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder.

54 Environmental Matters

(a) Each of the Company, its Subsidiaries and the Business is and has always been in material compliance with all Environmental Laws applicable to it and neither the Company nor any of its Subsidiaries have ever been charged with any offence under any Environmental Laws.

(b) Other than as set forth in Section 54 of the Company Disclosure Letter, since January 1, 2022 the Company has not and none of its Subsidiaries have received any notice of, and the Company does not have any knowledge of, any Orders or Proceedings with respect to the Business or the assets (or former assets while the Company or any of its Subsidiaries was the owner or operator thereof) of the Company or any of its Subsidiaries, in regards to any alleged breach, non-compliance, default, or liability under any Environmental Laws.

(c) The Company has and each of its Subsidiaries have obtained all Material Authorizations required by Environmental Laws for the operation of the Business and the assets of the Company or any of its Subsidiaries, and the Company has and each of its Subsidiaries has been since January 1, 2022 and is currently in material compliance with all such Material Authorizations.

(d) The Company has not and none of its Subsidiaries have received any written or oral notice of, nor has the Company or any of its Subsidiaries any knowledge of, any Proceeding or Order, pending or threatened by any Governmental Authority to revoke, suspend, modify, or limit any Material Authorizations required by Environmental Laws for the operation of the Business or the ownership of the assets of the Company or its Subsidiaries.

(e) No Material Authorizations issued to the Company or any of its Subsidiaries pursuant to Environmental Laws will become void or voidable as a result of the completion of the Arrangement nor, subject to normal course post-closing filings, is any consent, notice, or other approval required in connection with the Arrangement in order to maintain any such Material Authorizations in full force and effect.

(f) The Company, each of its Subsidiaries and the Business are in material compliance with all financial assurance requirements prescribed by Environmental Laws or any Orders or Material Authorizations issued pursuant to Environmental Laws, and the Company has not and none of its Subsidiaries have received notice and the Company has no knowledge of any Proceeding pending or threatened, by any Governmental Authority to modify or increase any applicable financial assurance requirements specific to the Company or its Subsidiaries.

(g) Other than as disclosed in any government registry in Alberta respecting the Environment, and the non-reportable spills listed in Section 54 of the Company Disclosure Letter, the Company has not and none of its Subsidiaries have caused or permitted any Release, at any location, except where and then only to the extent that such Release is permitted by applicable Environmental Laws or any Authorizations issued pursuant to applicable Environmental Laws.

(h) Other than as set forth in Section 54 of the Company Disclosure Letter, there are no Hazardous Substances on, at, under, migrating from, migrating to, or originating from the Business, the Leased Real Properties, the Company Interests or any of the other assets of the Company or its Subsidiaries which is in breach of any Applicable Laws or any Material Authorizations.

(i) Since January 1, 2022, the Company has not and none of its Subsidiaries have received any notice of, nor is there any issued, outstanding, pending, or threatened Orders or Proceedings with respect to any Hazardous Substances on, at, under, migrating from, migrating to, or originating from the Business, the Leased Real Properties, the Company Interests or any of the other assets of the Company or its Subsidiaries.

(j) The Company has disclosed to the Purchaser all environmental reports, including site assessments, sampling results, environmental audits and compliance audits in the possession of the Company that relate to the Company, any of its Subsidiaries, the Business, the Leased Real Properties, the Company Interests or any other assets of the Company or its Subsidiaries, including reports relating to any offsite migration of Hazardous Substances.

(k) Except in the Ordinary Course and as set forth in Section 54 of the Company Disclosure Letter, no work or additional expenditure is required in relation to the Business, the Leased Real Properties, the Company Interests or any of the other assets of the Company or its Subsidiaries to ensure compliance with applicable Environmental Laws or Material Authorizations issued pursuant to applicable Environmental Laws.

(l) Other than as set forth in Section 54 of the Company Disclosure Letter, the Company, each of its Subsidiaries, and the Business currently meet all applicable greenhouse gas emission standards, reporting requirements and limits prescribed by applicable Environmental Laws and no cost or expenditure, including the payment of charges, fees, or the purchase or retirement of compliance credits or units, will be required for the 2023 compliance period.

55 Employee Matters

(a) Except for the Contracts listed in Section 55 of the Company Disclosure Letter (the "Employee Material Contracts") and the Employee Plans, the Company is not and none of its Subsidiaries are party to, subject to, or affected by:

(i) any written employment Contract;

(ii) any verbal employment Contract that is not terminable upon providing reasonable notice at common law;

(iii) any written Contract with a Person acting as an agent, independent contractor or dependent contractor providing services to the Company or any of its Subsidiaries;

(iv) any certification Orders; or

(v) any policies, procedures, practices or programs whether written or otherwise, that set out material terms and conditions of employment or engagement.

True, correct and complete copies of the Employee Material Contracts have been provided to the Purchaser.

(b) Section 55 of the Company Disclosure Letter includes a complete and accurate list of all employees, agents, independent contractors and dependent contractors of the Company and its Subsidiaries. The list has been prepared in compliance with applicable Privacy Laws and includes, to the extent applicable, with respect to each individual:

(i) their position or title with the Company and any of its Subsidiaries;

(ii) the terms and conditions of employment;

(iii) the current wages, salaries or hourly rate of pay and bonus (whether monetary or otherwise) paid since the beginning of the most recently completed financial year or payable in the current financial year of the Company;

(iv) the date upon which the wage, salary, rate or bonus became effective;

(v) the date upon which such individual was first hired or engaged;

(vi) the Employee Plans in which the individual participates;

(vii) their present status with respect to any leaves of absence longer than three weeks; and

(viii) their vacation entitlement or vacation pay.

(c) Other than as listed in Section 55 of the Company Disclosure Letter, no Company Employee is on a leave of absence longer than three weeks.

(d) The Company has and each of its Subsidiaries have performed all of the material obligations required to be performed by them and are entitled to all benefits under, and are not alleged to be in default of, any Employee Material Contract. Each of the Employee Material Contracts is in full force and effect, and unamended. The Company is not and none of its Subsidiaries are in breach of any of their obligations thereunder and there exists no default or event of default or event, occurrence, condition or act (including the completion of the Arrangement) which, with the giving of notice, the lapse of time or the happening of any other event or circumstance, would become a material breach of any Employee Material Contract.

(e) To the knowledge of the Company, no Proceeding has been filed, made or commenced against the Company or any of its Subsidiaries in respect of, concerning or affecting any of the Company Employees.

(f) The Company has and each of its Subsidiaries have observed and complied in all material respects with the material provisions of all applicable Law respecting employment, including employment standards Laws as well as Laws relating to human rights, occupational health and safety, workplace safety and insurance, labour relations and pay equity.

(g) To the knowledge of the Company, there are no Proceedings by any Person (including the Company and any Governmental Authority) or any Proceedings threatened against or affecting the Company or any of its Subsidiaries in respect of employment matters. To the knowledge of the Company, no event has occurred or circumstance exists which may give rise to or serve as a valid basis for the commencement of any such Proceeding or other Proceedings by or against the Company in respect of employment matters. The Company is not and none of its Subsidiaries are subject to any Order entered in any Proceeding nor have the Company or any of its Subsidiaries settled any claim prior to being sued or prosecuted in respect of employment matters.

(h) There are no outstanding decisions or settlements or pending settlements under any applicable employment Laws which place any obligation upon the Company or any of its Subsidiaries to do or refrain from doing any act, or which place a financial obligation upon the Company or any of its Subsidiaries.

(i) In the past three years, the Company has not and none of its Subsidiaries has received any written remedial Order, notice of offence or conviction under occupational health and safety, pay equity or employment standards Laws. The Company has and each of its Subsidiaries have performed all of their material financial obligations under such Laws which are owed to the Company Employees and the Governmental Authority having jurisdiction over such matters.

(j) The Company has and each of its Subsidiaries has developed and implemented all necessary employee policies as set out in Section 55 of the Company Disclosure Letter.

(k) The Company is not and none of its Subsidiaries are party to a collective agreement (including any related documents or agreements including letters of understanding, letters of intent and other written communications with bargaining agents for the Company Employees which impose any obligations upon the Company or any of its Subsidiaries). The Company has not and none of its Subsidiaries have entered into nor are they bound by any Contract with any labour union or employee association. The Company has not and none of its Subsidiaries have made commitments to or conducted negotiations with any labour union or employee association with respect to any future agreements, and are not party to any certification of any such union with regard to a bargaining unit.

(l) There are no ongoing union drives. No trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent:

(i) holds bargaining rights with respect to any of the Company Employees by way of certification, interim certification, voluntary recognition, designation or successor rights;

(ii) has applied to be certified as the bargaining agent of any of the Company Employees; or

(iii) has applied to have the Company or any of its Subsidiaries declared a related employer pursuant to the provisions of applicable Law.

There is no labour strike, picketing, slow down, work stoppage or lock out, existing, pending, or to knowledge of the Company, threatened against or directly or indirectly affecting the Business, the Company or any of its Subsidiaries or any of their operations. The Company has not and none of its Subsidiaries have, experienced any labour strike, picketing, slowdown, work stoppage, lock out or other collective labour action by or with respect to the Company Employees. There are no charges or complaints pending or threatened with respect to or relating to the Company or any of its Subsidiaries before any Governmental Authority in relation to unlawful labour practices. The Company has not and none of its Subsidiaries have received any written notice from any such Governmental Authority responsible for the enforcement of labour Laws of an intention to conduct an investigation of the Company or any of its Subsidiaries concerning their labour practices.

56 Employee Benefit Plans

(a) Section 56 of the Company Disclosure Letter sets out a true, correct and complete list and, where appropriate, a description of all retirement, pension, supplemental pension, savings, retirement savings, retiring allowance, bonus, profit sharing, stock purchase, stock option, phantom stock, share appreciation rights, deferred compensation, severance or termination pay, change of control, life insurance, medical, hospital, dental care, vision care, drug, sick leave, short term or long term disability, salary continuation, unemployment benefits, vacation, incentive, compensation or other employee benefit plan, program, arrangement, policy or practice whether written or oral, formal or informal, funded or unfunded, registered or unregistered, insured or self-insured that is maintained or otherwise contributed to, or required to be contributed to, by or on behalf of the Company or any of its Subsidiaries for the benefit of current or former Company Employees, directors, officers, shareholders, independent contractors or agents of the Company or any of its Subsidiaries, other than government sponsored pension, employment insurance, workers compensation and health insurance plans (collectively, the "Employee Plans"). Each of the Employee Plans that is a registered pension plan under the Tax Act is designated as such in Section 56 of the Company Disclosure Letter (collectively, the "Employee Pension Plans").

(b) Each Employee Plan:

(i) has been maintained and administered in compliance with its terms and with the requirements of all applicable Law; and

(ii) is in good standing in respect of such requirements and Laws.

(c) Each Employee Plan that is required to be registered under applicable Law is duly registered with the appropriate Governmental Authorities.

(d) All contributions or premiums required to be paid, deducted or remitted and all obligations required to be performed by the Company or any of its Subsidiaries pursuant to the terms of any Employee Plan or by applicable Law, have been paid, deducted, remitted or performed, as the case may be, in a timely fashion and there are no outstanding defaults or violations with respect to same.

(e) To the knowledge of the Company, there are no Proceedings pending or threatened with respect to the Employee Plans (other than routine claims for benefits) and no event has occurred nor do circumstances exist that may result in such a Proceeding.

(f) There is no pending termination or winding-up procedure in respect of any of the Employee Plans, and no event has occurred or circumstance exists under which any of the Employee Plans could reasonably be expected to be declared terminated or wound-up, in whole or in part.

(g) No Employee Plan has a deficit and the liabilities of the Company and its Subsidiaries in respect of all Employee Plans are properly accrued and reflected in the most recently filed unaudited consolidated interim financial statements of the Company.

(h) The Company has delivered true, correct and complete copies of each of the following to the Purchaser:

(i) the text of all Employee Plans (where no text exists, a summary has been provided) and any related trust agreements, insurance contracts or other documents (including the original documents and all amendments, restatements or replacements since their establishment) governing those plans, all as amended to the date of this Agreement;

(ii) all materials relating to the Employee Plans distributed to new or existing members of such plan in the last three years;

(iii) the two most recent actuarial valuations of each Employee Plan filed with applicable Governmental Authorities for which such valuation is required by applicable Law and, where an actuarial valuation has been prepared in respect of an Employee Plan but has not been filed with a Governmental Authority, the most recent of such valuations;

(iv) the most recent accounting and certified financial statement of each Employee Plan for which such statement is made;

(v) all legal opinions relating to the administration or funding of any Employee Plan; and

(vi) the most recent annual information returns filed with Governmental Authorities in respect of each Employee Plan for which such filing is required by applicable Law.

No fact, condition or circumstances exists or has occurred since the date of those documents which would affect or change the information contained in them.

(i) No event has occurred and there has been no failure to act on the part of either the Company, any of its Subsidiaries or a trustee or administrator of any Employee Plan that could subject the Company, any of its Subsidiaries or such trustee or administrator or the Employee Plan to the imposition of any Tax or other liability, whether by way of indemnity or otherwise.

(j) No promises or commitments have been made by the Company or any of its Subsidiaries to amend any Employee Plan, to provide increased benefits or to establish any new benefit plan.

(k) There have been no withdrawals or improper applications or transfers of funds or assets to or from any Employee Pension Plan.

(l) The Company has not and none of its Subsidiaries have taken any contribution holidays under any Employee Pension Plan. To the extent a contribution holiday was taken, the Company was and its Subsidiaries were entitled under the terms of the Employee Pension Plan and applicable Law to do so.

(m) No modifications or amendments have been made to any of the provisions of any of the Employee Pension Plans in respect of the ownership of surpluses on plan wind-up or the right of the employer to take contribution holidays. The provisions of the Employee Pension Plans relating to ownership of surpluses on plan wind-up and the rights of the employer to take contributions holidays are valid and fully enforceable pursuant to applicable Law.

(n) None of the Employee Pension Plans has ever been the subject of a conversion or a merger.

(o) The completion of the Arrangement will not, alone or together with any additional or subsequent event, result in or require any payment or severance, or the acceleration, vesting or increase in benefits under any Employee Plan.

(p) All data necessary to administer each Employee Plan is in the possession of the Company, its Subsidiaries or their agents and is in a form which is sufficient for the proper administration of each Employee Plan in accordance with its terms and all applicable Law and such data is complete and correct.

(q) Except for the Employee Pension Plans, the Company has no and none of its Subsidiaries have any obligation to provide any employment benefits to any current, former or retired Company Employees.

(r) None of the Employee Plans which are funded or administered through an insurance contract require or permit retroactive increases or assessments in premiums or payments.

(s) The Company is not, nor is it required to and none of its Subsidiaries are or are required to, contribute to any multi-employer pension or benefit plan. None of the Employee Plans is a multi-employer pension or benefit plan.

(t) Each of the Employee Plans can be amended or terminated without restrictions and the Company has or one or more of its Subsidiaries have the unrestricted power and authority to amend or terminate the Employee Plans.

57 Privacy Laws

(a) The Company has and each of its Subsidiaries have complied and are complying in all material respects with all applicable Privacy Laws, including in connection with the collection, use, storage and disclosure of Personal Information. The Company has not and none of its Subsidiaries have received any written complaint or notice of any breach or violation by them of any such Privacy Laws.

(b) To the Company's knowledge, the Company has not and none of its Subsidiaries have disclosed, made available or provided Personal Information to third parties for any purpose except in compliance with, or as required by, Law.

(c) To the Company's knowledge, the Company has and each of its Subsidiaries have at all times provided proper notice of their privacy practices and obtained any necessary consents from data subjects required for the processing of Personal Information by or on their behalf.

(d) To the Company's knowledge, in the past three years, there has been no actual or suspected, unauthorized use, access or disclosure of any of the Company's or any of its Subsidiaries data, including Personal Information.

58 Anti-Spam Laws

(a) To the Company's knowledge, the Company has and each of its Subsidiaries have complied in all material respects with applicable Anti-Spam Laws. The Company has and each of its Subsidiaries have an express or implied consent that complies with consent requirements under applicable Anti-Spam Laws, or is otherwise permitted under applicable Anti-Spam Laws, to send Commercial Electronic Messages to each Electronic Address in its marketing and advertising database, including customers, prior customers, prospective customers and other third party contacts.

(b) To the Company's knowledge, the Company has not and none of its Subsidiaries have received any complaints regarding a material breach of Anti-Spam Laws.

59 Sanctions, AML and Anti-Corruption Laws

(a) The Company and each of its Subsidiaries are in compliance with all AML Laws applicable to them. There are currently no Proceedings by or before any Governmental Authority regarding any offense or alleged offences under any AML Laws involving the Company or any of its Subsidiaries or, to the Company's knowledge, their respective directors or officers and, to the Company's knowledge, no such Proceeding is pending or has been threatened.

(b) The Company has not and none of its Subsidiaries have carried on business in a manner which violates or in the past five (5) years violated any Sanctions nor are any of them the subject of any investigation or inquiry relating to Sanctions or Sanctioned Persons by a Governmental Authority and, to the Company's knowledge, no such Proceeding is pending or has been threatened. Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any of their respective directors or officers is currently a Sanctioned Person or engaging in any dealings or transactions with a Sanctioned Person in violation of applicable Law.

(c) Neither the Company nor its Subsidiaries nor, to the knowledge of the Company, their respective directors or officers have in the past five (5) years: offered, paid, promised to pay, or authorized the payment of anything of value, including cash, checks, wire transfers, tangible or intangible gifts, favors, entertainment or services (including any facilitation payments) to any employee or representative of a Governmental Authority while knowing (as defined in Anti-Corruption Laws) or having reason to know that all or some portion would be used for the purpose of: (a) influencing any act or decision of an employee or representative of a Governmental Authority, including a decision to fail to perform official functions; (b) inducing any employee or representative of a Governmental Authority to do or omit to do any act in violation of the lawful duty of such person; or (c) inducing any employee or representative of a Governmental Authority to use influence with any government, department, agency, or instrumentality in order to assist the Company or any subsidiary in obtaining or retaining business with, or directing business to any person or otherwise securing for any Person an improper advantage.

(d) The Company has and each of its Subsidiaries have developed policies, programs, and internal controls designed to promote and achieve compliance by them with all AML Laws and Anti-Corruption Laws applicable to them.

(e) The Company has not and none of its Subsidiaries have breached or violated any applicable Law regulating lobbying activities or campaign contributions which breach or violation could have an adverse effect on:

(i) the Company's or any of its Subsidiaries ability to conduct the Business in the Ordinary Course after the Effective Time; or

(ii) the ability of the Company to complete the Arrangement.

60 Brokers

Except for the engagement by the Company of financial advisors in connection with the Arrangement and the fees to be paid to such financial advisors for an aggregate amount not to exceed the amount set forth in Section 64 of the Company Disclosure Letter, no investment banker, broker, finder, financial advisor or other intermediary has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries, or any of their respective officers, directors or employees, or is entitled to any fee, commission or other payment from the Company or any of its Subsidiaries, or any of their respective directors, officers or employees. The Company has made true and complete disclosure to the Purchaser of its estimate (based on certain assumptions) of all fees, commissions or other payments that may be incurred pursuant to the engagement of its financial advisors or that may otherwise be payable to its financial advisors.

61 Fairness Opinions

The Company Board has received the CIBC Fairness Opinion and the Company has been authorized by CIBC World Markets Inc. to permit inclusion of the CIBC Fairness Opinion and references thereto in the Company Circular. The Company Special Committee has received the Peters Fairness Opinion and the Company has been authorized by Peters & Co. Limited to permit inclusion of the Peters Fairness Opinion and references thereto in the Company Circular.

62 Purchaser Termination Fee

The Company has sufficient funds available to pay the Purchaser Termination Fee in the event of a Purchaser Damages Event and all other fees and expenses for which the Company is responsible under the terms of this Agreement.

63 Net Debt

The Company's Net Debt as of September 30, 2023, was not more than the amount set forth in Section 63 of the Company Disclosure Letter.

64 Executive Severance and Transaction Costs

The aggregate amount of the Executive Severance shall not exceed the amount set forth in Section 64 of the Company Disclosure Letter and the aggregate amount of the Transaction Costs shall not exceed the amount set forth in Section 64 of the Company Disclosure Letter (the "Transactions Costs Cap") and insofar as the Transaction Costs:

(a) the aggregate financial advisory fees to be incurred by the Company and any of its Subsidiaries shall not exceed the amount set forth in Section 64 of the Company Disclosure Letter;

(b) the aggregate legal expenses to be incurred by the Company and any of its Subsidiaries shall not exceed the amount set forth in Section 64 of the Company Disclosure Letter; and

(c) the aggregate costs to be incurred by the Company and any of its Subsidiaries to obtain any "tail" policies for directors' and officers' liability insurance in accordance with Section 4.11 shall not exceed the amount set forth in Section 64 of the Company Disclosure Letter, provided that the expenses and costs incurred by the Company in connection with paragraphs (b) and (c) above may exceed the amounts set forth in Section 64 of the Company Disclosure Letter on an aggregate basis by [amount redacted], and if such additional expenses and costs are incurred by the Company, the Transaction Costs Cap will be increased by the aggregate amount of such additional expenses and costs.

Appendix D

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

1 Incorporation and Corporate Power of the Purchaser

The Purchaser is a corporation formed, organized and existing under the laws of the Province of Alberta and has the corporate power and capacity to own and operate its property and assets, carry on its business as now conducted, and to own, lease and operate its assets and properties, and enter into and perform its obligations under this Agreement.

2 Corporate Authorizations

The execution and delivery of this Agreement, the performance by the Purchaser of its obligations under this Agreement and the completion of the Arrangement and the other transactions contemplated under this Agreement

(a) have been duly authorized by all necessary corporate action on the part of the Purchaser and no other corporate proceedings on the part of the Purchaser are necessary to authorize this Agreement or the completion of the Arrangement or the other transactions contemplated under this Agreement; and

(b) do not (or would not with the giving of notice, the passage of time or the happening of any other event or circumstance) result in a breach or a violation of, or conflict with, or allow any other Person to exercise any rights under, any of its constating documents, or by-laws.

3 No Conflict with Authorizations, Laws, etc.

The execution and delivery of this Agreement by the Purchaser, the performance of its obligations under this Agreement and the completion of the Arrangement and the other transactions contemplated under this Agreement do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(a) result in a breach or a violation of, conflict with, or cause the termination or revocation of, any Authorization held by the Purchaser or necessary to the use of the assets of the Purchaser or the operation of its business;

(b) result in or require the creation of any Lien upon any of the common shares of the Purchaser or any of the properties or assets of the Purchaser.

(c) result in a breach or a violation of, or conflict with, any Order of any Governmental Authority; or

(d) subject to the receipt of the Competition Act Approval, the Interim Order, the Final Order, the Exchange Approvals and compliance with Securities Laws and U.S. Securities Laws, result in a breach or a violation of, or conflict with, any applicable Law, except, in each case, as would not, individually or in the aggregate, have a Purchaser Material Adverse Effect.

4 Regulatory Approvals

The execution and delivery of this Agreement by the Purchaser, the performance of its obligations under this Agreement and the completion of the Arrangement and the other transactions contemplated under this Agreement do not require any Regulatory Approval or other action by or in respect of, or filing with, or notification to, any Governmental Authority by the Purchaser other than:

(a) the Interim Order and the Final Order;

(b) the filing of the Articles of Arrangement and the receipt of the Certificate of Arrangement;

(c) customary filings with the Securities Regulatory Authorities and the TSX and the NYSE;

(d) the Competition Act Approval; and

(e) the Exchange Approvals.

5 No Conflict with Material Contracts

This execution and delivery of this Agreement by the Purchaser, the performance of its obligations under this Agreement and the completion of the Arrangement and the other transactions contemplated under this Agreement do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) result in a breach or a violation of, or conflict with, any Contract to which the Purchaser or any of its Subsidiaries is party, except as would not, individually or in the aggregate, have a Purchaser Material Adverse Effect.

6 Execution and Binding Obligation

This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding agreement of the Purchaser enforceable against it in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

7 Capitalization

The authorized capital of the Purchaser consists of an unlimited number of common shares. As of the date of this Agreement, there were 537,784,034 issued and outstanding common shares. All of the issued and outstanding common shares have been duly authorized and validly issued and are fully paid and non-assessable, and the Consideration Shares, when issued, will be validly issued and fully paid and non-assessable.

8 Securities Law Matters

(a) The Purchaser is a reporting issuer under applicable Securities Laws in each of the provinces of Canada. The common shares of the Purchaser are listed and posted for trading on the TSX and the NYSE and are not listed on any other market.

(b) The Purchaser is not in default of any material requirements of any Securities Laws or the applicable listing and corporate governance rules and regulations of the TSX or the NYSE.

(c) The Purchaser has not taken any action to cease to be a reporting issuer in any province or territory of Canada nor has the Purchaser received notification from any Securities Regulatory Authority seeking to revoke the reporting issuer status of the Purchaser.

(d) No Proceeding or Order for the delisting, suspension of trading, or cease trade or other Order or restriction with respect to any securities of the Purchaser is in effect or pending or, to the knowledge of the Purchaser, has been threatened or is expected to be implemented or undertaken.

9 Public Disclosure

The Purchaser has timely filed with the Securities Regulatory Authorities all forms, reports, schedules, statements, and other documents required to be filed under applicable Securities Laws since December 31, 2022. The documents comprising the Purchaser Filings, as of their respective dates (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such subsequent filing), complied as filed in all material respects with applicable Law and did not contain any Misrepresentation. The Purchaser has not filed any confidential material change report with any Securities Regulatory Authority which, at the date of this Agreement, remains confidential. There are no outstanding or unresolved comments in comment letters from any Securities Regulatory Authority with respect to any of the Purchaser Filings. The Purchaser is not subject to any ongoing Proceeding by any Securities Regulatory Authority and, to the knowledge of the Purchaser, no such Proceeding is threatened.

10 U.S. Securities Law Matters

The Purchaser is not required to register as an investment company under the U.S. Investment Company Act of 1940. The Purchaser is a "foreign private issuer" (as such term is defined in Rule 3b-4 under the U.S. Exchange Act).

11 Financial Statements

(a) The Purchaser's most recently filed audited consolidated financial statements (including any of the notes or schedules thereto, the auditor's report thereon and the related management's discussion and analysis) and unaudited consolidated interim financial statements (including any of the notes or schedules thereto and the related management's discussion and analysis) included in the Purchaser Filings:

(i) were prepared in accordance with IFRS, consistently applied throughout the periods referred to therein (except as expressly set forth in the notes thereto); and

(ii) fairly present, in all material respects, the assets, liabilities, consolidated financial position, results of operations and cash flows of the Purchaser and its Subsidiaries as of their respective dates and for the periods covered by such financial statements, and there have been no changes in accounting methods, policies or practices of the Purchaser or any of its Subsidiaries during such periods (except, in each case, as expressly set forth in the notes to such financial statements).

(b) The Purchaser does not intend to correct or restate, nor, to the knowledge of the Purchaser as of the date hereof, is there any basis for any correction or restatement of, any aspect of the Purchaser's financial statements referred to in this Section 11; and

(c) The financial books, records and accounts of the Purchaser and each of its Subsidiaries:

(i) have been maintained, in all material respects, in accordance with applicable Law and IFRS;

(ii) accurately and fairly reflect the material transactions, acquisitions and dispositions of the Purchaser and each of its Subsidiaries; and

(iii) accurately and fairly reflect the basis of the Purchaser's financial statements.

12 Disclosure Controls and Internal Controls over Financial Reporting

(a) The Purchaser has established and maintains "disclosure controls and procedures" (as such term is defined in NI 52-109) to provide reasonable assurance that information required to be disclosed by the Purchaser in its annual filings, interim filings or other reports filed or submitted by it under Securities Laws is recorded, processed, summarized and reported within the time periods specified in the Securities Laws. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by the Purchaser in its annual filings, interim filings or other reports filed or submitted under Securities Laws is accumulated and communicated to the Purchaser's management, including its chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b) The Purchaser has established and maintains a system of "internal control over financial reporting" (as such term is defined in NI 52-109) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

(c) To the knowledge of the Purchaser, there is no "material weakness" (as such term is defined in NI 52-109) relating to the operating effectiveness of the Purchaser's internal control over financial reporting as at September 30, 2023. To the knowledge of the Purchaser, since December 31, 2022, the Purchaser has not received or otherwise obtained knowledge of any Proceeding regarding accounting, internal accounting controls or auditing matters, including any Proceeding alleging that the Purchaser has engaged in questionable accounting or auditing practices, or any expression of concern from its Representatives regarding questionable accounting or auditing matters.

(d) Since December 31, 2022, neither the Purchaser nor any of its directors or officers, has received or otherwise obtained knowledge of: (i) any complaint, allegation, assertion or claim that the Purchaser has engaged in questionable accounting or auditing practices, or (ii) any expression of concern regarding questionable accounting or auditing matters.

13 Auditors

The auditors of the Purchaser are independent public accountants as required by applicable Law and there has not been any "reportable event" (as such term is defined in section 4.11(1) of NI 51- 102) with the present or any former auditor of the Purchaser.

14 No Undisclosed Liabilities

There are no material liabilities or obligations of the Purchaser or any of its Subsidiaries of any nature, whether accrued, contingent, absolute, determined, determinable, matured, unmatured or otherwise, other than liabilities or obligations:

(a) disclosed in the unaudited consolidated financial statements of the Purchaser as at and for the three and six months ended June 30, 2023 (including any notes or schedules thereto and the related management's discussion and analysis) included in the Purchaser Filings;

(b) incurred in the Ordinary Course since June 30, 2023; or

(c) incurred in connection with this Agreement or the transactions contemplated under this Agreement.

15 Absence of Certain Changes or Events

Since December 31, 2022, other than the transactions contemplated in this Agreement, the business of the Purchaser has been conducted in the Ordinary Course and there has not occurred a Purchaser Material Adverse Effect.

16 Litigation

There is no material Proceeding by any Person (including the Purchaser), nor any material Proceeding by or before any Governmental Authority, current or pending or, to the knowledge of the Purchaser, threatened against or affecting the Purchaser, any of its officers or directors (in their capacity as such), the Consideration Shares, the Business, or any property or assets currently or formerly owned or used by the Purchaser. In the past three years, the Purchaser has not been subject to any Order entered in any material Proceeding and the Purchaser has not settled any material claim prior to being sued or prosecuted or a judgment being given in respect of any of them.

17 Funds Available

The Purchaser has sufficient funds available to satisfy the aggregate Cash Consideration payable by the Purchaser pursuant to the Arrangement in accordance with the terms of this Agreement and the Plan of Arrangement (including, assuming the Debt Financing contemplated in the Debt Commitment Letter is funded, to repay all outstanding indebtedness under the Company's credit facilities at the Effective Date) and to satisfy all other obligations payable by the Purchaser pursuant to this Agreement and the Arrangement including to pay the Purchaser Termination Fee in the event of a Company Damages Event and all other fees and expenses for which the Purchaser is responsible under the terms of this Agreement.

18 Evidence of The Purchaser Financing

The Purchaser has delivered to the Company a true and complete fully executed copy of the Debt Commitment Letter (redacted only as to fees), including all exhibits, schedules, annexes and amendments to such letter in effect as of the date of this Agreement, pursuant to which and subject to the terms and conditions thereof, each of the Debt Financing Parties have committed to lend to the Purchaser for the Debt Financing for the purposes set forth in the Debt Commitment Letter. As of the execution and delivery of this Agreement, the Debt Commitment Letter is in full force and effect and constitutes the legal, valid and binding obligation of each of the Purchaser and the other parties thereto. There are no conditions precedent (express or implied) or contingencies directly or indirectly related to the Debt Financing pursuant to the Debt Commitment Letter, other than as expressly set forth in the Debt Commitment Letter (as will be replaced by the Debt Financing Documents). As of the date of this Agreement, the Purchaser has no reason to believe that any of the conditions to the Debt Financing contemplated by the Debt Commitment Letter (as to be replaced by the Debt Financing Documents) will not be satisfied on a timely basis or that the Debt Financing (or any portion thereof) contemplated by the Debt Commitment Letter (as to be replaced by the Debt Financing Documents) will not be provided to and made available to the Purchaser to satisfy the aggregate Cash Consideration payable by the Purchaser pursuant to the Arrangement and repay all outstanding indebtedness under the Company's credit facilities at the Effective Date.

19 Security Ownership

As of the date hereof, the Purchaser does not beneficially own, or exercise control or direction over, any securities of the Company.

20 Investment Canada Act

The Purchaser is not a "non-Canadian" as defined pursuant to Section 3 of the Investment Canada Act (Canada).

21 Significant Acquisition

The Purchaser has determined that the Arrangement is not a "significant acquisition" for the purposes of Part 8 of NI 51-102.

C-1

APPENDIX C

INTERIM ORDER

Clerk's stamp

COURT FILE NUMBER 2301-15210

COURT COURT OF KING'S BENCH OF ALBERTA

JUDICIAL CENTRE CALGARY

MATTER IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, RSA 2000, c B-9, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING HAMMERHEAD ENERGY INC., CRESCENT POINT ENERGY CORP., HOLDERS OF CLASS A COMMON SHARES OF HAMMERHEAD ENERGY INC. AND CERTAIN OTHER SECURITYHOLDERS OF HAMMERHEAD ENERGY INC.

APPLICANT HAMMERHEAD ENERGY INC.

RESPONDENTS Not Applicable

DOCUMENT INTERIM ORDER

ADDRESS FOR SERVICE AND CONTACT INFORMATION OF PARTY FILING THIS DOCUMENT	Burnet, Duckworth & Palmer LLP
2400, 525 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1
Lawyer: Craig O. Alcock
Phone Number: (403) 260-0120
Fax Number: (403) 260-0332
Email Address: coa@bdplaw.com
File No. 78392-3

DATE ON WHICH ORDER WAS PRONOUNCED:	November 17, 2023

NAME OF JUDGE WHO MADE THIS ORDER:	The Honourable Justice M.E. Burns

LOCATION OF HEARING:	Edmonton, Alberta

UPON the Originating Application (the "Originating Application") of Hammerhead Energy Inc. (the "Applicant" or the "Company") for an Order under Section 193(4) of the Business Corporations Act , RSA 2000, c B-9, as amended (the "ABCA ") in respect of an arrangement under Section 193 of the ABCA ;

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AND UPON reading the Originating Application, the affidavit of Michael Kohut, the Senior Vice President and Chief Financial Officer, and a director of the Company, sworn November 16, 2023 (the "Affidavit") and the documents referred to therein;

AND UPON being advised that notice of the Originating Application has been given to the Registrar (the "Registrar") appointed under section 263 of the ABCA;

AND UPON being advised that it is the intention of the Company and the Purchaser (as defined below) to rely upon Section 3(a)(10) of the United States Securities Act of 1933, as amended, in connection with the issuance of common shares of the Purchaser pursuant to the Arrangement (as defined below), based on the Court's approval of the Arrangement, which approval through the issuance of the Final Order (as defined below) will constitute its determination of the fairness of the Arrangement;

AND UPON hearing counsel for the Applicant;

FOR THE PURPOSES OF THIS ORDER:

(a) the capitalized terms not defined in this Order (the "Order") shall have the meanings attributed to them in the draft information circular of the Applicant (the "Information Circular") which is attached as Exhibit A to the Affidavit; and

(b) all references to "Arrangement" used herein mean the arrangement as set forth in the plan of arrangement attached as Appendix A to the Arrangement Agreement, which is attached as Appendix B to the Information Circular.

IT IS HEREBY ORDERED THAT:

General

1. The Applicant shall seek approval of the Arrangement as described in the Information Circular from the holders of the Class A common shares of the Company ("Company Shares") in the manner set forth below.

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The Meeting

2. The Applicant shall call and conduct a special meeting (the "Meeting") to be held at 2400, 525-8th Avenue S.W., Calgary AB T2P 1G1 at 8:30 a.m. (Calgary time) on or about December 20, 2023. At the Meeting, holders of Company Shares ("Company Shareholders") will consider and vote upon a resolution to approve the Arrangement substantially in the form attached as Appendix A to the Information Circular (the "Arrangement Resolution"), all as more particularly described in the Information Circular.

3. A quorum for the Meeting will be persons present being not less than two (2) in number and holding or representing not less than twenty-five (25%) per cent of the Company Shares entitled to be voted at the Meeting. If a quorum is present at the opening of the Meeting, the Company Shareholders present or represented by proxy may proceed with the business of the Meeting notwithstanding that a quorum is not present throughout the Meeting. If a quorum is not present at the opening of the Meeting, the Company Shareholders present or represented by proxy may adjourn the Meeting to a fixed time and place but may not transact any other business. No notice of the adjourned Meeting other than by announcement at the time of adjournment is required and, if at such adjourned meeting a quorum is not present, the Company Shareholders present in person or represented by proxy, shall be a quorum for all purposes.

4. Company Shareholders will be entitled to vote on the Arrangement Resolution and any other matters to be considered at the Meeting on the basis of one (1) vote per each Company Share held.

5. The record date for Company Shareholders entitled to receive notice of and to vote at the Meeting is November 17, 2023 (the "Record Date") and will not change in respect or as a consequence of any adjournment(s) or postponement(s) of the Meeting. Only the Company Shareholders whose names have been entered in the applicable registers of Company Shares as at the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting. Such Company Shareholders of record will be entitled to vote those Company Shares included in the list of the Company Shareholders prepared as at the Record Date. If a Company Shareholder transfers Company Shares after the Record Date and the transferee of those Company Shares, having produced properly endorsed certificates evidencing such Company Shares or having otherwise established that the transferee owns such Company Shares, demands, at least 10 days before the Meeting, that the transferee's name be included in the list of the Company Shareholders entitled to vote at the Meeting, such transferee shall be entitled to vote such Company Shares at the Meeting.

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6. The Meeting shall be called, held and conducted in accordance with the applicable provisions of the ABCA, the articles and by-laws of the Applicant in effect at the relevant time, the Information Circular, the rulings and directions of the Chair of the Meeting, this Order and any further Order of this Court. To the extent that there is any inconsistency or discrepancy between this Order and the ABCA or the articles or by-laws of the Applicant, the terms of this Order shall govern.

7. The Company is authorized and directed to send the Information Circular and other materials relating to the Meeting to the Company Shareholders and other Persons as described at paragraphs 23 and 24 of this Order.

Conduct of the Meeting

8. The Chair of the board of directors of the Company or, in his absence, the President and Chief Executive Officer of the Company, the Senior Vice President and Chief Financial Officer of the Company, a director of the Company or otherwise a senior vice-president or vice-president of the Company shall be Chair of the Meeting and such person may chair the Meeting in person or by electronic means. If no such person is present within fifteen (15) minutes from the time fixed for holding the Meeting, or declines to be Chair of the Meeting, the persons present and entitled to vote shall choose one of their number to be Chair of the Meeting.

9. The only persons entitled to attend the Meeting shall be: Company Shareholders and their designated proxies; holders of Legacy Options, holders of Legacy RSUs, and holders of Equity Incentive Awards (collectively, "Incentive Holders"); the Company's directors, officers, auditors and legal counsel; the directors, officers and legal counsel of Crescent Point Energy Corp. (the "Purchaser"); and such other persons who may be permitted to attend by the Chair of the Meeting.

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10. The number of votes required to pass the Arrangement Resolution shall be: (i) at least 66 2/3% of the aggregate votes cast by holders of Company Shares, either in person or represented by proxy, at the Meeting; and (ii) a simple majority of the votes cast by Company Shareholders, either present in person or represented by proxy, at the Meeting after excluding the votes cast by persons whose votes may not be included in determining minority approval of a "business combination" pursuant to Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions.

11. To be valid, a proxy must be deposited with Computershare Trust Company of Canada in the manner and by the deadline described in the Information Circular.

12. Any proxy that is properly signed and dated but which does not contain voting instructions shall be deemed to be voted in favour of the Arrangement Resolution.

13. The accidental omission to give notice of the Meeting or the non-receipt of the notice shall not constitute a breach of this Order nor shall it invalidate any resolution passed or proceedings taken at the Meeting.

14. The Company, if it deems it to be advisable, with the prior written consent of the Purchaser, as a party to the Arrangement Agreement, if required pursuant to the terms of the Arrangement Agreement, may adjourn or postpone the Meeting on one or more occasions (whether or not a quorum is present, if applicable) and for such period or periods of time as the Company deems advisable, without further order of this Court and without the necessity of first convening such Meeting or first obtaining any vote of Company Shareholders respecting the adjournment or postponement. Notice of any such adjournment or postponement may be given by such method as the Company determines appropriate in the circumstances. If the Meeting is adjourned or postponed in accordance with this Order, the references to the Meeting in this Order shall be deemed to be the Meeting as adjourned or postponed, as the context allows.

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Amendments to the Arrangement

15. The Company and the Purchaser are authorized to make such amendments, revisions or supplements to the Arrangement as they may together determine necessary or desirable, provided that such amendments, revisions or supplements are made in accordance with and in the manner contemplated by the Arrangement and the Arrangement Agreement. The Arrangement so amended, revised or supplemented shall be deemed to be the Arrangement submitted to the Meeting and the subject of the Arrangement Resolution, without need to return to this Court to amend this Order.

Amendments to Meeting Materials

16. The Applicant is authorized to make such amendments, revisions or supplements ("Additional Information") to the Information Circular, form of proxy (the "Form of Proxy"), voting instruction form ("Voting Instruction Form"), notice of the Meeting ("Notice of Meeting"), form of letter of transmittal ("Letter of Transmittal") and notice of Originating Application ("Notice of Originating Application") as it may determine. The Applicant may disclose such Additional Information, including material changes, by the method and in the time most reasonably practicable in the circumstances as determined by the Applicant. Without limiting the generality of the foregoing, if any material change or material fact arises between the date of this Order and the date of the Meeting, which change or fact, if known prior to mailing of the Information Circular, would have been disclosed in the Information Circular, then:

(a) the Applicant shall advise the Company Shareholders and Incentive Holders of the material change or material fact by disseminating a news release (a "News Release") through a widely-circulated news service and filing such News Release on the Company's issuer profile on SEDAR+ and on the Electronic Data Gathering, Analysis, and Retrieval system (EDGAR);

(b) provided that the News Release describes the applicable material change or material fact in reasonable detail, the Applicant shall not be required to deliver an amendment to the Information Circular to the Company Shareholders or Incentive Holders or otherwise give notice to the Company Shareholders or Incentive Holders of the material change or material fact other than dissemination, filing and emailing, as applicable, of the News Release as aforesaid; and

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(c) unless determined to be advisable by the Applicant, the Applicant shall not be required to adjourn or otherwise postpone the Meeting as a result of the disclosure of any Additional Information, including any material change, as contemplated by this paragraph 16.

Dissent Rights

17. Registered Company Shareholders are, subject to the provisions of this Order and the Plan of Arrangement, accorded the right to dissent under Section 191 of the ABCA ("Company Dissent Rights") with respect to the Arrangement Resolution and the right to be paid an amount equal to the fair value of their Company Shares by the Purchaser in respect of which such right to dissent was validly exercised. For greater certainty, none of the following shall be entitled to exercise Company Dissent Rights: (a) Company Shareholders who vote or have instructed a proxyholder to vote such Company Shares in favour of the Arrangement Resolution; (b) the holders of Legacy Options, Legacy RSUs and Equity Incentive Awards; and (c) any Person who is not a registered holder of Company Shares as of the Record Date for the Meeting.

18. In order for a registered Company Shareholder (a "Company Dissenting Shareholder") to exercise such right to dissent under section 191 of the ABCA:

(a) notwithstanding subsection 191(5) of the ABCA, the Company Dissenting Shareholder's written objection to the Arrangement Resolution must be received by the Applicant, care of its counsel Burnet, Duckworth & Palmer LLP, 2400, 525 - 8th Avenue, S.W., Calgary, Alberta, Canada T2P 1G1, Attention: Craig O. Alcock, by 5:00 p.m. (Calgary time) on December 13, 2023 (or 5:00 p.m. (Calgary time) on the Business Day that is five Business Days prior to the date of the Meeting if it is not held on December 20, 2023);

(b) a vote against the Arrangement Resolution, whether in person or by proxy, shall not constitute a written objection to the Arrangement Resolution as required under paragraph 18(a) herein;

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(c) a Company Shareholder may not exercise the right to dissent if the Company Shareholder shall have voted his, her or its Company Shares at the Meeting, either by proxy or in person, in favour of the Arrangement Resolution;

(d) the Purchaser shall be required to pay the amount described in subsection 191(3) of the ABCA (to the extent modified and supplemented by this Order) to a registered Company Shareholder who duly and validly exercises Company Dissent Rights and is ultimately entitled to be paid fair value for the Company Dissenting Shareholder's Company Shares;

(e) a Company Dissenting Shareholder may make an agreement with the Purchaser for the purchase of such Company Dissenting Shareholder's Company Shares in the amount of the Purchaser's offer (or otherwise) at any time before an order of the Court pursuant to subsection 191(13) of the ABCA;

(f) a Company Shareholder may not exercise the right to dissent in respect of only a portion of the Company Shareholder's Company Shares, but may dissent only with respect to all of the Company Shares held by the Company Shareholder; and

(g) the exercise of such right to dissent must otherwise comply with the requirements of section 191 of the ABCA, as modified and supplemented by this Order and the Plan of Arrangement.

19. The fair value of the Company Shares to which a Company Dissenting Shareholder may be entitled pursuant to the Arrangement shall be determined as of the close of business on the last Business Day before the day on which the Arrangement Resolution is approved by the Company Shareholders and shall be paid to the Company Dissenting Shareholders by the Purchaser as contemplated by the Plan of Arrangement and this Order.

20. The Company Dissenting Shareholders who validly exercise their right to dissent, as set out in paragraphs 17 through 19 above, and who:

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(a) are determined to be entitled to be paid the fair value of their Company Shares, shall be deemed to have irrevocably transferred such Company Shares as of the time specified in the Plan of Arrangement (the "Effective Time"), without any further act or formality and free and clear of all liens, claims and encumbrances to the Purchaser in exchange for the fair value of the Company Shares; or

(b) are, for any reason (including, for clarity, any withdrawal by any Company Dissenting Shareholder of their dissent) determined not to be entitled to be paid the fair value for their Company Shares, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting Company Shareholder that does not hold Legacy Shares prior to the effectiveness of the Arrangement and that does not acquire Legacy Shares under the Plan of Arrangement, and such Company Shares will be deemed to be exchanged for the Consideration contemplated under the Arrangement, but in no event shall the Applicant, the Purchaser or any other Person be required to recognize such Company Shareholders as holders of Company Shares after the Effective Time, and the names of such Company Shareholders shall be removed from the applicable register of Company Shares.

21. Subject to further order of this Court, the rights available to the Company Shareholders under the ABCA, this Order and the Plan of Arrangement to dissent from the Arrangement Resolution shall constitute full and sufficient dissent rights for the Company Shareholders with respect to the Arrangement Resolution.

22. Notice to the Company Shareholders of their right to dissent with respect to the Arrangement Resolution and to receive, subject to the provisions of the ABCA, this Order and the Plan of Arrangement, the fair value of the Company Shares to which a Company Dissenting Shareholder is entitled pursuant to the Arrangement shall be sufficiently given by including information with respect to this right as set forth in the Information Circular which is to be sent to Company Shareholders in accordance with paragraph 23 of this Order.

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Notice

23. The Information Circular, substantially in the form attached as Exhibit "A" to the Affidavit, with such amendments thereto as counsel to the Applicant may determine necessary or desirable (provided such amendments are not inconsistent with the terms of this Order), and including the Notice of Meeting, the Form of Proxy, Voting Instruction Form, the Notice of Originating Application and this Order, together with any other communications or documents determined by the Applicant to be necessary or advisable including the Letter of Transmittal (collectively, the "Meeting Materials"), shall be sent to those registered Company Shareholders as of the Record Date, and the Information Circular shall be sent to Incentive Holders, by mail, electronic delivery or otherwise delivered or transmitted, at least 21 days prior to the date of the Meeting at the addresses for such holders recorded in the applicable records of the Company at the close of business on the Record Date and to the directors and auditors of the Company. In calculating the 21-day period, the date of mailing or delivery shall be included and the date of the Meeting shall be excluded. In the case of the Registrar, the Meeting Materials shall be delivered by email to corp.reg@gov.ab.ca, by courier or by delivery in person, addressed to the Registrar not later than 21 days prior to the date of the Meeting.

24. Delivery of the Meeting Materials in the manner directed by this Order shall be deemed to be good and sufficient service upon the Company Shareholders, the Incentive Holders, the directors and auditors of the Applicant, and the Registrar of:

(a) the Originating Application;

(b) this Order;

(c) the Notice of the Meeting; and

(d) the Notice of Originating Application.

Solicitation of Proxies

25. The Company is authorized to use the Form of Proxy enclosed with the Information Circular, subject to its ability to insert dates and other relevant information in the final form of such proxy. The Company is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as the Company may retain for that purpose, and such solicitation may be by mail or such other forms of personal and electronic communication as they may determine.

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Final Application

26. Subject to further order of this Court, and provided that the Company Shareholders have approved the Arrangement in the manner directed by this Court and the directors of the Applicant have not revoked their approval, the Applicant may proceed with an application for a final order of the Court approving the Arrangement (the "Final Order") on December 20, 2023 at 2:00 p.m. (Calgary time) or so soon thereafter as counsel may be heard. Subject to the Final Order and to the issuance of the proof of filing of the Articles of Arrangement, the Company Securityholders (as defined in the Plan of Arrangement), the Company, the Purchaser and all other persons affected will be bound by the Arrangement in accordance with its terms.

27. Any Company Shareholder, Incentive Holder or other interested party (each an "Interested Party") desiring to appear and make submissions at the application for the Final Order is required to file with this Court and serve upon the Applicant, on or before 5:00 p.m. (Calgary time) on December 13, 2023 (or 5:00 p.m. (Calgary time) on the Business Day that is five Business Days prior to the date of the Meeting if it is not held on December 20, 2023), a notice of intention to appear ("Notice of Intention to Appear") including the Interested Party's address for service (or alternatively, a facsimile number for service by facsimile or an email address for service by electronic mail), indicating whether such Interested Party intends to support or oppose the application or make submissions at the application, together with a summary of the position such Interested Party intends to advocate before the Court, and any evidence or materials which are to be presented to the Court. Service of this notice on the Applicant shall be effected by service upon the solicitors for the Applicant, Burnet, Duckworth & Palmer LLP, 2400, 525 - 8th Avenue S.W., Calgary, Alberta T2P 1G1, facsimile: (403) 260-0332, Attention: Craig O. Alcock.

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28. In the event that the application for the Final Order is adjourned, only those parties appearing before this Court for the Final Order, and those Interested Parties serving a Notice of Intention to Appear in accordance with paragraph 27 of this Order, shall have notice of the adjourned date.

Leave to Vary Interim Order

29. The Applicant is entitled at any time to seek leave to vary this Order upon such terms and the giving of such notice as this Court may direct.

Extra-Territorial Assistance

30. This Court seeks and requests the aid and recognition of any court or any judicial, regulatory or administrative body in any province of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any judicial, regulatory or administrative body of the United States or other country to act in aid of and to assist this Court in carrying out the terms of this Order.

Court Filed Documents

31. A signed copy of this Order shall be sufficient to provide with the Information Circular and other Meeting Materials, as directed herein, even if it does not yet bear a filing stamp from the Court of King's Bench of Alberta.

(Signed) "Justice M.E. Burns"
Justice of the Court of King's Bench of Alberta

D-1

APPENDIX D

CIBC FAIRNESS OPINION

CIBC World Markets Inc. 9th Floor, Bankers Hall East 855 - 2nd Street S.W. Calgary, Alberta T2P 4J7

November 6, 2023

The Board of Directors

of Hammerhead Energy Inc.

Eighth Avenue Place

East Tower, Suite 2700

525 8th Avenue SW

Calgary, Alberta T2P 1G1

To the Board of Directors:

CIBC World Markets Inc. ("CIBC", "we", "us" or "our") understands that Hammerhead Energy Inc. ("Hammerhead" or the "Company") is proposing to enter into an arrangement agreement (the "Arrangement Agreement") with Crescent Point Energy Corp. (the "Purchaser") providing for, among other things, the acquisition (the "Proposed Transaction") by the Purchaser of all of the outstanding Class A common shares of the Company (the "Shares").

We understand that pursuant to the Arrangement Agreement:

a) the Purchaser will acquire each of the issued and outstanding Shares in consideration per Share for $15.50 in cash and 0.5340 of a common share of the Purchaser (the "Consideration");

b) the Proposed Transaction will be effected by way of a plan of arrangement (the "Arrangement") under Section 193 of the Business Corporations Act (Alberta);

c) the completion of the Proposed Transaction will be conditional upon, among other things, (i) approval by at least two-thirds of the votes cast by the shareholders of the Company (the "Shareholders") who are present in person or represented by proxy at the special meeting (the "Special Meeting") of such shareholders, (ii) if required, a majority of the votes cast by the Shareholders who are present in person or represented by proxy at the Special Meeting, after excluding the votes cast by those persons whose votes must be excluded in accordance with Multilateral Instrument 61-101 - Protection of Minority Securityholders in Special Transactions and (iii) the approval of the Court of King's Bench of Alberta; and

d) the terms and conditions of the Proposed Transaction will be described in a management information circular of the Company and related documents (collectively, the "Circular") that will be mailed to the Shareholders in connection with the Special Meeting.

Engagement of CIBC

By letter agreement dated October 21, 2023 (the "Engagement Agreement"), the Company retained CIBC to act as financial advisor to the Company and its board of directors (the "Board of Directors") in connection with the Proposed Transaction and any alternative transaction. Pursuant to the Engagement Agreement, the Company has requested that we prepare and deliver to the Board of Directors our written opinion (the "Opinion") as to the fairness, from a financial point of view, of the Consideration to be received by Shareholders pursuant to the Arrangement Agreement.

CIBC will be paid a fixed fee for rendering the Opinion that is not contingent upon the completion of the Proposed Transaction or any alternative transaction and will be paid an additional fee that is contingent upon the completion of the Proposed Transaction or any alternative transaction. The Company has also agreed to reimburse CIBC for its reasonable out-of-pocket expenses and to indemnify CIBC in respect of certain liabilities that might arise out of our engagement.

In the ordinary course of its business and unrelated to the Proposed Transaction, Canadian Imperial Bank of Commerce or an affiliate thereof (i) is a lead lender in the Company's credit facility, (ii) is a member of the lending syndicate providing credit facilities to the Purchaser, (iii) has acted as an underwriter to obtain financing in the equity capital markets and/or debt capital markets for the Company and the Purchaser and (iv) may provide foreign exchange, equity derivatives, interest rate and/or commodity hedging services to the Company and the Purchaser. As part of the Proposed Transaction, Canadian Imperial Bank of Commerce or an affiliate thereof (i) is participating as a co-manager in the Purchaser's concurrent public offering of common shares to finance the Proposed Transaction, (ii) may be requested by the Purchaser to participate as a member of a lending syndicate providing a term loan facility to the Purchaser to finance the Proposed Transaction and (iii) assisted Riverstone (as defined below) to structure a deal contingent hedge to convert from CAD to USD in respect of the cash consideration to be received by Riverstone pursuant to the Proposed Transaction.

Credentials of CIBC

CIBC is one of Canada's largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The Opinion expressed herein is the opinion of CIBC and the form and content herein have been approved for release by a committee of its managing directors and internal counsel, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

Scope of Review

In connection with rendering our Opinion, we have reviewed and relied upon, among other things, the following:

i) a draft dated November 6, 2023 of the Arrangement Agreement;

ii) a draft dated November 3, 2023 of the Company disclosure letter;

iii) a draft dated November 6, 2023 of the form of lock-up agreement being entered into by directors and officers of the Company;

iv) a draft dated November 4, 2023 of the lock-up agreement being entered into by Riverstone V REL Hammerhead B.V., REL Hammerhead B.V., Riverstone V CIOC LP, Riverstone V Investment Management Coöperatief U.A., R5 HHR FS Holdings LLC and Decarbonization Plus Acquisition Sponsor IV LLC ("Riverstone");

v) the audited financial statements and management's discussion and analysis ("MD&A") of the Company's predecessor (Hammerhead Resources Inc.) for the fiscal years ended December 31, 2022 and 2021;

vi) with respect to Hammerhead Resources Inc.'s recent transaction with Decarbonization Plus Acquisition Corporation IV, the final Canadian Prospectus dated February 24, 2023 and Form F-4 Registration Statement dated October 11, 2022;

vii) the audited financial statements, annual reports and annual information forms of the Purchaser for the fiscal years ended December 31, 2022, 2021 and 2020;

viii) the unaudited financial statements and MD&A of the Company for the six months ended June 30, 2023, the unaudited financial statements and MD&A of the Purchaser for the nine months ended September 30, 2023 and the draft financial statements of the Company for the nine months ended September 30, 2023;

ix) the evaluation of petroleum reserves report as of December 31, 2022 prepared by McDaniel & Associates Consultants Ltd. dated March 28, 2023, as updated as of August 30, 2023;

x) certain internal financial, operational, corporate and other information concerning the Company that was prepared or provided by the management of the Company, including internal operating and financial projections;

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xi) trading statistics and selected financial information of the Company, the Purchaser, and other selected public companies considered by us to be relevant;

xii) various reports published by equity research analysts, industry sources regarding the Company, the Purchaser, the oil and gas industry and other public companies, to the extent deemed relevant by us;

xiii) a certificate addressed to us, dated as of the date hereof, from two senior officers of the Company as to the completeness and accuracy of the information provided; and

xiv) such other information, analyses, investigations, and discussions as we considered necessary or appropriate in the circumstances.

In addition, we have participated in discussions with members of the senior management of the Company regarding its past and current business operations, financial condition and future prospects. We have also participated in discussions with Burnet Duckworth & Palmer LLP, external legal counsel to the Company, and Blake, Cassels & Graydon LLP, external legal counsel to a special committee of the Board of Directors of the Company concerning the Proposed Transaction, the Arrangement Agreement and related matters.

Assumptions and Limitations

Our Opinion is subject to the assumptions, qualifications and limitations set forth below.

We have not been asked to prepare and have not prepared a formal valuation or appraisal of any of the assets or securities of the Company, the Purchaser or any of their respective affiliates and our Opinion should not be construed as such.

With your permission, we have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by the Company or its affiliates or advisors or otherwise obtained by us pursuant to our engagement, and our Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to or attempted to verify independently the accuracy, completeness or fairness of presentation of any such information, data, advice, opinions and representations. We have not met separately with the independent auditors of the Company in connection with preparing this Opinion and with your permission, we have assumed the accuracy and fair presentation of, and relied upon, the Company's audited financial statements and the reports of the auditors thereon and the Company's interim unaudited financial statements.

With respect to the historical financial data, operating and financial forecasts and budgets provided to us concerning the Company and relied upon in our financial analyses, we have assumed that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgments of management of the Company, having regard to the Company's business, plans, financial condition and prospects.

We have also assumed that all of the representations and warranties contained in the Arrangement Agreement are correct as of the date hereof and that the Proposed Transaction will be completed substantially in accordance with its terms and all applicable laws and that the Circular will disclose all material facts relating to the Proposed Transaction and will satisfy all applicable legal requirements.

The Company has represented to us, in a certificate of two senior officers of the Company dated the date hereof, among other things, that the information, data and other material (financial or otherwise) provided to us by or on behalf of the Company, including the written information and discussions concerning the Company referred to above under the heading "Scope of Review" (collectively, the "Information"), are complete and correct at the date the Information was provided to us and that, since the date on which the Information was provided to us, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its affiliates and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion.

3

We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters concerning the Proposed Transaction or the sufficiency of this letter for your purposes.

Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company as they are reflected in the Information and as they were represented to us in our discussions with management of the Company and its affiliates and advisors. In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, markets and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.

The Opinion is being provided to the Board of Directors for its exclusive use only in considering the Proposed Transaction and may not be published, disclosed to any other person, relied upon by any other person, or used for any other purpose, without the prior written consent of CIBC. Our Opinion is not intended to be and does not constitute a recommendation to the Board of Directors as to whether they should approve the Arrangement Agreement nor as a recommendation to any Shareholder as to how to vote or act at the Special Meeting or as an opinion concerning the trading price or value of any securities of the Company or the Purchaser following the announcement or completion of the Proposed Transaction.

CIBC believes that its financial analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of a fairness opinion is complex and is not necessarily susceptible to partial analysis or summary description and any attempt to carry out such could lead to undue emphasis on any particular factor or analysis.

The Opinion is given as of the date hereof and, although we reserve the right to change or withdraw the Opinion if we learn that any of the information that we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw the Opinion, to advise any person of any change that may come to our attention or to update the Opinion after the date of this Opinion.

Should this Opinion be executed in any other language, the English version of this Opinion shall be controlling in all respects and any other version is provided solely as a translation. In the event of any inconsistency between the versions, the English version of this Opinion shall prevail.

Opinion

Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion, as of the date hereof, that the Consideration to be received by Shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view, to Shareholders.

Yours very truly,

(Signed) "CIBC World Markets Inc."

4

E-1

APPENDIX E

PETERS & CO. FAIRNESS OPINION

Fairness Opinion

November 6, 2023

Hammerhead Energy Inc.
Eighth Avenue Place
East Tower, Suite 2700
525 8th Avenue SW
Calgary, Alberta T2P 1G1

Attention: The Special Committee of the Board of Directors of Hammerhead Energy Inc.

Dear Sirs / Mesdames:

Peters & Co. Limited ("Peters & Co.", "we", "our" or "us") understands that Hammerhead Energy Inc. ("Hammerhead" or the "Company") and Crescent Point Energy Corp. ("Crescent Point") propose to enter into an arrangement agreement to be dated on or about November 6, 2023 (the "Agreement"), pursuant to which Crescent Point will acquire all the issued and outstanding Class A common shares ("Common Shares") of Hammerhead by way of a plan of arrangement (the "Arrangement") under the Business Corporations Act (Alberta).

Pursuant to the terms of the Agreement, the holders of Common Shares will receive $15.50 of cash (the "Cash Consideration"), and 0.5340 of a Crescent Point common share for each Common Share held (the "Share Consideration", and collectively with the Cash Consideration, the "Consideration"). The terms and conditions of the Arrangement are more fully described in the Agreement. Capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Agreement.

Peters & Co. understands that all directors and officers of Hammerhead who hold Common Shares, as well as Riverstone V REL Hammerhead B.V., REL Hammerhead B.V., Riverstone V CIOC LP, Riverstone V Investment Management Coöperatief U.A., R5 HHR FS Holdings LLC and Decarbonization Plus Acquisition Sponsor IV LLC (collectively, "Riverstone"), have agreed to enter into voting support agreements (collectively, the "Support Agreements") pursuant to which they will agree to, among other things, vote the Common Shares, beneficially owned or controlled by them in favour of the Arrangement Resolution, subject to the terms and conditions thereof.

Engagement of Peters & Co.

Peters & Co. was formally engaged pursuant to an engagement agreement dated October 17, 2023 (the "Engagement Agreement") to provide certain financial advisory services, including, but not limited to, the potential preparation and provision of a fairness opinion to a special committee (the "Special Committee") of the board of directors of the Company (the "Board") comprised entirely of independent directors of the Company. This opinion (the "Fairness Opinion") as to the fairness, from a financial point of view, of the Consideration to be received by the holders of Common Shares, pursuant to the Arrangement, is provided pursuant to the Engagement Agreement.

Pursuant to the terms of the Engagement Agreement, Peters & Co. has not been engaged to prepare a formal valuation of any of the assets, liabilities, common shares, options, restricted share units, restricted share awards, legacy share awards, performance share awards or other securities involved in the Arrangement, and this Fairness Opinion should not be construed as such. However, Peters & Co. has performed financial analyses which we considered to be appropriate and necessary in the circumstances and such analyses support the conclusions reached in this Fairness Opinion. The terms of the Engagement Agreement provide that Peters & Co. is to be paid fees for its services as financial advisor, including: (i) a fixed fee that is payable for this Fairness Opinion that is not conditional on completion of the Arrangement; and (ii) a fee that is payable upon the successful completion of the Arrangement. The Company has also agreed to reimburse Peters & Co. for certain out-of-pocket expenses and to indemnify Peters & Co. in respect of certain liabilities which may be incurred by it in connection with the use of the Fairness Opinion by the Company and the Special Committee.

PETERS & CO. LIMITED

Qualifications of Peters & Co.

Peters & Co. is an independent investment dealer headquartered in Calgary, Alberta, Canada. The firm specializes in investments in the Canadian energy industry. Peters & Co. was founded in 1971 and is a participating member of the Toronto Stock Exchange, the TSX Venture Exchange, the Canadian Securities Exchange, the Canadian Investment Regulatory Organization, the Investment Industry Association of Canada and the Canadian Investor Protection Fund. Peters & Co. Equities Inc., a wholly-owned subsidiary of Peters & Co., is a member of the Financial Industry Regulatory Authority, the Securities Investor Protection Corporation and the Securities Industry and Financial Markets Association in the United States.

Peters & Co. provides investment services to institutional investors and individual private clients; employs its own sales and trading group; conducts specialized and comprehensive investment research on the energy industry; and is an active underwriter for, and financial advisor to, companies active in the Canadian and international energy industry. Peters & Co. and its principals have participated in a significant number of transactions involving energy companies in Canada and internationally and have acted as financial advisors in a significant number of transactions involving evaluations of, and opinions for, private and publicly- traded companies.

The opinion expressed herein is the opinion of Peters & Co. as a firm. This Fairness Opinion has been reviewed and approved for release by certain senior corporate finance principals of Peters & Co., all of whom are experienced in merger, acquisition, divestiture, valuation and fairness opinion matters.

Relationship of Peters & Co. with Interested Parties

Neither Peters & Co. nor any of its affiliates or associates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Alberta)) of the Company or Crescent Point. Neither Peters & Co. nor any of its affiliates is acting as an advisor to the Company or Crescent Point in connection with any matter, other than acting as a financial advisor to the Special Committee pursuant to the Engagement Agreement as outlined above.

Peters & Co. acts as a trader and dealer, both as principal and as agent, in major financial markets and as such has had, or may have, positions in the securities of the Company and / or Crescent Point from time to time and has executed, or may execute, transactions in the securities of the Company and / or Crescent Point for which it receives compensation. In addition, as an investment dealer, Peters & Co. conducts research on securities and may, in the ordinary course of its business, be expected to provide investment advice to its clients on investment matters, including in respect of the securities of the Company, Crescent Point and / or the Arrangement. There are no understandings, agreements or commitments between Peters & Co. and the Company or Crescent Point with respect to future business dealings. However, in the course of the two years prior to delivery of this Fairness Opinion, Peters & Co. has, with respect to the Company, acted as financial advisor to the Company in connection with the business combination with Decarbonization Plus Acquisition Corporation IV, which closed in February 2023.

Scope of Review

In connection with rendering this Fairness Opinion, Peters & Co. has reviewed and relied upon, among other things, the following:

PETERS & CO. LIMITED

Information Concerning the Company

(i) the draft of the Agreement;

(ii) the draft Plan of Arrangement;

(iii) the draft Voting Agreement to be entered into between Riverstone and Crescent Point;

(iv) the draft Voting Agreement to be entered into between each of the directors and officers of the Company and Crescent Point;

(v) the draft area of exclusion, non-competition and confidentiality agreements to be entered into by each of the senior officers of the Company and Crescent Point;

(vi) the draft lock-up agreement with respect to the common shares of Crescent Point to be received by Riverstone under the Arrangement, to be entered into between Riverstone and Crescent Point;

(vii) the draft Company Disclosure Letter;

(each of the drafts set forth in clauses (i) through (vii) above being the most recent drafts circulated prior to the delivery of this Fairness Opinion on the date hereof)

(viii) annual reports and management's discussion and analysis of the Company (including its predecessors) for each of the last three years ended December 31, 2020 through 2022;

(ix) the audited annual financial statements of the Company (including its predecessors) for each of the last three years ended December 31, 2020 through 2022;

(x) the Company's information circular-proxy statement dated May 1, 2023;

(xi) the interim financial statements and accompanying management's discussion and analysis of the Company for the three and six months ended June 30, 2023;

(xii) the draft interim financial statements and accompanying management's discussion and analysis of the Company for the three and nine months ended September 30, 2023;

(xiii) the report prepared by McDaniel & Associates Consultants Ltd. evaluating the oil, natural gas and natural gas liquids reserves of the Company as at December 31, 2022;

(xiv) an evaluation of the petroleum reserves of the Company as prepared by McDaniel & Associates Consultants Ltd. as of December 31, 2022, mechanically updated by the Company for a January 1, 2024 effective date;

(xv) the Company's amended Form F4 as filed with the Securities and Exchange Commission on December 23, 2022;

(xvi) certain internal financial information and forecasts of the Company, prepared by management of the Company;

(xvii) the Company's fourth amended and restated credit agreement dated September 27, 2023;

(xviii) certain public disclosure by the Company as filed on the System for Electronic Document Analysis and Retrieval + to the date hereof;

PETERS & CO. LIMITED

(xix) discussions with senior management of the Company relating to the Company's current business, plans, financial condition and prospects, including the results of recent operating activities;

(xx) information obtained in various due diligence discussions with the senior management and certain other employees of the Company; and

(xxi) certain confidential financial, operational, legal, corporate and other information prepared by or provided by the senior management of the Company that was requested by Peters & Co., the

Company's other financial advisor and / or Crescent Point (including Crescent Point's legal and financial advisors).

Information Concerning Crescent Point

(i) annual reports and management's discussion and analysis of Crescent Point for each of the last three years ended December 31, 2020 through 2022;

(ii) the audited annual financial statements of Crescent Point for each of the last three years ended December 31, 2020 through 2022;

(iii) annual information forms of Crescent Point for each of the last three years ended December 31, 2020 through 2022;

(iv) historical management information circulars of Crescent Point filed in each of 2023, 2022 and 2021;

(v) the interim financial statements and accompanying management's discussion and analysis of Crescent Point for the three and nine months ended September 30, 2023;

(vi) certain confidential internal financial information and forecasts of the Company, prepared by management of Crescent Point;

(vii) information on Crescent Point's financing plan with respect to the Arrangement;

(viii) certain public disclosure by Crescent Point as filed on the System for Electronic Document Analysis and Retrieval + to the date hereof;

(ix) discussions with senior management of Crescent Point relating to Crescent Point's current business, plans, financial condition and prospects, including the results of recent operating activities; and

(x) information obtained in various due diligence discussions with the senior management and certain other employees of Crescent Point.

In addition to the information detailed above, Peters & Co. has:

(i) reviewed certain publicly available information pertaining to current and expected future oil and natural gas prices, industry activity levels and other economic factors;

(ii) reviewed and considered capital market conditions, both current and expected, for the energy industry in general, for selected energy companies operating in similar jurisdictions, and for the Company and Crescent Point specifically;

(iii) reviewed the operating and financial performance and business characteristics of the Company and Crescent Point relative to the performance and characteristics of select relevant public and private exploration and production companies operating in similar jurisdictions;

(iv) reviewed public information with respect to other select transactions of a comparable nature;

PETERS & CO. LIMITED

(v) received representations contained in a certificate addressed to us from two senior officers of the Company, both of whom are also directors of the Company, as to the completeness and accuracy of the information upon which this Fairness Opinion is based; and

(vi) reviewed other financial, securities market and industry information and carried out such other analyses and investigations as Peters & Co. considered necessary and appropriate in the circumstances.

Peters & Co. was granted access by the Company to its senior management, the Special Committee and legal advisors and was, to the best of our knowledge, provided with all material information related to the Company and the Arrangement.

Assumptions and Limitations

This Fairness Opinion is rendered on the basis of securities market, economic and general business and financial conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Company and Crescent Point as reflected in the information and documents reviewed by us and as represented to us in our discussions with the senior management of the Company and Crescent Point. In our analyses, numerous assumptions were made with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of any party involved.

For the purposes of rendering this Fairness Opinion, Peters & Co. has also assumed that the representations and warranties of each party contained in the Agreement are true and correct in all material respects and that each party will perform all of the covenants and agreements required to be performed by it under the Agreement and that the Company will be entitled to fully enforce its rights under the Agreement and receive the benefits therefrom in accordance with the terms thereof.

Peters & Co. has assumed and relied upon the accuracy, completeness and fair presentation of all of the financial and other information, data, advice, other materials, representations and opinions (the "Disclosure") obtained by us from public sources or received from the Company and Crescent Point or their respective consultants or advisors or otherwise pursuant to our engagement, and this Fairness Opinion is conditional upon such completeness, accuracy and fairness. Peters & Co. has not attempted to verify independently the accuracy or completeness of any such Disclosure.

The Arrangement is subject to a number of conditions outside the control of the Company and Crescent Point and we have assumed that all conditions precedent to the completion of the Arrangement can be satisfied in due course and in a reasonable amount of time and all consents, permissions, exemptions or orders of regulatory authorities will be obtained, without adverse conditions or qualifications. In rendering this Fairness Opinion, we express no views as to the likelihood that the conditions with respect to the Arrangement will be satisfied or waived or that the Arrangement will be implemented within the timeframe indicated in the Agreement. This Fairness Opinion does not constitute a recommendation as to whether any holders of Common Shares should vote in favour of the Arrangement.

Certain senior officers of the Company, who are also directors of the Company, have represented to us in a certificate dated the date hereof that, among other things, the information, data, budgets, company generated reports, evaluations, representations and other material, financial or otherwise (collectively, the "Information") provided to us in writing by or on behalf of the Company was, on the applicable dates of the Information, true and correct in all material respects when taken together, and that since the date of the provision of such Information, except as disclosed to us, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business or operations of the Company or any of its subsidiaries, and there has been no change of any material fact which is of a nature so as to render such Information, taken as a whole, untrue or misleading in any material respect. With respect to any forecasts and projections included in the Information provided to Peters & Co. and used in our analyses, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgments of the management of the Company as to the matters covered thereby, and in rendering the Fairness Opinion, we express no view as to the reasonableness of such forecasts or projections or the assumptions on which they are based.

PETERS & CO. LIMITED

Peters & Co. has not been engaged to provide and has not provided: (i) an opinion as to the fairness of the Arrangement to the holders of any securities of the Company, other than to holders of Common Shares; (ii) an opinion as to the relative fairness of the Arrangement among and between the holders of the Company's securities; (iii) an opinion as to the fairness of the process underlying the Arrangement; (iv) a formal valuation or appraisal of the Company or any of its securities or assets or the securities or assets of the Company's associates or affiliates (nor have we been provided with any such valuation); (v) a formal valuation or appraisal of Crescent Point or any of its securities or assets or the securities or assets of Crescent Point's associates or affiliates (nor have we been provided with any such valuation); (vi) an opinion concerning the future trading price of any of the securities of the Company or Crescent Point, or of securities of their respective associates or affiliates following the completion of the Arrangement; or (vii) an opinion of the merits of entering into the Arrangement or any alternative business strategy; and the Fairness Opinion should not be construed as such.

Fairness Opinion and Reliance

Based upon and subject to all of the foregoing, Peters & Co. is of the opinion that, as of the date hereof, the Consideration to be received by the holders of Common Shares pursuant to the Arrangement is fair, from a financial point of view, to the holders of Common Shares.

This Fairness Opinion may be relied upon by the Special Committee solely for the purposes of considering the Arrangement and may not be published, reproduced, disseminated, quoted from, or referred to, in whole or in part, or be used or relied upon by any person, or for any other purpose, without our express prior written consent, except that a copy of this letter, in its entirety, together with a summary of the opinion in a form acceptable to Peters & Co., may be included in the documents prepared and delivered to the holders of Common Shares in connection with the Arrangement.

Yours truly,

(signed) "Peters & Co. Limited"

PETERS & CO. LIMITED

APPENDIX F

SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

Pursuant to the ABCA, Shareholders have the right to dissent in respect of the Arrangement Resolution in accordance with section 191 of the ABCA. Such right to dissent is described in the Notice of Special Meeting of Hammerhead. The full text of section 191 of the ABCA is set forth below.

191(1) Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b) amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(b.1) amend its articles under section 173 to add or remove an express statement establishing the unlimited liability of shareholders as set out in section 15.2(1),

(c) amalgamate with another corporation, otherwise than under section 184 or 187,

(d) be continued under the laws of another jurisdiction under section 189, or

(e) sell, lease or exchange all or substantially all its property under section 190.

(2) A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3) In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a) at or before any meeting of shareholders at which the resolution is to be voted on, or

(b) if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder's right to dissent.

(6) An application may be made to the Court after the adoption of a resolution referred to in subsection (1) or (2),

(a) by the corporation, or

(b) by a shareholder if the shareholder has sent an objection to the corporation under subsection (5),

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section, or to fix the time at which a shareholder of an unlimited liability corporation who dissents under this section ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(7) If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8) Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a) at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b) within 10 days after the corporation is served with a copy of the application, if a shareholder is the applicant.

(9) Every offer made under subsection (7) shall

(a) be made on the same terms, and

(b) contain or be accompanied with a statement showing how the fair value was determined.

(10) A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder's shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11) A dissenting shareholder

(a) is not required to give security for costs in respect of an application under subsection (6), and

(b) except in special circumstances must not be required to pay the costs of the application or appraisal.

(12) In connection with an application under subsection (6), the Court may give directions for

(a) joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b) the trial of issues and interlocutory matters, including pleadings and questioning under Part 5 of the Alberta Rules of Court,

(c) the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d) the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e) the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f) the service of documents, and

(g) the burden of proof on the parties.

(13) On an application under subsection (6), the Court shall make an order

(a) fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b) giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders,

(c) fixing the time within which the corporation must pay that amount to a shareholder, and

(d) fixing the time at which a dissenting shareholder of an unlimited liability corporation ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(14) On

(a) the action approved by the resolution from which the shareholder dissents becoming effective,

(b) the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder's shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or

(c) the pronouncement of an order under subsection (13),

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder's shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15) Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16) Until one of the events mentioned in subsection (14) occurs,

(a) the shareholder may withdraw the shareholder's dissent, or

(b) the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17) The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18) If subsection (20) applies, the corporation shall, within 10 days after

(a) the pronouncement of an order under subsection (13), or

(b) the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder's shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19) Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder's notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder's full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b) the realizable value of the corporation's assets would by reason of the payment be less than the aggregate of its liabilities.

APPENDIX G

INFORMATION CONCERNING HAMMERHEAD ENERGY INC.

NOTICE TO READER

Unless the context indicates otherwise, capitalized terms which are used in this Appendix G and not otherwise defined in this Appendix G have the meanings given to such terms under the heading "Glossary of Terms" in this Information Circular.

FORWARD-LOOKING STATEMENTS

This Appendix G and the documents incorporated by reference herein contain forward-looking statements within the meaning of applicable Securities Laws (collectively, "forward-looking statements").

Forward-looking statements may be identified by words like "may", "can", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "aim", "seek", "propose", "contemplate", "estimate", "focus", "strive", "forecast", "expect", "project", "target", "potential", "objective", "continue", "outlook", "vision", "opportunity" and similar expressions suggesting future events or future performance, as they relate to Hammerhead. In particular, this Appendix G contains forward-looking statements pertaining to Hammerhead's strategy and focus; the purchase price of the Arrangement and the components thereof; and Hammerhead's updated production guidance for 2023. Also see "Forward-Looking Statements" in this Information Circular.

The forward-looking information contained in this Appendix G reflects several material factors and expectations and assumptions made by Hammerhead as of the date of such information. Hammerhead believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable as of the time of such information but no assurance can be given that these factors, expectations and assumptions will prove to be correct, and such forward-looking information included in this Appendix G should not be unduly relied upon.

Hammerhead's actual results could differ materially from those anticipated in the forward-looking information as a result of both known and unknown risks, including the risk factors set forth under the heading "Risk Factors" in this Information Circular, the Hammerhead Annual Report, and the Hammerhead Annual MD&A, which are available on Hammerhead's SEDAR Plus issuer profile at www.sedarplus.ca.

HAMMERHEAD

Hammerhead is an oil and natural gas exploration, development and production company, earning revenue from the extraction and sale of oil, natural gas and natural gas liquids. Hammerhead's reserves, producing properties and exploration prospects are located in the Province of Alberta in the Deep Basin of West Central Alberta where Hammerhead is developing multi-zone, liquids-rich oil and gas plays. Hammerhead holds a large, contiguous land base in the Gold Creek and Karr areas. The stratigraphy underlying Hammerhead's operating area falls largely within the Deep Basin liquids window and is characterized as having multiple stacked prospective oil bearing formations that lend themselves to horizontal drilling and multi-stage fracturing technology.

Hammerhead was formed by the amalgamation of DCRD and NewCo on February 22, 2023 pursuant to the SPAC Transaction under the ABCA.

Hammerhead's head and principal place of business is located at Eighth Avenue Place, East Tower, Suite 2700, 525-8th Avenue S.W., Calgary, Alberta, T2P 1G1, and its registered office is located at Suite 2400, 525 - 8th Avenue S.W., Calgary, Alberta, T2P 1G1.

For further information regarding Hammerhead and its business activities, including Hammerhead's intercorporate relationships and organizational structure, see the Hammerhead Annual Report, which is available under Hammerhead's SEDAR Plus issuer profile at www.sedarplus.ca. Readers are encouraged to review this information as it contains important information about Hammerhead.

RECENT DEVELOPMENTS

The Arrangement

On November 6, 2023 Hammerhead entered into the Arrangement Agreement with Crescent Point, whereby Crescent Point is expected to acquire (subject to approval of the Arrangement Resolution by Shareholders, and receipt of Court approvals and the Key Regulatory Approvals) all Common Shares. The aggregate Consideration implies an enterprise value for Hammerhead of approximately $2.55 billion, inclusive of assumed net debt, consisting of approximately 53.2 million CPG Shares (approximately $548 million in value as of November 6, 2023) and an aggregate of approximately $1.5 billion in cash. For a detailed description of the Arrangement, including the consideration payable for the Common Shares, see "The Arrangement" in this Information Circular.

Increased Production Guidance

On September 6, 2023, Hammerhead announced, among other things, an increase in 2023 annual average production guidance of 41,500 boe/d (consisting of 18,213 bbls/d of tight oil, 148,648 Mcf/d of shale gas, and 5,503 bbls/d of natural gas liquids) from the previous estimate of 40,200 boe/d.

DESCRIPTION OF HAMMERHEAD SHARES

Hammerhead is authorized to issue an unlimited number of Common Shares, without par value, and first preferred shares, issuable in series and limited in number to an amount equal to not more than 20% of the number of issued and outstanding Common Shares at the time of issuance of any first preferred shares. As at the date hereof, there are 95,937,054 Common Shares issued and outstanding and no first preferred shares are issued and outstanding.

Shareholders are entitled to receive notice of and to attend any meeting of Shareholders, except meetings at which only holders of a different class or series of shares of Hammerhead are entitled to vote, and are entitled to one vote for each Common Share. Subject to the prior rights and privileges attached to any other class or series of shares of Hammerhead, Shareholders are entitled to receive dividends at such times and in such amounts as the directors of Hammerhead may in their discretion from time to time declare. Subject to the prior rights and privileges attached to any other class or series of shares of Hammerhead, upon the voluntary or involuntary liquidation, dissolution or winding-up of Hammerhead or any other distribution of its assets among the Shareholders for the purpose of winding up its affairs, Shareholders will have the right to receive, in cash or other assets, for each Common Share held, from out of (but only to the extent of) the remaining property of Hammerhead legally available for distribution to Shareholders, its pro rata share of such remaining property based on the number of Common Shares held by such Shareholder, and will rank equally with all Shareholders with respect to such distribution.

DIVIDENDS

Hammerhead has not paid any dividends on the Common Shares. Pursuant to the Articles of Hammerhead, Shareholders are entitled to receive dividends at such times and in such amounts as the Board may in its discretion from time to time declare, subject to the prior rights and privileges attached to any other class or series of shares of the Corporation. Under the ABCA, Hammerhead may not pay a dividend in money or other property if there are reasonable grounds for believing that the Corporation is, or would after the payment be, unable to pay its liabilities as they become due, or the realizable value of the Corporation's assets would thereby be less than the aggregate of its liabilities and stated capital of all classes.

Any decision to pay dividends in the future will be at the discretion of the Board and will depend on many factors including, among others, Hammerhead's financial condition, fluctuations in commodity prices, production levels, capital expenditure requirements, debt services requirements, operating costs, royalty burdens, foreign exchange rates, contractual restrictions, financing agreement covenants, any agreements relating to the Corporation's indebtedness that restrict the declaration and payment of dividends, solvency tests imposed by applicable corporate law and other factors that the Board may deem relevant.

PRIOR SALES

Except as otherwise described herein, during the 12-month period prior to the date of this Information Circular, Hammerhead has not issued any Common Shares or securities convertible into Common Shares other than as set out in the following table. Hammerhead was formed by the amalgamation of NewCo and DCRD on February 22, 2023, and as such the Corporation did not distribute any Common Shares prior thereto.

Date of Issuance	Type of Security	Number of Securities	Exercise Price per Security
February 23, 2023	Common Shares	90,778,275(1)	N/A
February 23, 2023	Warrants	28,549,991(2)	US$11.50
February 23, 2023	Legacy Options	671,539(3)	$7.83
February 23, 2023	Legacy RSUs	5,329,938(4)	$0.16
March 1, 2023	Legacy RSU Exercise	14,658	$0.16
March 2, 2023	Legacy RSU Exercise	31,061	$0.16
March 3, 2023	Legacy RSU Exercise	29,165	$0.16
March 3, 2023	Legacy Option Exercise	7,211	$7.83
March 6, 2023	Legacy RSU Exercise	2,431	$0.16
March 7, 2023	Legacy RSU Exercise	4,543	$0.16
March 13, 2023	Legacy RSU Exercise	1,200	$0.16
March 20, 2023	Legacy RSU Exercise	4,422	$0.16
March 23, 2023	Legacy RSU Exercise	4,000	$0.16
March 24, 2023	Legacy RSU Exercise	50,799	$0.16
March 31, 2023	Legacy RSU Exercise	3,428	$0.16
April 4, 2023	Legacy RSU Exercise	5,000	$0.16
April 5, 2023	Legacy RSU Exercise	10,574	$0.16
April 6, 2023	Legacy RSU Exercise	2,000	$0.16
April 10, 2023	Equity Incentive Awards	1,949,700(5)	$0.00
April 12, 2023	Legacy RSU Exercise	3,080	$0.16
April 18, 2023	Legacy RSU Exercise	5,335	$0.16
May 1, 2023	Equity Incentive Awards	9,115(5)	$0.00
May 1, 2023	Legacy RSU Exercise	16,440	$0.16
May 17, 2023	Legacy Option Exercise	639	$7.83
May 18, 2023	Legacy RSU Exercise	19,041	$0.16
May 19, 2023	Legacy RSU Exercise	15,847	$0.16
May 23, 2023	Legacy RSU Exercise	3,900	$0.16
May 24, 2023	Legacy RSU Exercise	640	$0.16
May 26, 2023	Legacy Option Exercise	1,533	$7.83
May 26, 2023	Legacy RSU Exercise	14,614	$0.16
May 29, 2023	Legacy RSU Exercise	2,200	$0.16
May 30, 2023	Legacy RSU Exercise	5,500	$0.16
May 30, 2023	Legacy Option Exercise	11,661	$7.83
June 9, 2023	Legacy RSU Exercise	4,731	$0.16
June 27, 2023	Legacy RSU Exercise	2,820	$0.16
July 4, 2023	Legacy RSU Exercise	7,891	$0.16
July 7, 2023	Legacy RSU Exercise	11,841	$0.16
August 9, 2023	Legacy RSU Exercise	5,460	$0.16
August 9, 2023	Equity Incentive Awards	5,230(5)	$0.00
August 11, 2023	Legacy Option Exercise	2,108	$7.83
August 11, 2023	Legacy RSU Exercise	6,000	$0.16
August 14, 2023	Legacy Option Exercise	15,704	$7.83
August 14, 2023	Legacy RSU Exercise	17,836	$0.16
August 14, 2023	Equity Incentive Awards	8,673(5)	$0.00
August 15, 2023	Legacy RSU Exercise	23,108	$0.16
August 15, 2023	Equity Incentive Awards	18,000(5)	$0.00
August 16, 2023	Legacy RSU Exercise	7,826	$0.16
August 17, 2023	Legacy RSU Exercise	7,735	$0.16

Date of Issuance	Type of Security	Number of Securities	Exercise Price per Security
August 18, 2023	Legacy RSU Exercise	400	$0.16
August 21, 2023	Legacy RSU Exercise	7,926	$0.16
August 22, 2023	Legacy RSU Exercise	1,988	$0.16
August 22, 2023	Warrant Exercise(6)	2,800	US$11.50
August 23, 2023	Warrant Exercise(6)	10,065	US$11.50
August 25, 2023	Warrant Exercise(6)	3,108	US$11.50
August 29, 2023	Warrant Exercise(6)	1,036	US$11.50
August 30, 2023	Legacy RSU Exercise	49,400	$0.16
August 31, 2023	Legacy Option Exercise	1,600	$7.83
August 31, 2023	Warrant Exercise(6)	300,670	US$11.50
September 1, 2023	Legacy RSU Exercise	4,000	$0.16
September 1, 2023	Warrant Exercise(6)	12,728	US$11.50
September 5, 2023	Warrant Exercise(6)	490,246	US$11.50
September 6, 2023	Warrant Exercise(6)	316,686	US$11.50
September 7, 2023	Warrant Exercise(6)	482,278	US$11.50
September 8, 2023	Legacy Option Exercise	50	$7.83
September 8, 2023	Warrant Exercise(6)	82,449	US$11.50
September 11, 2023	Legacy RSU Exercise	750	$0.16
September 11, 2023	Warrant Exercise(6)	162,931	US$11.50
September 12, 2023	Warrant Exercise(6)	401,357	US$11.50
September 13, 2023	Warrant Exercise(6)	151,480	US$11.50
September 14, 2023	Warrant Exercise (6)	1,838,466	US$11.50
September 15, 2023	Warrant Exercise(6)	371,359	US$11.50
September 18, 2023	Legacy RSU Exercise	3,000	$0.16
September 18, 2023	Warrant Exercise(6)	1,524	US$11.50
September 19, 2023	Warrant Exercise(6)	1,408	US$11.50
September 27, 2023	Legacy RSU Exercise	2,350	$0.16
October 5, 2023	Legacy RSU Exercise	2,700	$0.16
October 16, 2023	Legacy Option Exercise	639	$7.83
November 3, 2023	Legacy Option Exercise	12,438	$7.83
November 6, 2023	Legacy RSU Exercise	3,913	$0.16
November 8, 2023	Legacy RSU Exercise	2,364	$0.16
November 10, 2023	Legacy Option Exercise	1,627	$7.83
November 10, 2023	Legacy RSU Exercise	13,278	$0.16
November 15, 2023	Legacy RSU Exercise	35,783	$0.16

Notes:

(1) Issued in connection with the SPAC Transaction.  In connection with the SPAC Transaction, Hammerhead filed a prospectus with the SEC pursuant to Rule 424(b)(3) relating to its Registration Statement on Form F-4 in respect of the issuance of up to 127,759,879 Common Shares, 30,050,000 Warrants and 30,050,000 Common Shares issuable upon the exercise of the Warrants. Upon the closing of the SPAC Transaction, the Corporation had 90,778,275 Common Shares and 28,549,991 Warrants issued and outstanding.  For more information regarding the SPAC Transaction, see the subsection entitled "Operating and Financial Review and Prospects - Business Combination" in the Hammerhead Annual Report, which is available on Hammerhead's SEDAR Plus issuer profile at www.sedarplus.ca. Hammerhead also filed with the SEC a Registration Statement on Form F-1 on March 16, 2023 and an amendment thereto on April 14, 2023 (as amended, the "Registration Statement"), in respect of resales by the selling securityholders named therein from time to time of up to 99,176,973 Common Shares, including up to 12,737,500 Common Shares issuable upon exercise of Warrants, 12,737,500 Warrants and the issuance of up to 28,549,991 Common Shares underlying Warrants.  The Registration Statement was declared effective by the SEC on May 1, 2023.  Hammerhead has not and will not receive any proceeds from any resales of securities by the selling securityholders under the Registration Statement.

(2) Issued in connection with the SPAC Transaction. As of the date hereof, no Warrants are outstanding, having been exercised by the holders thereof, or redeemed or purchased for cancellation in connection with Hammerhead's substantial issuer bid and the redemption of the Warrants. See "Recent Developments - Substantial Issuer Bid and Warrant Redemption" above.

(3) Options were originally granted under the share option plan of HHR effective March 21, 2011, as amended, and were subsequently exchanged for Legacy Options to purchase Common Shares in connection with the SPAC Transaction.  For more information on the terms of the Legacy Options, Legacy RSUs, Equity Incentive Awards and Options, see the complete versions of the Legacy Share Option Plan, Legacy RSU Plan, Equity Incentive Award Plan and Option Plan, respectively, as filed by Hammerhead with the applicable Canadian securities commissions (available under Hammerhead's SEDAR Plus issuer profile at www.sedarplus.ca).

(4) Restricted share unit awards were originally granted under the share award plan of HHR effective August 31, 2016, as amended and restated, and were exchanged for Legacy RSUs to acquire Common Shares in connection with the SPAC Transaction. For more information on the terms of the Legacy Options, Legacy RSUs, Equity Incentive Awards and Options, see the complete versions of the Legacy Share Option Plan, Legacy RSU Plan, Equity Incentive Award Plan and Option Plan, respectively, as filed by Hammerhead with the applicable Canadian securities commissions (available under Hammerhead's SEDAR Plus issuer profile at www.sedarplus.ca).

(5) Issued pursuant to the Equity Incentive Award Plan. For more information on the terms of the Legacy Options, Legacy RSUs, Equity Incentive Awards and Options, see the complete versions of the Legacy Share Option Plan, Legacy RSU Plan, Equity Incentive Award Plan and Option Plan, respectively, as filed by Hammerhead with the applicable Canadian securities commissions (available under Hammerhead's SEDAR Plus issuer profile at www.sedarplus.ca).

(6) 15,642,972 Warrants were exercised by the holder on a cashless basis at an exchange ratio of 0.296 Common Shares per Warrant, 301 Warrants were exercised by the holder on a cash basis at an exercise price of US$11.50 per Warrant and the remaining 54,483 Warrants were redeemed for a cash payment of US$0.10 per Warrant. In aggregate, 4,630,591 Common Shares were issued for exercised Warrants.

PRICE RANGE AND VOLUME OF TRADING OF COMMON SHARES

The Common Shares are listed and posted for trading on the TSX under the symbol "HHRS" and on the NASDAQ under the symbol "HHRS". If the Arrangement is completed, the Common Shares will be de-listed from the TSX and NASDAQ. The Common Shares began trading on the TSX and the NASDAQ on February 27, 2023. Prior thereto, no securities of Hammerhead were traded on any exchange. From February 27, 2023 to September 15, 2023, the Warrants also traded on the TSX and NASDAQ under the symbols "HHRS.WT" and "HHRSW", respectively. In connection with Hammerhead's substantial issuer bid and the redemption of the Warrants, there are no longer any Warrants outstanding and the Warrants no longer trade on any exchange. For more information see "Recent Developments - Substantial Issuer Bid and Warrant Redemption" above.

The following table sets forth, for the periods indicated, the reported high and low daily trading prices and the aggregate volume of trading for the Common Shares on the TSX and NASDAQ.

	Price Range
TSX Trading (HHRS)	High ($)	Low ($)	Volume
2023
November 1-16	20.94	17.70	1,763,484
October	18.07	15.59	289,108
September	18.08	14.00	385,136
August	17.75	11.67	570,981
July	11.60	9.29	55,217
June	10.56	9.13	68,918
May	11.98	8.70	163,720
April	13.00	10.10	174,644
March	18.97	8.25	193,268
February 27-28	29.50	13.15	45,265

NASDAQ Trading (HHRS)	High (U.S.$)	Low (U.S.$)	Volume
2023
November 1-16	14.95	12.96	804,692
October	12.92	11.56	1,634,176
September	13.51	10.51	1,146,380
August	12.92	8.81	1,310,127
July	8.87	7.01	302,479
June	7.90	6.75	416,780
May	8.30	6.31	345,214
April	9.82	7.50	529,969
March	14.32	6.00	2,650,504
February 27-28	39.30	9.76	686,904

The closing price of the Common Shares on the TSX and the NASDAQ on November 6, 2023, the last completed trading day prior to the public announcement of the Arrangement, was $20.00 and US$14.63, respectively, and on November 16, 2023, the last completed trading day on the TSX and the NASDAQ before the date of this Information Circular, the closing price per Common Shares was $20.28 and US$14.68, respectively.

Following completion of the Arrangement, it is anticipated that the Common Shares will be delisted from the TSX and the NASDAQ.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as described in this Information Circular and the SPAC Transaction, Hammerhead is not aware of any interest, direct or indirect, of any "Informed Person" (as defined in NI 51-102) of Hammerhead, any proposed director of Hammerhead or any associate or affiliate of any Informed Person or proposed director, in any transaction since January 1, 2022 or in any proposed transaction which has materially affected or would materially affect Hammerhead or any of its Subsidiaries.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are Ernst & Young LLP, Chartered Professional Accountants, 2200, 215 - 2nd Street S.W., Calgary, Alberta T2P 1M4. Ernst & Young LLP was first appointed as auditor of the Corporation on December 6, 2022.

The transfer agent and registrar for the Common Shares is Computershare Trust Company of Canada at its principal offices located at 800, 324-8th Avenue S.W., Calgary, Alberta T2P 2Z2.

INTERESTS OF EXPERTS

The following persons and companies have prepared certain sections of this Information Circular and/or Appendices attached hereto as described below, or are named as having prepared or certified a report, statement or opinion contained in this Information Circular.

Name of Person or Company	Nature of Relationship

Peters & Co. Limited(1)	Author of the Peters & Co. Fairness Opinion

CIBC(2)	Author of the CIBC Fairness Opinion

Notes:

(1) To the knowledge of Hammerhead, none of the persons or companies so named above (or any of the designated professionals thereof) held securities representing more than 1% of all issued and outstanding Common Shares as at the date of the statement, report or valuation in question, and none of the persons above is or is expected to be elected, appointed or employed as a director, officer or employee of Hammerhead, Crescent Point or of any associate or affiliate of Hammerhead or Crescent Point, as applicable.

(2) To the knowledge of Hammerhead, none of the persons or companies so named above held securities representing more than 1% of all issued and outstanding Common Shares as at the date of the statement, report or valuation in question, and none of the persons above is or is expected to be elected, appointed or employed as a director, officer or employee of Hammerhead, Crescent Point or of any associate or affiliate of Hammerhead or Crescent Point, as applicable.

ADDITIONAL INFORMATION

Additional information relating to Hammerhead is available on SEDAR Plus at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. Financial information in respect of Hammerhead and its affairs is provided in the Hammerhead Annual Financial Statements, the Hammerhead Annual MD&A, the Hammerhead Interim Financial Statements and the Hammerhead Interim MD&A. Additional information, including directors' and officers' remuneration and the securities authorized for issuance under equity compensation plans, is contained in the Hammerhead Annual Report and the Hammerhead Circular. Copies of the Hammerhead Annual Financial Statements, the Hammerhead Annual MD&A, the Hammerhead Interim Financial Statements and the Hammerhead Interim MD&A may be obtained on request without charge from the Senior Vice President and Chief Financial Officer of Hammerhead at Suite 2700, 525 - 8th Avenue S.W., Calgary, Alberta T2P 1G1 (telephone (403) 930-0560) and are also available electronically on the SEDAR Plus issuer profile for Hammerhead at www.sedarplus.ca and on the EDGAR profile for Hammerhead at www.sec.gov/edgar.

APPENDIX H

INFORMATION CONCERNING CRESCENT POINT ENERGY CORP.

NOTICE TO READER

Unless the context indicates otherwise, capitalized terms which are used in this Appendix H and not otherwise defined in this Appendix H have the meanings given to such terms under the heading "Glossary of Terms" in this Information Circular.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Appendix H, and in the documents incorporated by reference herein, constitute forward-looking information and forward-looking statements (collectively referred to as "forward-looking statements") within the meaning of Securities Laws about Crescent Point's current expectations, estimates and projections about the future, based on certain assumptions made in light of experiences and perceptions of historical trends. In particular, this Appendix H contains forward-looking statements pertaining to Crescent Point's planned increase of its quarterly base dividend. Also see "Forward-Looking Statements" in this Information Circular. Readers should additionally carefully consider the matters and cautionary statements discussed under the heading "Risk Factors" in this Appendix H and the Crescent Point AIF.

DOCUMENTS INCORPORATED BY REFERENCE

Information in respect of Crescent Point has been incorporated by reference in this Appendix H from documents filed with the securities commissions or similar securities regulatory authorities in each province of Canada. Copies of the documents incorporated herein by reference may be obtained under Crescent Point's issuer profile on SEDAR Plus at www.sedarplus.ca, or on request, without charge, from Crescent Point's Senior Vice President, General Counsel and Corporate Secretary, at 2000 - 585 8th Ave S.W., Calgary, Alberta, T2P 1G1, Telephone (403) 693-0020.

The following documents of Crescent Point, filed with the securities commissions or similar securities regulatory authorities in each province of Canada, are specifically incorporated by reference into and form part of this Information Circular:

(a) the Crescent Point AIF;

(b) the Material Change Report of Crescent Point dated April 6, 2023 in respect of the asset sale agreement entered into by Crescent Point's wholly-owned subsidiary, Crescent Point Resources Partnership ("CPRP"), with Spartan Delta Corp. ("Spartan") pursuant to which the CPRP acquired Spartan's Montney assets in Alberta for total consideration of approximately $1.7 billion, subject to customary adjustments;

(c) the Management Information Circular dated April 6, 2023 in respect of Crescent Point's annual meeting of holders of CPG Shares ("Crescent Point Shareholders") held on May 18, 2023;

(d) the audited annual consolidated financial statements of Crescent Point as at and for the years ended December 31, 2022 and 2021, together with the notes thereto (the "Crescent Point Annual Financial Statements");

(e) the Crescent Point Annual MD&A;

(f) the Material Change Report of Crescent Point dated September 1, 2023 in connection with the purchase and sale agreement entered into by Crescent Point's wholly-owned subsidiary, Crescent Point Energy U.S. Corp. ("CPEUS"), with a private company pursuant to which CPEUS sold its North Dakota assets in their entirety for total cash consideration of approximately $675 million, subject to customary adjustments (the "North Dakota Asset Sale");

(g) the Crescent Point Interim Financial Statements;

(h) the Supplemental Disclosures;

(i) the Crescent Point Interim MD&A; and

(j) the Material Change Report of Crescent Point dated November 16, 2023 in respect of the Arrangement and Equity Financing.

Any documents of the type described in Section 11.1 of Form 44-101F1 - Short Form Prospectus filed by Crescent Point with the applicable securities regulatory authorities subsequent to the date of this Information Circular and prior to the Meeting shall be deemed to be incorporated by reference in this Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

AGENT FOR SERVICE OF PROCESS

James E. Craddock is a director of Crescent Point who resides outside of Canada. He has appointed Crescent Point, at Suite 2000, 585 - 8th Avenue S.W., Calgary, Alberta, T2P 1G1, as agent for service of process. It may not be possible to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

SUMMARY OF THE BUSINESS

Crescent Point is a conventional oil and gas producer with assets strategically focused in properties comprised of high quality, long life, operated, light and medium crude oil, natural gas liquids and natural gas reserves in Western Canada.

Crescent Point's head and registered office is located at Suite 2000, 585 - 8th Avenue S.W., Calgary, Alberta, T2P 1G1. CPG Shares are listed on the TSX and NYSE under the symbol "CPG".

Further details concerning Crescent Point, including information with respect to Crescent Point's assets, operations and history, are provided in the Crescent Point AIF. Readers are encouraged to thoroughly review the Crescent Point AIF as it contains important information about Crescent Point.

RECENT DEVELOPMENTS

On November 10, 2023, Crescent Point completed its previously announced Equity Financing.

On November 6, 2023 Crescent Point entered into the Arrangement Agreement with Hammerhead, pursuant to which Crescent Point proposed to, among other things, acquire all of the issued and outstanding Common Shares, by way of a plan of arrangement under the ABCA. For a full description of the Arrangement and the Arrangement Agreement, see "Details of the Arrangement - The Arrangement Agreement". Also see "Pro Forma Information Regarding Crescent Point - Pro Forma 2024 Outlook" and Appendix G "Information Concerning Hammerhead Energy Inc."

CONSOLIDATED CAPITALIZATION

There has been no material change in the share and loan capital of Crescent Point since the Crescent Point Interim Financial Statements, other than the North Dakota Asset Sale (as further discussed below) and in connection with the Equity Financing, whereby on November 10, 2023, Crescent Point issued 48,550,000 CPG Shares at $10.30 per CPG Share for gross proceeds of approximately $500 million. Crescent Point also granted the underwriters to the Equity Financing an over-allotment option to purchase up to an additional 15% of the CPG Shares issued in connection with the Equity Financing, being an additional 7,282,500 CPG Shares (the "Over-Allotment Option"). The Over-Allotment Option is exercisable, in whole or in part, until December 10, 2023. Prior to the Effective Date, Crescent Point shall use the net proceeds of the Equity Financing to repay bank indebtedness temporarily.

The North Dakota Asset Sale closed on October 24, 2023, and the application of the initial net proceeds of approximately $500 million received to-date therefrom have been used to reduce amounts outstanding under Crescent Point's Credit Facilities.

Readers should refer to the Crescent Point Interim Financial Statements and the related Crescent Point Interim MD&A, which are specifically incorporated by reference in this Information Circular.

DESCRIPTION OF SHARE CAPITAL

As of the date of this Information Circular, Crescent Point's authorized share capital consists of an unlimited number of CPG Shares. As of November 16, 2023, 570,999,851 CPG Shares were issued and outstanding. In addition, Crescent Point has in place: (i) a restricted share bonus plan dated July 2, 2009, as amended from time to time (the "Restricted Share Bonus Plan"), which is an incentive bonus compensation plan for eligible participants including directors, officers, employees and consultants of Crescent Point and its affiliates; and (ii) a stock option plan dated effective as of January 3, 2018, as amended (the "Stock Option Plan"), which is an incentive stock option plan for eligible participants including officers and employees of Crescent Point. As of the date hereof, there were 9,774,533 and 5,101,738 CPG Shares reserved for issuance pursuant to the Restricted Share Bonus Plan and Stock Option Plan, respectively.

Each CPG Share entitles its holder to receive notice of and to attend all meetings of the Crescent Point Shareholders and to one vote at such meetings. Crescent Point Shareholders are, at the discretion of the Crescent Point Board and subject to applicable legal restrictions, entitled to receive any dividends declared by the Crescent Point Board. The holders of CPG Shares are entitled to share equally in any distribution of the assets of Crescent Point upon the liquidation, dissolution, bankruptcy or winding up of Crescent Point or other distribution of its assets among Crescent Point Shareholders for the purpose of winding up its affairs. Such participation is subject to the rights, privileges, restrictions and conditions attaching to any other shares having priority over the CPG Shares.

DIVIDEND POLICY

Crescent Point has established a dividend policy of paying regular dividends to Crescent Point Shareholders.

The amount of cash dividends to be paid on the CPG Shares, if any, will be subject to the discretion of the Crescent Point Board and may vary depending on the prioritization of dividends within Crescent Point's capital allocation framework and a variety of factors, including the price of oil and gas, foreign exchange rates, market access, regulatory policies, the prevailing economic and competitive environment, results of operations, corporate debt levels and borrowing costs, leverage, liquidity, fluctuations in working capital, the taxability of Crescent Point, Crescent Point's ability to raise capital and other conditions existing from time to time. There can be no guarantee that Crescent Point will maintain or change its dividend policy.

In conjunction with the Arrangement but subject to the closing thereof, Crescent Point plans a 15% increase to its quarterly base dividend to $0.115 per CPG Share, from $0.10 per CPG Share previously. This dividend increase is subject to approval from the Crescent Point Board and the successful closing of the Arrangement. It is also expected to be effective in connection with the first quarter 2024 dividend, which is anticipated to be declared in early 2024.

The agreements governing Crescent Point's $2.76 billion combined revolving bank credit facilities and senior guaranteed notes provide that distributions to Crescent Point Shareholders are not permitted if the Corporation is in default of such agreements or the payment of such distribution would cause a default. See notes to the Crescent Point Interim Financial Statements and Crescent Point Annual Financial Statements that are incorporated by reference herein for further details on Crescent Point's Credit Facilities and Senior Notes. See "Pro Forma Information Regarding Crescent Point - Pro Forma Consolidated Capitalization".

Crescent Point has declared the following dividends per share on the outstanding CPG Shares for the past two years:

Period	Date Payable	Dividend per CPG Share
2021	October 1	$0.0025

2022	January 4	$0.03
	April 1	$0.045
	July 4	$0.065
	October 3	$0.08
	November 14	$0.035 (Special Dividend)

2023	January 3	$0.08
	March 17	$0.032 (Special Dividend)
	April 3	$0.10
	July 4	$0.10
	August 15	$0.035 (Special Dividend)
	October 2	$0.10
	November 22	$0.02 (Special Dividend)

PRIOR SALES

The following table summarizes the issuances of CPG Shares within the 12-month period prior to the date of this Information Circular, including all stock options and restricted share units exercisable or convertible into CPG Shares issued pursuant to the Stock Option Plan and the Restricted Share Bonus Plan, respectively.

Date(s) of Issuance	Number of CPG Shares	Issue Price per CPG Share	Description of Transaction
November 24, 2022	897	$10.70	Stock Option Plan
January 3, 2023	1,507	$9.55	Restricted Share Bonus Plan
January 5, 2023	1,388	$9.55	Restricted Share Bonus Plan
January 11, 2023	4,380	$9.32	Stock Option Plan
January 20, 2023	1,779	$9.88	Stock Option Plan
January 20, 2023	20,000	$9.63	Stock Option Plan
March 31, 2023	16,533	$9.34	Stock Option Plan
April 3, 2023	718,399	$10.01	Restricted Share Bonus Plan
April 5, 2023	668,377	$10.01	Restricted Share Bonus Plan
April 5, 2023	12,983	$10.14	Stock Option Plan
April 10, 2023	10,027	$10.14	Stock Option Plan
April 13, 2023	159,406	$10.27	Stock Option Plan
April 18, 2023	40,000	$10.26	Stock Option Plan
April 19, 2023	8,215	$10.36	Stock Option Plan
April 20, 2023	7,196	$10.46	Stock Option Plan
April 21, 2023	37,161	$10.25	Stock Option Plan
June 5, 2023	20,000	$8.77	Stock Option Plan
July 4, 2023	1,693	$9.05	Restricted Share Bonus Plan
August 1, 2023	40,349	$10.55	Stock Option Plan
August 2, 2023	17,273	$10.74	Stock Option Plan
August 11, 2023	5,162	$11.23	Stock Option Plan
August 31, 2023	11,045	$10.96	Stock Option Plan
September 6, 2023	10,432	$11.40	Stock Option Plan
September 7, 2023	2,715	$11.54	Stock Option Plan
September 8, 2023	2,996	$11.64	Stock Option Plan
September 19, 2023	17,699	$11.47	Stock Option Plan
October 2, 2023	23,216	$10.81	Restricted Share Bonus Plan
October 4, 2023	21,437	$10.81	Restricted Share Bonus Plan
November 10, 2023	48,550,000	$10.30	Equity Financing

MARKET TRADING PRICE AND VOLUME

CPG Shares trade on the TSX and NYSE under the symbol "CPG". On November 6, 2023, the last full trading day prior to the public announcement of the signing of the Arrangement Agreement, the closing price per share of CPG Shares on the TSX was $10.94, and on the NYSE was US$7.99. On November 16, 2023, the closing price per share of CPG Shares on the TSX was $9.39, and on the NYSE was US$6.82.

The following table shows the monthly range of high and low intraday prices and the total monthly volumes of the CPG Shares, on the TSX and NYSE, for the periods indicated. Numbers have been rounded to the nearest whole cent.

	TSX			NYSE
	Price Range ($ per share)		Trading Volume (000s)	Price Range (US$ per share)		Trading Volume (000s)
	High	Low		High	Low
2022
November	11.54	9.96	82,037	8.61	7.38	177,460
December	10.65	8.83	84,977	7.94	6.46	131,835

	TSX			NYSE
	Price Range ($ per share)		Trading Volume (000s)	Price Range (US$ per share)		Trading Volume (000s)
	High	Low		High	Low
2023
January	10.22	8.64	77,066	7.67	6.39	103,313
February	10.09	8.93	100,987	7.57	6.59	121,827
March	10.07	7.73	170,792	7.40	5.59	164,215
April	10.54	9.67	94,266	7.87	7.08	85,216
May	10.02	8.50	74,361	7.40	6.26	73,222
June	9.46	8.32	85,273	7.08	6.30	76,271
July	10.94	8.69	90,232	8.29	6.50	70,229
August	11.49	10.55	59,550	8.57	7.81	62,699
September	11.70	10.65	56,985	8.59	7.90	56,839
October	11.62	10.16	61,599	8.49	7.40	77,938
November (1 to 16)	11.67	9.22	72,589	8.53	6.70	67,489

SIGNIFICANT ACQUISITIONS

Crescent Point has not completed any acquisitions within the past 75 days of the date hereof that are "significant acquisitions" for the purposes of Part 8 of NI 51-102, nor does Crescent Point have any proposed acquisitions that have progressed to the point that a reasonable person would believe that the likelihood of the acquisition being completed is high and which would constitute a "significant acquisition" for the purposes of Part 8 of NI 51-102.

RISK FACTORS

Whether or not the Arrangement is completed, Crescent Point will continue to face many risk factors that it currently faces with respect to its business and affairs. An investment in CPG Shares or other securities of Crescent Point is subject to certain risks which may differ from or be in addition to the risks applicable to an investment in Hammerhead. Investors should carefully consider the risk factors described under the heading "Risk Factors" in the Crescent Point AIF, and Crescent Point Annual MD&A, which are incorporated by reference in this Information Circular and available on Crescent Point's SEDAR Plus issuer profile at www.sedarplus.ca, in conjunction with the risk factors relating to the Arrangement discussed under the heading "Risk Factors" in this Information Circular.

INTEREST OF EXPERTS

PricewaterhouseCoopers LLP has advised that it is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Professional Accountants of Alberta and the rules of the SEC and the Public Company Accounting Oversight Board (PCAOB) on auditor independence.

Information relating to Crescent Point's reserves in certain documents incorporated by reference in this Information Circular was derived from a reserves report prepared for Crescent Point by McDaniel & Associates Consultants Ltd. as independent qualified reserves evaluators. As of the date of this Information Circular, the designated professionals, as such term is defined under applicable securities legislation, of McDaniel & Associates Consultants Ltd., in each case, as a group beneficially own, directly or indirectly, less than 1% of any class of securities of Crescent Point.

AUDITOR, TRANSFER AGENT AND REGISTRAR

Crescent Point's auditor is PricewaterhouseCoopers LLP, Chartered Professional Accountants, located at 3100 - 111 5th Ave S.W., Calgary, Alberta, T2P 5L3.

Crescent Point's transfer agent and registrar for the CPG Shares is Computershare Trust Company of Canada.

ADDITIONAL INFORMATION

Additional information in relation to Crescent Point may be found under Crescent Point's issuer profile on SEDAR Plus at www.sedarplus.ca and EDGAR at www.sec.gov.

Additional information including directors' and officers' remuneration and indebtedness, principal holders of Crescent Point's securities and securities authorized for issuance under equity compensation plans (all where applicable) is contained in the Crescent Point Management Information Circular for the most recent annual meeting of Crescent Point Shareholders that involved an election of directors and can be obtained upon request from Crescent Point's investor relations team, or as filed on SEDAR Plus at www.sedarplus.ca and EDGAR at www.sec.gov.

Additional financial information is provided in Crescent Point's Annual Financial Statements, and in the related Crescent Point Annual MD&A, each of which is incorporated by reference in this Information Circular.